ANNUAL REPORT 2025



THE POWER OF PERSONAL

RAYMOND JAMES

THE POWER OF PERSONAL®

It's recognizing how to help someone
make a difference, because we know what
made all the difference for them.

It's seeing how to approach a business's
future, because we've been to the place
where it began.

It's ideas – big, longheld or
not-yet-imagined – brought to life
when professional becomes personal.

Relationships are where our firm started, and they're still the purpose driving us forward and solidifying our strength.

Caring about clients – understanding their unique perspectives, envisioning their biggest goals alongside them, imagining all the ways an ambition or an institution could grow – makes us more proficient, more dynamic, more invested.

It gives us a degree of human insight that amplifies our professional rigor and broadens our already robust capabilities, creating the conditions for impactful results.

Simply, we're professionals who are exceedingly capable, but also deeply committed to connecting with people – so that, together, we can pursue limitless possibilities.

A MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIR



Built on a foundation forged in long-term, disciplined management and guided by our core values, Raymond James again delivered record results in fiscal 2025, reflecting the unwavering commitment of advisors, bankers and our associates to providing exceptional service to clients.

At the heart of our collective success, building and nurturing meaningful personal relationships with clients and each other remains essential to the long-term prosperity of clients, our financial professionals and associates, and the firm. Our enduring values – always putting clients first, making decisions for the long term, having integrity and valuing independence – continue to guide every decision we make and position us for sustainable growth.

This year, we celebrated 150 consecutive quarters of profitability and continued that trend through the fourth quarter. Since our founding, Raymond James has remained resilient, thriving in strong markets and navigating periods of volatility … whether global market uncertainty or regulatory shifts. Our long-term record of profitability illustrates the strength and adaptability of our diverse and complementary businesses, and stands as a testament to our values and long-term focus.

In fiscal 2025, we generated record net revenues of $14.1 billion and record pre-tax income of $2.7 billion, representing 10% and 3% growth, respectively, over fiscal 2024. Additionally, we achieved a return on common equity of 17.7% and an adjusted return on tangible common equity of 21.3%[1] – both strong results particularly given our robust capital position. The fiscal year ended with total common equity attributable to RJF of $12.4 billion and book value per share of $62.72, which increased 7% and 10%, respectively, over September 2024. Our capital ratios remained well above regulatory requirements, with a total capital ratio of 24.1% and tier 1 leverage ratio of 13.1% at the end of the year, providing significant flexibility to continue being opportunistic and investing in growth.

Over the long term, our capital deployment priorities remain unwavering: investing in organic growth, which we believe delivers the best returns for our shareholders over time; selectively making acquisitions; paying an ongoing dividend; and repurchasing our common stock. The firm returned more than $1.5 billion to shareholders through the combination of common stock dividends and share repurchases. The quarterly common stock dividend increased in the year approximately 11% to $0.50 per share and we repurchased 7.4 million shares for $1.1 billion, an average price of approximately $148 per share. Subsequent to the fiscal year end, the board approved an 8% increase of the quarterly dividend on our common stock to $0.54 per share and a share repurchase authorization of up to $2 billion, which replaces the previous authorization under

FISCAL YEAR FINANCIAL HIGHLIGHTS

in millions, except per share amounts

	2025	2024	% CHANGE
Net Revenues	$14,065	$12,821	10 %
Net Income Available to Common Shareholders	$2,130	$2,063	3 %
Earnings per Common Share (Diluted)	$10.30	$9.70	6 %
Total Common Equity Attributable to RJF	$12,424	$11,594	7 %
Common Shares Outstanding	198.1	203.3	(3) %
Book Value per Share	$62.72	$57.03	10 %

ALL DATA AS OF AND FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2025

[1] Adjusted return on tangible common equity is a non-GAAP financial measure. Please see the "Reconciliation of non-GAAP financial measures to GAAP financial measures" in "Part II, Item 7 – Management's discussion and analysis of financial condition and results of operations" of our 2025 Form 10-K for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

which $105 million remained available as of December 2, 2025. We are committed to driving long-term growth and deploying excess capital to generate attractive returns for shareholders.

Reviewing our segment results, the Private Client Group (PCG), our largest business, generated record net revenues of $10.2 billion, an increase of 8% over fiscal 2024, and pre-tax income of $1.7 billion, a 4% decline compared to fiscal 2024. Despite the impacts of lower short-term interest rates, higher client asset levels brought record net revenues. Fiscal 2025 concluded with PCG assets under administration of $1.67 trillion and PCG assets in fee-based accounts of $1.01 trillion, up 11% and 15%, respectively, compared to the prior year. In addition to higher equity markets, client assets were boosted by strong net inflows, which included domestic PCG net new assets of $52 billion, or 3.8% of beginning-of-period assets, driven by solid financial advisor retention and strong recruiting.

We ended the year with a record 8,943 financial advisors affiliated with the firm, supported by record financial advisor recruiting results to our domestic independent contractor and employee channels, with recruited trailing 12-month production at their previous firms totaling $407 million, reflecting a 21% increase over last year's previous record. These recruited advisors had approximately $58 billion of client assets at their previous firms, also surpassing last year's record. Despite a highly competitive environment, our regrettable attrition remained low. Our strong recruiting pipeline reflects how our client-first values, leading technology and product and service offerings make us the firm of choice for both current and prospective advisors.

To continue retaining and attracting the best advisors, we are making ongoing investments in our platform and offerings. In the private wealth space, we remain focused on providing education, training, accreditation and enhanced capabilities and product solutions that enable advisors to meet the needs of their most sophisticated clients. About 370 advisors have completed our Private Wealth Advisor program, which continues to attract strong interest due to its client benefits and contribution to business growth. Recognizing the growing demand and importance for private investment product alternatives for high-net-worth clients, we are actively expanding our support for alternative investments. This includes the addition of nearly 40 new products to our catalogue, enhancing both advisor capabilities and client experience. Raymond James maintains a strategic focus on delivering a best-in-class comprehensive suite of investment options.

We also continue to invest in technology, including artificial intelligence (AI), to automate and streamline processes in order to drive ongoing operational efficiencies and improve productive capacity. A key strategic focus is to free associates and advisors to do what they do best – engage human-to-human and deepen relationships, add more value and, most importantly, have more capacity to grow their businesses by attracting new clients.

The Capital Markets segment delivered solid results despite a challenging economic backdrop for much of the year. Net revenues reached $1.77 billion, up 20% compared to the prior year, and pre-tax income of $146 million increased substantially from fiscal 2024. The investment banking pipeline remains strong, and while the current operating environment remains uncertain, we are increasingly optimistic regarding improvement in global economic conditions. Following fiscal year end, we announced our plan to acquire GreensLedge Holdings LLC, a firm with specialized expertise in structured products that will complement our existing capital markets business platform. We are optimistic that consistent investments in our platform and people will drive long-term growth across all our capital markets businesses.



CLIENT ASSETS
PRIVATE CLIENT GROUP
$ Billions

2021	1,115
2022	1,039
2023	1,201
2024	1,507
2025	**1,666**



FINANCIAL ADVISORS
PRIVATE CLIENT GROUP

2021	8,482
2022	8,681
2023	8,712
2024	8,787
2025	**8,943**



TOTAL CAPITAL MARKETS
NET REVENUES
$ Millions

2021	1,885
2022	1,809
2023	1,214
2024	1,472
2025	**1,770**

The Asset Management segment generated record net revenues of $1.19 billion, an increase of 16%, and record pre-tax income of $503 million, an increase of 19% over fiscal 2024. Financial assets under management ended the year at $274.9 billion, representing a 12% increase year-over-year, fueled by strong net inflows in fee-based accounts in the Private Client Group, as well as significant market appreciation.

Bank segment net revenues of $1.78 billion increased 3%, and pre-tax income of $491 million increased 29%, over fiscal 2024. The Bank segment's net interest margin increased slightly during the fiscal year to 2.68%. Net bank loans increased 12% to $51.6 billion driven primarily by higher private client banking loans including 22% growth of securities-based loans and 9% growth of residential mortgage loans. These two loan categories represented nearly 60% of our total loan book. The credit quality of the loan portfolio remained strong. We continue to focus on fortifying the balance sheet in our Bank segment with diversified funding sources and prudently growing assets to support client demand.

Complementing the performance within our businesses, we achieved several other notable accomplishments during the fiscal year:

- J.D. Power announced that Raymond James had the highest ranking for investor satisfaction among those working with a dedicated financial advisor or team as part of its 2025 U.S. Investor Satisfaction Study and earned most trusted and highest in the study's individual metrics on people and products and services. The firm also received strong positions in the J.D. Power Financial Advisor Satisfaction studies in both employee and independent advisor categories.

- Our technology platform for advisors remains one of the best in the industry. This year, we continued to progress our AI program with the establishment of chief AI officer and head of AI strategy roles to lead AI development and implementation, bringing experience, talent and fresh perspectives. Building on last year's momentum, we have accelerated AI initiatives to deliver smarter, more integrated solutions that enhance advisor efficiency and client experience. We also introduced conversational AI capabilities across key platforms, enabling intuitive interactions and faster insights. These innovations, alongside our continued investment in Microsoft Copilot integration, reflect our commitment to leveraging AI to meet evolving business needs and deliver exceptional value to our clients.

- Raymond James, along with associates and advisors, once again gave generously to support the communities where we live and work. Our Ready for School initiative continued our three-year commitment of $8 million to partner organizations focused on helping students achieve their unique goals inside the classroom, outside the classroom and beyond. During our month-long giving campaign, Raymond James Cares Month, more than 3,500 volunteers gave over 12,800 hours to 313 organizations, raising $458,000 in monetary donations and packing over 119,500 meals. Additionally, between associate contributions and a company match, Raymond James helped raise a record-breaking $7.8 million for communities across the United States through its annual United Way campaign, and hundreds of associates, advisors, friends and family members across the country supported various American Heart Association events, together raising over $360,000 in fiscal year 2025.

- Raymond James was honored with more than a dozen awards in technology, practice management support, diversity and overall corporate reputation, while more than 700 financial advisors earned awards and were named to industry lists across multiple categories.



FINANCIAL ASSETS
UNDER MANAGEMENT
$ Billions

2021	191.9
2022	173.8
2023	196.4
2024	244.8
2025	**274.9**



TOTAL BANK LOANS, NET*
$ Billions

2021	25.0
2022	43.2
2023	43.8
2024	46.0
2025	**51.6**



TOTAL BANK SEGMENT ASSETS*
$ Billions

2021	36.2
2022	56.7
2023	60.0
2024	62.4
2025	**65.3**

*These metrics include the impact of the acquisition of TriState Capital Bank in June 2022.

With our focus on good governance practices, including strategic board refreshment, our board of directors appointed one new director this year. Mark Begor, CEO of Equifax, was selected to join the board. Mark brings extensive financial services experience at Equifax and GE Capital, overseeing large-scale businesses and investments in strategic growth, and will help inform the firm's continued effort to create an industry-leading technology platform. Additionally, we extend our heartfelt gratitude to Gordon Johnson for his invaluable service on the Raymond James Financial Board of Directors. Since joining us in 2010, Gordon has provided pivotal guidance and we have benefited greatly from his passion for the firm, our associates, advisors and communities. As his tenure concludes, we thank him for his wise counsel and lasting contributions.

As we look to the future, we are increasingly confident in our competitive position and strategic direction. Our established client first approach and emphasis on sustainable growth continues to set us apart within the industry, and we are dedicated to long-term stability, providing a reliable platform with leading service. We prioritize independence, fostering an environment that enables advisors to offer objective guidance to their clients, and strive to maintain a strong balance sheet with strong levels of capital and liquidity.

We deeply value the personal relationships that propel and bring meaning to our business, ensuring long-term success for the firm, our associates, and financial professionals and their clients. And we remain confident that our long-standing approach will continue to endure in both good and challenging times and help us deliver on our vision of being the absolute best firm for financial professionals and their clients.

We want to express our sincere gratitude to every advisor, banker and associate for the outstanding service and advice they provide to clients every day, and for delivering on our mission to enable clients to achieve their financial objectives.

Thank you for your continued trust and confidence in Raymond James.



Paul M. Shoukry
Chief Executive Officer
Raymond James Financial

December 12, 2025



Paul C. Reilly
Executive Chair
Raymond James Financial

December 12, 2025



UNITED WAY MATCHING GIFT PROGRAM
In the United States

$7.8 million+
Raised for the United Way



RAYMOND JAMES CARES MONTH*
Across United States, Canada and the United Kingdom

313
Charitable organizations supported

12,834
Volunteer hours

3,537
Volunteers

119,541
Meals served and packed

*Participation totals are derived from associate and advisor self-reports

Giving back in fiscal 2025

READY FOR SCHOOL



$8 million+

Pledged over three years to our partner organizations supporting students inside, outside and beyond the classroom



Students at LiFT (Learning Independence for Tomorrow) Academy, a Ready for School partner



DISASTER AND HUMANITARIAN RELIEF

$11 million

Cumulative contributions by the firm and leadership to associate and community relief in response to hurricanes Helene and Milton

IN AND BEYOND CLASSROOMS

At Raymond James, our enduring commitment to education reflects a core belief: When students thrive, communities flourish.

Ready for School – an extension of our community impact efforts – is a program dedicated to investing time, resources and expertise to help students achieve their unique goals inside, outside and beyond the classroom. It's about creating the conditions where every child can thrive, built on the belief that when students are supported holistically, they're better equipped to reach academic milestones and unlock lifelong success. The firm has pledged $8 million+ over three years to 11 Ready for School partner organizations.

"A well-educated community is a resilient community; one that's more economically stable, civically engaged and socially connected," said Paul Shoukry, chief executive officer of Raymond James. "It's a long-term investment with exponential returns, and it's one we're proud to make."

In fiscal year 2025, our associates dedicated nearly 1,000 volunteer hours to our Ready for School partner organizations, serving around 18,000 students and helping provide 56,000 meals.

Inside the classroom, the focus is on supporting the academic milestones most predictive of long-term success, including reading by third grade and mastering algebra by ninth grade. To further help close achievement gaps, the program supports supplemental academic initiatives, including mentorship, before- and after-school programs, and summer learning.

Beyond the classroom, Ready for School aims to meet a child's foundational needs to turn potential into meaningful progress, investing in nutrition, housing and other necessities to ensure students' basic needs are met and they're set up to engage more fully academically.

At its heart, Ready for School is another expression of Raymond James' fundamental belief in the importance of caring about people, because caring for people has the power to expand possibilities.

2025 AT-A-GLANCE

SEGMENT NET REVENUES CONTRIBUTION*
in millions and percentage of total



■ PRIVATE CLIENT GROUP	$10,182	68%
■ CAPITAL MARKETS	$1,770	12%
■ ASSET MANAGEMENT	$1,188	8%
■ BANK	$1,776	12%

SEGMENT PRE-TAX INCOME CONTRIBUTION*
in millions and percentage of total



■ PRIVATE CLIENT GROUP	$1,720	60%
■ CAPITAL MARKETS	$146	5%
■ ASSET MANAGEMENT	$503	18%
■ BANK	$491	17%

*These charts are intended to show the relative contributions of our four core business segments and do not include the Other segment or intersegment eliminations.

COMPARISON OF FIVE-YEAR CUMULATIVE
TOTAL RETURN SEPTEMBER 2025

Assumes initial investment of $100 and reinvestment of dividends.
Prepared by Zacks Investment Research.



● Raymond James Financial, Inc.　■ S&P 500 Index　▲ Dow Jones U.S. Investment Services Index

NET REVENUES
$ Billions



2021	2022	2023	2024	2025
9.76	11.00	11.62	12.82	14.07

NET INCOME AVAILABLE TO
COMMON SHAREHOLDERS
$ Billions



2021	2022	2023	2024	2025
1.4	1.5	1.7	2.1	2.1

RETURN ON COMMON EQUITY
Percent



2021	2022	2023	2024	2025
18.4	17.0	17.7	18.9	17.7

MARKET CAPITALIZATION
$ Billions



2021	2022	2023	2024	2025
19.0	21.3	21.0	24.9	34.2

PRIVATE CLIENT GROUP

Within our PCG segment, we provide financial planning, investment advisory and securities transaction services to clients through financial advisors who affiliate with us as traditional employees or independent contractors, or as employees of independent third-party firms to which we provide services through our Registered Investment Advisors (RIA) & Custody Services division.

CAPITAL MARKETS

Our Capital Markets segment conducts investment banking, institutional sales, securities trading and equity research throughout North America and Europe. In addition, we syndicate and manage investments in low-income housing funds and funds of a similar nature.

ASSET MANAGEMENT

Our Asset Management segment provides asset management, portfolio management and related administrative services to PCG clients through the Asset Management Services division and provides asset management services through our Raymond James Investment Management division for certain retail accounts managed on behalf of third-party institutions, institutional accounts and proprietary mutual funds that we manage, generally using active portfolio management strategies.

BANK

Our Bank segment, which includes Raymond James Bank and TriState Capital Bank, provides a comprehensive array of personal and corporate banking services, including securities-based, corporate and residential lending products. This segment also provides various FDIC-insured deposit account offerings, including the Raymond James Bank Deposit Program; the Enhanced Savings Program in which PCG clients may deposit cash in an FDIC-insured, high-yield Raymond James Bank account; and other deposit and liquidity management products and services.

OTHER

Our Other segment includes interest income on certain corporate cash balances, our private equity investments, certain other corporate investing activity, and certain corporate overhead costs of RJF, including the interest costs on our public debt, certain provisions for legal and regulatory matters and certain acquisition-related expenses.

OUR VALUES

We put **clients first.**
We act with **integrity.**
We value **independence.**
We think **long term.**

OUR MISSION

Our business is people and their financial well-being.

We are committed to helping individuals, corporations and institutions achieve their unique goals, while also developing and supporting successful professionals, and helping our communities prosper.

OUR VISION

To be the absolute best firm for financial professionals and their clients.





Associates collect and sort donations at the Raymond James Financial Center in St. Petersburg.

CONNECTION BEGINS WITH
CULTURE

The people-first ethos that drives Raymond James can be felt at every level of our firm and in all facets of our business – from support that makes new colleagues feel instantly at home, to collaboration that spans the globe, to the ways we show up for each other when it matters most.

When Hurricanes Helene and Milton hit Florida's Gulf Coast within two weeks last fall, they left behind more than wreckage – they disrupted lives, flooded homes and tested the resilience of entire communities. As many of the firm's own found themselves caught up in the aftermath, they were met with an extraordinary wave of support.

Raymond James and its leadership team contributed a cumulative $11 million in relief for associates and local communities. But the most meaningful acts of kindness weren't measured in dollars, they were felt in moments. A warm cup of coffee. A quiet "How can I help?" A manager's gentle reassurance: "Take the time you need." Proof of a culture that prioritizes people in the best of times and stands beside them through challenge.

"THAT SUPPORT MADE ALL THE DIFFERENCE."

Jenna Grooms, director of workplace hospitality, had only recently joined Raymond James when Helene upended her life. With two young children and a house overtaken by storm surge, Jenna and her husband had much to navigate and were nearly paralyzed by the scale of the damage. That's when her manager Brad Freed, vice president, corporate real estate, showed up at her door with coffee, energy bars and a printed guide to the firm's relief resources.

"He made sure I understood what was available and helped me through the process," Jenna said. "I was incredibly humbled. Without that gesture, I probably would have been hesitant to apply for assistance because I was so new."

Having grown up in St. Petersburg, Jenna had long admired Raymond James. "I've had family friends who worked at the firm and I'd always heard about its incredible reputation," she said. "Now I was able to witness that firsthand and very organically – it just deepened my respect for Raymond James and my belief in the firm's values."

Kay Clark, vice president of culture and associate experience, has spent much of her career helping shape the firm's people-first ethos – a spirit she found herself on the receiving end of when her parents' home was flooded by the storms.

"It was very lived-in because multiple generations had called it home, either full-time or part-time," Kay said. "My father had thousands of books in there – eight floor-to-ceiling bookshelves that were full."

Kay reached out to Joanne Korth, a director on the firm's Corporate Communications team, for help making a few phone calls. Joanne's response: "Absolutely. But in the meantime, I've got gloves and a shop vac and we're heading over."



Left to right: Jenna Grooms and Brad Freed

Joanne carefully sorted through the books, preserving what she could. Lora Rodriguez, senior vice president of Internal & Client Communications and Christina Klapper-Gonzalez, brand strategy director, also joined in, helping Kay navigate the chaos. "Work friends were especially effective in the moment," Kay said. "They knew how I work and what to do."

Once she was able, Kay turned her attention to her community, helping a friend whose home had also flooded and offering childcare to neighbors so they could focus on cleanup. "It's the downstream effect," she said. "It helped to know my workplace is supportive. No one tapping their watch, asking 'Where are you?', made all the difference."

These personal gestures reflected a broader commitment in action. As soon as the home office was safe to reopen, firm leadership organized a comprehensive relief effort, providing food, cooling stations and critical resources. That initiative supported hundreds of associates and their families, reinforcing the firm's promise to prioritize people above all else.

In a time of crisis, Raymond James demonstrated that its values aren't aspirational – they're operational.



Left to right: Christina Klapper-Gonzalez, Lora Rodriguez, Kay Clark and Joanne Korth



Damaged items and debris removed with help from colleagues at Kay Clark's parents' home.

"THEY'RE LIKE FAMILY."

Across five time zones and approximately 4,600 miles, Don d'Adesky, Sunaina Sinha Haldea and Abi Prakash are proving that the impact of personal connection defies distance.

Don d'Adesky has built his wealth advisory career by relying on something he knows well – the particular cultural synergy that comes with being from two worlds.

Don is a product of two places: Miami, Florida, and Haiti, where his father was born and raised. This duality has played a key role in how he approaches his work and the relationships that drive it.

Much of Don's early childhood was spent on Hispaniola, where generations of his family sought refuge – his grandfather from the German invasion of Belgium during World War I, his great-grandparents (a British man and a Jamaican woman) from the intolerant climate of the 1890s.

High school brought him to the mainland US full time, and then college took him across the continent to the University of Southern California. After starting his financial career on Cantor Fitzgerald's trading desk in Los Angeles, he made that continental trek again, back to Miami and into a wealth management role with Lehman Brothers.

Building a clientele that, like him, inhabits a distinct space between countries and cultures was only natural. "It's a very Miami thing, having a blend of different backgrounds," he said. "I understand that experience."

By the time Don and his team, The Americas Group, joined Raymond James in 2015, he had spent more than 30 years carving a distinctive niche, supporting individuals and entities across the Caribbean and points beyond.

That geographic diversity created a team of travelers, with Don and his colleagues making regular trips to meet clients where they are, literally and figuratively, to build a deeper understanding of each person and the world they inhabit. But when the COVID-19 pandemic kept us all in place, the group was forced to pause and look inward – stateside – to see if their high-touch approach, combined with Raymond James' sophisticated capabilities, would work locally.

"Turns out our commitment to a deep level of service worked just as well in the US," Don said. "We grew our domestic business by well over $1 billion during that period. It's now outpacing our foreign business. And foreign business isn't down; domestic has just grown that much."

The team took that success as their cue to continue expanding in scope, considering new kinds of clients to support and new ways to support them, both at home and abroad. Chief among the efforts has been a focus on business owners. "That's really where Sunaina and Abi came in."

Because his clientele increasingly included people experiencing significant liquidity events from either the sale or expansion of a business, Don was looking for the kinds of investment opportunities that would satisfy their broadening appetites.

"They're interested in alternatives, in the nontraditional investments that you don't see from everyone. We were looking for those unique opportunities." He found them 4,600 miles across the Atlantic.

Tash Elwyn, president of the Private Client Group, was the first to suggest Don connect with Sunaina Sinha Haldea. She heads up Raymond James Private Capital Advisory from London, and when Don saw the British capitol in his own travel plans, he decided to take Tash's advice and make the call.

"She couldn't have been more gracious. She said absolutely, let's meet."



ABI PRAKASH
Managing Director,
Investment Banking

DON A. D'ADESKY
Managing Director,
Wealth Management
Fixed Income Capital Markets

Over lunch, Sunaina and Abi Prakash, managing director of investment banking with Private Capital Advisory, told Don and his wife about what they do and how they do it. He knew immediately that it would resonate.

So when, a few months into their conversations, Abi made the move from London to Tampa, Florida, Don didn't hesitate to invite him downstate to The Americas Group offices in Boca Raton to join a series of small client meetings.

"He is able to speak to clients about the uniqueness of these opportunities," Don shared. "It's not the X, Y, Z fund of the month; it's something really special. And then our team has insight into not just a client's financial position, but what they get excited about and what they're comfortable with. That combination has definitely been a driver for deepening relationships."

Don credits both Abi's and Sunaina's ability to demystify the offerings and the process, really listening to his clients so they can respond specifically and tie the right idea or approach to each need. He also says both have come to feel like extended members of his team – and family.

"I look at Abi as a brother from another mother. We've had him on hand for a series of events, and I've also included him in a number of strategic relationships. And Sunaina is always willing to jump on calls to help walk clients through those bigger, more complex questions."

Across countries and time zones, Don, Sunaina and Abi have taken a productive professional partnership and made it something more – something personal. Perhaps that's why, for them, the distance between Boca, Tampa and London feels like nothing at all.



SUNAINA SINHA HALDEA
Global Head of Private Capital
Advisory, London

THE GROWTH OF BUSINESS

Alternative investments aren't the only resource Don d'Adesky and The Americas Group of Raymond James have been leaning on as they explore new ways of serving clients. "As my team's next generation is coming up, we're all in on supporting business owners," Don said.

In addition to calling on the partnership of Ken Grider, senior managing director of Raymond James Investment Banking, and attending the Institute for Business Owner Excellence (IBex), Don has found another, maybe unexpected, ally: other advisors.

"The firm has an interest in building relationships with us, but also in helping us forge relationships with one another," he shared. "I was recently at an event with colleagues from all over the country speaking freely, in a way I don't think you would find anywhere else."

That dynamic has seen Don and his team evolve from sharing best practices to formally partnering with other groups to co-host a series of business owner summits. "As advisors, it's really powerful to have people like Ken and his colleagues on our team, but also to have each other."

"IT WAS THE PEOPLE."

With their long-time independent firm acquired, Ray and Joe Croteau sought a home where culture and personal partnership remained at the fore.



Left to right: Joe Croteau, Susan VanHillo, Jacob VanHillo and Ray Croteau

One month into onboarding his financial advising practice with Raymond James, Raymond Croteau sent a Sunday evening email to CEO Paul Shoukry and Private Client Group President Tash Elwyn, giving kudos to the long list of people supporting the transition.

"Within minutes I got personal replies," Ray said. "That tells me someone is paying attention and caring. My old firm did that, and now I was getting the same feeling from Raymond James."

It confirmed why he and his son and business partner, Joseph, had chosen Raymond James in the first place. Months later, with the busy transition over, that sentiment remains. "This feels like the culture we were looking for," he said. "I feel like you (the home office) are all about us."

Leaving the company he'd partnered with for 15 years hadn't been part of Ray's long-term plan, but its sale created a question that needed to be answered.

"I wasn't looking for a new firm. I didn't have any reason to look, until I did." There are no hard feelings, he added, and

nothing but fond experiences. "But they made a business decision for them, and I made the right business decision for me, my family and my clients."

Located in Fitchburg, Croteau Financial serves a clientele reflecting the industriousness of its central Massachusetts community. Ray leads a close-knit team that includes his son Joe, longtime office manager Susan VanHillo, and most recently, Jacob VanHillo – Susan's son – who joined as a financial advisor. Together, they support a large variety of clients, from seasoned business owners to individuals just beginning their financial journeys. The practice's expansive client base is a testament to one of Croteau's guiding principles: If he can help someone, he will. As his clients have grown and thrived, so has his practice.

He needed a partner who had the products, resources and expertise to support that depth and variety of topics, from sophisticated business succession resources to entry-level investments.

Having never needed to navigate the competitor landscape before, Ray started his search where financial advisors from all backgrounds converge: the investment fund managers. Known for their broad industry connections, fund managers were the ideal sounding board for Ray's straightforward question.

"Of all the advisors they worked with, who was most happy? Raymond James kept coming up."

Ray reached out to Raymond James, and for due diligence, to two other firms he'd heard good things about. He was seeking a firm that supported advisors' independence and had the resources to support a wide-ranging clientele. But above all, it came down to culture. After more than three decades in the business, with many client relationships to match, Ray wasn't interested in imposing rigid, top-down corporate initiatives. He wanted a partner that aligned with his values, so he put each firm to the test.

Through the process, "We kept looking for reasons to be skeptical," he said, but each question they had was met with the right response.

After visiting the headquarters in St. Petersburg, Florida, the father-son team was genuinely impressed. "While impressive, it wasn't the technical aspects that convinced us, it was the people – their authentic care for the advisor. And that hasn't changed. We recently attended a Raymond James event and as we were leaving, I told Joe, 'We are the client.' We feel that," Ray said.

The Croteau team affiliated as independent advisors in partnership with Raymond James Financial Services.

With virtually all of their clients following them to Raymond James, they're focusing on digging into the vast resources now available to them. They've already set up their self-branded website, created by Raymond James Marketing.

"I refer to Raymond James as my partner, and to me that's a high regard," Ray said. "I feel good about the opportunity to work side-by-side with the home office and grow the practice. I know the team in the home office has our back in figuring everything out."

Joe, who recently marked his sixth year as an advisor after transitioning from a career in mechanical engineering, sees the possibilities unfold as he and his father grow the practice and continue to serve second- and third-generation clients of Croteau Financial.

With the transition process behind them, "I see a lot of growth potential ahead," Joe said. "We can fully focus on the real work of caring for clients and building on this partnership with Raymond James well into the future."



PERSONALIZED PARTNERSHIP

Since its founding in 1962, Raymond James has taken a different view of advisors than much of the industry. We see them as peers and partners, as the most qualified advocates for their clients, and as owners – both of their destinies and their businesses. While other firms claim ownership of client relationships, we have always held advisors and their connections to clients in the highest regard. Here, advisors own their books of business, whether independent contractor or employee.

Similarly, our approach to affiliation, called AdvisorChoice®, empowers advisors to select from a spectrum of options – choosing how they serve clients, structure their practices and achieve their goals.

"WHY WOULD I EVER GO ANYWHERE ELSE?"

How the Memphis complex's Spring Fling blossomed into a cherished tradition of connection, gratitude and shared stories.

Every April, just outside the Raymond James headquarters in Memphis, Tennessee, something special happens. What began as a modest gesture of client appreciation has grown into a vibrant celebration of relationships, community and the firm's deeply rooted client-first culture.

It started simply. One shredder truck, parked outside the firm's Memphis headquarters, offered clients a convenient way to dispose of sensitive documents after Tax Day. No fanfare, just a thoughtful service.

"Our bins were overflowing at tax time," said Complex Manager Field Norris, "so we hired a shredder truck for a day and invited clients to come down and shred whatever they wanted. That's all it was the first year."

But the spirit of the event sparked something bigger.

The following year, the team added a Salvation Army donation truck. Then refreshments. Music. Eventually, full catering and live entertainment. Today, nearly 500 guests – clients, advisors, branch associates, back-office staff and senior leadership – gather to clean out, fill up and connect.

A decade later, planning for what is now called the Spring Fling begins 12 months in advance, and it's something clients look forward to all year.

For many, the Spring Fling is more than a party, it's a reunion. "It's the one place some clients get to experience a crawfish boil," Field said with a smile. "But more than that, it's where they connect with their community and unwind with the people who've supported them through some of life's biggest moments."

The firm's presence in Memphis is unmistakable. Clients often discover at the event just how many of their friends are connected to Raymond James. And when senior leaders roll up their sleeves to serve food and share stories, it sends a powerful message: every relationship matters.

This year, Raymond James CEO Paul Shoukry made a



Left to right: Jazmun Stigger, Allen Duckworth, Paul Shoukry, Quincey Lawrence, Shonda Beard Holliday and LeToria Thompson

lasting impression, offering opening remarks centered on the importance of clients and associates, underscoring that meaningful relationships are not just part of the firm's mission, but the very heart of it. He lingered long after the speech, taking time to connect – sharing stories, snapping photos and enjoying a meal with guests.

"There's no agenda," Field said. "There's no money manager speaking. It's truly just a client appreciation event."

The Spring Fling is more than just a day to enjoy food, friends and music. Clients get a firsthand look at the depth of support their advisors have behind the scenes, often meeting the associates who helped them through pivotal moments in their lives. Watching those interactions unfold reinforces the scale of the team and its sense of shared purpose. It's a rare moment where the entire support system is visible, tangible and deeply human.

At this year's gathering, one client summed it up perfectly, "This event is unlike anything else. I met the person who helped my mother-in-law with her annuity, talked with the CEO and saw the support behind my advisor. Why would I ever go anywhere else?"



"Spring Fling is a chance for clients to see the full team behind their advisor, to connect with the people who've supported them through life's biggest moments. That kind of connection – real, personal, lasting – is what sets Raymond James apart." **Field Norris,** Complex Manager

EXECUTIVE AND SENIOR LEADERSHIP TEAM

Chris Aisenbrey*
Chief Human Resources Officer
Raymond James Financial

Doug Brigman
President
Asset Management Services

Jim Bunn*
President
Capital Markets & Advisory

Vin Campagnoli*
Executive Vice President
Technology and Operations

Horace Carter
President
Fixed Income

Scott A. Curtis*
Chief Operating Officer
Raymond James Financial

Tash Elwyn*
President
Private Client Group

Brian Fetterolf
President & Chief Executive Officer
TriState Capital Bank

T.J. Haynes-Morgan*
Chief Audit Executive
Raymond James Financial

Tarek Helal*
Chief Strategy Officer
Raymond James Financial

Steve Hufford
Head of Investment Banking
Raymond James Financial

Heather Knable
Senior Vice President,
Enterprise Solutions
Raymond James Financial

Sara Knowles
Senior Vice President,
Human Resources
Raymond James Financial

Rich Konefal
Chief Compliance Officer
Raymond James Financial

David Krauss*
Chief Risk Officer
Raymond James Financial

Katie Larson
Chief Accounting Officer
Raymond James Financial

Bella Loykhter Allaire*
Chief Administrative Officer
Raymond James Financial

Chris Majeski
Head of Supervision
Raymond James Financial

Butch Oorlog*
Chief Financial Officer
Raymond James Financial

Steven M. Raney*
President
Bank Segment

Greg Rust
Chief Operations Officer
Raymond James & Associates

Jonathan N. Santelli*
Executive Vice President,
General Counsel
Raymond James Financial

Paul Shoukry*
Chief Executive Officer
Raymond James Financial

Amanda Stevens
Chief Executive Officer
Raymond James Bank

Tom Walrond
President,
Raymond James & Associates
Private Client Group

Mike White
Chief Marketing Officer
Raymond James Financial

Andy Zolper
Chief Information Officer
Raymond James Financial

Paul Reilly
Executive Chair

Tom James
Chair Emeritus

*Member of the Executive Leadership Team

BOARD OF DIRECTORS

As of September 30, 2025



Mark W. Begor
Chief Executive Officer
Equifax, Inc.

Roderick C. McGeary
Retired, Former Chairman
Tegile Systems, Inc.

Marlene Debel
Executive Vice President,
Chief Risk Officer and Head of
MetLife Insurance Investments
MetLife, Inc.

Benjamin C. Esty
Professor of Business Administration
Harvard Graduate School of Business

Anne Gates
Retired, Former President
MGA Entertainment, Inc.

Paul C. Reilly
Executive Chair
Raymond James Financial

Art A. Garcia
Retired, Former Executive Vice President
and Chief Financial Officer
Ryder System, Inc.



Paul Shoukry
Chief Executive Officer
Raymond James Financial

Raj Seshadri
Chief Commercial Payments Officer
Mastercard Incorporated

Jeffrey N. Edwards
Lead Director, Raymond James Financial
Vice Chairman
New Vernon Advisers, LP

Gordon L. Johnson
President
Highway Safety Devices, Inc.

Raymond W. McDaniel, Jr.
Retired, Former Chairman
Moody's Corporation

Cecily Mistarz
Retired, Former Executive Vice President
and US Chief Risk Officer
BMO Financial Group

10-YEAR FINANCIAL SUMMARY
YEAR ENDED SEPTEMBER 30

in millions, except per share amounts

		2015	2016	2017	2018
RESULTS	Net Revenues	$ 5,204	$ 5,405	$ 6,371	$ 7,274
	Net Income Available to Common Shareholders	$ 502	$ 529	$ 636	$ 857
	Earnings per Common Share				
	Basic	$ 2.34	$ 2.48	$ 2.95	$ 3.93
	Diluted	$ 2.28	$ 2.44	$ 2.89	$ 3.84
	Weighted Average Common Shares Outstanding – Basic	213.8	212.7	215.0	218.0
	Weighted Average Common and Common Equivalent Shares Outstanding – Diluted	218.9	216.8	219.9	223.2
	Cash Dividends Declared per Common Share	$ 0.48	$ 0.53	$ 0.59	$ 0.73
OTHER FINANCIAL METRICS	Total Assets	$ 26,326	$ 31,487	$ 34,883	$ 37,413
	Common Equity Attributable to RJF	$ 4,524	$ 4,917	$ 5,582	$ 6,369
	Common Shares Outstanding	214.2	212.3	216.2	218.4
	Book Value per Share	$ 21.13	$ 23.15	$ 25.83	$ 29.15

2019	2020	2021	2022	2023	2024	2025	10-Year CAGR
$ 7,740	$ 7,990	$ 9,760	$ 11,003	$ 11,619	$ 12,821	$ 14,065	10.5 %
$ 1,034	$ 818	$ 1,403	$ 1,505	$ 1,733	$ 2,063	$ 2,130	15.5 %
$ 4.88	$ 3.96	$ 6.81	$ 7.16	$ 8.16	$ 9.94	$ 10.53	16.2 %
$ 4.78	$ 3.88	$ 6.63	$ 6.98	$ 7.97	$ 9.70	$ 10.30	16.3 %
211.5	206.4	205.7	209.9	211.8	207.1	202.0	(0.6) %
216.0	210.3	211.2	215.3	216.9	212.3	206.6	(0.6) %
$ 0.91	$ 0.99	$ 1.04	$ 1.36	$ 1.68	$ 1.80	$ 2.00	15.3 %
$ 38,830	$ 47,482	$ 61,891	$ 80,951	$ 78,360	$ 82,992	$ 88,230	12.9 %
$ 6,581	$ 7,114	$ 8,245	$ 9,338	$ 10,135	$ 11,594	$ 12,424	10.6 %
206.7	204.9	205.7	215.1	208.8	203.3	198.1	(0.8) %
$ 31.84	$ 34.72	$ 40.08	$ 43.41	$ 48.54	$ 57.03	$ 62.72	11.5 %

CORPORATE AND SHAREHOLDER INFORMATION

ANNUAL REPORT ON FORM 10-K; CERTIFICATIONS

A copy of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is included in this document and is also available, without charge, at sec.gov. You may also obtain a copy via mail or email using the following information:

Corporate Secretary
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

investorrelations@raymondjames.com

Raymond James has included, as exhibits to its 2025 Annual Report on Form 10-K, certifications of its chief executive officer and chief financial officer as to the quality of the company's public disclosure. Raymond James' chief executive officer has also submitted to the New York Stock Exchange a certification that he is not aware of any violations by the company of the NYSE company listing standards.

ANNUAL MEETING

The annual meeting of shareholders will be conducted via webcast as a virtual meeting, on February 19, 2026, at 4:30 p.m.

The meeting will be broadcast live via streaming audio on raymondjames.com under "Investor Relations – News and Events – Shareholders Meeting."

Notice of the annual meeting, proxy statement and proxy voting instructions accompany this report to shareholders. Additional information about Raymond James results can be found at raymondjames.com/investor-relations.

ELECTRONIC DELIVERY

If you are interested in electronic delivery of future copies of this report, please see the proxy voting instructions.

NUMBER OF SHAREHOLDERS

At December 2, 2025, there were 348 holders of record of our common stock. Shares of our common stock are held by a substantially greater number of beneficial owners who hold their shares indirectly through banks, brokers and other financial institutions.

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, RI 02940-3078
800.837.7596
computershare.com/investor

INDEPENDENT AUDITORS

KPMG LLP

NEW YORK STOCK EXCHANGE SYMBOL

RJF

COVERING ANALYSTS

Christian Bolu
Autonomous Research

Craig Siegenthaler
Bank of America

Brennan Hawken
BMO Capital

Alexander Blostein, CFA®
Goldman Sachs & Co.

Daniel Fannon
Jefferies

Devin Ryan
JMP Securities

Michael Cho
J.P. Morgan

Michael Cyprys, CFA®, CPA
Morgan Stanley

James Mitchell
Seaport Research Partners

Bill Katz
TD Cowen

Steven Chubak
Wolfe Research

CREDIT RATINGS

Our issuer and senior long-term debt ratings as of the most current report are as follows:

Fitch Ratings, Inc.:
Issuer and senior long-term debt: **A-**
Outlook: **Stable**

Moody's Investors Service, Inc.:
Issuer and senior long-term debt: **A3**
Outlook: **Stable**

Standard & Poor's Rating Services:
Issuer and senior long-term debt: **A-**
Outlook: **Stable**



ANNUAL REPORT 2025

———

ON FORM 10-K FOR FISCAL YEAR ENDED
SEPTEMBER 30, 2025

RAYMOND JAMES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-9109

RAYMOND JAMES FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Florida	59-1517485
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

880 Carillon Parkway	St. Petersburg	Florida	33716
(Address of principal executive offices)			(Zip Code)

(727) 567-1000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	RJF	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock	RJF PrB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 31, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant computed by reference to the price at which the common stock was last sold was $28,106,525,241.

The number of shares outstanding of the registrant's common stock as of November 21, 2025 was 196,673,933.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III.

RAYMOND JAMES FINANCIAL, INC.
TABLE OF CONTENTS

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES


PART I


ITEM 1. **BUSINESS**

Raymond James Financial, Inc. ("RJF" or the "firm") is a leading diversified financial services company providing private client group, capital markets, asset management, banking and other services to individuals, corporations, and municipalities. The firm, together with its subsidiaries, is engaged in various financial services activities, including providing investment management services to retail and institutional clients, merger & acquisition and advisory services, the underwriting, distribution, trading, and brokerage of equity and debt securities, and the sale of mutual funds and other investment products. The firm also provides corporate and retail banking services and trust services. The firm operates predominantly in the United States ("U.S.") and, to a lesser extent, in Canada, the United Kingdom ("UK"), and other parts of Europe. As used herein, the terms "our," "we," or "us" refer to RJF and/or one or more of its subsidiaries.

Established in 1962 and public since 1983, RJF is listed on the New York Stock Exchange (the "NYSE") under the symbol "RJF."   As a bank holding company ("BHC") and financial holding company ("FHC"), RJF is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System ("the Fed").

Among the keys to our historical and continued success, our emphasis on putting the client first is at the core of our corporate values. We also believe in maintaining a long-term focus on our decision making. We believe that this disciplined decision-making approach translates to a strong, stable financial services firm for clients, associates, and shareholders.


REPORTABLE SEGMENTS


We currently operate through the following five segments: Private Client Group ("PCG"); Capital Markets; Asset Management; Bank; and Other.

The following graph depicts the relative net revenue contribution of each of our business segments for the fiscal year ended September 30, 2025.




Net Revenues *



* The preceding chart does not include intersegment eliminations or the Other segment.


Private Client Group

We provide financial planning, investment advisory, and securities transaction services to clients through financial advisors. Total client assets under administration ("AUA") in our PCG segment as of September 30, 2025 were $1.67 trillion, of which $1.01 trillion related to fee-based accounts ("fee-based AUA"). We had 8,943 employee and independent contractor financial advisors affiliated with us as of September 30, 2025.

Affiliation

We offer multiple affiliation options, which we refer to as AdvisorChoice®. Financial advisors primarily affiliate with us directly as either employees or independent contractors or as employees of third-party Registered Investment Advisors ("RIAs") and broker-dealers to which we provide services through our RIA and Custody Services ("RCS") division.

Employee financial advisors

Employee financial advisors work in a traditional branch supported by local management and administrative staff. They provide services predominantly to retail clients. Compensation for these financial advisors primarily includes a payout on revenues they generate and such advisors also participate in the firm's employee benefit plans.

Independent contractor financial advisors

Our financial advisors who are independent contractors are generally responsible for all of their direct costs and, accordingly, receive a higher payout percentage on the revenues they generate than employee financial advisors. Our independent contractor financial advisor options are designed to help our advisors build their businesses with as much or as little of our support as they determine they need. Independent contractor financial advisors may affiliate with us directly or through an affiliated bank or credit union in our Financial Institutions Division. With specific approval, and on a limited basis, they are permitted to conduct certain other approved business activities, such as offering insurance products, independent registered investment advisory services, and accounting and tax services.

RIA and Custody Services

Through our domestic RCS division, we offer third-party RIAs and broker-dealers a range of products and services including custodial services, trade execution, research, and other support and services (including access to clients' account information and the services of the Asset Management segment) for which we receive fees, which may be either transactional or based on AUA. Firms affiliated with us through RCS retain the fees they charge to their clients and are generally responsible for all of their direct costs. Financial advisors associated with firms in RCS are not included in our financial advisor counts, although their client assets are included in our AUA. AUA associated with firms in our RCS division totaled $217.3 billion as of September 30, 2025.

Products and services

We offer a broad range of third-party and proprietary investment products and services to meet our clients' various investment and financial needs. Revenues from this segment are typically driven by AUA and are generally either asset-based or transactional in nature.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

PCG segment net revenues for the fiscal year ended September 30, 2025 are presented in the following graph.

Net Revenues — $10.18 billion


Mutual and
other fund products *
6%
Insurance and
annuity products *
5%
Equities, exchange-traded
funds ("ETFs") and
fixed income products *
6%
Account and
service fees
20%
Net interest
3%
Investment banking
and all other
1%
Asset management and
related administrative fees
59%

* Included in "Brokerage revenues" on our Consolidated Statements of Income and Comprehensive Income.

We recognize revenue from providing the following products and services through this segment:

Asset management and related administrative fees

We earn asset management and related administrative fees in this segment for performing asset management, portfolio management, and related investment services for retail clients for assets invested in fee-based accounts.

Brokerage revenues

We earn revenues for distribution and related services performed related to mutual and other funds, fixed and variable annuities, and insurance products. We also earn commissions for executing and clearing transactions for clients, primarily in listed and over-the-counter equity securities, including exchange-traded funds ("ETFs"), options, and fixed income products. Such revenues are primarily earned for services performed for retail clients whose assets are invested in brokerage accounts.

Account and service fees

- ***Mutual fund and other investment products -*** We earn servicing fees for providing sales and marketing support to third-party financial entities and for supporting the availability and distribution of their products on our platforms. We also earn servicing fees for accounting and administrative services provided to such parties.

- ***Raymond James Bank Deposit Program ("RJBDP") fees -*** We earn servicing fees from various banks for administrative services we provide related to our clients' deposits that are swept to such banks as part of the Raymond James Bank Deposit Program, our multi-bank sweep program. Fees received from third-party banks for these services are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates relative to interest paid to clients by the third-party banks on balances in the RJBDP. PCG also earns fees from our Bank segment, which are based on the greater of a base servicing fee or net yield equivalent to the average yield that the firm would otherwise receive from third-party banks in the RJBDP. The fees earned from our Bank segment are eliminated in consolidation.

- ***Client account and other fees -*** We also earn fees for servicing brokerage and individual retirement accounts ("IRA") for clients, as well as for custodial services, trade execution, research, and other support and services provided to third-party RIAs and broker-dealers through our RCS division.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Net interest income

We generate net interest income on securities borrowing and lending activities transacted with financial institutions and other counterparties. We also earn interest income on certain cash and cash equivalents and margin loans to clients, net of interest paid on client cash balances in our Client Interest Program ("CIP").

Capital Markets

Our Capital Markets segment conducts investment banking, institutional sales, securities trading, equity research, and the syndication and management of investments in low-income housing funds and funds of a similar nature, the majority of which qualify for tax credits (referred to as our "affordable housing investments" business).

Capital Markets segment net revenues for the fiscal year ended September 30, 2025 are presented in the following graph.

Net Revenues — $1.77 billion


Debt underwriting * 15%
Equity underwriting * 8%
Affordable housing investments business revenues 8%
Net interest and all other 2%
Merger & acquisition and advisory * 35%
Fixed income brokerage revenues ** 22%
Equity brokerage revenues ** 10%

* Included in "Investment banking" on our Consolidated Statements of Income and Comprehensive Income.
** Included in "Brokerage revenues" on our Consolidated Statements of Income and Comprehensive Income.

We provide the following products and services through this segment.

Investment banking

- ***Merger & acquisition and advisory -*** We provide a comprehensive range of strategic and financial advisory services, including with respect to mergers and acquisitions, divestitures and restructurings, across a number of industries throughout the U.S., Canada, and Europe.

- ***Equity underwriting -*** We provide public and private equity financing services, including the underwriting and placement of common and preferred stock and other equity securities, to corporate clients across a number of industries throughout the U.S., Canada, and Europe.

- ***Debt underwriting -*** Our services include public finance and debt underwriting activities where we serve as a placement agent or underwriter to various issuers, including private and public corporate entities, state and local government agencies (and their political subdivisions), and non-profit entities including healthcare and higher education institutions.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Brokerage

- *Fixed income -* We earn revenues from institutional clients who purchase and sell both taxable and tax-exempt fixed income products, municipal, corporate, government agency and mortgage-backed bonds, and whole loans, as well as from our market-making activities in fixed income debt instruments. We carry inventories of debt instruments to facilitate such transactions.

   We also enter into interest rate derivatives to facilitate client transactions or to actively manage risk exposures that arise from our client activity, including a portion of our trading inventory.

- *Equity -* We earn brokerage revenues from the sale of equity products to institutional clients. Client activity is influenced by a combination of general market activity and our ability to identify attractive investment opportunities for our institutional clients. Revenues on equity transactions are generally based on trade size and the amount of business conducted annually with each institution.

   Our global research department supports our institutional and retail sales efforts and publishes research on a wide variety of companies. This research primarily focuses on U.S. and Canadian companies across a multitude of industries. Research reports are made available to both institutional and retail clients.

Affordable housing investments business

We act as the general partner or managing member in partnerships and limited liability companies that invest in various projects, primarily real estate. Substantially all of these investments qualify for tax credits and/or provide a mechanism for banks and other institutions to meet their Community Reinvestment Act ("CRA") obligations throughout the U.S. We earn fees for the origination and sale of these investment products as well as for the oversight and management of the investments, including over the statutory tax credit compliance period when applicable.

Asset Management

Our Asset Management segment earns asset management and related administrative fees for providing asset management, portfolio management and related administrative services to retail and institutional clients. This segment oversees a portion of our fee-based AUA for our PCG clients through our Asset Management Services division ("AMS"). This segment also provides asset management services through our Raymond James Investment Management division ("Raymond James Investment Management") for certain retail accounts managed on behalf of third-party institutions, institutional accounts, and proprietary mutual funds that we manage, generally using active portfolio management strategies.

Management fees in this segment are generally calculated as a percentage of the value of our fee-billable financial assets under management ("AUM") in both AMS, which includes the portion of fee-based AUA in PCG that is invested in programs overseen by AMS, and Raymond James Investment Management, where investment decisions are made by in-house or third-party portfolio managers or investment committees. The fee rates applied are dependent upon various factors, including the distinct services provided and the level of assets within each client relationship. The fee rates applied in Raymond James Investment Management may also vary based on the account objective (i.e., equity, fixed income, or balanced). Our AUM are impacted by market fluctuations and net inflows or outflows of assets, including transfers between fee-based accounts and transaction-based accounts within our PCG segment. Fees are generally collected quarterly and are based on balances as of the beginning of the quarter (particularly in AMS) or the end of the quarter or based on average daily balances throughout the quarter.

Our Asset Management segment also earns administrative fees on certain fee-based assets within PCG that are not overseen by our Asset Management segment, but for which the segment provides administrative support (e.g., record-keeping).

Our Asset Management segment also earns asset management and related administrative fees through services provided by Raymond James Trust, N.A. ("RJ Trust") and Raymond James Trust Company of New Hampshire ("RJTCNH").

Our AUM and our Raymond James Investment Management AUM by objective as of September 30, 2025 are presented in the following graphs.


Financial Assets Under Management - $274.9 billion
Raymond James Investment Management 30%
AMS 70%


Raymond James Investment Management Financial Assets Under Management by Objective - $81.7 billion
Equity 26%
Fixed income 61%
Balanced 13%

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Bank

Our Bank segment reflects the results of our banking operations, including the results of Raymond James Bank, a Florida-chartered state member bank, and TriState Capital Bank, a Pennsylvania-chartered state member bank. We provide various types of loans, including securities-based loans ("SBL"), corporate loans (commercial and industrial ("C&I"), commercial real estate ("CRE"), and real estate investment trust ("REIT") loans), residential mortgage loans, and tax-exempt loans. Our Bank segment is active in corporate loan syndications and participations and lending directly to clients. We also provide Federal Deposit Insurance Corporation ("FDIC")-insured deposit accounts, including to clients of our broker-dealer subsidiaries, and other retail and corporate deposit and liquidity management products and services. The Bank segment generates net interest income principally through the interest income earned on loans and an investment portfolio of available-for-sale securities, which is offset by the interest expense it pays on client deposits and on its borrowings.

As of September 30, 2025, SBL and residential mortgage loans held for investment represented 46% of the Bank segment's total assets. SBL are primarily collateralized by the borrower's marketable securities at advance rates consistent with industry standards and, to a lesser extent, the cash surrender value of life insurance policies issued by investment-grade insurance companies. An insignificant portion of our SBL portfolio is collateralized by private securities or other financial instruments with a limited trading market. Residential mortgage loans are originated or purchased and held for investment or sold in the secondary market. Corporate and tax exempt loans held for investment represented 33% of the Bank segment's total assets as of September 30, 2025, and 66% of such loans were U.S. or Canadian syndicated loans. The remainder of our corporate loan portfolio is comprised of smaller participations and direct loans. The Bank segment's investment portfolio is classified as available-for-sale and is primarily comprised of agency mortgage-backed securities ("MBS"), agency collateralized mortgage obligations ("CMOs"), U.S. Treasury securities ("U.S. Treasuries"), and other securities which are guaranteed by the U.S. government or its agencies. Raymond James Bank's liabilities primarily consist of cash deposits, including cash swept from the investment accounts of PCG clients through the RJBDP and deposits in our Enhanced Savings Program ("ESP"), in which PCG clients may deposit cash in a FDIC-insured high-yield Raymond James Bank account. Deposits at TriState Capital Bank are primarily corporate and retail money market deposits, including RJBDP sweep deposits, and interest-bearing demand deposits. Our Bank segment's liabilities also include borrowings from the Federal Home Loan Bank ("FHLB").

The following graph details the composition of our Bank segment's total assets as of September 30, 2025.

Bank Segment Total Assets — $65.26 billion


C&I loans
16%
CRE loans
12%
REIT loans
3%
Residential
mortgage loans
16%
Tax-exempt loans 2%
Available-for-sale securities
11%
Cash and other assets
10%
SBL
30%

Other

Our Other segment includes interest income on certain corporate cash balances, our private equity investments, which predominantly consist of investments in third-party funds, certain other corporate investing activity, and certain corporate overhead costs of RJF that are not allocated to other segments, including the interest costs on our public debt, certain provisions for legal and regulatory matters, and certain acquisition-related expenses.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Our "associates" (which include our employee financial advisors and all of our other employees) and our independent contractor financial advisors (which we call our "independent advisors") are vital to our success. As a human capital-intensive business, our ability to attract, develop, and retain exceptional associates and independent advisors is critical, not only in the current competitive labor market, but also to our long-term success. It is important to us to maintain a strong commitment to a workplace environment that attracts talented candidates who reflect the skills and experiences required to meet our clients' needs and are drawn from the entire available talent pool. To compete effectively, we must offer attractive compensation and health and wellness programs, as well as provide formal and informal opportunities for associates and advisors to develop their capabilities and reach their full potential. We also endeavor to foster and maintain our unique and long-standing values-based culture.

As of September 30, 2025, we had approximately 19,500 associates (including 3,878 employee financial advisors) and 5,065 independent advisors. This reflects an increase of approximately 500 associates compared to the prior year, primarily due to continued growth across the firm. Our associates are largely spread across four countries in North America and Europe. However, the vast majority of our associates are located in the U.S. Of our global associates, 44% self-identify as women, and among our U.S.-based associates, 22% self-identify as people of color.

Culture

We strive to attract individuals who are people-focused and share our values. Our values are memorialized in a document we refer to as our culture "blueprint" that is communicated to all associates. Our culture is people-focused and rooted in the values established at the firm's foundation. Our pledge to clients, to our advisors, and to all of our associates is that:

- we put clients first,
- we act with integrity,
- we think long term, and
- we value independence.

One way in which we measure the health of our culture is through firmwide and targeted surveys in which we routinely ask our associates about their experiences at the firm. Feedback provided through these surveys is also used to create and continually enhance programs that support our associates' needs.

Recruitment, talent development, and retention

We seek to build a workforce that provides outstanding client service and helps clients achieve their financial goals. We are also committed to maintaining a workforce that is reflective of our client base and the communities in which we work, as well as a work environment that is a natural extension of our culture. We have a comprehensive approach to identifying and selecting new associates and enhancing the skills of our existing associates. We also offer internships to selected college students, professionals returning to the workforce, and veterans, which may lead to permanent roles, and we offer pipeline programs which accelerate the progression from entry level positions for recent graduates across many areas of the firm. Our recruiting approach is designed to attract a wide range of candidates for every role. To that end, we have built strong relationships with a variety of industry associations that represent professionals from a variety of backgrounds and experiences, as well as with similar groups at the colleges and universities where we recruit.

We are also committed to supporting associates in reaching their professional goals. Through our annual performance review process, associates and managers collaborate to define performance goals which are reviewed during mid-year touch points and formal end-of-year discussions. We also offer associates the opportunity to participate in a variety of development programs. Our extensive program catalog includes courses designed to expand our associates' industry, product, technical, professional, business development, and regulatory knowledge. The firm also provides leadership development programs that prepare our leaders for challenges they will face in new roles or with expanded responsibilities. The firm also offers a mentoring program to all associates who seek additional guidance and advice on their career growth. In alignment with our focus on human capital development and a people-centric culture, we offer voluntary inclusion networks open to all associates and advisors. These networks foster connection and understanding, and support our broader associate experience strategy focused on career growth, engagement, and well-being. To provide associates opportunity to compete for new positions, we require that all roles, with the exception of certain revenue-generating positions and certain senior-level roles, be posted on our internal online career platform. We conduct ongoing and robust succession planning for roles that are within two levels of our Executive Leadership Team, and we strive to ensure we have a robust pool of candidates for such roles. We discuss the results with executive leadership and the Board of Directors several times per year.

An important driver of our success is the continuous recruitment and retention of financial advisors. Our ability to attract high quality advisors is based on our values-based culture, our commitment to service, and the unique ways in which we provide services to our financial advisors. Individuals who want to become financial advisors can gain relevant branch experience through our Wealth Management Associate Program or move to our Advisor Mastery Program and begin building their client base. We have a department dedicated to providing growth-oriented tools and resources, including business coaching, to our financial advisors. We also offer these advisors the opportunity to participate in conferences and workshops. These include separate national conferences for our employee and independent contractor financial advisor channels, each of which is attended by thousands of advisors each year.

We also monitor and evaluate various turnover and attrition metrics. Retaining associates, including financial advisors, and their clients, is a key component of our "Service 1st" philosophy and critical to the success of our business. Our overarching commitment to the attraction, development, and retention of our associates results in a relatively low voluntary turnover rate. For the year ended September 30, 2025, our domestic financial advisor retention remained very strong.

Compensation and benefits

We have designed a compensation structure, including an array of benefit plans and programs, that is intended to be attractive to current and prospective associates, while also reinforcing our core values and mitigating excessive risk taking. Our competitive pay packages include base salary, incentive bonus, and equity compensation programs. Additionally, the firm makes annual contributions to support the retirement goals of each associate through our employee stock ownership plan and our profit-sharing plan, in addition to a matching contribution program for the 401(k) retirement savings plan, for our U.S.-based associates. We also offer U.S.-based associates the opportunity to participate in an employee stock purchase plan that enables them to acquire our common stock at a discount, further increasing their ability to participate in the growth and success of the firm. As an additional retention tool, we may grant equity awards in connection with initial employment or under various retention programs for individuals who are responsible for contributing to our management, growth, and/or profitability. For certain associates who meet compensation, production, or other criteria, we also offer various non-qualified deferred compensation plans that provide a return to the participant, as well as a retention tool to the firm.

We strive to design programs that promote equitable rewards for all associates. Our compensation practices are structured to verify that all associates are paid fairly based on objective criteria such as role, experience, performance, and qualifications. Each year, we conduct pay equity studies in the U.S., UK, and Canada. If we identify any gaps, we take remediation steps as part of our compensation strategy.

The physical, emotional, and financial well-being of our associates is a high priority of the firm. To that end, we offer programs including healthcare insurance, health and flexible savings accounts, paid time off, family leave, flexible work arrangements, tuition assistance, counseling services. We also provide on-site services, such as health clinics and fitness centers, at our corporate offices in St. Petersburg, Florida, Memphis, Tennessee, and Southfield, Michigan.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

OPERATIONS AND INFORMATION PROCESSING

We have operations personnel at various locations who are responsible for processing securities transactions, custody of client securities, support of client accounts, the receipt, identification, and delivery of funds and securities, and compliance with regulatory and legal requirements for most of our securities brokerage operations.

Our information technology department develops and supports the integrated solutions that provide a customized platform for our businesses. These include a platform for financial advisors designed to allow them to spend more time with their clients and enhance and grow their businesses; systems that support institutional and retail sales and trading activity from initiation to settlement and custody; and thorough security protocols to protect firm and client information. In the area of information security, we have developed and implemented a framework of principles, policies, and technology to protect our own information and that of our clients. We apply numerous safeguards to maintain the confidentiality, integrity, and availability of both client and firm information.

Our business continuity program has been developed to provide reasonable assurance that we will continue to operate in the event of disruptions at our critical facilities or other business disruptions. We have developed operational plans for such disruptions, and we have devoted significant resources to maintaining those plans. Our business continuity plan continues to be enhanced and tested to allow for continuous operations in the event of weather-related or other interruptions at our corporate headquarters in Florida, one of our other corporate offices located in Southfield, Michigan and Memphis, Tennessee, or multiple data center sites (with our primary data center located in the Denver, Colorado area), and our branch and office locations throughout the U.S., Canada, and Europe.

COMPETITION

The financial services industry is intensely competitive. We compete with many other financial services firms, including a number of larger securities firms, most of which are affiliated with major financial services companies, insurance companies, banking institutions, and other organizations. We also compete with companies that offer web-based financial services and discount brokerage services to individual clients, usually with lower levels of service and financial technology companies ("fintechs"). We compete principally on the basis of the quality of our associates, services, technology platform, product selection, performance records, location, and reputation in local markets.

Our ability to compete effectively is substantially dependent on our continuing ability to develop or attract, retain, and motivate qualified financial advisors, investment bankers, trading professionals, portfolio managers, and other revenue-producing or specialized personnel. Furthermore, the labor market continues to experience elevated levels of competition for talent across all areas of our business, as well as increased competition with non-traditional competitors, such as technology companies. Employers are offering guaranteed contracts, upfront payments, and increased compensation in order to attract talent.

REGULATION

We continue to operate in a dynamic and complex regulatory environment. Regulatory changes can have significant impacts on our business, however, we cannot predict the exact changes or quantify their potential impacts. See "Item 1A - Risk Factors" of this Form 10-K for additional discussion of the risks related to our regulatory environment.

The following summarizes the principal elements of the regulatory and supervisory framework applicable to us as a participant in the financial services industry. The framework includes extensive regulation under U.S. federal and state laws, as well as the applicable laws of the jurisdictions outside the U.S. in which we do business. While this framework is intended to protect our clients, the integrity of the financial markets, our depositors, and the Federal Deposit Insurance Fund, it is not intended to protect our creditors or shareholders. These rules and regulations limit our ability to engage in certain activities, as well as our ability to fund RJF from our regulated subsidiaries, which include Raymond James Bank and TriState Capital Bank (collectively, "our bank subsidiaries"), our broker-dealer subsidiaries, and our trust subsidiaries. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions that are referenced. A change in applicable statutes or regulations or in regulatory or supervisory policy may have a material effect on our business.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Banking supervision and regulation

RJF is a BHC under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), that has made an election to be a FHC and is subject to regulation, oversight and consolidated supervision, including periodic examination, by the Fed. Under the system of "functional regulation" established under the BHC Act, the primary regulators of our U.S. non-bank subsidiaries directly regulate the activities of those subsidiaries, with the Fed exercising a supervisory role. Such "functionally regulated" subsidiaries include our broker-dealers registered with the Securities and Exchange Commission ("SEC"), such as Raymond James & Associates, Inc. ("RJ&A") and Raymond James Financial Services, Inc. ("RJFS"), and investment advisers registered with the SEC with respect to their investment advisory activities, among other subsidiaries.

We have two FDIC-insured depository institutions, Raymond James Bank and TriState Capital Bank. Raymond James Bank is a Florida-chartered state member bank that is primarily supervised by both the Fed and the Florida Office of Financial Regulation ("OFR"). TriState Capital Bank is a Pennsylvania-chartered state member bank that is primarily supervised by both the Fed and the Pennsylvania Department of Banking and Securities ("PDBS"). Both Raymond James Bank and TriState Capital Bank are also subject to supervision by the Consumer Financial Protection Bureau ("CFPB") and the FDIC.

We also have non-depository trust company subsidiaries including: RJ Trust, which is regulated, supervised, and examined by the Office of the Comptroller of the Currency ("OCC"), and RJTCNH, which is regulated, supervised, and examined by the New Hampshire Banking Department ("NHBD"). RJTCNH provides IRA custodial services and trust services for our PCG clients.

Collectively, the rules and regulations of the Fed, the FDIC, the OFR, the PDBS, the CFPB, the OCC and the NHBD result in extensive regulation and supervision covering all aspects of our banking and trust businesses, including, for example, lending practices, the receipt of deposits, capital structure, transactions with affiliates, conduct and qualifications of personnel and, as discussed further in the following sections, capital requirements. This regulatory, supervisory, and oversight framework can affect the operating costs and permissible businesses of RJF and our subsidiaries. As a part of their supervisory functions, these regulatory bodies conduct extensive examinations of our operations and also have the power to bring enforcement actions for violations of law and, in the case of certain of these regulatory bodies, for unsafe or unsound practices.

Basel III and U.S. capital rules

RJF, Raymond James Bank, and TriState Capital Bank are subject to the Fed's capital rules. These rules establish an integrated regulatory capital framework and implement, in the U.S., the Basel III capital framework developed by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended ("Dodd-Frank Act"), and other capital provisions and, for insured depository institutions, set the prompt corrective action framework discussed below (the "U.S. Basel III Rules"). The U.S. Basel III Rules: (i) establish minimum requirements for both the quantity and quality of regulatory capital; (ii) set forth a capital conservation buffer; and (iii) define the calculation of risk-weighted assets. These capital requirements could restrict our ability to grow, including during favorable market conditions, and to return capital to shareholders, or require us to raise additional capital. As a result, our business, results of operations, financial condition, and future prospects could be adversely affected. See "Item 1A - Risk Factors," "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources," and Note 23 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Failure to meet minimum capital requirements can trigger discretionary, and in certain cases, mandatory actions by regulators that could have a direct material effect on the financial results of RJF, Raymond James Bank, and TriState Capital Bank. In addition, failure to maintain the capital conservation buffer would result in constraints on distributions, including limitations on dividend payments and stock repurchases, and certain discretionary bonus payments based on the amount of the shortfall and eligible retained income. Under the capital adequacy rules, RJF, Raymond James Bank, and TriState Capital Bank must meet specific capital ratio requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under the rules. The capital amounts and classification for RJF, Raymond James Bank, and TriState Capital Bank are also subject to the qualitative judgments of U.S. regulators based on components of capital, risk-weightings of assets, off-balance sheet transactions, and other factors.

Under applicable capital rules, RJF would need to obtain prior approval from the Fed if its repurchases or redemptions of equity securities over a twelve-month period would reduce its net worth by ten percent or more and an exemption were not available. Guidance from the Fed also provides that RJF would need to inform the Fed in advance of repurchasing common stock in certain prescribed situations, such as if it were experiencing, or at risk of experiencing, financial weaknesses or considering expansion, either through acquisitions or other new activities, or if the repurchases would result in a net reduction in common equity over a quarter. Further, Fed guidance indicates that, pursuant to the Fed's general supervisory and enforcement

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

authority, Fed supervisory staff should prevent a BHC from repurchasing its common stock if such action would be inconsistent with the BHC's prospective capital needs and safe and sound operation.

Source of strength

The Fed requires that BHCs, such as RJF, serve as a source of financial strength for any of its subsidiary depository institutions. The term "source of financial strength" is defined as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress at such subsidiaries. Under this requirement, RJF could be required to provide financial assistance to Raymond James Bank and TriState Capital Bank in the future should either bank experience financial distress.

Transactions between affiliates

Transactions between (i) Raymond James Bank, TriState Capital Bank, RJ Trust, or their subsidiaries on the one hand and (ii) RJF or its other subsidiaries or affiliates on the other hand are subject to compliance with Sections 23A and 23B of the Federal Reserve Act and Regulation W issued by the Fed, which generally limit the types and amounts of such transactions that may take place and generally require those transactions to be on market terms. These laws generally do not apply to transactions between Raymond James Bank, TriState Capital Bank, RJ Trust, and any subsidiaries they may have.

The Volcker Rule, a provision of the Dodd-Frank Act, generally prohibits certain transactions and imposes a market terms requirement on certain other transactions between (i) RJF or its affiliates on the one hand and (ii) covered funds for which RJF or its affiliates serve as the investment manager, investment adviser, commodity trading advisor or sponsor, or other covered funds organized and offered by RJF or its affiliates on the other hand. See "The Volcker Rule" in the following section.

Deposit insurance

Raymond James Bank and TriState Capital Bank are subject to the Federal Deposit Insurance Act because they provide deposits covered by FDIC insurance, generally up to $250,000 per account ownership type. For banks with greater than $10 billion in assets, which includes Raymond James Bank and TriState Capital Bank, the FDIC's current assessment rate calculation relies on a scorecard method based on a number of factors, including the bank's regulatory ratings, asset quality, and amount of brokered deposits. This scorecard method is designed to measure a bank's financial performance and ability to withstand stress, in addition to measuring the FDIC's exposure should Raymond James Bank or TriState Capital Bank fail. From time to time, in response to specific events, the FDIC may also enact a special assessment to recover any losses to the FDIC's deposit insurance fund as a result of protecting uninsured depositors.

Prompt corrective action

The U.S. Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA"), requires the U.S. federal bank regulatory agencies to take "prompt corrective action" with respect to depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks, such as Raymond James Bank and TriState Capital Bank: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than the category indicated by its capital ratios if the institution is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions as the capital category of an institution declines. Failure to meet the capital requirements could also require a depository institution to raise capital. Ultimately, critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

Although the prompt corrective action regulations do not apply to BHCs, such as RJF, the Fed is authorized to take appropriate action at the BHC level, based upon the undercapitalized status of the BHC's depository institution subsidiaries. In certain instances related to an undercapitalized depository institution subsidiary, the BHC would be required to guarantee the performance of the undercapitalized subsidiary's capital restoration plan and might be liable for civil money damages for failure to fulfill its commitments on that guarantee. Furthermore, in the event of the bankruptcy of the BHC, this guarantee would take priority over the BHC's general unsecured creditors. As of September 30, 2025, Raymond James Bank and TriState Capital Bank were categorized as well-capitalized.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

The Volcker Rule

RJF is subject to the Volcker Rule, which generally prohibits BHCs and their subsidiaries and affiliates from engaging in proprietary trading, but permits underwriting, market-making, and risk-mitigating hedging activities. The Volcker Rule also prohibits BHCs and their subsidiaries and affiliates from acquiring or retaining ownership interests in, sponsoring, or having certain relationships with "covered funds" (as defined in the rule), including hedge funds and private equity funds, subject to certain exceptions.

Compensation practices

Our compensation practices are subject to oversight by the Fed. The U.S. federal bank regulatory agencies have provided guidance designed to ensure incentive compensation policies do not encourage imprudent risk-taking and are consistent with safety and soundness. As required by SEC rules, we disclose in our proxy statements for each annual meeting of shareholders the relationship of our compensation policies and practices to risk management initiatives, to the extent that the risks arising from such policies and practices are reasonably likely to have a material adverse effect on the firm.

Community Reinvestment Act regulations

Raymond James Bank and TriState Capital Bank are subject to the CRA, which is intended to encourage banks to help meet the credit needs of their communities, with a focus on low- and moderate-income communities, consistent with safe and sound bank operations. Under the CRA, federal banking regulators are required to periodically examine and assign to each bank a public CRA rating. If any insured depository institution subsidiary of a FHC fails to maintain at least a "satisfactory" rating under the CRA, the FHC would be subject to restrictions on certain new activities and acquisitions.

Other restrictions

FHCs, such as RJF, generally can engage in a broader range of financial and related activities than are otherwise permissible for BHCs as long as they continue to meet the eligibility requirements for FHCs. Among other things, the broader range of permissible activities for FHCs includes underwriting, dealing and making markets in securities and making investments in non-FHCs, or merchant banking activities. We are required to obtain Fed approval before engaging in certain banking and other financial activities both within and outside the U.S.

The Fed, however, has the authority to limit an FHC's ability to conduct activities that would otherwise be permissible, and will likely do so if the FHC does not satisfactorily meet certain requirements of the Fed. For example, if an FHC or any of its U.S. depository institution subsidiaries ceases to maintain its status as "well-capitalized" or "well-managed," the Fed may impose corrective capital and/or managerial requirements, as well as additional limitations or conditions. If the deficiencies persist, the FHC may be required to divest its U.S. depository institution subsidiaries or to cease engaging in activities other than the business of banking and certain closely related activities.

Broker-dealer and securities regulation

The SEC is the federal agency charged with administration of the federal securities laws in the U.S. Our U.S. broker-dealer subsidiaries are subject to SEC regulations relating to their business operations, including sales and trading practices, securities offerings and other investment banking activity, publication of research reports, use and safekeeping of client funds and securities, capital structure, record-keeping, privacy requirements, and the conduct of directors, officers and employees. Financial services firms are also subject to regulation by state securities commissions in those states in which they conduct business. Our most significant U.S. broker-dealers, RJ&A, RJFS, and SumRidge Partners, LLC ("SumRidge Partners"), are currently registered as broker-dealers in all 50 states.

Financial services firms are also subject to regulation by various foreign governments, securities exchanges, central banks and regulatory bodies, particularly in those countries where they have established offices. Outside of the U.S., we have additional offices primarily in Canada, the UK, and Germany and are subject to regulations in those areas. Much of the regulation of broker-dealers in the U.S. and Canada, however, has been delegated to self-regulatory organizations ("SROs"), such as the Financial Industry Regulatory Authority ("FINRA") in the U.S., the Canadian Investment Regulatory Organization ("CIRO") in Canada, and securities exchanges. These SROs adopt and amend rules for regulating the industry, subject to the approval of government agencies. These SROs also conduct periodic examinations of member broker-dealers. The single primary regulator with respect to our conduct of financial services in the UK is the Financial Conduct Authority ("FCA"), which operates on a statutory basis.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

The SEC, SROs, and other securities regulators may conduct administrative proceedings that can result in censure, fines, suspension or expulsion of a broker-dealer, its officers, employees, or other associated persons. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and may adversely impact the reputation of a broker-dealer.

Our U.S. broker-dealer subsidiaries are subject to the Securities Investor Protection Act, as amended ("SIPA"), and are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC was established under SIPA, and oversees the liquidation of broker-dealers during liquidation or financial distress. The SIPC fund provides protection for cash and securities held in client accounts up to $500,000 per client, with a limitation of $250,000 on claims for cash balances.

U.S. broker-dealer capital

Our U.S. broker-dealer subsidiaries are subject to certain of the SEC's financial stability rules, including the: (i) net capital rule; (ii) customer protection rule; (iii) record-keeping rules; and (iv) notification rules. Broker-dealers are required to maintain the minimum net capital deemed necessary to meet their continuing commitments to customers and others, and are required to keep their assets in relatively liquid form. These rules also limit the ability of broker-dealers to transfer capital to parent companies and other affiliates. See Note 23 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information pertaining to our broker-dealer regulatory minimum net capital requirements.

Standard of care

Pursuant to the Dodd-Frank Act, the SEC adopted a package of rule-makings and interpretations related to the provision of advice by broker-dealers and investment advisers, including Regulation Best Interest and Form CRS. Among other things, Regulation Best Interest requires a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. Form CRS requires that broker-dealers and investment advisers provide retail investors with a brief summary document containing simple, easy-to-understand information about the nature of the relationship between the parties. Our implementation of these regulations resulted in the review and modification of certain of our policies and procedures and associated supervisory and compliance controls, as well as the implementation of additional client disclosures, which included us providing related education and training to financial advisors. Various states have also proposed, or adopted, laws and regulations seeking to impose new standards of conduct on broker-dealers that may differ from the SEC's regulations, which may lead to additional implementation costs.

Similarly, non-U.S. jurisdictions have also adopted regulations relating to standards of care. For example, on July 31, 2023, the FCA's Consumer Duty took effect in the UK. Among other things, the UK Consumer Duty requires firms to act to deliver "good outcomes" for retail customers with respect to products and services, price and value, consumer understanding, and consumer support.

In April 2024, the Department of Labor ("DOL") issued a final rule significantly expanding the definition of "investment advice fiduciary" under the Employee Retirement Income Security Act of 1974, as amended. In related rulemakings, the DOL also finalized amendments to several class prohibited transaction exemptions ("PTE"), which exempt certain compensation arrangements that would otherwise be prohibited. In July 2024, two federal district courts separately issued nationwide stays of the effective date of the final rule and PTE amendments pending consideration of the merits. We are monitoring the legal activity while continuing to evaluate the impact these new rules could have on our business. If the rules become effective as promulgated, we expect compliance will require us to alter certain of our business practices and impose additional costs.

Other non-U.S. regulation

Raymond James Ltd. ("RJ Ltd."), a wholly-owned subsidiary, is currently registered as an investment dealer in all provinces and territories in Canada. The financial services industry in Canada is subject to comprehensive regulation under both federal and provincial laws. Securities commissions have been established in all provinces and territorial jurisdictions, which are charged with the administration of securities laws. Investment dealers in Canada are subject to regulation by CIRO, an SRO under the oversight of the securities commissions that make up the Canadian Securities Administrators. CIRO is responsible for the enforcement of, and conformity with, securities legislation for their members and has been granted the powers to prescribe their own rules of conduct and financial requirements of members, including RJ Ltd. CIRO also requires that RJ Ltd. be a member of the Canadian Investors Protection Fund, whose primary role is investor protection. This fund provides protection for securities and cash held in client accounts up to 1 million Canadian dollars ("CAD") per client, with additional coverage of CAD 1 million for certain types of accounts.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Certain of our subsidiaries are registered in, and operate from, the UK, which has a highly developed and comprehensive regulatory regime. These subsidiaries are authorized and regulated by the FCA and have limited permissions to carry out business in certain European Union ("E.U.") countries, to the extent permitted under domestic law and regulation in those countries. The FCA operates on a statutory basis and creates rules which are largely principles-based. These regulated UK subsidiaries and their senior managers are registered with the FCA, and wealth managers and certain other staff are subject to certification requirements. Certain of these subsidiaries operate in the retail sector, providing investment and financial planning services to predominantly high-net-worth individuals, while others provide brokerage and investment banking services to institutional clients. Retail clients of our UK subsidiaries benefit from the Financial Ombudsman Service, which settles complaints between consumers and businesses that provide financial services, as well as the Financial Services Compensation Scheme, which is the UK's statutory deposit insurance and investors compensation scheme for customers of authorized financial services firms.

In Germany, our subsidiary Raymond James Corporate Finance GmbH is licensed by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or "BaFin") to conduct the regulated activities of investment advice and investment brokerage. Among other requirements, BaFin requires Raymond James Corporate Finance GmbH, as a regulated entity, to comply with certain capital, liquidity, governance, and business conduct requirements, and has a range of supervisory and disciplinary powers which it is able to use in its oversight.

Investment management regulation

Our investment advisory operations, including the mutual funds that we sponsor, are also subject to extensive regulation in the U.S. The majority of our asset managers are registered as investment advisers with the SEC under the Investment Advisers Act of 1940 as amended and are also required to make notice filings in certain states. Virtually all aspects of our asset management business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended for the benefit of our clients.

Anti-money laundering, economic sanctions, and anti-bribery and corruption regulation

The U.S. Bank Secrecy Act ("BSA"), as amended by the USA PATRIOT Act of 2001 ("PATRIOT Act"), the Customer Due Diligence Rule, and the Anti-Money Laundering Act of 2020 ("AMLA"), contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to all financial institutions, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the BSA, the PATRIOT Act, and AMLA seek to promote the identification of parties that may be involved in terrorism, money laundering or other suspicious activities. Anti-money laundering laws outside the U.S. contain similar provisions.

The U.S. Treasury's Office of Foreign Assets Control administers economic and trade sanctions programs and enforces sanctions regulations with which all U.S. persons must comply. The E.U. as well as various countries have also adopted economic sanctions programs targeted at countries, entities, and individuals that are involved in terrorism, hostilities, embezzlement, or human rights violations.

In addition, various countries have adopted laws and regulations, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act, related to corrupt and illegal payments to, and hiring practices with regard to, government officials and others. The scope of the types of payments or other benefits covered by these laws is very broad and is subject to significant uncertainties that may be clarified only in the context of further regulatory guidance or enforcement proceedings.

RJF and its affiliates have implemented and maintain internal policies, procedures, and controls to meet the compliance obligations imposed by such U.S. and non-U.S. laws and regulations concerning anti-money laundering, economic sanctions, and anti-bribery and corruption. Failure to continue to meet the requirements of these regulations could result in supervisory action, including fines.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Privacy and data protection

U.S. federal law establishes minimum federal standards for financial privacy by, among other provisions, requiring financial institutions to adopt and disclose privacy policies with respect to consumer information and setting forth certain limitations on disclosure to third parties of consumer information. U.S. state laws and regulations adopted under U.S. federal law impose obligations on RJF and its subsidiaries for protecting the confidentiality, integrity, and availability of client information, and require notice of data breaches to certain U.S. regulators and to clients. The Fair Credit Reporting Act of 1970, as amended, mandates the development and implementation of a written identity theft prevention program that is designed to detect, prevent, and mitigate identity theft.

The California Privacy Rights Act ("CPRA") amended the California Consumer Privacy Act of 2020 and became enforceable in 2023. CPRA regulations updated existing privacy protections for the personal information of California residents, including by requiring companies to provide certain additional disclosures to California consumers, and provide for a number of specific additional data subject rights for California residents.

Similarly, the E.U. and UK General Data Protection Regulation ("GDPR") imposes requirements for companies that collect or store personal data of E.U. residents, as well as residents of the UK. GDPR's legal requirements extend to all foreign companies that solicit and process personal data of E.U. and UK residents, imposing a strict data protection compliance regime that includes consumer rights actions that must be responded to by organizations. Canadian data privacy laws contain many provisions similar to U.S. financial privacy laws and are currently undergoing legislative reform at a federal and provincial level. Quebec enacted Bill C-64, a comprehensive privacy law with extraterritorial application modeled after GDPR which imposes fines for non-compliance and became fully effective in September 2024.

In May 2024, the SEC adopted amendments to Regulation S-P, which includes a requirement for broker-dealers, investment companies, RIAs, and transfer agents to adopt written policies and procedures for an incident response program with respect to unauthorized access to or use of customer information. The final amendments require these entities to notify individuals whose sensitive customer information was accessed or used without authorization no later than 30 days after becoming aware that the information has been compromised. These amendments become effective on December 21, 2025 and are not expected to have a significant impact on our business.

Certain U.S. states have recently enacted privacy and data protection regulation related to the development and deployment of artificial intelligence ("AI"). These laws intersect with existing privacy laws and present challenges for firms using AI-related technologies, particularly in cases where personal information is processed requiring notice disclosure and, in certain cases, consent for use of AI. The E.U. Artificial Intelligence Act, which has tiered compliance dates, poses further challenges for organizations in managing transparency, fairness, and accountability for AI use.

Data privacy requirements affect business processes and compel companies to track personal information use and provide greater transparency on data practices to consumers. The multitude of data privacy laws and regulations adds complexity and cost to managing compliance and data management capabilities and can result in potential litigation, regulatory fines and reputational harm.

We have implemented policies, processes, and training with regard to communicating to our clients and business partners required information relating to financial privacy and data security. We continue to monitor regulatory developments on both a domestic and international level to assess requirements and potential impacts on our global business operations.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Executive officers of the registrant (which includes officers of certain significant subsidiaries) are as follows:

Christopher S. Aisenbrey (56) — Chief Human Resources Officer since October 2019

James E. Bunn (52) — President - Capital Markets since October 2024; President - Global Equities and Investment Banking - Raymond James & Associates, Inc., December 2018 - September 2024; Head of Investment Banking - Raymond James & Associates, Inc., January 2014 - September 2024

Vincent Campagnoli (62) — Executive Vice President, Technology and Operations since October 2024; Chief Information Officer, March 2013 - October 2024

Scott A. Curtis (62) — Chief Operating Officer since October 2024; President - Private Client Group, June 2018 - September 2024; President - Raymond James Financial Services, Inc., January 2012 - September 2024

Tashtego S. Elwyn (54) — President - Private Client Group since October 2024; Chief Executive Officer and President - Raymond James & Associates, Inc. since June 2018

T.J. Haynes-Morgan (59) — Chief Audit Executive since January 2020

Tarek Helal (46) — Chief Strategy Officer since October 2024; Senior Vice President, Investments and Strategy Renewables, February 2024 - October 2024; Chief Risk Officer - Private Client Group and Capital Markets, May 2018 - February 2024

David Krauss (49) — Chief Risk Officer since September 2024; Managing Director, Global Head of Market Risk and Investment Banking Chief Risk Officer - Credit Suisse, July 2023 - September 2024; Managing Director, Global Head of Market Risk and U.S. Chief Risk Officer - Credit Suisse, July 2020 - July 2023

Bella Loykhter Allaire (71) — Chief Administrative Officer since October 2024; Executive Vice President - Technology and Operations - Raymond James & Associates, Inc., June 2011 - September 2024

Jonathan W. Oorlog, Jr. (62) — Chief Financial Officer since October 2024; Chief Accounting Officer, January 2023 - September 2024; Senior Vice President - Controller, October 2020 - January 2023; Senior Vice President - Financial Reporting, January 2020 - September 2020

Steven M. Raney (59) — President - Bank Segment since October 2024; Executive Chair - Raymond James Bank since October 2024; Director - TriState Capital Bank since June 2022; Chair - Raymond James Bank, November 2020 - September 2024; President and CEO - Raymond James Bank, January 2006 - September 2024

Paul C. Reilly (71) — Executive Chair since February 2025; Chair since February 2017 and Director since January 2006; Chief Executive Officer, May 2010 - February 2025

Jonathan N. Santelli (54) — Executive Vice President and General Counsel since May 2016; Secretary, May 2016 - October 2025

Paul M. Shoukry (42) — Chief Executive Officer since February 2025; Director since May 2024; President, March 2024 - February 2025; Chief Financial Officer, January 2020 - September 2024; Head of the Bank segment, including Raymond James Bank and TriState Capital Bank, August 2023 - September 2024; Director - TriState Capital Bank, June 2022 - July 2024; Treasurer, February 2018 - December 2022

Except where otherwise indicated, the executive officer has held his or her current position for more than five years.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ADDITIONAL INFORMATION

Our Internet address is www.raymondjames.com. We make available on our website, free of charge and in printer-friendly format including ".pdf" file extensions, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our reports and other information that we electronically file with the SEC are also available free of charge on the SEC's website at www.sec.gov.

FACTORS AFFECTING "FORWARD-LOOKING STATEMENTS"

Certain statements made in this Annual Report on Form 10-K may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions (including changes in interest rates, inflation, and international trade policies), demand for and pricing of our products (including cash sweep and deposit offerings), anticipated timing and benefits of our acquisitions, and our level of success integrating acquired businesses, anticipated results of litigation, regulatory developments, and general economic conditions. In addition, words such as "believes," "expects," "anticipates," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in "Item 1A - Risk Factors" of this report. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events, or otherwise.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described in the following sections, which could adversely affect our business, financial condition, results of operations, liquidity and the trading price of our common and preferred stock. The list of risk factors provided in the following sections is not exhaustive; there may be other factors that adversely impact our results of operations, harm our reputation or inhibit our ability to generate new business prospects. The following sections should be read in conjunction with "Item 1C - Cybersecurity," "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes in "Item 8 - Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. In particular, see "Item 1C - Cybersecurity" for additional information on how we assess, identify, and manage cybersecurity risks and "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management" for additional information on our exposure and how we monitor and manage our market, credit, liquidity, operational, model, and compliance, and certain other risks.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Damage to our reputation could damage our businesses.

Maintaining our reputation is critical to attracting and maintaining clients, investors, associates, and independent contractor financial advisors. If we fail to address, or appear to fail to address, issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues may include, but are not limited to, any of the risks discussed in this Item 1A, including appropriately dealing with potential conflicts of interest, legal and regulatory requirements, fraud perpetrated against our clients, ethical issues, money laundering, cybersecurity, privacy, record-keeping, sales and trading practices, and associate misconduct. In addition, the failure to either sell securities we have underwritten at anticipated price levels or to properly identify and communicate the risks inherent in the products and services we offer could also give rise to reputational risk. A failure or perceived failure to maintain appropriate service and quality standards or to treat clients fairly can result in client dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs, and reputational harm. Negative publicity about us, including information posted on social media or other internet forums or published by news organizations, whether or not true, may also harm our reputation. The speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risk relating to negative publicity. Further, failures at other large financial institutions or other market participants, regardless of whether they relate to our activities, could lead to a general loss of client confidence in financial institutions that could negatively affect us, including harming the market perception of the financial system in general.

Any cyber-attack or other security breach of our technology systems, or those of our clients or other third parties we rely on, could subject us to significant liability and harm our reputation.

Our operations rely heavily on the secure processing, storage, and transmission of sensitive and confidential financial, personal, and other information in our computer systems and networks. There have been numerous highly publicized cases involving financial services companies reporting the unauthorized disclosure of client or other confidential information in recent years, as well as cyber-attacks involving the theft, dissemination, and destruction of corporate information or other assets, in some cases as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties. There have also been numerous highly publicized cases where hackers have requested "ransom" payments in exchange for not disclosing customer information or for restoring access to information or systems. Like other financial services firms, we experience malicious cyber activity directed at our computer systems, software, networks, and users on a daily basis. This malicious activity includes attempts at unauthorized access, implantation of computer viruses or malware, and denial-of-service attacks. We also experience large volumes of phishing and other forms of social engineering (including through the use of AI) attempted for the purpose of perpetrating fraud against the firm, our associates, or our clients. This includes attempts by threat actors to impersonate our clients or associates, or to defraud our clients directly. In addition, clients may also share information (including information used for authentication) with third parties, which also may be a source of a potential cybersecurity incidents or fraud. These activities may occur outside of our systems but could still result in financial loss to our clients and potential liability or reputational harm to us. Additionally, we may face increased cybersecurity risk for a period of time after acquisitions as we transition the acquired entity's historical systems and networks to our standards. We also face increased cybersecurity risk related to mobile and cloud solutions or related to new and emerging technologies such as AI. We seek to continuously monitor for and nimbly react to any and all such malicious cyber activity, and we develop our systems to protect our technology infrastructure and data from misuse, misappropriation, or corruption.

Cyber-attacks can originate from a variety of sources, including threat actors affiliated with foreign governments, organized crime, or terrorist organizations. Threat actors may also attempt to place individuals within our firm, or induce employees, clients, or other users of our systems, to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent. Although cybersecurity incidents among financial services firms continue to increase, we have not experienced any material losses relating to cyber-attacks or other information security breaches. However, the techniques used in these attacks are increasingly sophisticated, change frequently, and are often not recognized until launched. Although we seek to maintain a robust suite of authentication and layered information security controls, including our cyber threat analytics, data encryption, anti-malware defenses, and vulnerability management programs, any one or combination of these controls could fail to detect, mitigate, or remediate these risks in a timely manner. Despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software, and networks may be vulnerable to human error, equipment failure, natural disasters, power loss, unauthorized access, supply chain attacks, distributed denial-of-service attacks, computer viruses and other malicious code, and other events that could result in significant liability and damage to our reputation, and have an ongoing impact on the security and stability of our operations. In addition, although we maintain insurance coverage that may, subject to terms and conditions, cover certain aspects of cyber and information security risks, such insurance coverage may be insufficient to cover all losses, such as litigation costs or financial losses that exceed our policy limits or are not covered under any of our current insurance policies.

We also rely on numerous third parties, including service providers that utilize cloud technologies to conduct other aspects of our business operations, and we face similar risks relating to them. While we regularly conduct security assessments on these third-party service providers, we cannot be certain that their information security protocols are sufficient to withstand a cyber-attack or other security breach. We also cannot be certain that we will receive timely notification of such cyber-attacks or other security breaches. In addition, in order to access our products and services, our clients, independent contractor financial advisors, and financial advisors associated with firms affiliated with us through our RCS division may use computers and other devices that are beyond our security control systems.

Notwithstanding the precautions we take, if a cyber-attack or other information security breach were to occur, this could jeopardize the information we confidentially maintain, or otherwise cause interruptions in our operations or those of our clients and counterparties, exposing us to liability, including potential financial liability for certain client losses arising from various assurances we make to our clients regarding such instances. As attempted attacks continue to evolve in scope and sophistication, we may be required to expend substantial additional resources to modify or enhance our protective measures, to investigate and remediate vulnerabilities or other exposures or to communicate about cyber-attacks to our clients and/or regulators. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Further, successful cyber-attacks at other large financial institutions or other market participants, whether or not we are affected, could lead to a general loss of confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the financial system in general, which could result in reduced use of our financial products and services.

Further, in light of the high volume of transactions we process, the large number of our clients, partners, and counterparties, and the increasing sophistication of malicious actors, a cyber-attack could occur. Moreover, any such cyber-attack may persist for an extended period of time without detection. We endeavor to design and implement policies and procedures to identify such cyber-attacks as quickly as possible; however, we expect that any investigation of a cyber-attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which would further increase the costs and consequences of such an attack.

We may also be subject to liability under various data protection laws. In providing services to clients, we manage, utilize, and store sensitive or confidential client or employee data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal, state, and international laws governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number. If any person, including any of our associates or independent contractor financial advisors negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential information, as well as information we collect from our actual and prospective clients, associates, and independent contractor financial advisors, whether through system failure, employee negligence, fraud, or misappropriation, could damage our reputation and cause us to lose clients and related revenue. Potential liability in the event of a security breach of client data could be significant. Depending on the circumstances giving rise to the breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages. Further, lapses in cybersecurity controls, as perceived by our regulators, could lead to fines and penalties compounding monetary losses.

Lack of funding, liquidity, or access to capital could impair our business and financial condition.

An inability to maintain adequate funding and liquidity to operate our business could have a significant negative effect on our financial condition. We have a contingency funding plan which would guide our actions if one or more of our businesses were to experience disruptions from normal funding and liquidity sources. If the available funding from one or more of our contingent funding sources is not sufficient to sustain normal operating levels, we may be required to scale back or curtail our operations, such as by limiting lending, selling assets at unfavorable prices, reducing or eliminating dividend payments, or limiting our recruiting of financial advisors. Our liquidity could be negatively affected by: any inability of our subsidiaries to generate cash to distribute to the parent company, liquidity or capital requirements that may prevent our subsidiaries from distributing cash, limitations on our subsidiaries' access to credit markets for secured and unsecured borrowings, diminished access to the capital markets for RJF, and other commitments or restrictions on capital as a result of adverse legal settlements, judgments, regulatory sanctions, or an adverse change in our credit rating by one or more of the national rating agencies. Furthermore, as a BHC, we may become subject to prohibitions or limitations on our ability to pay dividends to our shareholders and/or repurchase our stock. Certain of our regulators have the authority, and under certain circumstances, the duty, to prohibit or to limit dividend payments by regulated subsidiaries to their parent company.

The availability of financing, including access to the credit and capital markets, depends on various factors, such as conditions in the debt and equity markets, the general availability of credit, the volume of securities trading activity, the overall availability of credit to the financial services sector, and our credit ratings. Our cost of capital and the availability of funding may be adversely affected by illiquid credit markets, wider credit spreads, or our inability to pay a prevailing rate of interest that is competitive with other market offerings. Additionally, lenders may from time to time curtail, or even cease to provide, funding to borrowers as a result of future concerns over the strength of specific counterparties, as well as the stability of markets generally.

Significant volatility in our clients' cash sweep and bank deposit balances and higher costs in sourcing such balances could negatively affect our net revenues, our Bank segment's growth, and our regulatory capital ratios.

We rely heavily on the RJBDP to fund our Bank segment asset growth. Any significant reduction in PCG clients' cash balances swept to the RJBDP, a change in the allocation of that cash between our Bank segment and third-party banks within the RJBDP, a movement of cash away from the firm, or an inability to implement new or modified deposit offerings, could significantly impair our ability to continue growing interest-earning assets and/or require our Bank segment to increase reliance on higher-cost deposit sources, such as the ESP and certain higher-yield RJBDP offerings to clients, or other sources of liquidity to support asset growth. Additionally, periods of higher interest rates have made and may continue to make investments in securities, such as fixed-income securities and money market funds, more attractive for investors, thereby incentivizing them to reduce their cash balances with us.

We also earn fees from third-party banks on deposits they receive through the RJBDP. If PCG clients' cash balances decrease further or third-party bank demand or capacity for RJBDP deposits decline from current levels, our RJBDP fees from third-party banks could decline. In addition, an inability to deploy client cash to third-party banks through RJBDP would require us to retain more cash in our Bank segment or in our CIP, both of which may cause a significant increase in our assets, thereby negatively affecting certain of our regulatory capital ratios. Any increase to the rates we pay clients can reduce our earnings. Such increases may result from competitive industry dynamics as well as changes to rules or interpretations governing the fees we earn on cash sweep balances.

The ESP provides a high-yield deposit offering to our PCG clients and operates through a reciprocal deposit program, which allows us to place deposits at third-party insured depository institutions in return for deposits received by our bank subsidiaries. This program allows us to offer higher levels of FDIC insurance to our clients. If third-party bank capacity for reciprocal deposits declines, or we are otherwise restricted from participating in this program, we may have to reduce FDIC insurance coverage on such deposits, which may cause clients to withdraw deposits that exceed FDIC insurance limits from our bank subsidiaries. In such event, we may have to pay higher interest rates to replace them with other sources of funding, which could adversely affect our liquidity and results of operations. In addition, reciprocal deposit balances in excess of $5 billion meet the FDIC definition of "brokered deposits." Such brokered deposits are subject to additional scrutiny from regulators, incur higher FDIC insurance costs, and may also be viewed negatively by our rating agencies, shareholders, and depositors, among others.

We are exposed to litigation and regulatory investigations and proceedings, which could materially and adversely impact our business operations and prospects.

The financial services industry faces significant litigation and regulatory risks. Additionally, our litigation and regulatory risks continue to increase as our business grows both domestically and internationally. Many aspects of our business involve substantial risk of liability. We have been named as a defendant or co-defendant in lawsuits and arbitrations primarily involving claims for damages. The risks associated with potential litigation often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. Unauthorized or illegal acts or noncompliance with firm policies by our associates and independent contractor financial advisors could also result in substantial liability. In addition, our business activities include providing custody, clearing, and back office support for certain non-affiliated, independent RIAs and broker-dealers. Even though these independent firms are exclusively responsible for their operations, supervision, compliance, and the suitability of their client's investment decisions, we have been, and may in the future be, named as defendants in litigation involving their clients. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

In challenging market conditions, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have historically increased. Litigation risks include potential liability under securities laws or other laws for: alleged materially false or misleading statements made in connection with securities offerings and other transactions; issues related to our investment recommendations, including the suitability of such recommendations or potential concentration of investments; the inability to sell or redeem securities in a timely manner during adverse market conditions; contractual issues; employment claims; and potential liability for other advice we provide to participants in strategic transactions. Substantial legal liability could have a material adverse financial impact or cause us significant reputational harm, which in turn could seriously harm our business and future business prospects. In addition to financial costs and risks associated with potential liability, the costs of defending litigation, claims, and/or regulatory matters continue to increase over time. The amount of attorneys' fees incurred in connection with the defense of litigation, claims and/or regulatory matters could be substantial and might materially and adversely affect our results of operations. See "Item 3 - Legal Proceedings" and Note 18 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information about legal and regulatory matters.

Our business is sensitive to domestic and international macroeconomic conditions caused by political and geopolitical developments, fiscal, monetary, and tax policies, regulations, and other domestic or international events.

We are engaged in various financial services businesses. As such, we are affected by domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, employment levels, prices of commodities, consumer confidence levels, changes in consumer spending, international trade policy, and fiscal and monetary policy. For example, Fed policies determine, in large part, interest rates and the cost of funds which directly affect the returns and fair value on our lending and investing activities. The market impact from such policies can also materially decrease the value of certain of our financial assets, most notably debt securities, as well as our cash flows. In addition, our results of operations may be impacted by governmental policy changes and/or regulatory reform in multiple areas, including tax, international trade, immigration, healthcare, labor, infrastructure, and energy. While there is uncertainty around the timing of many such potential changes, such changes, or any market uncertainty caused by a potential change in governmental policies, may also affect our clients and, directly or indirectly, our business. Furthermore, over the last several years the federal government has shut down multiple times, in some cases for prolonged periods, and it is possible that the federal government may shut down again in the future. Although the recent government shutdown is not expected to materially affect our results of operations, any prolonged future shutdown could significantly impact business and economic conditions generally or specifically in our key markets, which could have a material adverse effect on our results and financial condition. Macroeconomic conditions may also be negatively affected by domestic or international events, including natural disasters, political unrest, the indirect impact of wars and conflicts, or public health epidemics and pandemics, as well as by a number of factors in the global financial markets that may be detrimental to our operating results.

If we were to experience a period of sustained downturn in the securities markets, credit market dislocations, reductions in the value of real estate, increases in mortgage and other loan delinquencies, or other negative market factors, our revenues and the value of the assets we own could be adversely impacted. Market uncertainty could also cause clients to move their investments to lower margin products, or withdraw them, which could have an adverse impact on our profitability. We could also experience a material reduction in trading volume and lower asset prices in times of market uncertainty, which would result in lower brokerage revenues, including losses on firm inventory, as well as losses on certain of our investments. Conversely, periods of severe market volatility may result in a significantly higher level of transactions and activity which may cause operational challenges that may result in losses. These can include, but are not limited to, trade errors, failed transaction settlements, late collateral calls to borrowers and counterparties, credit losses, or interruptions to our system processing. Periods of reduced revenue and other losses could lead to reduced profitability because certain of our expenses, including our interest expense on debt, lease expenses, and salary expenses, are fixed and our ability to reduce them over short time periods is limited.

Our businesses and revenues derived from non-U.S. operations may also be subject to risk of loss from currency fluctuations, social or political instability, less established regulatory regimes, changes in governmental or central bank policies, downgrades in the credit ratings of sovereign countries, expropriation, nationalization, confiscation of assets and unfavorable legislative, economic and political developments.

Our ability to attract and retain senior professionals, qualified financial advisors and other associates is critical to the continued success of our business.

Our ability to recruit, serve and retain our clients depends on the reputation, judgment, leadership, business generation capabilities and client service skills of our client-serving professionals, members of our executive team, as well as employees who support revenue-generating professionals and their clients. To compete effectively we must attract, develop, and retain qualified professionals, including successful financial advisors, investment bankers, trading professionals, portfolio managers and other revenue-producing or specialized support personnel. Further, effective management succession planning, is important for the continued success of the firm. Competitive pressures we experience, or inadequate management succession planning, could have an adverse effect on our business, results of operations, financial condition, and liquidity.

The labor market remains competitive, and we face competition for talent across all aspects of our business, as well as competition with non-traditional firms, such as technology companies. Firms are developing a wide variety of offerings to attract talent throughout the financial services industry, including but not limited to, increasing compensation and enhancing health and wellness offerings. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals remains intense, we may have to devote significant resources to attract and retain qualified personnel, which could negatively affect earnings.

Specifically within the financial services industry, other firms are offering guaranteed contracts, upfront payments, and increased compensation. Our financial results may be adversely affected by the costs we incur in connection with any loans or other incentives we may offer to newly recruited financial advisors and other key personnel. If we were to lose the services of any of our financial advisors, investment bankers, senior equity research analysts, sales and trading professionals, asset managers, or executive officers to a competitor or otherwise, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. If we are unable to retain our senior professionals or recruit additional professionals, our reputation, business, results of operations, and financial condition will be adversely affected. To the extent we have compensation targets, we may not be able to retain our associates, which could result in increased recruiting expense, result in our recruiting additional associates at compensation levels that are higher than our target range, and/or negatively impact our revenue growth. Further, new business initiatives and efforts to expand existing businesses generally require that we incur compensation and benefits expense, and other expenses before generating additional revenues.

Our PCG business is subject to risks arising from the continued industry-wide trend in which financial advisors are departing traditional firms, including to form independent RIAs or to join existing third-party RIAs, some of which are backed by private equity investors. This ongoing trend has resulted in a highly competitive recruiting environment. In addition to transitions to independent RIAs, financial advisors may leave our firm for a variety of reasons, including other employment opportunities, retirement, or exiting the industry. Similarly, retiring financial advisors without a successor affiliated with us may sell their practices to unaffiliated third parties. Our reported AUA has been and may continue to be negatively impacted if we are unsuccessful in retaining our existing financial advisors and/or recruiting new financial advisors. We seek to mitigate these risks through financial advisor succession planning and by providing our financial advisors with a broad range of services and resources to support their practices. If these mitigation efforts are not successful, and financial advisors departing our firm continues or accelerates, including to transition to an unaffiliated RIA channel, this could have an adverse effect on our PCG business, its results of operations and financial condition.

Moreover, companies in our industry whose employees or independent contractors accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We have been subject to several such claims and may be subject to additional claims in the future as we seek to hire or otherwise affiliate with qualified personnel, some of whom may work for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending against these claims, regardless of their merits. Such claims could also discourage potential associates who work for our competitors from joining us. We participate, with limited exceptions, in the Protocol for Broker Recruiting ("Protocol"), a voluntary agreement among many firms in the industry that governs, among other things, the client information that financial advisors may take with them when they affiliate with a new firm and the financial advisor's ability to solicit clients of their prior firm. The ability to bring such client data to a new broker-dealer, as well as the ability to solicit clients generally, means that the clients of the financial advisor are more likely to choose to open accounts at the advisor's new firm. Participation in the Protocol is voluntary, and it is possible that certain of our competitors will withdraw from it. If the broker-dealers and RIAs from whom we recruit new financial advisors prevent, or significantly limit, the transfer of client data and the solicitation of clients, our recruiting efforts may be adversely affected. Additionally, we could experience a larger number of claims against us relating to our recruiting efforts.

We are exposed to credit risk.

We are generally exposed to the risk that third parties that owe us money, securities, or other assets will fail to meet their obligations to us due to numerous causes, including bankruptcy, lack of liquidity, or operational failure, among others. Credit risk may also be affected by the deterioration of strength in the U.S. economy or adverse changes in the financial performance or condition of our clients and counterparties. We actively buy and sell securities from and to clients and counterparties in the normal course of our broker-dealers' trading and underwriting activities, which exposes us to credit risk. Although generally collateralized by the underlying security to the transaction, we still face risk associated with changes in the market value of collateral through settlement date. We also hold certain securities, loans and derivatives as part of our trading operations. Deterioration in the actual or perceived credit quality of the underlying issuers of securities or loans or the non-performance of counterparties to certain derivatives could result in losses.

We incur credit risk by lending to businesses and individuals, including through offering SBL, C&I loans, CRE loans, REIT loans, residential mortgage loans, and tax-exempt loans. We also incur credit risk through certain of our investments. Our credit risk and credit losses can increase if our loans or investments are concentrated among borrowers or issuers engaged in the same or similar activities, industries, or geographies, or to borrowers or issuers who as a group may be uniquely or disproportionately affected by economic or market conditions. Declines in the real estate market or sustained economic downturns may cause us to experience credit losses or charge-offs related to our loans, sell loans at unattractive prices, or foreclose on certain real estate properties. Furthermore, the deterioration of an individually large exposure, for example due to natural disasters, health emergencies or pandemics, acts of terrorism, severe weather events, or other adverse economic events, could lead to additional credit loss provisions and/or charges-offs, and subsequently have a material impact on our net income and regulatory capital. In addition, TriState Capital Bank utilizes information provided by third-party organizations to monitor changes in the value of marketable securities that serve as collateral for substantially all of its SBL portfolio. These third parties also provide control over cash and marketable securities for purposes of perfecting TriState Capital Bank's security interests and retaining the collateral in the applicable accounts. In the event that TriState Capital Bank would need to take control of collateral, it is dependent upon such third parties to follow contractual control agreements in order to mitigate any potential losses on its SBL.

We borrow securities from, and lend securities to, other financial institutions and may also enter into agreements to repurchase and/or resell securities as part of our financing activities. A sharp change in the market values of the securities utilized in these transactions may result in losses if counterparties to these transactions fail to honor their commitments. We manage the risk associated with these transactions by establishing and monitoring credit limits, as well as by evaluating collateral and transaction levels on a recurring basis. Significant deterioration in the credit quality of one of our counterparties could lead to widespread concerns about the credit quality of other counterparties in the same industry, thereby exacerbating our credit risk. In addition, we permit our clients to purchase securities on margin. During periods of steep declines in securities prices, the value of the collateral securing client margin loans may fall below the amount of the loan. If clients are unable to provide additional collateral for these margin loans, we may incur losses on those margin transactions. This may cause us to incur additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

We are exposed to market risk, including interest rate risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions, which directly and indirectly affect us. Market conditions that change from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity prices, foreign exchange rates, and price deterioration or changes in value due to changes in market perception of the credit quality of an issuer, or other factors.

Market risk is inherent in financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt, trading assets and liabilities, derivatives, and investments. For example, interest rate increases could adversely affect the value of our available-for-sale securities portfolio. Interest rate changes could also adversely affect the value of our fixed income trading inventories, as well as our net interest spread, which is the difference between the yield we earn on our interest-earning assets and the interest rate we pay for deposits and other sources of funding, in turn impacting our net interest income and interest-related earnings. Interest rate changes could affect the interest earned on assets differently than interest paid on liabilities.

Increases in short-term interest rates have historically resulted in an increase in our net earnings and we expect decreases in short-term interest rates to generally reduce our net earnings, although there may be offsetting favorable impacts. As it relates to our net interest income, the magnitude of the effect of a decrease in short-term interest rates depends on a number of factors impacting balances, asset yields, and the cost of funding. The magnitude of the impact to our net interest margin depends on the yields on interest-earning assets relative to the cost of interest-bearing liabilities, including deposit rates paid to clients on their cash balances. Decreases in short-term interest rates generally also result in a decrease to our RJBDP fees earned from third-party banks, although the magnitude of the decline may also be impacted by demand for cash balances by third-party banks and the rate paid to clients on their cash sweep balances. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of security positions, potentially leading to increased concentrations. The inability to reduce our positions in specific securities may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, which could have an adverse effect on our business results, financial condition, and liquidity.

Our business depends on fees generated from the distribution of financial products, fees earned from the management of client accounts, and other asset management fees.

A large portion of our revenues are derived from fees generated from the distribution of financial products, such as mutual funds, variable annuities, and exchange-traded funds, and the various services we perform related to such products. Changes in the structure or amount of the fees paid by the sponsors of these products could directly affect our revenues, business, and financial condition. In addition, if these products experience losses or increased investor redemptions, we may receive lower fees from the distribution and other services we provide on behalf of third-party financial entities.

The asset management fees we are paid are dependent upon the value of client assets in fee-based accounts in our PCG segment, as well as AUM in our Asset Management segment. The value of our fee-based assets and AUM is impacted by market fluctuations and net inflows or outflows of assets. As our PCG clients increasingly show a preference for fee-based accounts over transaction-based accounts, a larger portion of our client assets are more directly impacted by market movements. Therefore, in periods of declining market values, the values of fee-based accounts and AUM may resultantly decline, which would negatively impact our revenues. In addition, below-market investment performance by our funds, portfolio managers, or financial advisors could result in reputational damage that might cause outflows or make it more difficult to attract new investors into our asset management products and thus, further impact our business and financial condition.

Our asset management fees may also decline over time due to factors such as increased competition and the renegotiation of contracts. Additionally, most of our clients may withdraw funds from under our management at their discretion at any time for any reason, including as a result of competition or poor performance of our products. In addition, the market environment in recent years has resulted in a shift to passive investment products, which generate lower fees than actively managed products. A continued trend toward passive investments or changes in market values or in the fee structure of asset management accounts would negatively affect our revenues, business, and financial condition.

Our underwriting, market-making, trading, lending, and other business activities place our capital at risk.

We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we have underwritten at anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings in which we are involved. From time to time as part of our underwriting processes, we may carry significant positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions, despite our risk mitigation policies, could impact our financial results.

As a market maker, we take ownership of positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified. Despite risk mitigation policies and practices, we may incur losses as a result of positions we hold in connection with these activities.

A continued interruption to our telecommunications or data processing systems, or the failure to effectively update the technology we utilize could be materially adverse to our business.

Our businesses rely extensively on data processing and communications systems, including both third-party and internally-developed technology solutions. In addition to better serving clients, the effective use of technology increases efficiency and enables us to reduce costs. Adapting or developing our technology systems to meet new regulatory requirements, client needs, and competitive demands is critical for our business. Introduction of new technology presents challenges on a regular basis. There are significant technical and financial costs and risks in the development of new or enhanced applications, including the risk that we might be unable to effectively use new technologies, adapt our applications to emerging industry standards, or keep applications current as it relates to vulnerabilities and security controls.

Our continued success depends, in part, upon our ability to: (i) successfully maintain and upgrade the capability of our technology systems on a regular basis; (ii) maintain the quality of the information contained in our data processing and communications systems; (iii) address the needs of our clients by using technology to provide products and services that satisfy their demands; (iv) retain skilled information technology employees; and (v) ensure that our existing and new technology systems conform to regulatory requirements. Failure of our technology systems to operate appropriately, which could result from events beyond our control, including a systems malfunction or cyber-attack, failure by a third-party service provider, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients for non-compliant data processing, and violations of privacy and other laws and regulations, as well as regulatory sanctions.

The soundness of other financial institutions and intermediaries affects us.

We face the risk of operational failure, termination or capacity constraints of any of the clearing agents, exchanges, clearing houses, or other financial intermediaries that we use to facilitate our securities and derivative transactions. As a result of regulatory changes and the consolidation over the years among clearing agents, exchanges, and clearing houses, our exposure to certain financial intermediaries has increased and could affect our ability to find adequate and cost-effective alternatives should the need arise. Any failure, termination, or constraint of these intermediaries could adversely affect our ability to execute transactions, service our clients, and manage our exposure to risk.

Our ability to engage in routine trading and funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interdependent as a result of trading, clearing, funding, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Defaults by, or even rumors or questions about the financial condition of, one or more financial services institutions, or the financial services industry generally, have historically led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Losses arising in connection with counterparty defaults may have a material adverse effect on our results of operations.

We deposit our cash in depository institutions as a means of maintaining the liquidity necessary to meet our operating needs, and we also facilitate the deposit of cash awaiting investment in depository institutions on behalf of our clients. Many of these deposits exceed FDIC-insured limits. While we perform extensive diligence on the banks we select to hold these deposits, a failure of one or more of these depository institutions to return these deposits could affect our operating liquidity, result in reputational damage, and impair our financial performance.

Our risk management and conflicts of interest policies and procedures may leave us exposed to unidentified or unanticipated risk.

We seek to manage, monitor, and control our market, credit, operational, liquidity, and legal and regulatory compliance risk through operational and compliance reporting systems, internal controls, management review processes, and other mechanisms; however, there can be no assurance that our procedures will be effective. While we use limits and other risk mitigation techniques, those techniques and the judgments that accompany their application cannot always anticipate unforeseen economic and financial outcomes or the specifics and timing of such outcomes. Our risk management methods may not predict future risk exposures effectively. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients, and other matters that are based on assumptions that may no longer be accurate or may have limited predictive value. A failure to manage our growth adequately, including growth in the products or services we offer or through acquisitions, or to manage our risk effectively, could materially and adversely affect our business and financial condition.

Financial services firms are subject to numerous actual or perceived conflicts of interest, which are routinely examined by regulators and SROs, such as FINRA, and may be used as the basis for claims for legal liability by plaintiffs in actions against us. Through our risk management processes we seek to address potential conflicts of interest that arise in our business. Management of potential conflicts of interest becomes increasingly complex as our business activities expand. A perceived or actual failure to address conflicts of interest adequately could affect our reputation, the willingness of clients to transact business with us, or give rise to litigation or regulatory actions. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could result in material harm to our business and financial condition.

We face intense competition and pricing pressures and may not be able to keep pace with technological change.

We are engaged in intensely competitive businesses. We compete on the basis of a number of factors, including the quality of our associates and financial advisors, our products and services, pricing (such as execution pricing and fee levels), technology solutions, and location and reputation in relevant markets. Over time, there has been substantial consolidation and convergence among companies in the financial services industry, which has significantly increased the capital base and geographic reach of our competitors. See "Item 1 - Business - Competition" of this Form 10-K for additional information about our competitors.

We compete directly with other national full service broker-dealers, investment banking firms, commercial banks, investment advisors, investment managers and, to a lesser extent, discount brokers and dealers. We face competition from more recent entrants into the market, including fintechs, and increased use of alternative sales channels by other firms. Technology has lowered barriers to entry and made it possible for fintechs to compete with larger financial institutions in providing electronic, internet-based, and mobile phone-based financial solutions. This competition has grown significantly over recent years and is expected to intensify. In addition, commercial firms and other non-traditional competitors have applied for banking licenses or have entered into partnerships with banks to provide banking services. We also compete indirectly for investment assets with insurance companies, real estate firms, and hedge funds, among others. Competition from other financial services firms to attract clients or trading volume, through direct-to-investor online financial services, or higher deposit rates to attract client cash balances, could result in pricing pressure or otherwise adversely impact our business and cause our business to suffer.

We must monitor the pricing of our services and financial products in relation to competitors and periodically may need to adjust our fees, commissions, margins, or interest rates on deposits to remain competitive. In fixed income and equity markets, regulatory requirements have resulted in greater price transparency, leading to price competition and decreased trading margins. Our trading margins have been further compressed by the shift from high- to low-touch services over time, which has created additional competitive pressure. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including by reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions, or margins.

Our future success also depends in part on our ability to develop, maintain, and enhance our products and services, including factors such as customer experience, and the pricing and range of our offerings. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. If we are not able to develop new products and services, enhance existing offerings, effectively implement new technology-driven products and services, or successfully market these products and services to our customers, our business, financial condition, or results of operations may be adversely affected. Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other services could be significantly disrupted by technologies (e.g., AI, online trading platforms, digital payment technologies) that require no intermediation. New technologies have required, and could require us in the future, to spend more to modify or adapt our products to attract and retain clients or to match products and services offered by our competitors, including technology companies.

We use, develop, and incorporate within our technology platform and services, systems and tools that incorporate AI and machine learning, including generative AI. Although we strive to establish and maintain appropriate governance and risk management processes, ineffective or inadequate AI development or deployment practices by us or third-party vendors could result in unintended consequences such as AI algorithms that produce inaccurate output or that are based on biased, incomplete, and/or inaccurate datasets. Despite implementing policies and safeguards to prevent unauthorized disclosures, our use of AI may still pose heightened security and privacy risks, which we seek to mitigate by relying on proprietary or "walled-garden" environments to enhance data protection and operational controls and maintain confidentiality. Any of the foregoing may result in harm to our business, results of operations, or reputation. Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational costs and limit our ability to develop, deploy, or use AI and machine learning technologies.

A downgrade in our credit ratings could have a material adverse effect on our operations, earnings, and financial condition.

If our credit ratings were downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected, perceptions of our financial strength could be damaged, and as a result, adversely affect our client relationships. Such a change in our credit ratings could also adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital and credit markets, trigger obligations under certain financial agreements, cause clients to withdraw bank deposits that exceed FDIC insurance limits from our bank subsidiaries, or decrease the number of investors, clients, and counterparties willing or permitted to do business with or lend to us, thereby curtailing our business operations and reducing profitability.

We may not be able to obtain additional outside financing to fund our operations on favorable terms, or at all. The impact of a credit rating downgrade to a level below investment grade would result in our breaching provisions in certain of our derivative instruments, and may result in a request for immediate payment and/or ongoing overnight collateralization on our derivative instruments in liability positions. A credit rating downgrade would also result in the firm incurring a higher facility fee on its $1 billion unsecured revolving credit facility agreement (the "Credit Facility"), in addition to triggering a higher interest rate applicable to any borrowings outstanding on the line as of and subsequent to such downgrade. See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources" of this Form 10-K and Note 15 of the Notes to Consolidated Financial Statements of this Form 10-K for information on the Credit Facility.

Business growth, including through acquisitions, could increase costs and regulatory and integration risks.

We continue to grow, including through acquisitions and through our recruiting efforts. Integrating acquired businesses, providing a platform for new businesses and partnering with other firms involve risks and present financial, managerial, and operational challenges. While cultural fit is a requirement for both our recruiting and acquisition efforts, there can be no assurance that recruited talent and/or acquisition targets will ultimately assimilate into our firm in a manner which results in the expected financial benefits. We may incur significant expense, including in the areas of technology and cybersecurity, in connection with expanding our existing businesses, recruiting financial advisors, or when acquiring and integrating businesses. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the earnings derived from such investments or growth. Assumptions which underlie the basis of our acquisition decisions, such as the retention of key personnel, future revenue growth of an acquired business, cost efficiencies to be realized, or the value created through the application of specialized expertise we plan to bring to the acquired business, may not be fully realized post-acquisition, resulting in an adverse impact on the value of our investment and potential dilution of the value of our shares.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

We may be unable to integrate an acquired business into our existing business successfully, or such integration may be materially delayed or become more costly or difficult than expected. Further, either company's clients, suppliers, employees or other business partners may react negatively to the transaction. Such developments could have an adverse effect on our business, financial condition, and results of operations.

Domestic and international business growth, including through acquisitions, may expose us to additional regulatory oversight, create a need for additional compliance, risk management, and internal control procedures, and require us to hire additional personnel to address these procedures. To the extent such procedures are not adequate or not adhered to with respect to our expanded business or any new business, we could be exposed to a material loss or regulatory sanction.

Moreover, to the extent we pursue acquisitions, or enter into acquisition commitments, a number of factors may prevent us from completing such acquisitions on acceptable terms. For example, regulators such as the Fed could fail to approve a proposed transaction or such approvals could result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction. The shareholders of a publicly-traded target company could fail to approve the transaction. Closing conditions in the transaction agreement could fail to be satisfied, or there could be an unexpected delay in closing. Other developments that may affect future results of an acquired company may occur, including changes in asset quality and credit risk, changes in interest rates and capital markets, inflation, and/or changes in customer borrowing, repayment, investment, and deposit practices. Finally, an event, change, or other circumstance could occur that gives rise to the termination of the transaction agreement.

In addition, we may need to raise capital or borrow funds in order to finance an acquisition, which could result in dilution or increased leverage. We may not be able to obtain such financing on favorable terms or perhaps at all. Further, we may issue our shares as a component of some or all of the purchase consideration for an acquisition, which may result in dilution.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

Associate misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subject us to significant legal liability and reputational harm.

There is a risk that our associates or independent advisors could engage in misconduct, fraudulent, unauthorized, or illegal acts, or noncompliance with firm policies or regulations that adversely affects our business and/or results in substantial liability. For example, our investment banking business often requires that we appropriately manage the use of our institutional clients' non-public, confidential information. Similarly, many of our associates interact routinely with clients and counterparties and are expected to comply with our policies and procedures to protect both our clients' confidential information and our own. If confidential information, for example, is improperly used or disclosed by any associate or independent advisor, we could be subject to regulatory action and suffer serious harm to our reputation, financial position, current client relationships, and ability to attract future clients. Additionally, associate or independent advisor misconduct on non-business matters, such as social issues, including the posting of information on social media or other internet forums, could be inconsistent with our policies and values and result in reputational harm to our business due to their employment by us or affiliation with us. It is not always possible to deter or prevent every instance of misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our associates or independent advisors engage in misconduct, our business could be adversely affected.

Our operations could be adversely affected by serious weather conditions.

Certain of our principal operations are located in St. Petersburg, Florida. While we have a business continuity plan that provides for significant operations to be conducted out of remote locations, as well as our Southfield, Michigan and Memphis, Tennessee corporate offices, and our U.S. information systems processing to be conducted out of multiple information technology data centers, with our primary data center located in the Denver, Colorado area, our operations could be adversely affected by hurricanes or other serious weather conditions, the magnitude and frequency of which may be affected by climate change. Such weather conditions could affect the processing of transactions, communications, and the ability of our associates to work. In addition, our operations are dependent on our associates' ability to relocate to a secondary location in the event of a power outage or other disruption in their primary work location. Furthermore, such weather events may also have a negative impact on the operations and/or financial condition of our clients or counterparties, which may affect the processing of transactions with such parties, decrease revenues from such clients, or increase the credit risk associated with loans and other credit exposures to such clients.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

We are subject to risks relating to environmental, social, and governance matters that could adversely affect our reputation, business, financial condition, and results of operations, as well as the price of our common and preferred stock.

As a large financial institution, we have multiple stakeholders, including our shareholders, clients, associates, independent advisors, federal, state, and foreign regulatory authorities, and the communities in which we operate, and these stakeholders will often have differing priorities and expectations regarding environmental, social, and governance matters. For example, individual U.S. states are increasingly developing differing, and sometimes conflicting, rules related to environmental, social, and governance matters, while at the federal level, the SEC has recently stopped pursuing rulemaking efforts focused on certain of these matters. In addition, proxy advisory firms and certain institutional investors who manage investments in public companies may integrate environmental, social, and governance factors into their investment analysis. Frameworks for evaluating such matters remain under-developed and vary widely, which may lead to misperceptions of our policies and practices. Organizations that provide ratings information to investors on such matters may also assign unfavorable ratings to RJF. Stakeholders continue to focus on environmental, social, and governance issues in corporate actions, such as the election of directors and approval of executive compensation. Certain of our clients might also require that we implement additional procedures or standards in these areas in order to continue to do business with them. If we take action in conflict with one or another of those stakeholders' expectations, we could experience an increase in client complaints, a loss of business, or reputational harm. We could also face negative publicity or reputational harm based on the identity of those with whom we choose to do business. Any adverse publicity in connection with environmental, social, and governance issues could damage our reputation, ability to attract and retain clients, associates, and independent advisors, compete effectively, and grow our business.

Regulatory scrutiny of disclosure practices for sustainable and values-based investment strategies has been a focus in recent years, though that focus appears to be moderating following the SEC's decision to withdraw proposed rulemaking in this area. Nonetheless, we could still face reputational risk if our investment managers are perceived as making inaccurate or misleading statements regarding the investment strategies of our funds and ETFs, commonly referred to as "greenwashing." Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

The preparation of the consolidated financial statements requires the use of estimates that may vary from actual results.

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Such estimates and assumptions may require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. One of our most critical estimates is our allowance for credit losses. At any given point in time, conditions in real estate and credit markets may increase the complexity and uncertainty involved in estimating the losses inherent in our loan portfolio. The recorded amount of liabilities related to legal and regulatory matters is also subject to significant management judgment. For either of these estimates, if management's underlying assumptions and judgments prove to be inaccurate, our loss provisions could be insufficient to cover actual losses, and our financial condition, including our liquidity and capital, and results of operations could be materially and adversely impacted. For additional discussion of our significant accounting estimates, policies and standards, see "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical accounting estimates" of this Form 10-K and Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K.

We are exposed to risks related to our insurance programs.

Our operations and financial results are subject to risks and uncertainties related to our use of a combination of insurance, self-insured retention, and self-insurance for a number of risks. To a large extent, we have elected to self-insure our errors and omissions liability and our employee-related healthcare benefit plans. We have self-insured retention risk related to several exposures, including our property and casualty, workers compensation, and professional liability policies.

While we endeavor to purchase insurance coverage appropriate to our risk assessment, we are unable to predict with certainty the frequency, nature, or magnitude of claims for direct or consequential damages. Our business may be negatively affected if our insurance proves to be inadequate or unavailable. In addition, claims associated with risks we have retained either through our self-insurance retention or by self-insuring may exceed our recorded liabilities which could negatively impact future earnings. Insurance claims may divert management resources away from operating our business.

RISKS RELATED TO OUR REGULATORY ENVIRONMENT

Financial services firms are highly regulated and are subject to new and proposed regulations, all of which may increase our risk of financial liability and reputational harm resulting from adverse regulatory actions.

Financial services firms operate in an evolving regulatory environment and are subject to extensive supervision and regulation. The laws and regulations governing financial services firms are intended primarily for the protection of our depositors, our clients, the financial system, and the FDIC insurance fund, not our shareholders or creditors. The financial services industry has experienced an extended period of significant change in laws and regulations, as well as a high degree of scrutiny from various regulators, including the SEC, the Fed, the FDIC, the OCC, the DOL, and the CFPB, in addition to stock exchanges, FINRA, and governmental authorities, such as state attorneys general. Further, final and proposed rules and regulations have been increasingly subjected to legal challenge which creates uncertainty in planning our compliance and could lead to increased compliance costs. Penalties and fines imposed by regulatory and other governmental authorities have also been substantial and growing in recent years. Additionally, an increasing number of U.S. states have proposed, or are considering, their own laws and regulations, and as a result our activities could be subject to overlapping and divergent regulation. We may be adversely affected by the adoption of new rules and by changes in the interpretation or enforcement of existing laws, rules, and regulations. Existing and new laws and regulations could negatively affect our revenue, limit our ability to pursue business opportunities, impact the value of our assets, require us to alter our business practices, impose additional compliance costs, and otherwise adversely affect our businesses.

Additionally, our international business operations are subject to laws, regulations, and standards in the countries in which we operate. In many cases, our activities have been and may continue to be subject to overlapping and divergent regulation in different jurisdictions. As our international operations continue to grow, we may need to comply with additional laws, rules, and regulations which could require us to alter our business practices and/or result in additional compliance costs. Any violations of these laws, regulations or standards could subject us to a range of potential regulatory events or outcomes that could have a material adverse effect on our business, financial condition, and prospects including potential adverse impacts on continued operations in the relevant international jurisdiction.

Broker-dealers and investment advisors are subject to regulations covering all aspects of the securities business, including, but not limited to: sales and trading methods; trade practices among broker-dealers; use and safekeeping of clients' funds and securities; capital structure of securities firms; anti-money laundering efforts; recordkeeping; and the conduct of directors, officers, and employees. Any violation of these laws or regulations could subject us to the following events, any of which could have a material adverse effect on our business, financial condition, reputation, and prospects: civil and criminal liability for us or our employees or affiliated financial advisors; sanctions, which could include the revocation of our subsidiaries' registrations as investment advisors or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; conditions or limitations on our business activities, including higher capital requirements; or a temporary suspension or permanent bar from conducting business. See Note 18 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Federal and state laws or regulations governing, among other things, the wages we pay our employees, the terms of our employment contracts (e.g., post-employment non-competition agreements), or the criteria for determining whether a person is an employee or independent contractor could materially impact our relationships with our advisors and our business, result in higher compensation costs, or otherwise adversely affect our results of operations.

Raymond James Bank and TriState Capital Bank are subject to the CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other U.S. federal fair lending laws and regulations that impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies, including the CFPB, are responsible for enforcing these laws and regulations. An unfavorable CRA rating or a successful challenge to an institution's performance under the fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil monetary penalties, injunctive relief, and the imposition of restrictions on mergers, acquisitions, and expansion activity. Private parties may also have the ability to challenge a financial institution's performance under fair lending laws by bringing private class action litigation.

The Fed requires a bank holding company to act as a source of financial and managerial strength for its subsidiary banks and could require RJF to commit resources to Raymond James Bank and TriState Capital Bank when doing so is not otherwise in the best interests of RJF or its shareholders or creditors.

Regulatory actions brought against us may result in judgments, settlements, fines, penalties, or other results, any of which could have a material adverse effect on our business, financial condition, reputation, or results of operations. In particular, the banking regulators have broad enforcement power over bank holding companies and banks, including with respect to unsafe or unsound practices or violations of law. There is no assurance that regulators will be satisfied with the policies and procedures implemented by RJF and its subsidiaries. In addition, from time to time, RJF and its subsidiaries have been and may in the future become subject to additional findings with respect to supervisory, compliance, or other regulatory deficiencies, which could subject us to additional liability, including penalties and restrictions on our business activities. Among other things, these restrictions could limit our ability to make investments, complete acquisitions, onboard new branches or financial advisors, expand into new business lines, pay dividends on our common and preferred stock, and/or engage in share repurchases. See "Item 1 - Business - Regulation" of this Form 10-K for additional information regarding our regulatory environment.

Continued asset growth may result in changes to our status with respect to existing regulations as well as increased oversight, which will result in additional capital and other financial requirements and may increase our compliance costs.

We will incur increased regulatory scrutiny and heightened supervision (together with related compliance costs) as we continue to grow and approach certain consolidated asset thresholds, which would have the effect of imposing enhanced standards and requirements on us as a larger financial institution. These include enhanced prudential standards that would become applicable to us if our average total consolidated assets for four consecutive calendar quarters equal or exceed $100 billion and we are therefore classified as a category IV bank holding company. Under such enhanced prudential standards, we would be subject to greater regulation and supervision, including, but not limited to: certain capital planning and stress capital buffer requirements; supervisory capital stress testing conducted by the Fed biennially; and certain liquidity risk management and liquidity stress testing and buffer requirements. These also include certain resolution planning requirements applicable to our insured depository institutions if their average total assets reported over the previous four quarters were to equal or exceed $50 billion. Our preparations for, and the application of, these enhanced prudential standards for RJF and resolution planning requirements for our depository institutions could adversely affect our results of operations and financial performance by imposing additional capital and liquidity requirements and increased costs. On July 27, 2023, U.S. banking regulators issued proposed rules that, if enacted, would result in changes to regulations applicable to bank holding companies, including eliminating the accumulated other comprehensive income/(loss) ("AOCI") opt-out election. Upon classification as a category IV bank holding company, this aspect of the proposed rules would apply to us and could negatively impact our regulatory capital ratios. While finalization of this proposal is uncertain, we continue to monitor developments and assess potential impacts.

Changes in requirements relating to the standard of care for broker-dealers have increased, and may continue to increase, our costs.

The SEC's Regulation Best Interest requires, among other things, a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. The regulation imposes heightened standards on broker-dealers, and we have incurred substantial costs in order to review and modify our policies and procedures, including associated supervisory and compliance controls. We anticipate that we will continue to incur incremental costs in the future to comply with the standard.

In addition to the SEC, various states have considered adopting laws and regulations that would impose new standards of conduct on broker-dealers that might differ from the SEC's regulations and could lead to additional implementation costs. Implementation of the SEC regulations, as well as any new state rules that might be adopted addressing similar matters, has resulted in (and may continue to result in) increased costs related to compliance, legal, operations and information technology. Furthermore, certain non-U.S. jurisdictions have imposed heightened standards of conduct, which may have similar impacts on our business in those jurisdictions.

Failure to comply with regulatory capital requirements primarily applicable to RJF, Raymond James Bank, TriState Capital Bank or our broker-dealer subsidiaries would significantly harm our business.

As discussed in "Item 1 - Business - Regulation" of this Form 10-K, RJF, Raymond James Bank and TriState Capital Bank are subject to capital requirements administered by various federal regulators in the U.S. and, accordingly, must meet specific capital guidelines that involve quantitative measures of RJF's, Raymond James Bank's, and TriState Capital Bank's assets, liabilities and certain off-balance sheet items, as calculated under regulatory guidelines. Failure to meet minimum capital requirements can trigger certain mandatory (and potentially discretionary) actions by regulators that, if undertaken, could harm either RJF's, Raymond James Bank's, or TriState Capital Bank's operations and financial condition, including precluding us from accepting or renewing brokered deposits. Further, we are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and FINRA's net capital rule, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiaries.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Our non-U.S. subsidiaries are subject to similar limitations under applicable regulations in the countries in which they operate. Regulatory capital requirements applicable to some of our significant subsidiaries may impede access to funds that RJF may need to make payments on any of its obligations. See Note 23 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on regulatory capital requirements.

The Basel III regulatory capital standards impose capital and other requirements on us that could negatively impact our profitability.

The Fed and other federal banking regulators have implemented the global regulatory capital requirements of Basel III and certain requirements implemented by the Dodd-Frank Act. The U.S. Basel III Rules establish the quantity and quality of regulatory capital, set forth a capital conservation buffer, and define the calculation of risk-weighted assets. The capital requirements stipulated under the U.S. Basel III Rules could restrict our ability to grow during favorable market conditions or require us to raise additional capital. Revisions to the Basel III Rules could, when implemented in the U.S., negatively impact our regulatory capital ratio calculations or subject us to higher and more stringent capital and other regulatory requirements. As a result, our business, results of operations, financial condition and prospects could be adversely affected. See "Item 1 - Business - Regulation" of this Form 10-K for additional information on the Basel III regulatory capital standards.

As a financial holding company, RJF's liquidity depends on payments from its subsidiaries, which may be subject to regulatory restrictions.

RJF as a financial holding company depends on dividends, distributions, and other payments from its subsidiaries in order to meet its obligations, including its debt service obligations and to fund dividend payments and share repurchases. RJF's subsidiaries are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to prevent or reduce the flow of funds from those subsidiaries to RJF. If RJF's subsidiaries are unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, RJF may not be able to make dividend payments to its shareholders, repurchase its shares, or make principal and interest payments on its outstanding debt. RJF's broker-dealer and bank subsidiaries are limited in their ability to lend or transact with affiliates, are subject to minimum regulatory capital and other requirements and, in the case of our broker-dealer subsidiaries, limitations on their ability to use funds deposited with them in brokerage accounts to fund their businesses. These requirements and limitations may hinder RJF's ability to access funds from its subsidiaries. Federal regulators, including the Fed and the SEC (through FINRA), have the authority and under certain circumstances, the obligation, to limit or prohibit dividend payments and share repurchases by the banking organizations they supervise, including RJF and its bank subsidiaries. In addition, RJF's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of creditors of that subsidiary, except to the extent that any of RJF's claims as a creditor of such subsidiary may be recognized. As a result, shares of RJF's capital stock are effectively subordinated to all existing and future liabilities and obligations of its subsidiaries.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Overview

Cybersecurity risk is a key operational risk facing the firm, and measures to address such risk are an important component of the firm's overall Enterprise Risk Management ("ERM") framework. As part of our ERM framework, we have implemented and maintain a program to identify, assess, and manage risks arising from cybersecurity threats ("Cybersecurity Program"). Our Cybersecurity Program seeks to mitigate cybersecurity risk and associated legal, financial, reputational, regulatory and/or operational risks by protecting our clients, associates, firm data, and services through a comprehensive, cross-functional approach. Specifically, our Cybersecurity Program is focused on preserving the confidentiality, integrity, and availability of information, enabling the secure and uninterrupted delivery of financial services, and protecting the firm and the safe operation of our technology systems. Further, we consider cybersecurity risks in our business strategy decisions, including in our business continuity planning and in connection with our acquisition activity. We seek to continually adjust our Cybersecurity Program to address the evolving cybersecurity threat landscape and comply with extensive legal and regulatory requirements.

Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management" section of this Form 10-K for additional information on our approach to risk management, including our governance framework. Refer to "Item 1A - Risk Factors" of this Form 10-K for additional information on our cybersecurity risks.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Cybersecurity risk management process

Our Cybersecurity Program takes into account industry best practices and addresses risks from cybersecurity threats to our network, infrastructure, computing environment, and to third parties. We periodically assess the design of our cybersecurity controls against the Cyber Risk Institute Cyber Profile, which is based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework for Improving Critical Infrastructure Cybersecurity, as well as global cybersecurity regulations, and we seek to implement improvements to our controls in response to that assessment. Our Cybersecurity Program also includes cybersecurity and information security policies, procedures, and technologies that are designed to address regulatory requirements and protect our clients', associates', and firm data against unauthorized disclosure, modification, and misuse. These policies, procedures, and technologies cover a broad range of areas, including: identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response, recovery planning, and providing appropriate public disclosure of cybersecurity risks and incidents when required. In addition, we maintain a global training program for our associates about cybersecurity risks and requirements and conduct regular phishing email simulations in order to test our associates' understanding of these risks.

Our cybersecurity strategy takes a defense-in-depth approach, with layered controls consisting of both commercially available and proprietary technologies that are intended to prevent an adversary from conducting a successful attack. Included in that approach is our Cyber Threat Center which is a critical component of our Cybersecurity Program and operates internally with the purpose of monitoring, detecting, and responding to cyber threats that could jeopardize the integrity, confidentiality, or availability of information systems. Our Cyber Threat Center operates 24 hours per day, 7 days per week, continuously monitoring our systems for signs of tampering or unauthorized activity, utilizes an incident response playbook which is based on NIST industry best practices, and includes containment and recovery procedures. Furthermore, we maintain cybersecurity insurance coverage which provides certain limited protection.

In conjunction with third-party vendors and consultants, we perform a variety of periodic risk assessment initiatives to gauge the performance of the Cybersecurity Program, to estimate our risk profile, and to assess compliance with relevant regulatory requirements. We perform periodic assessments of control efficacy through our internal risk and control self-assessment process, a variety of cyber event simulation exercises focused on the effectiveness of our incident response and crisis management procedures, and external technical assessments, including external penetration tests and "red team" engagements where third parties test our defenses. The results of these risk assessments, together with control performance findings, are used to establish priorities, allocate resources, and identify and improve controls.

In addition, our processes are designed to help identify, oversee, and mitigate cybersecurity risks associated with our use of third-party vendors. We have a third-party risk management process that includes evaluation of, and response to, cybersecurity risks at our third-party vendors, and this process covers vendor selection, onboarding, performance monitoring, and risk management. Our third-party risk management program includes policies and standards requiring that we perform cybersecurity due diligence reviews on our vendors based on the inherent risk profile of a particular supplier or service provider. We also monitor our principal third parties and service providers on an ongoing basis by conducting additional periodic reviews. Additionally, we execute agreements with our third-party vendors, independent contractor financial advisors, and firms affiliated with us through our RCS division under which these parties contractually agree to implement certain safeguards designed to protect firm data and mitigate cybersecurity risks.

We also maintain business continuity plans that include identification of critical functions, third-party suppliers, and personnel. Our information technology department executes several disaster recovery exercises per year in order to test our capabilities and ensure that business recovery needs could be met during a real-world event. Additionally, our information technology department participates in annual crisis management exercises to test our operational responses and assess our preparedness for various scenarios, including cyber incidents. We also participate annually in industry-wide and internal exercises to test our response capabilities.

While we and our third-party vendors have experienced cybersecurity incidents, as well as adverse impacts from such incidents, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the firm, including our business strategy, results of operations, or financial condition. However, due to the evolving threat environment, we expect to continue to experience cybersecurity incidents resulting in adverse impacts with increased frequency and severity, and there can be no assurance that future cybersecurity incidents, including incidents experienced by our third parties, will not have a material adverse impact on the firm, including its business strategy, results of operations, financial condition, and/or reputation. See Item 1A - Risk Factors of this Form 10-K for additional information on our cybersecurity risks.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Governance

The Board of Directors has designated its Risk Committee to assist it in overseeing management's responsibility to implement an effective risk management framework designed to identify, assess, and manage key risks, including cybersecurity risk. As part of our ERM program, executive management, with review and oversight of the Risk Committee, establishes key risk indicators to measure ongoing alignment with the firm's risk appetite and tolerance levels related to cybersecurity risk. Risk appetite and tolerance thresholds are periodically reviewed by management and approved by the Risk Committee. The Risk Committee receives regular presentations and reports from our Chief Information Security Officer ("CISO"), which address a wide range of cybersecurity risk topics, including emerging threats and recent developments, cybersecurity policy and standards updates, vulnerability assessments, risk assessment outcomes (including third-party and independent reviews), technology trends, and information security considerations arising with respect to the firm, our peers, and third-party vendors. Additionally, the Board of Directors receives reports at least annually on the performance of the firm's cybersecurity risk metrics.

Under the Risk Committee's oversight, management works closely with key stakeholders, including regulators, government agencies, peer institutions, and industry groups, and develops and invests in human talent and innovative technology in order to better manage cybersecurity risk. The firm's Cybersecurity Program is led by our CISO, who reports to our Chief Information Officer ("CIO"). The CISO, in coordination with our information technology, compliance (including privacy), and risk management functions, works collaboratively across the firm to implement a program designed to protect the firm's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the firm's incident response and recovery plans. We maintain policies and procedures for the escalation of cybersecurity incidents assessed as potentially being or becoming material. Such incidents are escalated to a multidisciplinary group of senior leaders from our risk management, regulatory, compliance, finance, and legal teams, to assess such incidents for reporting under regulatory guidelines. In evaluating cybersecurity incidents, management considers the potential impact to our results of operations, control framework and financial condition, as well as the potential impact, if any, to our business strategy or reputation. Through ongoing communications with these teams, the CISO monitors the mitigation and remediation of cybersecurity threats and incidents in real time, and reports such threats and incidents to the Risk Committee when appropriate.

The members of management who lead our Cybersecurity Program have extensive experience in technology, cybersecurity, and information security. Our CIO has over 35 years of relevant experience, including 25 years leading technology teams at multiple global financial services institutions, and is a Certified Information Security Manager and Registered Series 99 Operations Professional. Our CISO has over 25 years of financial services industry experience, with varying positions in information technology, security, and risk management, and is a Certified Information Systems Security Professional and Registered Series 99 Operations Professional. Both our CIO and CISO also participate in various financial services industry committees and cybersecurity advisory boards.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ITEM 2. PROPERTIES

We operate our business from our principal location in St. Petersburg, Florida in 1.25 million square feet of office space that we own in the Carillon Office Park. We conduct certain activities from our owned facility in Southfield, Michigan, comprising approximately 90,000 square feet, and operate a 40,000 square foot information technology data center primarily on land that we own in the Denver, Colorado area. Our owned locations and principal leases, identified below, support more than one of our business segments.

We lease the premises we occupy in other U.S. and foreign locations, including employee-based branch office operations. Leases for branch offices for independent contractors are the responsibility of the respective independent contractor financial advisors and are not included in the amounts listed below. Our leases contain various expiration dates through fiscal year 2036. Our principal leases are in the following locations:

- We occupy leased space in major metropolitan areas throughout the U.S. which is used to provide services across our various businesses or in certain cases to provide corporate services outside of our principal location in St. Petersburg, Florida, including approximately 250,000 square feet in Memphis, 185,000 square feet in New York City, 90,000 square feet in Pittsburgh, 60,000 square feet in Chicago, 60,000 square feet in Houston, and 50,000 square feet in Boston;

- We occupy leased space of approximately 90,000 and 80,000 square feet in Toronto and Vancouver, respectively, along with other office and branch locations throughout Canada; and

- We occupy leased space of approximately 75,000 square feet in London, along with other office locations in the UK and Germany.

Additionally, we own approximately 65 acres of land located in Pasco County, Florida for potential development, as needed. We regularly monitor the facilities we own or occupy to ensure that they suit our needs. To the extent that they do not meet our needs, we will expand, contract or relocate, as necessary. See Notes 2 and 13 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our lease obligations.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a diversified financial services institution.

RJF and certain of its subsidiaries are subject to regular reviews and inspections by regulatory authorities and SROs. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and SROs institute investigations from time to time into industry practices, among other things, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our consolidated financial condition. However, the outcome of such litigation and regulatory proceedings could be material to our operating results and cash flows for a particular future period, depending on, among other things, our revenues or income for such period.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

See Note 18 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding legal and regulatory matters contingencies, and refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical accounting estimates" in the section "Loss provisions for legal and regulatory matters" and Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for information on our criteria for establishing accruals.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.


PART II


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE under the symbol "RJF." As of November 21, 2025, we had 347 holders of record of our common stock. Shares of our common stock are held by a substantially greater number of beneficial owners, whose shares are held of record by banks, brokers, and other financial institutions.

See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our intentions for paying cash dividends and the related capital restrictions.

Information related to our compensation plans under which equity securities are authorized for issuance is presented in Note 22 of the Notes to Consolidated Financial Statements and Part III, Item 12 of this Form 10-K.

We did not have any sales of unregistered securities for the fiscal years ended September 30, 2025, 2024, or 2023.

We purchase our own stock from time to time in conjunction with a number of activities, each of which is described in the following paragraphs. The following table presents information on our purchases of our own stock, on a monthly basis, for the year ended September 30, 2025.

	Total number of shares purchased	Average price per share	Number of shares purchased as part of publicly announced plans or programs	Approximate dollar value (in millions) at each month-end, of securities that may yet be purchased under the plans or programs
October 1, 2024 – October 31, 2024	—	$ —	—	$644
November 1, 2024 – November 30, 2024	427	$ 154.42	—	$644
December 1, 2024 – December 31, 2024	371,287	$ 161.98	310,302	$1,450
First quarter	371,714	$ 161.97	310,302	
January 1, 2025 – January 31, 2025	23,435	$ 162.69	—	$1,450
February 1, 2025 – February 28, 2025	315,686	$ 158.54	315,391	$1,400
March 1, 2025 – March 31, 2025	1,402,024	$ 142.78	1,399,870	$1,200
Second quarter	1,741,145	$ 145.91	1,715,261	
April 1, 2025 – April 30, 2025	1,559,201	$ 125.67	1,555,458	$1,005
May 1, 2025 – May 31, 2025	712,149	$ 147.48	711,957	$900
June 1, 2025 – June 30, 2025	1,019,018	$ 148.17	1,019,018	$749
Third quarter	3,290,368	$ 137.36	3,286,433	
July 1, 2025 – July 31, 2025	830,888	$ 160.03	830,888	$616
August 1, 2025 – August 31, 2025	445,070	$ 165.30	444,478	$542
September 1, 2025 – September 30, 2025	831,339	$ 172.71	831,339	$399
Fourth quarter	2,107,297	$ 166.14	2,106,705	
Fiscal year total	7,510,524	$ 148.64	7,418,701	

In December 2024, the Board of Directors authorized repurchase of our common stock in an aggregate amount of up to $1.5 billion, which replaced the previous authorization. For additional information about our share repurchase activities, see Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

In the preceding table, the total number of shares purchased includes shares purchased pursuant to the Restricted Stock Trust Fund, which was established to acquire our common stock in the open market and used to settle restricted stock units granted as a retention vehicle for certain employees of our wholly-owned Canadian subsidiaries. For additional information on this trust fund, see Notes 2 and 9 of the Notes to Consolidated Financial Statements of this Form 10-K. These activities do not utilize the repurchase authorization presented in the preceding table.

The total number of shares purchased also includes shares repurchased as a result of employees surrendering shares as payment for option exercises or withholding taxes. These activities do not utilize the repurchase authorization presented in the preceding table.

ITEM 6. <u>RESERVED</u>

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 INDEX

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

INTRODUCTION

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of our operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and accompanying notes to consolidated financial statements. Where "NM" is used in various percentage change computations, the computed percentage change has been determined to be not meaningful.

We operate as a financial holding company and bank holding company. Results in the businesses in which we operate are highly correlated to general economic conditions and, more specifically, to the direction of the U.S. equity and fixed income markets, changes in interest rates, market volatility, corporate and mortgage lending markets and commercial and residential credit trends. Overall market conditions, economic, political and regulatory trends, and industry competition are among the factors which could affect us and which are unpredictable and beyond our control. These factors affect the financial decisions made by market participants, including investors, borrowers, and competitors, impacting their level of participation in the financial markets. These factors also impact the level of investment banking activity and asset valuations, which ultimately affect our business results.

EXECUTIVE OVERVIEW

Summary results of operations

		Year ended September 30,					% change	
$ in millions, except per share amounts		**2025**		2024		2023	2025 vs. 2024	2024 vs. 2023
Net revenues	$	**14,065**	$	12,821	$	11,619	10 %	10 %
Compensation, commissions and benefits expense	$	**9,072**	$	8,213	$	7,299	10 %	13 %
Non-compensation expenses	$	**2,279**	$	1,965	$	2,040	16 %	(4)%
Pre-tax income	$	**2,714**	$	2,643	$	2,280	3 %	16 %
Net income available to common shareholders	$	**2,130**	$	2,063	$	1,733	3 %	19 %
Earnings per common share – basic	$	**10.53**	$	9.94	$	8.16	6 %	22 %
Earnings per common share – diluted	$	**10.30**	$	9.70	$	7.97	6 %	22 %
Non-GAAP measures:								
Adjusted net income available to common shareholders [1]	$	**2,205**	$	2,137	$	1,806	3 %	18 %
Adjusted earnings per common share - diluted [1]	$	**10.66**	$	10.05	$	8.30	6 %	21 %

	Year ended September 30,		
Other selected financial highlights	**2025**	2024	2023
Pre-tax margin	**19.3 %**	20.6 %	19.6 %
Adjusted pre-tax margin [1]	**20.0 %**	21.4 %	20.5 %
Return on common equity ("ROCE")	**17.7 %**	18.9 %	17.7 %
Adjusted ROCE [1]	**18.3 %**	19.6 %	18.4 %
Return on tangible common equity ("ROTCE") [1]	**20.6 %**	22.6 %	21.7 %
Adjusted ROTCE [1]	**21.3 %**	23.3 %	22.5 %
Compensation ratio	**64.5 %**	64.1 %	62.8 %
Adjusted compensation ratio [1]	**64.3 %**	63.7 %	62.1 %
Effective income tax rate	**21.3 %**	21.8 %	23.7 %

(1) These are non-GAAP financial measures. Please see the "Reconciliation of non-GAAP financial measures to GAAP financial measures" in this MD&A for a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures and for other important disclosures.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis
Year ended September 30, 2025 compared with the year ended September 30, 2024

For the year ended September 30, 2025, we generated net revenues of $14.07 billion, an increase of 10% compared with the prior year, and pre-tax income of $2.71 billion, an increase of 3%. Our net income available to common shareholders of $2.13 billion was 3% higher than the prior year and our earnings per diluted share were $10.30, reflecting a 6% increase. Our ROCE was 17.7%, down from 18.9% for the prior year, and our ROTCE was 20.6%[1], compared with 22.6%[1] for the prior year.

Excluding the impact of $75 million of expenses, net of their tax effect, related to acquisitions completed in prior years, adjusted net income available to common shareholders for the year ended September 30, 2025 was $2.21 billion[1], an increase of 3% compared with adjusted net income available to common shareholders for the prior year. Our adjusted earnings per diluted share were $10.66[1], an increase of 6% compared with the prior year. Adjusted ROCE was 18.3%[1], compared with 19.6%[1] for the prior year, and adjusted ROTCE was 21.3%[1], compared with 23.3%[1] in the prior year.

The increase in net revenues compared with the prior year was primarily due to higher asset management and related administrative fees, largely the result of higher PCG client assets in fee-based accounts at the beginning of each of the current-year billing periods compared with the prior-year billing periods. The increase in PCG client assets in fee-based accounts resulted from net market appreciation and net new assets to the firm since the prior year. Investment banking revenues also increased significantly compared with the prior year primarily due to more favorable market conditions during the year. Brokerage revenues also increased compared with the prior year largely due to an increase in client activity in both our PCG and Capital Markets segments. Offsetting these increases was a decrease in combined net interest income and RJBDP fees from third-party banks, due to lower short-term interest rates compared with the prior year and lower RJBDP balances swept to third-party banks, which more than offset a favorable impact from growth in average interest-earning assets.

Compensation, commissions and benefits expense increased 10%, primarily due to an increase in compensable revenues, an increase in compensation costs to support our growth, including financial advisor recruiting-related expenses, and annual salary increases. Our compensation ratio was 64.5%, compared with 64.1% for the prior year. Excluding acquisition-related compensation expenses, our adjusted compensation ratio was 64.3%[1], compared with an adjusted compensation ratio of 63.7%[1] for the prior year. The increase in the compensation ratio primarily resulted from changes in our revenue mix due to increases in compensable revenues compared with the prior year, including asset management and related administrative fees, investment banking revenues, and brokerage revenues, as well as a decrease in combined net interest income and RJBDP fees from third-party banks, which have little associated direct compensation.

Non-compensation expenses increased 16%, primarily due to higher provisions for legal and regulatory matters as the current year included a net provision expense for legal and regulatory matters, including a $58 million expense increase associated with the settlement of a legal matter related to bond underwritings for a specific issuer sold to institutional investors between 2013 and 2015, while the prior year reflected a net reserve release. Non-compensation expenses also increased due to higher communications and information processing expenses resulting from continued investments in technology to benefit our advisors and their clients and to support our growth, higher investment sub-advisory fees resulting from growth in assets under management in sub-advised programs, and higher business development expenses, primarily due to financial advisor recruiting and other business growth investments.

Our effective income tax rate was 21.3% for the year ended September 30, 2025, a decrease from 21.8% for the prior year, primarily due to the impact of a larger tax benefit recognized during the current year related to share-based compensation that vested during the year and, to a lesser extent, the release of accruals for uncertain tax positions following the expiration of applicable statutes of limitations, partially offset by lower non-taxable valuation gains on our corporate-owned life insurance policies recognized in the current year compared with the prior year.

---

(1)   ROTCE, adjusted net income available to common shareholders, adjusted earnings per diluted share, adjusted ROCE, adjusted ROTCE, and adjusted compensation ratio are non-GAAP financial measures. Please see the "Reconciliation of non-GAAP financial measures to GAAP financial measures" in this MD&A for a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, and for other important disclosures.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Management's Discussion and Analysis

We continue to maintain strong levels of liquidity and capital. As of September 30, 2025, our tier 1 leverage ratio was 13.1% and total capital ratio was 24.1%, both well above regulatory capital requirements. On September 11, 2025, to secure financing during a period of favorable market conditions characterized by tight credit spreads and attractive benchmark yields, we issued $1.5 billion in senior notes, consisting of $650 million in 4.90% senior notes due 2035 and $850 million in 5.65% senior notes due 2055. We also amended our revolving credit facility to increase our borrowing capacity to $1 billion and reduce our cost of borrowing. These actions increased our available liquidity on hand for deployment in our growth and to meet client needs, resulting in $3.7 billion of RJF corporate cash[1] as of September 30, 2025. During the year ended September 30, 2025, we repurchased 7.4 million shares of our common stock for $1.1 billion at an average price of $148 per share under the Board of Directors' common stock repurchase authorization, leaving $399 million available under the authorization as of September 30, 2025. We believe our strong capital and liquidity positions enable us to invest in growth across our businesses and remain opportunistic in our capital deployment.

Year ended September 30, 2024 compared with the year ended September 30, 2023

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Form 10-K for a discussion of our fiscal 2024 results compared to fiscal 2023.

(1) For additional information, please see the "Liquidity and capital resources - Sources of liquidity" section in this MD&A.

<u>RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES</u>

We utilize certain non-GAAP financial measures as additional measures to aid in, and enhance, the understanding of our financial results and related measures. These non-GAAP financial measures have been separately identified in this document. We believe certain of these non-GAAP financial measures provide useful information to management and investors by excluding certain material items that may not be indicative of our core operating results. We utilize these non-GAAP financial measures in assessing the financial performance of the business, as they facilitate a comparison of current- and prior-period results. We believe that ROTCE is meaningful to investors as it facilitates comparisons of our results to the results of other companies. In the following tables, the tax effect of non-GAAP adjustments reflects the statutory rate associated with each non-GAAP item. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be comparable to similarly titled non-GAAP financial measures of other companies. The following tables provide a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

	Year ended September 30,		
$ in millions	2025	2024	2023
Net income available to common shareholders	$ 2,130	$ 2,063	$ 1,733
Non-GAAP adjustments:			
Expenses directly related to acquisitions:			
Compensation, commissions and benefits:			
Acquisition-related retention	31	42	70
Other acquisition-related compensation	4	—	10
Total "Compensation, commissions and benefits" expense	35	42	80
Communications and information processing	2	2	2
Professional fees	10	4	3
Other:			
Amortization of identifiable intangible assets	41	44	45
All other acquisition-related expenses	9	5	—
Total "Other" expense	50	49	45
Total expenses related to acquisitions	97	97	130
Other — Insurance settlement received	—	—	(32)
Pre-tax impact of non-GAAP adjustments	97	97	98
Tax effect of non-GAAP adjustments	(22)	(23)	(25)
Total non-GAAP adjustments, net of tax	75	74	73
Adjusted net income available to common shareholders	$ 2,205	$ 2,137	$ 1,806

$ in millions		Year ended September 30,				
		2025		2024		2023
Pre-tax income	$	**2,714**	$	2,643		2,280
Pre-tax impact of non-GAAP adjustments (as detailed above)		**97**		97		98
Adjusted pre-tax income	$	**2,811**	$	2,740	$	2,378
Compensation, commissions and benefits expense	$	**9,072**	$	8,213	$	7,299
Less: Total compensation-related acquisition expenses (as detailed above)		**35**		42		80
Adjusted "Compensation, commissions and benefits" expense	$	**9,037**	$	8,171	$	7,219
Pre-tax margin		**19.3 %**		20.6 %		19.6 %
Less the impact of non-GAAP adjustments on pre-tax margin:						
Expenses related to acquisitions:						
Compensation, commissions and benefits:						
Acquisition-related retention		**0.2 %**		0.4 %		0.6 %
Other acquisition-related compensation		**— %**		— %		0.1 %
Total "Compensation, commissions and benefits" expense		**0.2 %**		0.4 %		0.7 %
Communications and information processing		**— %**		— %		— %
Professional fees		**0.1 %**		— %		0.1 %
Other:						
Amortization of identifiable intangible assets		**0.3 %**		0.3 %		0.4 %
All other acquisition-related expenses		**0.1 %**		0.1 %		— %
Total "Other" expense		**0.4 %**		0.4 %		0.4 %
Total pre-tax impact of non-GAAP adjustments related to acquisitions		**0.7 %**		0.8 %		1.2 %
Other — Insurance settlement received		**— %**		— %		(0.3)%
Total non-GAAP adjustments		**0.7 %**		0.8 %		0.9 %
Adjusted pre-tax margin		**20.0 %**		21.4 %		20.5 %
Total compensation ratio		**64.5 %**		64.1 %		62.8 %
Less the impact of non-GAAP adjustments on compensation ratio:						
Acquisition-related retention		**0.2 %**		0.4 %		0.6 %
Other acquisition-related compensation		**— %**		— %		0.1 %
Total "Compensation, commissions and benefits" expenses related to acquisitions		**0.2 %**		0.4 %		0.7 %
Adjusted total compensation ratio		**64.3 %**		63.7 %		62.1 %
Diluted earnings per common share	$	**10.30**	$	9.70	$	7.97
Impact of non-GAAP adjustments on diluted earnings per common share:						
Expenses directly related to acquisitions:						
Compensation, commissions and benefits:						
Acquisition-related retention		**0.15**		0.20		0.32
Other acquisition-related compensation		**0.02**		—		0.05
Total "Compensation, commissions and benefits" expense		**0.17**		0.20		0.37
Communications and information processing		**0.01**		0.01		0.01
Professional fees		**0.05**		0.02		0.01
Other:						
Amortization of identifiable intangible assets		**0.20**		0.21		0.21
All other acquisition-related expenses		**0.04**		0.02		—
Total "Other" expense		**0.24**		0.23		0.21
Total expenses related to acquisitions		**0.47**		0.46		0.60
Other — Insurance settlement received		**—**		—		(0.15)
Tax effect of non-GAAP adjustments		**(0.11)**		(0.11)		(0.12)
Total non-GAAP adjustments, net of tax		**0.36**		0.35		0.33
Adjusted diluted earnings per common share	$	**10.66**	$	10.05	$	8.30

$ in millions, except per share amounts	Year ended September 30,		
	2025	2024	2023
Average common equity	$ **12,035**	$ 10,893	$ 9,791
Impact of non-GAAP adjustments on average common equity:			
Expenses directly related to acquisitions:			
Compensation, commissions and benefits:			
Acquisition-related retention	**16**	22	35
Other acquisition-related compensation	**1**	—	4
Total "Compensation, commissions and benefits" expense	**17**	22	39
Communications and information processing	**—**	—	1
Professional fees	**3**	2	1
Other:			
Amortization of identifiable intangible assets	**21**	22	22
All other acquisition-related expenses	**1**	2	—
Total "Other" expense	**22**	24	22
Total expenses related to acquisitions	**42**	48	63
Other — Insurance settlement received	**—**	—	(26)
Tax effect of non-GAAP adjustments	**(10)**	(12)	(9)
Total non-GAAP adjustments, net of tax	**32**	36	28
Adjusted average common equity	$ **12,067**	$ 10,929	$ 9,819
Average common equity	$ **12,035**	$ 10,893	$ 9,791
Less:			
Average goodwill and identifiable intangible assets, net	**1,861**	1,896	1,928
Average deferred tax liabilities related to goodwill and identifiable intangible assets, net	**(141)**	(134)	(129)
Average tangible common equity	$ **10,315**	$ 9,131	$ 7,992
Impact of non-GAAP adjustments on average tangible common equity:			
Compensation, commissions and benefits:			
Acquisition-related retention	**16**	22	35
Other acquisition-related compensation	**1**	—	4
Total "Compensation, commissions and benefits" expense	**17**	22	39
Communications and information processing	**—**	—	1
Professional fees	**3**	2	1
Other:			
Amortization of identifiable intangible assets	**21**	22	22
All other acquisition-related expenses	**1**	2	—
Total "Other" expense	**22**	24	22
Total expenses related to acquisitions	**42**	48	63
Other — Insurance settlement received	**—**	—	(26)
Tax effect of non-GAAP adjustments	**(10)**	(12)	(9)
Total non-GAAP adjustments, net of tax	**32**	36	28
Adjusted average tangible common equity	$ **10,347**	$ 9,167	$ 8,020
Return on common equity	**17.7 %**	18.9 %	17.7 %
Adjusted return on common equity	**18.3 %**	19.6 %	18.4 %
Return on tangible common equity	**20.6 %**	22.6 %	21.7 %
Adjusted return on tangible common equity	**21.3 %**	23.3 %	22.5 %

Diluted earnings per common share is computed by dividing net income available to common shareholders (less allocation of earnings and dividends to participating securities) by diluted weighted-average common shares outstanding for each respective period or, in the case of adjusted diluted earnings per common share, computed by dividing adjusted net income available to common shareholders (less allocation of earnings and dividends to participating securities) by diluted weighted-average common shares outstanding for each respective period.

Pre-tax margin is computed by dividing pre-tax income by net revenues for each respective period or, in the case of adjusted pre-tax margin, computed by dividing adjusted pre-tax income by net revenues for each respective period.

Total compensation ratio is computed by dividing compensation, commissions and benefits expense by net revenues for each respective period. Adjusted total compensation ratio is computed by dividing adjusted compensation, commissions and benefits expense by net revenues for each respective period.

Tangible common equity is computed by subtracting goodwill and identifiable intangible assets, net, along with the associated deferred tax liabilities, from total common equity attributable to RJF. Average common equity is computed by adding the total common equity attributable to RJF as of each quarter-end date during the indicated fiscal year to the beginning of the year total, and dividing by five, or in the case of average tangible common equity, computed by adding tangible common equity as of each quarter-end date during the indicated fiscal year to the beginning of the year total, and dividing by five. Adjusted average common equity is computed by adjusting for the impact on average common equity of the non-GAAP adjustments, as applicable for each respective period. Adjusted average tangible common equity is computed by adjusting for the impact on average tangible common equity of the non-GAAP adjustments, as applicable for each respective period.

ROCE is computed by dividing net income available to common shareholders by average common equity for each respective period or, in the case of ROTCE, computed by dividing net income available to common shareholders by average tangible common equity for each respective period. Adjusted ROCE is computed by dividing adjusted net income available to common shareholders by adjusted average common equity for each respective period, or in the case of adjusted ROTCE, computed by dividing adjusted net income available to common shareholders by adjusted average tangible common equity for each respective period.

NET INTEREST ANALYSIS

In the beginning of our fiscal 2024, the Fed funds target rate was at a range of 5.25% to 5.50% where it remained throughout most of our fiscal 2024. In late September 2024, the Fed decreased the Fed funds target rate by 50 basis points, followed by three additional 25-basis-point reductions during fiscal 2025 to end the current year at a range of 4.00% to 4.25%. Effective October 30, 2025, the Fed enacted an additional 25-basis point decrease reducing the Fed funds target rate to a range of 3.75% to 4.00%. The Fed has indicated that it intends to closely monitor market conditions to determine whether it will consider making additional downward adjustments to short-term interest rates in our fiscal 2026. We anticipate our combined net interest income and RJBDP fees from third-party banks will be unfavorably impacted in our fiscal 2026 due to the impact of the two 25-basis point decreases in short-term interest rates enacted by the Fed in September 2025 and October 2025. The magnitude of this decline will largely depend on the level of short-term interest rates, including any additional rate cuts during fiscal 2026, as well as our interest-earning asset levels, client cash balances, and other market-related factors. However, declines in short-term interest rates are also expected to have a favorable impact on certain of our other businesses.

The following table details the Fed's short-term interest rate activity since the end of our fiscal year 2023.

RJF fiscal quarter ended	Effective date of interest rate action	Increase/(decrease) in interest rates (in basis points)	Fed funds target rate
September 30, 2023	July 27, 2023	25	5.25% - 5.50%
September 30, 2024	September 19, 2024	(50)	4.75% - 5.00%
December 31, 2024	November 8, 2024	(25)	4.50% - 4.75%
December 31, 2024	December 19, 2024	(25)	4.25% - 4.50%
September 30, 2025	September 18, 2025	(25)	4.00% - 4.25%
Rate changes subsequent to September 30, 2025			
December 31, 2025	October 30, 2025	(25)	3.75% - 4.00%

Given the relationship between our interest-sensitive assets and liabilities (primarily held in our PCG, Bank, and Other segments) and the nature of fees we earn from third-party banks on client cash balances swept to such banks as part of the RJBDP (included in account and service fees), our financial results are sensitive to changes in interest rates. Increases in short-term interest rates have historically resulted in an increase in our net earnings, and we expect decreases in short-term interest rates to generally reduce our net earnings, although there may be offsetting favorable impacts. As it relates to our net interest income, the magnitude of the effect of a decrease in interest rates depends on a number of factors impacting balances, asset yields, and the cost of funding. The magnitude of the impact on our net interest margin depends on the yields on interest-earning assets relative to the cost of interest-bearing liabilities, including deposit rates paid to clients on their cash balances.

Decreases in short-term interest rates generally result in a decrease to our RJBDP fees earned from third-party banks, although the magnitude of the impact may also be impacted by demand for cash balances by third-party banks and the rate paid to clients on their cash sweep balances. Rates paid to clients on their cash balances are generally impacted by the level of short-term interest rates, as well as competitive industry dynamics and the demand for client cash. Additionally, any future changes to regulatory rules or interpretations governing the fees the firm earns on cash sweep balances could also impact the rates we pay to clients on cash balances. In recent fiscal years, we have sought to continue to meet client demand for higher yields on cash balances, without sacrificing the benefits of FDIC insurance on such balances, by introducing new deposit products leveraging our bank subsidiaries or through initiatives offered within the RJBDP. Such programs include our ESP introduced to our clients in fiscal 2023 where such deposits are held by Raymond James Bank, offer enhanced rates, and offer FDIC coverage of up to $50 million for certain accounts, as well as initiatives offered from time to time within the RJBDP program which may offer enhanced rates to clients on certain balances within the program. These programs, while meeting client needs and diversifying our funding sources, have a higher relative cost than other alternatives therefore reducing our net interest margin and yields on RJBDP balances.

Refer to the discussion of our net interest income within the "Management's Discussion and Analysis - Results of Operations" of our PCG, Bank, and Other segments, where applicable. Also refer to "Management's Discussion and Analysis - Results of Operations - Private Client Group - Clients' domestic cash sweep balances" for further information on the RJBDP.

Net interest income and RJBDP fees from third-party banks

	Year ended September 30,			% change	
$ in millions	**2025**	2024	2023	2025 vs. 2024	2024 vs. 2023
Net interest income	$ **2,147**	$ 2,130	$ 2,375	1 %	(10)%
RJBDP fees from third-party banks	**486**	607	498	(20)%	22 %
Net interest income and RJBDP fees from third-party banks	$ **2,633**	$ 2,737	$ 2,873	(4)%	(5)%

Year ended September 30, 2025 compared with the year ended September 30, 2024

Combined net interest income and RJBDP fees from third-party banks was $2.63 billion and $2.74 billion for the years ended September 30, 2025 and 2024, respectively. The 4% decline compared with the prior year was primarily due to lower short-term interest rates and lower average RJBDP balances swept to third-party banks, which more than offset a favorable impact from growth in average interest-earning assets.

Year ended September 30, 2024 compared with the year ended September 30, 2023

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Net Interest Analysis" of our 2024 Form 10-K for a discussion of our fiscal 2024 results compared to fiscal 2023.

The following table presents our consolidated average interest-earning asset and interest-bearing liability balances, interest income and expense and the related rates.

		Year ended September 30,							
	2025			2024			2023		
$ in millions	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Interest-earning assets:									
Bank segment:									
Cash and cash equivalents	$ 5,860	$ 257	4.37 %	$ 5,694	$ 307	5.37 %	$ 4,033	$ 199	4.89 %
Available-for-sale securities	8,174	185	2.27 %	9,852	220	2.23 %	10,805	219	2.02 %
Loans held for sale and investment: [1] [2]									
Loans held for investment:									
SBL	17,666	1,095	6.11 %	15,000	1,081	7.09 %	14,510	977	6.65 %
C&I loans	10,383	692	6.57 %	10,167	784	7.59 %	10,955	767	6.90 %
CRE loans	7,678	512	6.57 %	7,425	568	7.53 %	6,993	496	6.99 %
REIT loans	1,685	122	7.12 %	1,728	136	7.71 %	1,680	119	6.99 %
Residential mortgage loans	9,839	388	3.94 %	9,069	329	3.62 %	8,114	258	3.18 %
Tax-exempt loans [3]	1,276	35	3.40 %	1,428	38	3.30 %	1,596	41	3.14 %
Loans held for sale	232	16	6.97 %	194	16	8.26 %	173	13	7.61 %
Total loans held for sale and investment	48,759	2,860	5.81 %	45,011	2,952	6.48 %	44,021	2,671	6.02 %
All other interest-earning assets	237	13	5.30 %	239	15	6.06 %	156	9	5.67 %
Interest-earning assets — Bank segment	$ 63,030	$ 3,315	5.22 %	$ 60,796	$ 3,494	5.69 %	$ 59,015	$ 3,098	5.21 %
All other segments:									
Cash and cash equivalents	$ 4,164	$ 182	4.36 %	$ 3,358	$ 202	6.00 %	$ 3,125	$ 159	5.08 %
Assets segregated for regulatory purposes and restricted cash	3,585	149	4.16 %	3,583	183	5.10 %	4,722	197	4.17 %
Trading assets — debt securities	1,388	75	5.43 %	1,274	73	5.71 %	1,059	57	5.40 %
Brokerage client receivables	2,413	171	7.09 %	2,287	187	8.17 %	2,214	170	7.68 %
All other interest-earning assets	2,591	102	3.87 %	2,304	93	3.98 %	1,809	67	3.46 %
Interest-earning assets — all other segments	$ 14,141	$ 679	4.79 %	$ 12,806	$ 738	5.74 %	$ 12,929	$ 650	4.99 %
Total interest-earning assets	$ 77,171	$ 3,994	5.14 %	$ 73,602	$ 4,232	5.70 %	$ 71,944	$ 3,748	5.17 %
Interest-bearing liabilities:									
Bank segment:									
Bank deposits:									
Money market and savings accounts	$ 33,196	$ 601	1.81 %	$ 31,519	$ 681	2.16 %	$ 40,463	$ 547	1.35 %
Interest-bearing demand deposits	21,328	877	4.11 %	20,329	1,001	4.92 %	10,352	473	4.57 %
Certificates of deposit	2,034	91	4.47 %	2,633	123	4.66 %	2,163	84	3.88 %
Total bank deposits [4]	56,558	1,569	2.77 %	54,481	1,805	3.31 %	52,978	1,104	2.08 %
FHLB advances and all other interest-bearing liabilities	955	31	2.74 %	1,168	33	2.80 %	1,364	37	2.67 %
Interest-bearing liabilities — Bank segment	$ 57,513	$ 1,600	2.78 %	$ 55,649	$ 1,838	3.30 %	$ 54,342	$ 1,141	2.09 %
All other segments:									
Trading liabilities — debt securities	$ 846	$ 44	5.23 %	$ 825	$ 44	5.34 %	$ 727	$ 36	5.24 %
Brokerage client payables	4,808	66	1.38 %	4,663	83	1.78 %	5,877	78	1.33 %
Senior notes payable	2,121	96	4.54 %	2,039	92	4.50 %	2,038	92	4.53 %
All other interest-bearing liabilities [4]	1,202	41	3.41 %	1,157	45	4.03 %	620	26	3.78 %
Interest-bearing liabilities — all other segments	$ 8,977	$ 247	2.76 %	$ 8,684	$ 264	3.06 %	$ 9,262	$ 232	2.51 %
Total interest-bearing liabilities	$ 66,490	$ 1,847	2.78 %	$ 64,333	$ 2,102	3.27 %	$ 63,604	$ 1,373	2.15 %
Firmwide net interest income		$ 2,147			$ 2,130			$ 2,375	
Net interest margin (net yield on interest-earning assets):									
Bank segment			2.68 %			2.67 %			3.28 %
Firmwide			2.78 %			2.89 %			3.30 %

(1) Loans are presented net of unamortized purchase discounts or premiums, unearned income, deferred origination fees and costs, and charge-offs.
(2) Nonaccrual loans are included in the average loan balances. Any payments received for corporate nonaccrual loans are applied entirely to principal. Interest income on residential mortgage nonaccrual loans is recognized on a cash basis.
(3) The average rate on tax-exempt loans in the preceding table is presented on a taxable-equivalent basis utilizing the applicable federal statutory rates for each of the years presented.
(4) The average balance, interest expense, and average rate for "Total bank deposits" included amounts associated with affiliate deposits. Such amounts are eliminated in consolidation and are offset in "All other interest-bearing liabilities" under "All other segments."

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on our interest-earning assets and the interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous year's volume. Changes attributable to both volume and rate have been allocated proportionately.

	Year ended September 30,					
	2025 compared to 2024			2024 compared to 2023		
	Increase/(decrease) due to			Increase/(decrease) due to		
$ in millions	**Volume**	**Rate**	**Total**	Volume	Rate	Total
Interest-earning assets:			Interest income			
Bank segment:						
Cash and cash equivalents	$ 9	$ (59)	$ (50)	$ 87	$ 21	$ 108
Available-for-sale securities	(39)	4	$ (35)	(22)	23	1
Loans held for sale and investment:						
Loans held for investment:						
SBL	161	(147)	14	35	69	104
C&I loans	15	(107)	(92)	(59)	76	17
CRE loans	18	(74)	(56)	32	40	72
REIT loans	(3)	(11)	(14)	3	14	17
Residential mortgage loans	29	30	59	32	39	71
Tax-exempt loans	(4)	1	(3)	(6)	3	(3)
Loans held for sale	3	(3)	—	2	1	3
Total loans held for sale and investment	219	(311)	(92)	39	242	281
All other interest-earning assets	—	(2)	(2)	5	1	6
Interest-earning assets — Bank segment	$ 189	$ (368)	$ (179)	$ 109	$ 287	$ 396
All other segments:						
Cash and cash equivalents	$ 35	$ (55)	$ (20)	$ 13	$ 30	$ 43
Assets segregated for regulatory purposes and restricted cash	—	(34)	$ (34)	(58)	44	(14)
Trading assets — debt securities	6	(4)	$ 2	13	3	16
Brokerage client receivables	9	(25)	$ (16)	6	11	17
All other interest-earning assets	12	(3)	$ 9	17	9	26
Interest-earning assets — all other segments	$ 62	$ (121)	$ (59)	$ (9)	$ 97	$ 88
Total interest-earning assets	$ 251	$ (489)	$ (238)	$ 100	$ 384	$ 484
Interest-bearing liabilities:			Interest expense			
Bank segment:						
Bank deposits:						
Money market and savings accounts	$ 33	$ (113)	$ (80)	$ (163)	$ 297	$ 134
Interest-bearing demand deposits	46	(170)	$ (124)	489	39	528
Certificates of deposit	(27)	(5)	$ (32)	20	19	39
Total bank deposits	52	(288)	(236)	346	355	701
FHLB advances and all other interest-bearing liabilities	(2)	—	(2)	(6)	2	(4)
Interest-bearing liabilities — Bank segment	$ 50	$ (288)	$ (238)	$ 340	$ 357	$ 697
All other segments:						
Trading liabilities — debt securities	1	(1)	—	7	1	8
Brokerage client payables	3	(20)	(17)	(21)	26	5
Senior notes payable	3	1	4	—	—	—
All other interest-bearing liabilities	2	(6)	(4)	17	2	19
Interest-bearing liabilities — all other segments	$ 9	$ (26)	$ (17)	$ 3	$ 29	$ 32
Total interest-bearing liabilities	$ 59	$ (314)	$ (255)	$ 343	$ 386	$ 729
Change in firmwide net interest income	$ 192	$ (175)	$ 17	$ (243)	$ (2)	$ (245)

RESULTS OF OPERATIONS – PRIVATE CLIENT GROUP

Through our PCG segment, we provide financial planning, investment advisory, and securities transaction services for which we generally charge either asset-based fees (presented in "Asset management and related administrative fees") or sales commissions (presented in "Brokerage revenues"). We also earn revenues for distribution and related services performed related to mutual and other funds, fixed and variable annuities, and insurance products. Asset management and related administrative fees and brokerage revenues in this segment are typically correlated with the level of PCG client AUA, including those in fee-based accounts, as well as the overall U.S. equity markets. In periods where equity markets improve, AUA and client activity generally increase, thereby having a favorable impact on net revenues. In periods of rising interest rates, we may also see increased activity in fixed income and fixed annuity products.

We also earn servicing fees, such as omnibus and education and marketing support fees, from mutual fund, annuity, and exchange-traded fund companies whose products we distribute. Servicing fees earned from such companies are based on the level of assets or number of positions in such programs or a flat fee. Our PCG segment also earns fees from banks to which we sweep clients' cash in the RJBDP, including both third-party banks and our Bank segment. Such fees, which generally fluctuate based on average balances in the program and the level of short-term interest rates, are included in "Account and service fees." See "Clients' domestic cash sweep balances" in the "Selected key metrics" section and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net interest analysis" of this Form 10-K for additional information about fees earned from the RJBDP.

Net interest income in the PCG segment is primarily generated by interest earnings on assets segregated for regulatory purposes, margin loans provided to clients, cash balances, and securities borrowing transactions, less interest paid on client cash balances in the CIP and securities lending transactions. Amounts are impacted by client cash balances in the CIP and short-term interest rates. Higher client cash balances generally lead to increased net interest income, depending on interest rate spreads realized in the CIP (i.e., between interest received on assets segregated for regulatory purposes and interest paid on CIP balances). For additional information on client cash balances, see "Clients' domestic cash sweep balances" in the "Selected key metrics" section.

For an overview of our PCG segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

$ in millions	Year ended September 30,			% change	
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Revenues:					
Asset management and related administrative fees	$ **5,980**	$ 5,246	$ 4,545	14 %	15 %
Brokerage revenues:					
Mutual and other fund products	**605**	567	540	7 %	5 %
Insurance and annuity products	**511**	519	439	(2)%	18 %
Equities, ETFs and fixed income products	**621**	545	455	14 %	20 %
Total brokerage revenues	**1,737**	1,631	1,434	6 %	14 %
Account and service fees:					
Mutual fund and other investment products	**518**	461	415	12 %	11 %
RJBDP fees:					
Bank segment	**754**	824	1,093	(8)%	(25)%
Third-party banks	**486**	607	498	(20)%	22 %
Client account and other fees	**275**	264	231	4 %	14 %
Total account and service fees	**2,033**	2,156	2,237	(6)%	(4)%
Investment banking	**35**	38	35	(8)%	9 %
Interest income [1]	**468**	480	455	(3)%	5 %
All other	**29**	27	48	7 %	(44)%
Total revenues	**10,282**	9,578	8,754	7 %	9 %
Interest expense	**(100)**	(119)	(100)	(16)%	19 %
Net revenues	**10,182**	9,459	8,654	8 %	9 %
Non-interest expenses:					
Financial advisor compensation and benefits	**5,770**	5,154	4,537	12 %	14 %
Administrative compensation and benefits	**1,614**	1,546	1,390	4 %	11 %
Total compensation, commissions and benefits	**7,384**	6,700	5,927	10 %	13 %
Non-compensation expenses	**1,078**	974	964	11 %	1 %
Total non-interest expenses	**8,462**	7,674	6,891	10 %	11 %
Pre-tax income	$ **1,720**	$ 1,785	$ 1,763	(4)%	1 %

(1)   Effective October 1, 2024, we updated our methodology for allocating interest income on certain cash balances to our segments, resulting in a reallocation of interest income from the Other segment to the PCG segment. Prior year segment results have not been conformed to the current year presentation.

Selected key metrics

PCG client asset balances

$ in billions	As of September 30,			% change	
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
AUA	$ **1,666.5**	$ 1,507.0	$ 1,201.2	11 %	25 %
Assets in fee-based accounts [1]	$ **1,008.1**	$ 875.2	$ 683.2	15 %	28 %
Percent of AUA in fee-based accounts	**60.5 %**	58.1 %	56.9 %		

(1) A portion of our "Assets in fee-based accounts" is invested in "managed programs" overseen by our Asset Management segment, specifically our Asset Management Services division of RJ&A ("AMS"). These assets are included in our financial assets under management as disclosed in the "Selected key metrics" section of our "Management's Discussion and Analysis - Results of Operations - Asset Management."

As of September 30, 2025, 2024, and 2023, PCG AUA included assets associated with firms affiliated with us through our RCS division of $217.3 billion, $180.7 billion, and $133.3 billion, respectively, of which $188.0 billion, $153.1 billion, and $111.7 billion, respectively, were assets in fee-based accounts. Based on the nature of the services provided to such firms, revenues related to these assets in the PCG segment are included in "Account and service fees." The growth in RCS client assets over time is partially due to transfers into RCS from our other financial advisor channels. We may continue to experience transfers to our RCS division; however, consistent with our experience in recent fiscal years, we would not expect these financial advisor transfers to significantly impact our results of operations.

Domestic PCG net new assets

$ in millions	As of September 30,		
	2025	2024	2023
Domestic PCG net new assets [1]	$ **52,431**	$ 60,709	$ 73,254
Domestic PCG net new assets growth [2]	**3.8 %**	5.5 %	7.7 %

(1) Domestic PCG net new assets represents domestic PCG client inflows, including dividends and interest, less domestic PCG client outflows, including commissions, advisory fees, and other fees.
(2) The Domestic PCG net new asset growth percentage is based on the beginning Domestic PCG AUA balance for the indicated period.

PCG AUA and PCG assets in fee-based accounts as of September 30, 2025 increased 11% and 15%, respectively, compared with September 30, 2024, due to market-driven appreciation and net new assets, reflecting the favorable impact of our advisor recruiting and retention. Offsetting these favorable impacts, domestic PCG net new assets, as well as our PCG AUA and assets in fee-based accounts, were negatively impacted by the departure of primarily one large branch in our independent contractor division in our first fiscal quarter of 2025. PCG fee-based assets increased 7% from June 30, 2025 to September 30, 2025, which will favorably impact asset management and related administrative fees for our fiscal first quarter of 2026 results. PCG assets in fee-based accounts continued to be a significant percentage of overall PCG AUA due to many clients' preference for fee-based alternatives versus transaction-based accounts and, as a result, a significant portion of our PCG revenues is directly impacted by market movements.

Fee-based accounts within our PCG segment are comprised of a wide array of products and programs that we offer our clients. The majority of assets in fee-based accounts within our PCG segment are invested in programs for which our financial advisors provide investment advisory services, either on a discretionary or non-discretionary basis. Administrative services for such accounts (e.g., record-keeping) are generally performed by our Asset Management segment and, as a result, a portion of the related revenue is shared with the Asset Management segment.

We also offer our clients fee-based accounts that are invested in "Managed programs" overseen by AMS, which is part of our Asset Management segment. Fee-billable assets invested in managed programs are included in both "Assets in fee-based accounts" in the preceding table and "Financial assets under management" in the Asset Management segment. Revenues related to managed programs are shared by our PCG and Asset Management segments. The Asset Management segment receives a higher portion of the revenues related to accounts invested in managed programs, as compared to the portion received for non-managed programs, as it is performing portfolio management services in addition to administrative services.

The vast majority of the revenues we earn from fee-based accounts are recorded in "Asset management and related administrative fees" on our Consolidated Statements of Income and Comprehensive Income. Fees received from such accounts are based on the value of client assets in fee-based accounts and vary based on the specific account types in which the client invests and the level of assets in the client relationship. As fees for the majority of such accounts are billed based on balances as of the beginning of the quarter, revenues from fee-based accounts may not be immediately affected by changes in asset values, but rather the impacts are seen in the following quarter.

Financial advisors

	As of September 30,		
	2025	2024	2023
Employees	**3,878**	3,826	3,693
Independent contractors	**5,065**	4,961	5,019
Total advisors	**8,943**	8,787	8,712

The number of financial advisors as of September 30, 2025 increased compared to the prior year, as new recruits and trainees that were moved into production roles exceeded departures and planned retirements. Generally, with planned retirements, assets are retained at the firm pursuant to advisor succession plans. Advisors in our RCS division are not included in our financial advisor metric although their client assets are included in PCG AUA.

Clients' domestic cash sweep balances and ESP balances

	As of September 30,					
$ in millions		**2025**		2024		2023
RJBDP:						
Bank segment	$	**26,555**	$	23,978	$	25,355
Third-party banks		**14,761**		18,226		15,858
Subtotal RJBDP		**41,316**		42,204		41,213
CIP		**1,572**		1,653		1,620
Total clients' domestic cash sweep balances		**42,888**		43,857		42,833
ESP		**13,465**		14,018		13,592
Total clients' domestic cash sweep and ESP balances	$	**56,353**	$	57,875	$	56,425

	Year ended September 30,		
	2025	2024	2023
Average yield on RJBDP - third-party banks	**3.01 %**	3.50 %	3.20 %

A portion of our domestic clients' cash is included in the RJBDP, a multi-bank sweep program in which clients' cash deposits in their brokerage accounts are swept into interest-bearing deposit accounts at either of our bank subsidiaries, which are included in our Bank segment, or various third-party banks. Balances swept to third-party banks are not reflected on our Consolidated Statements of Financial Condition. Our PCG segment earns servicing fees for the administrative services we provide related to our clients' deposits that are swept to banks as part of the RJBDP. These servicing fees are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates and the interest paid to clients on balances in the RJBDP. Under our intersegment policies, the PCG segment receives from our Bank segment the greater of a base servicing fee or a net yield equivalent to the average yield that the firm would otherwise receive from third-party banks in the RJBDP. In the current interest rate environment the PCG segment RJBDP fee revenues are derived from the yield from third-party banks in the program and the Bank segment RJBDP servicing costs reflect such market rate for the deposits. The fees that the PCG segment earns from the Bank segment, as well as the servicing costs incurred on the deposits in the Bank segment, are eliminated in consolidation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net interest analysis" of this Form 10-K for further information regarding factors impacting the servicing fees we receive related to the RJBDP, as well as the interest paid to clients on their cash balances.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

The "Average yield on RJBDP - third-party banks" in the preceding table is computed by dividing RJBDP fees from third-party banks, which are net of the interest expense paid to clients by the third-party banks, by the average daily RJBDP balances at third-party banks. The average yield on RJBDP - third-party banks for the year ended September 30, 2025 decreased from the prior year largely as a result of the decreases in the Fed's short-term benchmark interest rate and, to a lesser extent, the impact of growth in RJBDP balances offering enhanced rates to clients which reduced the yield earned from third-party banks on such balances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net interest analysis" of this Form 10-K for additional information.

Total clients' domestic cash sweep and ESP balances decreased 3% compared with September 30, 2024, with decreases in both RJBDP balances and the ESP. PCG segment results can be impacted by not only changes in the level of client cash balances, but also by the allocation of client cash balances between the RJBDP, the CIP, and the ESP, as the PCG segment may earn different amounts from each of these client cash destinations, depending on multiple factors.

Year ended September 30, 2025 compared with the year ended September 30, 2024

Net revenues of $10.18 billion increased 8% while pre-tax income of $1.72 billion decreased 4%.

Asset management and related administrative fees increased $734 million, or 14%, primarily due to higher assets in fee-based accounts at the beginning of each of the current-year quarterly billing periods compared with the prior-year billing periods resulting from market-driven appreciation and net new assets, due to the favorable impact of our advisor recruiting and retention.

Brokerage revenues increased $106 million, or 6%, primarily due to higher client activity in the current year.

Account and service fees decreased $123 million, or 6%, primarily due to a decrease in RJBDP fees largely resulting from a decrease in the average RJBDP third-party bank yield. RJBDP fees from third-party banks decreased by a greater amount than RJBDP fees from our Bank segment as average balances swept to third-party banks declined due to a higher allocation of balances swept to our Bank segment, which increased compared to the prior year. Partially offsetting the decline in total RJBDP fees, mutual fund service fees increased primarily due to higher average mutual fund assets.

Compensation-related expenses increased $684 million, or 10%, primarily due to higher commission expense resulting from higher compensable revenues, including asset management and related administrative fees and brokerage revenues, as well as an increase in compensation costs to support our growth, including higher financial advisor recruiting-related expenses, and annual salary increases.

Non-compensation expenses increased $104 million, or 11%, compared with the prior year primarily due to higher expenses to support our growth, including investments in technology and financial advisor recruiting activities. In addition, the current year included higher expenses related to legal and regulatory matters as the prior year reflected a net reserve release which did not reoccur in the current year.

Year ended September 30, 2024 compared with the year ended September 30, 2023

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Form 10-K for a discussion of our fiscal 2024 results compared to fiscal 2023.

RESULTS OF OPERATIONS – CAPITAL MARKETS

Our Capital Markets segment conducts investment banking, institutional sales and trading of financial instruments, equity research, and the syndication and management of investments in low-income housing funds and funds of a similar nature, the majority of which qualify for tax credits.

We provide various investment banking services, including merger & acquisition advisory, and other advisory services, underwriting and placement of public and private equity and debt securities for corporate clients, private capital fundraising, and public financing activities. Revenues from investment banking activities are driven principally by our role in the transaction and the number and sizes of the transactions in which we are involved.

We earn brokerage revenues for the sale of both equity and fixed income products to institutional clients, as well as from our market-making activities in fixed income debt instruments. Client activity is influenced by a combination of general market activity and our Capital Markets group's ability to find attractive investment opportunities for clients. In certain cases, we transact on a principal basis, which involves the purchase of financial instruments from, and the sale of financial instruments to, our clients as well as other dealers who may be purchasing or selling financial instruments for their own account or acting on behalf of their clients. Profits and losses related to this activity are primarily derived from the spreads between bid and ask prices, as well as market trends for the individual securities during the period we hold them. To facilitate such transactions, we carry inventories of financial instruments. In our fixed income businesses, we also enter into interest rate swaps and futures contracts to facilitate client transactions or to actively manage risk exposures.

For an overview of our Capital Markets segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

$ in millions	Year ended September 30,			% change	
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Revenues:					
Brokerage revenues:					
Fixed income	$ **397**	$ 367	$ 345	8 %	6 %
Equity	**168**	143	130	17 %	10 %
Total brokerage revenues	**565**	510	475	11 %	7 %
Investment banking:					
Merger & acquisition and advisory	**623**	521	418	20 %	25 %
Equity underwriting	**150**	131	85	15 %	54 %
Debt underwriting	**263**	168	110	57 %	53 %
Total investment banking	**1,036**	820	613	26 %	34 %
Interest income	**111**	109	88	2 %	24 %
Affordable housing investments business revenues	**140**	118	109	19 %	8 %
All other	**17**	18	14	(6)%	29 %
Total revenues	**1,869**	1,575	1,299	19 %	21 %
Interest expense	**(99)**	(103)	(85)	(4)%	21 %
Net revenues	**1,770**	1,472	1,214	20 %	21 %
Non-interest expenses:					
Compensation, commissions and benefits	**1,128**	1,002	902	13 %	11 %
Non-compensation expense	496	403	403	23 %	— %
Total non-interest expenses	**1,624**	1,405	1,305	16 %	8 %
Pre-tax income/(loss)	$ **146**	$ 67	$ (91)	118 %	NM

Year ended September 30, 2025 compared with the year ended September 30, 2024

Net revenues of $1.77 billion increased 20% and pre-tax income of $146 million increased 118%.

Investment banking revenues increased $216 million, or 26%, primarily due to more favorable market conditions and larger transactions closed during the current year.

Brokerage revenues increased $55 million, or 11%, primarily due to an increase in both fixed income and equity securities as client activity levels increased in the current year.

Compensation-related expenses increased $126 million, or 13%, primarily due to the increase in revenues.

Non-compensation expenses increased $93 million, or 23%, primarily due to the aforementioned $58 million reserve increase in the current year associated with the settlement of a legal matter, and higher expenses to support our growth.

Year ended September 30, 2024 compared with the year ended September 30, 2023

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Form 10-K for a discussion of our fiscal 2024 results compared to fiscal 2023.

RESULTS OF OPERATIONS – ASSET MANAGEMENT

Our Asset Management segment earns asset management and related administrative fees for providing asset management, portfolio management and related administrative services to retail and institutional clients. This segment oversees the portion of our fee-based AUA invested in "managed programs" for our PCG clients through AMS. This segment also provides asset management services through Raymond James Investment Management for certain retail accounts managed on behalf of third-party institutions, institutional accounts, and proprietary mutual funds that we manage, generally using active portfolio management strategies. Asset management fees are based on fee-billable assets under management, which are impacted by market fluctuations and net inflows or outflows of assets. Rising equity markets have historically had a positive impact on revenues as existing accounts increase in value. Conversely, declining markets typically have a negative impact on revenue levels.

Our Asset Management segment also earns administrative fees on certain fee-based assets within PCG that are not overseen by our Asset Management segment, but for which the segment provides administrative support (e.g., record-keeping). These administrative fees are based on asset balances, which are impacted by market fluctuations and net inflows or outflows of assets.

Our Asset Management segment also earns asset management and related administrative fees through services provided by RJ Trust and RJTCNH. For an overview of our Asset Management segment operations refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

	Year ended September 30,			% change	
$ in millions	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Revenues:					
Asset management and related administrative fees:					
Managed programs	$ 769	$ 660	$ 573	17 %	15 %
Administration and other	374	323	273	16 %	18 %
Total asset management and related administrative fees	1,143	983	846	16 %	16 %
Account and service fees	23	22	21	5 %	5 %
All other	22	22	18	— %	22 %
Net revenues	1,188	1,027	885	16 %	16 %
Non-interest expenses:					
Compensation, commissions and benefits	229	223	198	3 %	13 %
Non-compensation expenses	456	383	336	19 %	14 %
Total non-interest expenses	685	606	534	13 %	13 %
Pre-tax income	$ 503	$ 421	$ 351	19 %	20 %

Selected key metrics

Managed programs

Management fees recorded in our Asset Management segment are generally calculated as a percentage of the value of our fee-billable financial assets under management ("AUM"). These AUM include the portion of fee-based AUA in our PCG segment that is invested in programs overseen by AMS, as well as retail accounts managed on behalf of third-party institutions, institutional accounts and proprietary mutual funds managed by Raymond James Investment Management.

Revenues related to fee-based AUA in our PCG segment are shared by the PCG and Asset Management segments, the amount of which depends on whether or not clients are invested in assets that are in managed programs overseen by our Asset Management segment and the administrative services provided (see our "Management's Discussion and Analysis - Results of Operations - Private Client Group" for additional information). Our AUM in AMS are impacted by market fluctuations and net inflows or outflows of assets, including transfers between fee-based accounts and transaction-based accounts within our PCG segment.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

Revenues earned by Raymond James Investment Management for retail accounts managed on behalf of third-party institutions, institutional accounts and our proprietary mutual funds are recorded entirely in the Asset Management segment. Our AUM in Raymond James Investment Management are impacted by market and investment performance and net inflows or outflows of assets.

Fees for our managed programs are generally collected quarterly. Approximately 75% of these fees are based on balances as of the beginning of the quarter (primarily in AMS), approximately 10% are based on balances as of the end of the quarter, and approximately 15% are based on average daily balances throughout the quarter.

Financial assets under management

	As of September 30,		
$ in billions	2025	2024	2023
AMS [1]	$ 209.2	$ 182.7	$ 139.2
Raymond James Investment Management	81.7	76.8	68.7
Subtotal financial assets under management	290.9	259.5	207.9
Less: Assets managed for affiliated entities [2]	(16.0)	(14.7)	(11.5)
Total financial assets under management	$ 274.9	$ 244.8	$ 196.4

(1) Represents the portion of our PCG segment fee-based AUA (as disclosed in "Assets in fee-based accounts" in the "Selected key metrics - PCG client asset balances" section of our "Management's Discussion and Analysis - Results of Operations - Private Client Group") that is invested in managed programs overseen by AMS.

(2) Represents the portion of the AMS AUM that is managed by Raymond James Investment Management and, as a result, is included in both AMS and Raymond James Investment Management in the preceding table. This amount is removed in the calculation of "Total financial assets under management."

Activity (including activity in assets managed for affiliated entities)

	Year ended September 30,		
$ in billions	2025	2024	2023
Financial assets under management at beginning of year	$ 259.5	$ 207.9	$ 184.0
Raymond James Investment Management - net inflows/(outflows)	(0.6)	(2.9)	2.2
AMS - net inflows	10.5	10.1	6.0
Net market appreciation in asset values	21.5	44.4	15.7
Financial assets under management at end of year	$ 290.9	$ 259.5	$ 207.9

AMS

See "Management's Discussion and Analysis - Results of Operations - Private Client Group" for further information about our retail client assets, including those fee-based assets invested in programs managed by AMS.

Raymond James Investment Management

The following table presents Raymond James Investment Management's AUM by objective, excluding assets for which it does not exercise discretion, as well as the approximate average client fee rate earned on such assets.

	As of September 30, 2025	
$ in billions	AUM	Average fee rate
Equity	$ 21.1	0.58 %
Fixed income	49.9	0.21 %
Balanced	10.7	0.31 %
Total financial assets under management	$ 81.7	0.32 %

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis
Non-discretionary asset-based programs

The following table includes assets held in certain non-discretionary asset-based programs for which the Asset Management segment does not exercise discretion but provides other services such as administrative support (including for affiliated entities) and investment advice. The vast majority of these assets are also included in our PCG segment fee-based AUA (as disclosed in "Assets in fee-based accounts" in the "Selected key metrics - PCG client asset balances" section of our "Management's Discussion and Analysis - Results of Operations - Private Client Group").

	Year ended September 30,		
$ in billions	2025	2024	2023
Total assets	$ 586.6	$ 506.2	$ 391.1

The increase in these assets compared to the prior year was primarily due to market appreciation, successful financial advisor retention and recruiting, and the continued trend of clients moving to fee-based accounts from transaction-based accounts. Administrative fees associated with these programs are predominantly based on balances at the beginning of each quarterly billing period.

RJ Trust

The following table includes assets held in asset-based programs in RJ Trust (including those managed for affiliated entities).

	Year ended September 30,		
$ in billions	2025	2024	2023
Total assets	$ 11.8	$ 10.6	$ 8.5

Fees earned on trust services are primarily reported within "Asset management and related administrative fees" on the Consolidated Statements of Income and Comprehensive Income.

Year ended September 30, 2025 compared with the year ended September 30, 2024

Net revenues of $1.19 billion increased 16% and pre-tax income of $503 million increased 19%.

Asset management and related administrative fees increased $160 million, or 16%, primarily driven by higher financial assets under management and assets in non-discretionary asset-based programs at AMS, primarily due to market-driven appreciation in asset values and net inflows to PCG fee-based accounts.

Compensation expenses increased $6 million, or 3%. Non-compensation expenses increased $73 million, or 19%, largely due to higher investment sub-advisory fees, resulting from the increase in assets under management in sub-advised programs, as well as higher expenses due to investments in our growth.

Year ended September 30, 2024 compared to the year ended September 30, 2023

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Form 10-K for a discussion of our fiscal 2024 results compared to fiscal 2023.

RESULTS OF OPERATIONS – BANK

The Bank segment provides various types of loans, including SBL, corporate loans, residential mortgage loans, and tax-exempt loans. Our Bank segment is active in corporate loan syndications and participations and lending directly to clients. We also provide FDIC-insured deposit accounts, including to clients of our broker-dealer subsidiaries, as well as other retail and corporate deposit and liquidity management products and services. Our Bank segment generates net interest income principally through the interest income earned on loans and an investment portfolio of available-for-sale securities, which is offset by the interest expense it pays on client deposits and on its borrowings. Our Bank segment's net interest income is affected by the levels of interest rates, interest-earning assets, and interest-bearing liabilities. Depending upon interest costs incurred on interest-bearing liabilities, higher interest-earning asset balances and higher interest rates generally lead to increased net interest income, and conversely, decreases in short-term interest rates generally lead to lower net interest income. For additional information on average interest-earning asset and interest-bearing liability balances and the related interest income and expense, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net interest analysis" of this Form 10-K. For an overview of our Bank segment operations refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

$ in millions		Year ended September 30,			% change	
		2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Revenues:						
Interest income	$	**3,315**	$ 3,494	$ 3,098	(5)%	13 %
Interest expense		**(1,600)**	(1,838)	(1,141)	(13)%	61 %
Net interest income		**1,715**	1,656	1,957	4 %	(15)%
All other		**61**	60	56	2 %	7 %
Net revenues		**1,776**	1,716	2,013	3 %	(15)%
Non-interest expenses:						
Compensation and benefits		**184**	180	177	2 %	2 %
Non-compensation expenses:						
Bank loan provision for credit losses		**37**	45	132	(18)%	(66)%
RJBDP fees to PCG		**754**	824	1,093	(8)%	(25)%
All other		**310**	287	240	8 %	20 %
Total non-compensation expenses		**1,101**	1,156	1,465	(5)%	(21)%
Total non-interest expenses		**1,285**	1,336	1,642	(4)%	(19)%
Pre-tax income	$	**491**	$ 380	$ 371	29 %	2 %

Year ended September 30, 2025 compared with the year ended September 30, 2024

Net revenues of $1.78 billion increased 3% and pre-tax income of $491 million increased 29%.

Net interest income increased $59 million, or 4%, primarily due to the impact of higher average interest-earning assets, particularly securities-based loans, partially offset by the impact of lower short-term interest rates. The Bank segment net interest margin increased slightly to 2.68% from 2.67% for the prior year.

The bank loan provision for credit losses was $37 million for the current year, a decrease of $8 million compared with $45 million for the prior year. The bank loan provision for credit losses for the current year primarily reflected the impacts of loan downgrades, charge-offs, and specific reserves on certain loans, partially offset by the favorable impacts of an improved economic forecast and reserve releases related to certain loan sales and paydowns. The bank loan provision for credit losses for the prior year primarily reflected the impacts of loan growth, specific reserves, loan downgrades, and charge-offs in our C&I and CRE loan portfolios, partially offset by the favorable impacts of an improved economic forecast, loan repayments, and loan sales in the C&I loan portfolio.

Non-compensation expenses, excluding the bank loan provision for credit losses, decreased $47 million, or 4%, primarily due to a decrease of $70 million, or 8%, in RJBDP fees paid to PCG, partially offset by higher expenses related to our growth. The Bank segment RJBDP fees paid to PCG and related revenues earned by the PCG segment are eliminated in consolidation.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis
Year ended September 30, 2024 compared to the year ended September 30, 2023

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Form 10-K for a discussion of our fiscal 2024 results compared to fiscal 2023.

RESULTS OF OPERATIONS – OTHER

This segment includes interest income on certain RJF corporate cash balances, our private equity investments, which predominantly consist of investments in third-party funds, certain other corporate investing activity, and certain corporate overhead costs of RJF that are not allocated to other segments, including the interest costs on our public debt, certain provisions for legal and regulatory matters, and certain acquisition-related expenses. For an overview of our Other segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

	Year ended September 30,			% change	
$ in millions	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Revenues:					
Interest income [1]	$ 139	$ 193	$ 147	(28)%	31 %
All other	7	6	9	17 %	(33)%
Total revenues	146	199	156	(27)%	28 %
Interest expense	(100)	(100)	(97)	— %	3 %
Net revenues	46	99	59	(54)%	68 %
Non-interest expenses:					
Compensation and benefits	147	104	95	41 %	9 %
All other	45	5	78	800 %	(94)%
Total non-interest expenses	192	109	173	76 %	(37)%
Pre-tax loss	$ (146)	$ (10)	$ (114)	(1,360)%	91 %

(1) Effective October 1, 2024, we updated our methodology for allocating interest income on certain cash balances to our segments, resulting in a reallocation of interest income from the Other segment to the PCG segment. Prior-year segment results have not been conformed to the current-year presentation.

Year ended September 30, 2025 compared to the year ended September 30, 2024

Pre-tax loss was $146 million compared with a pre-tax loss of $10 million in the prior year.

Net revenues decreased $53 million primarily due a decrease in interest income which reflected the impact of a decrease in short-term interest rates.

Non-interest expenses increased $83 million, or 76%, primarily due to higher compensation-related expenses in the current year, a net reserve release in the prior year related to legal and regulatory matters which did not reoccur in the current year, and higher acquisition-related expenses.

Year ended September 30, 2024 compared to the year ended September 30, 2023

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Form 10-K for a discussion of our fiscal 2024 results compared to fiscal 2023.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

STATEMENT OF FINANCIAL CONDITION ANALYSIS

The assets on our Consolidated Statements of Financial Condition consisted primarily of cash and cash equivalents, assets segregated for regulatory purposes and restricted cash (primarily segregated for the benefit of clients), receivables including bank loans, financial instruments held either for trading purposes or as investments, goodwill and identifiable intangible assets, and other assets. A significant portion of our assets were liquid in nature, providing us with flexibility in financing our business.

Total assets of $88.23 billion as of September 30, 2025 were $5.24 billion, or 6%, higher than our total assets as of September 30, 2024. Bank loans, net increased $5.57 billion primarily driven by increases in SBL, residential mortgage loans, and C&I loans. Cash and cash equivalents increased $391 million (see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Cash flows for more information). Loans to financial advisors, net also increased $300 million due to our recruiting activities. These increases were partially offset by a $1.37 billion decrease in available-for-sale securities primarily driven by net maturities.

As of September 30, 2025, our total liabilities of $75.73 billion were $4.40 billion, or 6%, higher than our total liabilities as of September 30, 2024. This increase was largely driven by a $2.89 billion increase in bank deposits and a $1.48 billion increase in senior notes payable due to the $1.5 billion issuance of senior notes in September 2025. Accrued compensation, commissions, and benefits also increased $278 million. These increases were partially offset by a $349 million decrease in other borrowings due to the redemption of our subordinated notes, as well as the maturity and repayment of certain FHLB borrowings.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital are essential to our business. Liquidity risk is the risk that the firm will be unable to meet expected or unexpected cash flow requirements, such as payments under long-term debt agreements, commitments to extend credit, and customer deposit withdrawals, while continuing to support its businesses and customers under a range of economic conditions.

The primary goal of our liquidity management activities is to ensure adequate funding and liquidity to conduct our business over a range of economic and market environments, including times of broader industry or market liquidity stress events. In times of market stress or uncertainty, we generally maintain higher levels of liquidity to ensure we have adequate funding to support our businesses and meet our clients' needs. We seek to manage capital levels to support execution of our business strategy, provide financial strength to our subsidiaries, and maintain sustained access to the capital markets, while at the same time meeting our regulatory capital requirements and conservative internal management targets.

Liquidity and capital resources are provided primarily through our business operations and financing activities. Our businesses generate substantially all of their own liquidity and funding needs. We have a contingency funding plan which would guide our actions if one or more of our businesses were to experience disruptions from normal funding and liquidity sources. These actions include reallocating client cash balances in the RJBDP from third-party banks to our bank subsidiaries thereby bringing those deposits onto our Consolidated Statements of Financial Condition, increasing our FHLB borrowings or borrowing from the Federal Reserve's discount window at our bank subsidiaries, accessing committed and uncommitted lines of credit at the parent or certain operating subsidiaries, or accessing capital markets.

We also have the ability to create additional sources of funding by developing new products to meet the financial needs of our clients, such as the ESP deposit offering and, from time to time, offering enhanced rates on certain RJBDP deposits. With each of our deposit offerings, we work to obtain sufficient liquidity to support our business operations while also maintaining a high level of FDIC insurance coverage for our clients.

Our financing activities could also include bank borrowings, collateralized financing arrangements, or additional capital raising activities under our "universal" shelf registration statement. We believe our existing assets, most of which can be readily monetized, together with funds generated from operations and available from committed and uncommitted financing facilities, provide adequate funds for continuing operations at current levels of activity in the short-term. We also believe that we will be able to continue to meet our long-term funding and liquidity requirements due to our strong financial position and ability to access capital from financial markets.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis
Liquidity and capital management

Senior management establishes our liquidity and capital management frameworks. Our liquidity and capital management frameworks are overseen by our Asset and Liability Committee, a senior management committee that develops and executes strategies and policies to manage our liquidity risk and interest rate risk, as well as provides oversight over the firm's investments. Our liquidity management framework is designed to ensure we have a sufficient amount of funding, even when funding markets experience stress. We manage the maturities and diversity of our funding across products and seek to maintain a diversified funding profile with an appropriate tenor, taking into consideration the characteristics and liquidity profile of our assets (e.g., the maturities of our available-for-sale securities portfolio). The liquidity management framework includes senior management's review of short- and long-term cash flow forecasts, monitoring of the availability of alternative sources of financing, and daily monitoring of liquidity in our significant subsidiaries. Our decisions on the allocation of resources to our business units consider, among other factors, projected profitability, cash flow, risk, future liquidity needs, and required capital levels. Our treasury department assists in evaluating, monitoring, and controlling the impact that our business activities have on our financial condition and liquidity, and also maintains our relationships with various lenders. The objective of our liquidity management framework is to support the successful execution of our business strategies while ensuring ongoing and sufficient funding and liquidity.

Our capital planning and capital risk management processes are governed by the Capital Planning Committee ("CPC"), a senior management committee that provides oversight on our capital planning and ensures that our strategic planning and risk management processes are integrated into the capital planning process. The CPC meets at least quarterly to review key metrics related to the firm's capital, such as debt structure and capital ratios; to analyze potential and emerging risks to capital; to oversee our annual firmwide capital stress test; and to propose capital actions to the Board of Directors, such as declaring dividends, repurchasing securities, and raising capital. To ensure that we have sufficient capital to absorb unanticipated losses, the firm adheres to capital risk appetite statements and tolerances set in excess of regulatory minimums, which are established by the CPC and approved by the Board of Directors. We conduct enterprise-wide capital stress testing to ensure that we maintain adequate capital to adhere to our established tolerances under multiple scenarios, including a stressed scenario.

Capital structure

Common equity (i.e., common stock, additional paid-in capital, and retained earnings) is the primary component of our capital structure. Common equity allows for the absorption of losses on an ongoing basis and for the conservation of resources during stress periods, as we have discretion on the amount and timing of dividends and other capital actions. Information about our common equity is included in the Consolidated Statements of Financial Condition, the Consolidated Statements of Changes in Shareholders' Equity, and Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K.

Under regulatory capital rules applicable to us as a bank holding company that has made an election to be a financial holding company, we are required to maintain minimum leverage ratios (defined as tier 1 capital divided by adjusted average assets), as well as minimum ratios of tier 1 capital, common equity tier 1 ("CET1") capital, and total capital to risk-weighted assets. These capital ratios incorporate quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under the regulatory capital rules and are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. We calculate these ratios in order to assess compliance with both regulatory requirements and internal capital policies. In order to maintain our ability to take certain capital actions, including dividends and common equity repurchases, and to make bonus payments, we must hold a capital conservation buffer above our minimum risk-based capital requirements. See Note 23 of the Notes to Consolidated Financial Statements of this Form 10-K for further information about our regulatory capital and related capital ratios.

We have classified all of our investments in debt securities as available-for-sale and have not classified any of our investments in debt securities as held-to-maturity. Accordingly, we account for our available-for-sale securities at fair value at each reporting date, with unrealized gains and losses, net of tax, included in AOCI. Current Basel III rules permit us to make an election to exclude most components of AOCI when calculating CET1 capital, tier 1 capital, and total capital. We have elected the AOCI opt-out for regulatory capital purposes and therefore exclude certain elements of AOCI, including gains/losses on our available-for-sale portfolio, from our capital calculations.

The following table presents the components of RJF's regulatory capital used to calculate the aforementioned regulatory capital ratios.

$ in millions	September 30, 2025	September 30, 2024
Common equity tier 1 capital/Tier 1 capital		
Common stock and related additional paid-in capital	$ 3,238	$ 3,253
Retained earnings	13,604	11,894
Treasury stock	(4,022)	(3,051)
Accumulated other comprehensive loss	(396)	(502)
Less: Goodwill and identifiable intangible assets, net of related deferred tax liabilities	(1,703)	(1,748)
Other adjustments	360	461
Common equity tier 1 capital	11,081	10,307
Preferred stock	79	79
Less: Tier 1 capital deductions	(4)	(3)
Tier 1 capital	11,156	10,383
Tier 2 capital		
Qualifying subordinated debt	—	99
Qualifying allowances for credit losses	531	519
Tier 2 capital	531	618
Total capital	$ 11,687	$ 11,001

The following table presents RJF's risk-weighted assets by exposure type used to calculate the aforementioned regulatory capital ratios.

$ in millions	September 30, 2025	September 30, 2024
Credit risk-weighted assets:		
On-balance sheet assets:		
Corporate exposures	$ 20,621	$ 19,118
Exposures to sovereign and government-sponsored entities [1]	1,287	1,611
Exposures to depository institutions, foreign banks, and credit unions	2,076	2,009
Exposures to public-sector entities	569	621
Residential mortgage exposures	5,193	4,760
Statutory multi-family mortgage exposures	214	213
High volatility commercial real estate exposures	45	83
Past due loans	341	284
Equity exposures	567	706
Securitization exposures	116	134
Other assets	10,651	9,894
Off-balance sheet:		
Standby letters of credit	154	83
Commitments with original maturity of one year or less	180	181
Commitments with original maturity greater than one year	2,819	2,415
Over-the-counter derivatives	230	284
Other off-balance sheet items	480	429
Total credit risk-weighted assets	45,543	42,825
Market risk-weighted assets	2,887	2,800
Total standardized risk-weighted assets	$ 48,430	$ 45,625

(1) Exposure is predominantly to the U.S. government and its agencies.

Cash flows

Cash and cash equivalents (excluding amounts segregated for regulatory purposes and restricted cash) of $11.39 billion at September 30, 2025 increased $391 million compared with September 30, 2024. The increase in cash and cash equivalents primarily resulted from an increase in bank deposits, net income, proceeds from the issuance of $1.5 billion of senior notes, and net maturities of available-for-sale securities during the year. These increases were partially offset by net investments in bank loans, common stock repurchases, dividends paid on our common and preferred stock, net loans provided to financial advisors, and the repayment of certain FHLB borrowings and our subordinated notes during the year.

Sources of liquidity

RJF corporate cash of $3.67 billion as of September 30, 2025, included cash and cash equivalents held directly at the parent company as well as cash loaned by the parent company to RJ&A. As of September 30, 2025, RJF had loaned $1.40 billion to RJ&A (such amount is included in the RJ&A cash balance in the following table), which RJ&A has invested on behalf of RJF in cash and cash equivalents or otherwise deployed in its normal business activities.

The following table presents our holdings of cash and cash equivalents.

$ in millions	September 30, 2025
RJF	$ 2,296
TriState Capital Bank	3,112
RJ&A	2,654
Raymond James Bank	1,851
RJ Ltd.	516
Raymond James Trust Company of New Hampshire	135
Raymond James Capital Services, LLC	132
Raymond James Wealth Management Limited [1]	131
Raymond James Financial Services, Inc.	116
Raymond James Investment Management	109
Other subsidiaries	337
Total cash and cash equivalents	$ 11,389

(1) Effective July 1, 2025, Charles Stanley & Co. Limited changed its legal name to Raymond James Wealth Management Limited ("RJWM").

RJF maintained depository accounts at Raymond James Bank and TriState Capital Bank totaling $302 million as of September 30, 2025. The portion of this total that was available on demand without restrictions, which amounted to $270 million as of September 30, 2025, is reflected in the RJF cash balance and excluded from Raymond James Bank's cash balance in the preceding table.

A large portion of the cash and cash equivalents balances at our non-U.S. subsidiaries, including RJ Ltd. and RJWM, was held to meet regulatory requirements and was not available for use by the parent as of September 30, 2025.

In addition to the cash balances described, we have various other potential sources of cash available to the parent company from subsidiaries, as described in the following section.

Liquidity available from subsidiaries

Liquidity is principally available to RJF from RJ&A and Raymond James Bank.

Certain of our broker-dealer subsidiaries are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. As a member firm of FINRA, RJ&A is subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which RJ&A has elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1.5 million or 2% of aggregate debit items arising from client balances. In addition, covenants in RJ&A's committed financing arrangements require its net capital to be a minimum of 10% of aggregate debit items. At September 30, 2025, RJ&A significantly exceeded the minimum regulatory requirements, the covenants in its financing arrangements pertaining to net capital, as well as its internally-targeted net capital tolerances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements which may result in RJ&A

limiting dividends it would otherwise remit to RJF. We evaluate regulatory requirements, loan covenants and certain internal tolerances when determining the amount of liquidity available to RJF from RJ&A.

Our bank subsidiaries may pay dividends to RJF without prior approval of their regulators as long as the dividends do not exceed the sum of their current calendar year and the previous two calendar years' retained net income, and they maintain their targeted regulatory capital ratios, among other restrictions. Dividends paid to RJF from our bank subsidiaries may be limited to the extent that capital is needed to support balance sheet growth or as part of our liquidity and capital management activities.

If necessary, RJF can also access additional liquidity, largely without regulatory preapproval, from certain other subsidiaries that generally do not serve as regular sources of dividend distributions to the parent.

Borrowings and financing arrangements

Financing arrangements

We have various financing arrangements in place with third-party lenders that allow us the flexibility to borrow funds on a secured or unsecured basis to meet our liquidity needs. We generally utilize these financing arrangements to finance a portion of our fixed income trading instruments held by RJ&A or for cash management purposes. Our ability to borrow under these arrangements is dependent upon compliance with the conditions in our various loan agreements and, in the case of secured borrowings, collateral eligibility requirements.

In September 2025, we amended our revolving credit facility agreement, a committed unsecured line of credit under which both RJ&A and RJF have the ability to borrow. The amended agreement extended the term to September 2030, increased the borrowing capacity to $1 billion, and decreased the applicable rate by which interest is calculated, generally resulting in a decrease of 12.5 basis points across all borrowing scenarios. We had no such borrowings outstanding under this facility as of September 30, 2025. See our discussion of the Credit Facility in Note 15 of the Notes to Consolidated Financial Statements of this Form 10-K.

In addition to our Credit Facility, we have various uncommitted financing arrangements with third-party lenders, which are in the form of secured lines of credit, secured bilateral repurchase agreements, or unsecured lines of credit. Our uncommitted secured financing arrangements generally require us to post collateral in excess of the amount borrowed and are generally collateralized by RJ&A-owned securities or by securities that we have received as collateral under reverse repurchase agreements (i.e., securities purchased under agreements to resell). As of September 30, 2025, we had outstanding borrowings under three uncommitted secured borrowing arrangements out of a total of 14 uncommitted financing arrangements (nine uncommitted secured and five uncommitted unsecured). However, lenders are generally under no contractual obligation to lend to us under uncommitted credit facilities. See Notes 6 and 15 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding these borrowings.

Our borrowings on uncommitted secured financing arrangements, which were in the form of repurchase agreements in RJ&A, were included in "Collateralized financings" on our Consolidated Statements of Financial Condition. The average daily balance outstanding during the five most recent quarters, the maximum month-end balance outstanding during the quarter and the period-end balances for repurchase agreements and reverse repurchase agreements are detailed in the following table.

	Repurchase transactions			Reverse repurchase transactions		
For the quarter ended: *($ in millions)*	**Average daily balance outstanding**	**Maximum month-end balance outstanding during the quarter**	**End of period balance outstanding**	**Average daily balance outstanding**	**Maximum month-end balance outstanding during the quarter**	**End of period balance outstanding**
September 30, 2025	$ 280	$ 325	$ 325	$ 261	$ 302	$ 302
June 30, 2025	$ 273	$ 315	$ 228	$ 211	$ 210	$ 210
March 31, 2025	$ 273	$ 299	$ 205	$ 268	$ 305	$ 215
December 31, 2024	$ 344	$ 345	$ 307	$ 318	$ 330	$ 267
September 30, 2024	$ 344	$ 402	$ 402	$ 337	$ 413	$ 413

Other borrowings and collateralized financings

We had $700 million in FHLB borrowings outstanding at September 30, 2025, comprised of floating-rate and fixed-rate advances. The interest rates on our floating-rate advances are based on SOFR. We use interest rate swaps to manage the risk of increases in interest rates associated with our floating-rate FHLB advances by converting the balances subject to variable interest rates to a fixed interest rate.

We pledge certain of our bank loans and available-for-sale securities with the FHLB as security for both the repayment of certain borrowings and to secure capacity for additional borrowings as needed. As of September 30, 2025, we had $9.6 billion in immediate credit available from the FHLB based on the collateral pledged. See Notes 6 and 15 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding bank loans and available-for-sale securities pledged with the FHLB and for additional information on our FHLB borrowings, including the related maturities and interest rates.

As member banks, our bank subsidiaries have access to the Federal Reserve's discount window and may have access to other lending programs that may be established by the Federal Reserve in unusual and exigent circumstances. As of September 30, 2025, our bank subsidiaries had pledged certain bank loans with the Federal Reserve and had $15.1 billion in immediate credit available from the FRB based on collateral pledged. See Note 6 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding our assets pledged with the FRB.

A portion of our fixed income transactions are cleared through a third-party clearing organization, which provides financing for the purchase of trading instruments to support such transactions. The amount of financing is based on the amount of trading inventory financed, as well as any deposits held at the clearing organization. Amounts outstanding under this financing arrangement are collateralized by a portion of our trading inventory and accrue interest based on market rates. While we had borrowings outstanding as of September 30, 2025, the clearing organization is under no contractual obligation to lend to us under this arrangement.

On August 15, 2025, we redeemed all subordinated notes, pursuant to the applicable indenture provisions. The subordinated notes were redeemed at their principal amount of $98 million, plus accrued and unpaid interest, utilizing cash on hand. See Note 15 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding these borrowings.

We may act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one counterparty and then lend them to another counterparty. Where permitted, we have also loaned securities owned by clients or the firm to broker-dealers and other financial institutions. We account for each of these types of transactions as collateralized agreements and financings, with the outstanding balance of $786 million as of September 30, 2025 related to the securities loaned included in "Collateralized financings" on our Consolidated Statements of Financial Condition of this Form 10-K. See Notes 2 and 6 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on our collateralized agreements and financings.

Senior notes payable

On September 11, 2025, to secure financing during a period of favorable market conditions characterized by tight credit spreads and attractive benchmark yields, we issued $1.5 billion in senior notes, consisting of $650 million in aggregate principal amount of 4.90% senior notes due September 2035 and $850 million in aggregate principal amount of 5.65% senior notes due September 2055 in a registered underwritten public offering. As of September 30, 2025, after the issuance of the aforementioned notes, we had aggregate outstanding senior notes payable of $3.52 billion, which, exclusive of any unaccreted premiums or discounts and debt issuance costs, was comprised of $500 million par 4.65% senior notes due April 2030, $650 million par 4.90% senior notes due September 2035, $800 million par 4.95% senior notes due July 2046, $750 million par 3.75% senior notes due April 2051, and $850 million par 5.65% senior notes due September 2055. At September 30, 2025, estimated future contractual interest payments on our senior notes were approximately $3.44 billion, of which $171 million is payable in fiscal 2026, with the remainder extending through fiscal 2055. See Note 16 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on our senior notes payable.

Credit ratings

Our issuer, senior long-term debt, and preferred stock credit ratings as of the most current report are detailed in the following table. In connection with our 2025 senior notes issuance, the rating agencies affirmed our current credit ratings for the newly issued debt.

	Credit Rating		
	Fitch Ratings, Inc.	**Moody's**	**Standard & Poor's Ratings Services**
Issuer and senior long-term debt:			
Rating	A-	A3	A-
Outlook	Stable	Stable	Stable
Last rating action	Affirmed	Affirmed	Affirmed
Date of last rating action	April 2025	March 2025	February 2025
Preferred stock:			
Rating	BB+	Baa3 (hyb)	Not rated
Last rating action	Affirmed	Affirmed	N/A
Date of last rating action	April 2025	March 2025	N/A

Our current credit ratings depend upon a number of factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trends and volatility, balance sheet composition, liquidity and liquidity management, capital structure, overall risk management, business diversification and market share, and competitive position in the markets in which we operate. Deterioration in any of these factors could impact our credit ratings. Any rating downgrades could increase our costs in the event we were to obtain additional financing.

Should our credit rating be downgraded prior to a public debt offering, it is probable that we would have to offer a higher rate of interest to bond investors. A downgrade to below investment grade may make a public debt offering difficult to execute on terms we would consider to be favorable. A downgrade below investment grade could result in the termination of certain derivative contracts and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on our derivative instruments in liability positions. A credit downgrade could damage our reputation and result in certain counterparties limiting their business with us, result in negative comments by analysts, potentially negatively impact investors' and/or clients' perception of us, cause clients to withdraw bank deposits that exceed FDIC insurance limits from our bank subsidiaries, and cause a decline in our stock price. None of our borrowing arrangements contains a condition or event of default related to our credit ratings. However, a credit downgrade would result in the firm incurring a higher facility fee on the Credit Facility, in addition to triggering a higher interest rate applicable to any borrowings outstanding on that line as of and subsequent to such downgrade. Conversely, an improvement in RJF's current credit rating could have a favorable impact on the facility fee, as well as the interest rate applicable to any borrowings on such line.

Other sources and uses of liquidity

We have corporate-owned life insurance policies which are utilized to fund certain non-qualified deferred compensation plans and other employee benefit plans. Certain of our non-qualified deferred compensation plans and other employee benefit plans are employee-directed (i.e., the participant chooses investment portfolio benchmarks) while others are company-directed. Of the corporate-owned life insurance policies which fund these plans, certain policies could be used as a source of liquidity for the firm. Those policies against which we could readily borrow had a cash surrender value of $1.35 billion as of September 30, 2025, comprised of $939 million related to employee-directed plans and $410 million related to company-directed plans, and we were able to borrow up to 90%, or $1.21 billion, of the September 30, 2025 total without restriction. To effect any such borrowing, the underlying investments would be converted to money market investments, therefore requiring us to take market risk related to the employee-directed plans. There were no borrowings outstanding against any of these policies as of September 30, 2025.

On May 8, 2024, we filed a "universal" shelf registration statement with the SEC pursuant to which we can issue debt, equity and other capital instruments if and when necessary or perceived by us to be opportune. Subject to certain conditions, this registration statement will be effective through May 8, 2027.

We purchase our own common stock from time to time in conjunction with a number of activities, which are described in further detail in Note 19 and "Part II - Item 5 - Market for registrant's common equity, related shareholder matters and issuer purchases of equity securities" of this Form 10-K. In periods where our capital and liquidity position are strong, and subject to our Board of Directors' common stock repurchase authorization limit, we may purchase higher quantities of our shares on a more consistent basis than we have historically as part of our capital deployment strategies.

On October 14, 2025, we announced we had reached an agreement to acquire a majority stake in GreensLedge Holdings LLC ("GreensLedge"), a boutique investment bank specializing in structured credit and securitization. The transaction, which is subject to the satisfaction of customary closing conditions, including regulatory approvals, is currently expected to close in our fiscal 2026. The acquisition of GreensLedge will add securitization and advisory capabilities to our existing fixed income operations. We currently have the ability to utilize our cash on hand to fund the acquisition. GreensLedge will operate within our Capital Markets segment upon completion of the acquisition.

As part of our ongoing operations, we also enter into contractual arrangements that may require future cash payments, including certificates of deposit, lease obligations and other contractual arrangements, such as for software licenses and various services. See Notes 13 and 14 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our lease obligations and certificates of deposit, respectively. We have entered into investment commitments, lending commitments, and other commitments to extend credit for which we are unable to reasonably predict the timing of future payments. See Note 18 of the Notes to Consolidated Financial Statements of this Form 10-K for further information.

REGULATORY

Refer to the discussion of the regulatory environment in which we operate and the impact on our operations of certain rules and regulations in "Item 1 - Business - Regulation" of this Form 10-K.

RJF and many of its subsidiaries are each subject to various regulatory capital requirements. As of September 30, 2025, all of our active regulated domestic and international subsidiaries had net capital in excess of minimum requirements. In addition, RJF, Raymond James Bank, and TriState Capital Bank were categorized as "well-capitalized" as of September 30, 2025. The maintenance of certain risk-based and other regulatory capital levels could influence various capital allocation decisions impacting one or more of our businesses. However, due to the current capital position of RJF and its regulated subsidiaries, we do not anticipate these capital requirements will have a negative impact on our future business activities. See Note 23 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on regulatory capital requirements.

RJF and certain of its subsidiaries are subject to regular reviews and inspections by regulatory authorities and SROs. In addition, regulatory agencies and SROs institute investigations from time to time into industry practices, among other things. For example, beginning in August 2024, the SEC's Division of Enforcement requested information regarding our practices related to cash sweep programs for investment advisory clients and is reportedly conducting similar reviews at other financial institutions. The firm has been cooperating with this inquiry. In addition, in August 2024 and December 2024, a total of three putative class action lawsuits were filed in federal district court alleging, among other things, that the firm breached its fiduciary duties or agreements with regard to rates paid to clients in our cash sweep programs. All three cases were subsequently consolidated, but on July 24, 2025, the plaintiff in one of the three lawsuits voluntarily dismissed all of their claims without prejudice. We intend to vigorously defend against the claims asserted by the remaining named plaintiffs.

The SEC adopted final rules mandating central clearing of cash, repurchase, and reverse repurchase transactions in U.S. Treasuries. In February 2025, the SEC extended the compliance dates for these rules by one year to December 2026 for cash market transactions and to June 2027 for repurchase and reverse repurchase transactions. We are actively working to update our business practices to align with the new requirements and do not expect the rule to have a material impact on our financial position.

In December 2024, the SEC adopted a final rule amending SEC Rules 15c3-3, the Customer Protection rule, and 15c3-1, the Net Capital rule. These amendments will require large clearing/carrying broker-dealers, including RJ&A, to compute customer and Proprietary Account of Broker-dealer reserve requirements and make any required reserve account deposits daily rather than the current weekly requirement. In June 2025, the SEC extended the compliance date for this rule by six months to June 30, 2026. We are prepared to comply with the rule as of its effective date and do not expect it to have a material impact on our financial position.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law, enacting significant changes to the U.S. tax code. Among its many provisions, those with the largest impact on our firm include the restoration of accelerated depreciation provisions (i.e., bonus depreciation), immediate expensing for domestic research and development costs (reversing prior amortization requirements), modifications to certain U.S. international tax provisions enacted under the 2017 Tax Cuts and Jobs Act, a new limitation on charitable contributions whereby deductions will only be permitted for amounts exceeding 1% of taxable income, and the eventual phaseout of certain renewable energy tax credit programs. The changes to renewable energy programs do not impact tax credits applicable to our existing renewable energy equity investments. The accelerated depreciation provisions were effective for the year ended September 30, 2025 and did not have a material impact on our financial position, results of operations, or effective income tax rate. We do not expect the remaining provisions, which have varying effective dates, to have a material impact on our effective tax rate.

In August 2023, Raymond James Investment Services Limited, one of our U.K. subsidiaries, agreed to a Voluntary Application for Imposition of Requirements ("VREQ") with the FCA that prohibits the onboarding of new branches or financial advisors without the prior consent of the FCA. This VREQ has not had a material impact on our consolidated results of operations, and we do not expect it to have a material impact in the future.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with GAAP, which require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting period. Management has established detailed policies and control procedures intended to ensure the appropriateness of such estimates and assumptions and their consistent application from period to period. For a description of our significant accounting policies, see Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K.

Due to their nature, estimates involve judgment based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements. Therefore, understanding these critical accounting estimates is important in understanding our reported results of operations and financial position. We believe that of our accounting estimates and assumptions, those described in the following sections involve a high degree of judgment and complexity.

Loss provisions

Allowance for credit losses

We evaluate certain of our financial assets, including bank loans, to estimate an allowance for credit losses based on expected credit losses over a financial asset's lifetime. The remaining life of our financial assets is determined by considering contractual terms and expected prepayments, among other factors. We use multiple methodologies in estimating an allowance for credit losses and our approaches differ by type of financial asset and the risk characteristics within each financial asset type. Our estimates are based on ongoing evaluations of our financial assets, the related credit risk characteristics, and the overall economic and environmental conditions affecting the financial assets. Our process for determining the allowance for credit losses includes a complex analysis of several quantitative and qualitative factors requiring significant management judgment due to matters that are inherently uncertain. This uncertainty can produce volatility in our allowance for credit losses. In addition, the allowance for credit losses could be insufficient to cover actual losses. In such an event, any losses in excess of our allowance would result in a decrease in our net income, as well as a decrease in the level of regulatory capital.

We generally estimate the allowance for credit losses on bank loans using credit risk models which incorporate relevant available information from internal and external sources relating to past events, current conditions, and, most notably, reasonable and supportable economic forecasts. After testing the reasonableness of a variety of economic forecast scenarios, each model is run using a single forecast scenario selected for each model. Our forecasts incorporate assumptions related to macroeconomic indicators including, but not limited to, U.S. gross domestic product, equity market indices, unemployment rates, and commercial real estate and residential home price indices.

To demonstrate the sensitivity of credit loss estimates on our bank loan portfolio to macroeconomic forecasts, we compared our modeled estimates under the base case economic scenario used to estimate the allowance for credit losses as of September 30, 2025 to what our estimate would have been under a downside case scenario and an upside case scenario, without considering any offsetting effects in the qualitative component of our allowance for credit losses. As of September 30, 2025, use of the downside case scenario would have resulted in an increase of approximately $170 million in the quantitative portion of our allowance for credit losses on bank loans, while the use of the upside case scenario would have resulted in a reduction of approximately $25 million in the quantitative portion of our allowance for credit losses on bank loans. These hypothetical outcomes reflect the relative sensitivity of the modeled portion of our allowance estimate to macroeconomic forecasted scenarios but do not consider any potential impact qualitative adjustments could have on the allowance for credit losses in such environments. Qualitative adjustments could either increase or decrease modeled loss estimates calculated using an alternative economic scenario assumption. Further, such sensitivity calculations do not necessarily reflect the nature and extent of future changes in the related allowance for a number of reasons including: (1) management's predictions of future economic trends and relationships among the scenarios may differ from actual events; and (2) management's application of subjective measures to modeled results through the qualitative portion of the allowance for credit losses when appropriate. The downside case scenario utilized in this hypothetical sensitivity analysis assumes a moderate recession. To the extent macroeconomic conditions worsen beyond those assumed in this downside case scenario, we could incur provisions for credit losses significantly in excess of those estimated in this analysis.

See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our allowance for credit losses related to bank loans as of September 30, 2025.

Loss provisions for legal and regulatory matters

The recorded amount of liabilities related to legal and regulatory matters is subject to significant management judgment. For a description of the significant estimates and judgments associated with establishing such accruals, see the "Contingent liabilities" section of Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K. In addition, refer to Note 18 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding legal and regulatory matters contingencies as of September 30, 2025.

ACCOUNTING STANDARDS UPDATE

In December 2023, the FASB issued amended guidance related to disclosures for income taxes (ASU 2023-09). The amendment requires a public entity to enhance its existing annual tabular reconciliation of its statutory income tax rate to its effective tax rate, with certain reconciling items at or above 5% of the applicable statutory income tax rate broken out by nature and/or jurisdiction. The guidance also requires an entity to disclose income taxes paid (net of refunds received), disaggregated by federal, state, and foreign taxes, and net amounts paid to an individual jurisdiction when they represent 5% or more of the total income taxes paid. This new guidance is effective for annual periods beginning in our fiscal 2026 with early adoption permitted, although we do not plan to early adopt. This guidance will be applied on a prospective basis with retrospective application permitted. Since this amendment only requires additional disclosures, adoption of this ASU will not have an impact on our financial condition, results of operations, or cash flows.

In November 2024, the FASB issued amended guidance related to disclosure of disaggregated expenses (ASU 2024-03). This amendment requires public business entities to provide detailed disclosures in the notes to financial statements disaggregating specific expense categories, including employee compensation, depreciation, and intangible asset amortization, as well as certain other disclosures to provide enhanced transparency into the nature and function of expenses. This new guidance is effective for annual periods beginning in our fiscal 2028 and interim periods beginning in our fiscal first quarter of 2029 with early adoption permitted, although we do not plan to early adopt. This guidance will be applied on a prospective basis with retrospective application permitted. Since this amendment only requires additional disclosures, adoption of this ASU will not have an impact on our financial condition, results of operations, or cash flows.

In September 2025, the FASB issued amended guidance related to capitalization of internal-use software costs (ASU 2025-06). This amendment eliminates references to sequential software development stages and requires capitalization of internal-use software costs once management has authorized and committed to funding the software project and when the probability that the project will be completed and the software will be used to perform the function intended is evident. This new guidance is effective for annual and interim periods beginning in our fiscal 2029 with early adoption permitted. This guidance will be applied using a prospective transition approach, with a modified retrospective or full retrospective transition approach permitted. Since the capitalization of internal-use software costs generally will not change significantly for most types of software under the amendments in this guidance, we do not expect adoption of this ASU to have a material impact on our financial condition or results of operations.

In November 2025, the FASB issued amended guidance related to the accounting for purchased loans (ASU 2025-08). Under this new guidance, loans acquired without credit deterioration and deemed "seasoned" will be considered purchased seasoned loans and accounted for using the gross-up approach at acquisition (i.e., record the loan at its purchase price and separately record an allowance for expected credit losses). Seasoned loans include all loans acquired in a business combination, that do not have "more-than-insignificant" deterioration of credit quality since origination, as well as loans purchased at least 90 days after origination, where the purchaser was not involved in the origination of the loans. This new guidance is effective for annual and interim periods beginning in our fiscal 2028 with early adoption permitted. This guidance will be applied using a prospective transition approach. We are evaluating the impact the adoption of this ASU will have on our financial condition and results of operations.

See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding accounting guidance adopted during the year ended September 30, 2025.

RISK MANAGEMENT

Risks are an inherent part of our business and activities and, as a result, we are subject to various uncertainties that may impact our strategic objectives, operations, and financial results. Management of risk is critical to our fiscal soundness and profitability. Our risk management framework is comprised of common principles and standards for the management and control of risks that align with our culture and risk appetite. This framework allows for identification, assessment, monitoring, reporting, and control of various risks, with associates, including senior management, playing an active role in support of this framework.

The principal risks related to our business activities are market, credit, liquidity, operational, model, and compliance.

Governance

Risk oversight and decision-making are supported by a formalized risk governance structure in addition to a three lines of risk management model. Our Board of Directors, including its Risk Committee and Audit Committee, is responsible for the review and approval of the risk management framework and receives regular updates on risks identified including the assessment, monitoring, and reporting of those risks and related issues. The Board of Directors, including its Risk Committee and Audit Committee, assists in articulating the firm's risk appetite. The RJF Enterprise Risk Management Committee is the senior management-level committee responsible for risk oversight and is supported by additional risk-specific committees. These committees support effective risk governance by providing a forum for communication, escalation, and risk remediation with representation across all lines of risk management. Our first line of risk management, which includes all of our businesses, owns its risks and is responsible for identifying, mitigating, and escalating risks arising from its day-to-day activities. The second line of risk management, which includes Compliance and Risk Management, advises our client-facing businesses and other first-line functions in identifying, assessing, and mitigating risk. The second line of risk management tests and monitors the effectiveness of controls, as deemed necessary, and escalates risks when appropriate to senior management and the Board of Directors. The third line of risk management, Internal Audit, independently reviews activities conducted by the previous lines of risk management to assess their management and mitigation of risk, providing additional assurance to the Board of Directors and senior management, with a view toward enhancing our oversight, management, and mitigation of risk. Our legal department provides legal advice and guidance to each of these three lines of risk management.

Market risk

Market risk is our risk of loss resulting from the impact of changes in market prices on our trading inventory, derivatives, and investment positions. We have exposure to market risk primarily through our broker-dealer trading operations and our banking operations. Through our broker-dealer subsidiaries, we trade fixed income and, to a lesser extent, equity securities and maintain trading inventories to ensure availability of securities to facilitate client transactions. Inventory levels may fluctuate daily as a result of client demand. Within our banking operations, we hold investments in an available-for-sale securities portfolio, and from time to time may hold Small Business Administration ("SBA") loan securitizations not yet sold. Our primary market risks relate to interest rates, credit spreads, equity prices, and foreign exchange rates. Interest rate risk results from changes in levels of interest rates, the volatility of interest rates and mortgage prepayment speeds. Credit spread risk results from change in the market perception of the credit quality of issuers, which can affect the value of credit sensitive instruments such as corporate bonds, municipal bonds, and structured products. Equity risk results from changes in prices of equity securities. Foreign exchange risk results from changes in spot prices, forward prices, and volatility of foreign exchange rates. See Notes 2, 3, 4, and 5 of the Notes to Consolidated Financial Statements of this Form 10-K for fair value and other information regarding our trading inventories, available-for-sale securities, and derivative instruments.

We regularly enter into underwriting commitments and, as a result, we may be subject to market risk on any unsold securities issued in the offerings to which we are committed. Risk exposure is controlled by limiting our participation, the transaction size, or through the syndication process.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

Market Risk Management is responsible for measuring, monitoring, and reporting market risks associated with the firm's trading and derivative portfolios. While Market Risk Management maintains ongoing communication with the revenue-generating business units, it is independent of such units.

Trading activities

We are exposed to market risk, primarily related to interest rate risk, as a result of our trading inventory (primarily comprised of fixed income financial instruments) in our Capital Markets segment. Changes in the value of our trading inventory may result from fluctuations in interest rates, credit spreads, equity prices, macroeconomic factors, investor expectations or risk appetites, liquidity, as well as dynamic relationships between these factors. We actively manage interest rate risk arising from our fixed income trading inventory through the use of hedging strategies utilizing U.S. Treasuries, exchange traded funds, futures contracts, liquid spread products, and derivatives.

We are also exposed to equity price risk as a result of our capital markets activities. Our broker-dealer activities are generally client-driven, and we hold equity securities as part of our trading inventory to facilitate such activities, although the amounts are not as significant as our fixed income trading inventory.

Our primary method for controlling risks within trading inventories is through the use of dollar-based and exposure-based limits. A hierarchy of limits exists at multiple levels, including firm, business unit, desk (e.g., for equities, corporate bonds, municipal bonds), product sub-type (e.g., below-investment-grade positions) and issuer concentration. For derivative positions, which are primarily comprised of interest rate swaps, we have established sensitivity-based and foreign exchange spot limits. Trading positions and derivatives are monitored against these limits through daily reports that are distributed to senior management. During volatile markets, we may temporarily reduce limits and/or choose to pare our trading inventories to reduce risk.

We monitor Value-at-Risk ("VaR") for all of our trading portfolios on a daily basis for risk management purposes and as a result of applying the Fed's Market Risk Rule ("MRR") for the purpose of calculating our capital ratios. The MRR, also known as the "Risk-Based Capital Guidelines: Market Risk" rule released by the Fed, the OCC, and the FDIC, requires us to calculate VaR for all of our trading portfolios, including fixed income, equity, derivatives, and foreign exchange instruments. VaR is an appropriate statistical technique for estimating potential losses in trading portfolios due to typical adverse market movements over a specified time horizon with a suitable confidence level. However, there are inherent limitations to utilizing VaR including: historical movements in markets may not accurately predict future market movements; VaR does not take into account the liquidity of individual positions; VaR does not estimate losses over longer time horizons; and extended periods of one-directional markets potentially distort risks within the portfolio. In addition, should markets become more volatile, actual trading losses may exceed VaR results presented on a single day and might accumulate over a longer time horizon. As a result, management complements VaR with sensitivity analysis and stress testing and employs additional controls such as a daily review of trading results, review of aged inventory, independent review of pricing, monitoring of concentrations, and review of issuer ratings.

To calculate VaR, we use models that incorporate historical simulation. This approach assumes that historical changes in market conditions, such as in interest rates and equity prices, are representative of future changes. Simulation is based on daily market data for the previous twelve months. VaR is reported at a 99% confidence level for a one-day time horizon. Assuming that future market conditions change as they have in the past twelve months, we would expect to incur losses greater than those predicted by our one-day VaR estimates about once every 100 trading days, or two to three times per year on average. The VaR model is independently reviewed by our Model Risk Management function. See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management - Model risk" of this Form 10-K for further information.

The modeling of the risk characteristics of trading positions involves a number of assumptions and approximations that management believes to be reasonable. However, there is no uniform industry methodology for estimating VaR, and different assumptions or approximations could produce materially different VaR estimates. As a result, VaR results are more reliable when used as indicators of risk levels and trends within a firm than as a basis for inferring differences in risk-taking across firms.

72

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Management's Discussion and Analysis

The following table sets forth the high, low, period-end and average daily one-day VaR for all of our trading portfolios, including fixed income and equity instruments, and for our derivatives for the periods and dates indicated.

| | Year ended September 30, 2025 | | Period-end VaR | | | Year ended September 30, | |
| | High | Low | September 30, 2025 | September 30, 2024 | | 2025 | 2024 |
$ in millions					$ in millions		
Daily VaR	$ 6	$ 1	$ 3	$ 2	Average daily VaR	$ 3	$ 2

Our daily VaR reached a high of $6 million on one day due to positions held to support our underwriting activities.

We perform daily back-testing procedures for our VaR model, as defined by the Fed's MRR, whereby we compare each day's projected VaR to its regulatory-defined daily trading losses, which exclude fees, commissions, reserves, net interest income, and intraday trading. Regulatory-defined daily trading losses are used to evaluate the performance of our VaR model and are not comparable to our actual daily net revenues. Based on these daily "ex ante" versus "ex post" comparisons, we determine whether the number of times that regulatory-defined daily trading losses exceed VaR is consistent with our expectations at a 99% confidence level. During the year ended September 30, 2025, our regulatory-defined daily losses in our trading portfolios exceeded our predicted VaR on three occasions primarily due to heightened market volatility in early April 2025 driven by economic uncertainties surrounding the potential impacts of changes in international trade policy.

Separately, RJF provides additional market risk disclosures to comply with the MRR, including 10-day VaR and 10-day Stressed VaR, which are available on our website at https://www.raymondjames.com/investor-relations/financial-information/filings-and-reports within "Other Reports and Information."

Banking operations

Our Bank segment maintains an interest-earning asset portfolio that is comprised of cash, SBL, C&I loans, CRE loans, REIT loans, residential mortgage loans, and tax-exempt loans, as well as an available-for-sale securities portfolio. These interest-earning assets are primarily funded by client deposits. Based on the current asset portfolio, our banking operations are subject to interest rate risk. We analyze interest rate risk based on forecasted net interest income, which is the net amount of interest received and interest paid, and the net portfolio valuation, both across a range of interest rate scenarios.

One of the objectives of our Asset and Liability Committee is to manage the sensitivity of net interest income to changes in market interest rates. This committee uses several measures to monitor and limit interest rate risk in our banking operations, including scenario analysis and economic value of equity ("EVE"). We utilize hedging strategies using interest rate swaps in our banking operations as a component of our asset and liability management process. For additional information regarding this hedging strategy, see Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K. We also manage interest rate risk as part of our liquidity management framework. See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources" of this Form 10-K for additional information.

To ensure that we remain within the tolerances established for net interest income, a sensitivity analysis of net interest income to interest rate conditions is estimated under a variety of scenarios. We use simulation models and estimation techniques to assess the sensitivity of net interest income to movements in interest rates. The model estimates the sensitivity by calculating interest income and interest expense in a dynamic balance sheet environment using current repricing, prepayment, and reinvestment of cash flow assumptions over a 12-month time horizon. Assumptions used in the model include interest rate movement, the slope of the yield curve, and balance sheet composition and growth. The model also considers interest rate-related risks such as pricing spreads, pricing of client cash accounts, including deposit betas, and prepayments. Various interest rate scenarios are modeled in order to determine the effect those scenarios may have on net interest income.

The following table is an analysis of our banking operations' estimated net interest income over a 12-month period based on instantaneous shifts in interest rates (expressed in basis points) using our previously described asset/liability model, which assumes a dynamic balance sheet. While not presented, additional rate scenarios are performed, including interest rate ramps and yield curve shifts that may more realistically mimic the speed of potential interest rate movements. We also perform simulations on time horizons of up to five years to assess longer-term impacts to various interest rate scenarios. On a quarterly basis, we test expected model results to actual performance. Additionally, any changes made to key assumptions in the model are documented and approved by the Asset and Liability Committee.

Instantaneous changes in rate [1]	Net interest income (\$ in millions)	Projected change in net interest income
+200	\$1,898	3%
+100	\$1,891	2%
0	\$1,846	—%
-100	\$1,765	(4)%
-200	\$1,661	(10)%

(1) Our 0-basis point scenario was based on interest rates as of September 30, 2025 and did not include the impact of the Fed's October 2025 decrease in short-term interest rates.

The preceding table does not include the impacts of an instantaneous change in interest rates on net interest income on assets and liabilities outside of our banking operations or on our RJBDP fees from third-party banks, which are also sensitive to changes in interest rates and are included in "Account and service fees" on our Consolidated Statements of Income and Comprehensive Income. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net interest analysis" of this Form 10-K for additional information on our net interest income.

We have classified all of our investments in debt securities in our banking operations as available-for-sale and have not classified any of our investments in debt securities as held-to-maturity. In our available-for-sale securities portfolio, we hold primarily fixed-rate agency-backed MBS, agency-backed CMOs, and U.S. Treasuries, which are carried at fair value on our Consolidated Statements of Financial Condition, with changes in the fair value of the portfolio recorded through other comprehensive income ("OCI") on our Consolidated Statements of Income and Comprehensive Income. As the majority of our available-for-sale securities portfolio is comprised of U.S. government and government agency-backed securities, changes in fair value are primarily driven by changes in interest rates. At September 30, 2025, our available-for-sale securities portfolio had a fair value of \$6.89 billion with a weighted-average yield of 2.25% and a weighted-average life, after factoring in estimated prepayments, of 3.8 years. To evaluate the interest rate sensitivity of our available-for-sale securities portfolio we also monitor, among other things, effective duration, defined as the approximate percentage change in price for a 100-basis point change in rates. As of September 30, 2025, the effective duration of our available-for-sale securities portfolio was approximately 3.44, which means that we would expect the market value of our available-for-sale securities portfolio to increase approximately 3.44% for every 100-basis point decline in interest rates and decline approximately 3.44% for every 100-basis point increase in interest rates. See Notes 2 and 4 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on our available-for-sale securities portfolio.

The Asset and Liability Committee also reviews EVE, which is a point in time analysis of current interest-earning assets and interest-bearing liabilities that incorporates cash flows over their estimated remaining lives, discounted at current rates. The EVE approach is based on a static balance sheet and provides an indicator of future earnings and capital levels as the changes in EVE indicate the anticipated change in the value of future cash flows. We monitor sensitivity to changes in EVE utilizing Board of Directors-approved limits. These limits set a risk tolerance to changing interest rates and assist in determining strategies for mitigating this risk as EVE approaches these limits. As of September 30, 2025, our EVE analyses were within approved limits.

The following table shows the maturities of our bank loan portfolio at September 30, 2025, including contractual principal repayments. Maturities are generally determined based upon contractual terms; however, rollovers or extensions that are included for the purposes of measuring the allowance for credit losses are reflected in maturities in the following table. This table does not include any estimates of prepayments, which could shorten the average loan lives and cause the actual timing of the loan repayments to differ significantly from those shown in the table.

		Due in			
$ in millions	One year or less	> One year – five years	> Five years – fifteen years	> Fifteen years	Total
SBL	$ 19,546	$ 224	$ 5	$ —	$ 19,775
C&I loans	1,190	5,969	3,582	36	10,777
CRE loans	827	5,502	1,475	36	7,840
REIT loans	439	1,251	—	—	1,690
Residential mortgage loans	6	23	145	10,121	10,295
Tax-exempt loans	131	303	792	—	1,226
Total loans held for investment	22,139	13,272	5,999	10,193	51,603
Held for sale loans	—	26	159	231	416
Total loans held for sale and investment	$ 22,139	$ 13,298	$ 6,158	$ 10,424	$ 52,019

The following table shows the distribution of the recorded investment of those bank loans that mature in more than one year between fixed and adjustable interest rate loans at September 30, 2025.

	Interest rate type		
$ in millions	Fixed	Adjustable	Total
SBL	$ 53	$ 176	$ 229
C&I loans	968	8,619	9,587
CRE loans	333	6,680	7,013
REIT loans	—	1,251	1,251
Residential mortgage loans [1]	208	10,081	10,289
Tax-exempt loans	1,095	—	1,095
Total loans held for investment	2,657	26,807	29,464
Held for sale loans	3	413	416
Total loans held for sale and investment	$ 2,660	$ 27,220	$ 29,880

(1) Adjustable rate residential mortgage loans included loans which were still in their fixed-rate period at September 30, 2025

Contractual loan terms for SBL, C&I loans, CRE loans, REIT loans, and residential mortgage loans may include an interest rate floor, cap and/or fixed interest rates for a certain period of time, which would impact the timing of the interest rate reset for the respective loan. See the discussion within the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management - Credit risk - Risk monitoring process" section of this Form 10-K for additional information regarding our interest-only residential mortgage loan portfolio.

Our banking operations are also subject to foreign exchange risk due to our investments in foreign subsidiaries as well as transactions and resulting balances denominated in a currency other than the USD. For example, our bank loan portfolio includes loans which are denominated in Canadian dollars, totaling $1.00 billion and $1.23 billion at September 30, 2025 and 2024, respectively, when converted to the USD using the spot rate at that time. A majority of such loans are held in a Canadian subsidiary of Raymond James Bank. Raymond James Bank utilizes short-term, forward foreign exchange contracts to mitigate its foreign exchange risk related to such investment in this Canadian subsidiary. These derivatives are primarily accounted for as net investment hedges in the consolidated financial statements. See Notes 2 and 5 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding these derivatives.

Other sources of foreign exchange risk

Investments in non-bank foreign subsidiaries

At September 30, 2025, we had foreign exchange risk in our investment in RJ Ltd. of CAD 487 million and in our investment in our UK PCG subsidiary of £309 million, which were not hedged. We had other, less significant investments in foreign domiciled subsidiaries, primarily in Europe, which were not hedged; however, we do not believe we had material foreign exchange risk either individually, or in the aggregate, pertaining to these subsidiaries as of September 30, 2025. Foreign exchange gains/losses related to our foreign investments are primarily reflected in OCI on our Consolidated Statements of Income and Comprehensive Income. See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for further information regarding our components of OCI.

<u>Transactions and resulting balances denominated in a currency other than the USD</u>

We are subject to foreign exchange risk due to our holdings of cash and certain other assets and liabilities resulting from transactions denominated in a currency other than the USD. Any currency-related gains/losses arising from these foreign currency denominated balances are reflected in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income. The foreign exchange risk associated with a portion of such transactions and balances denominated in foreign currency are mitigated utilizing short-term, forward foreign exchange contracts. Such derivatives are not designated hedges and therefore, the related gains/losses are included in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income. See Note 5 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our derivatives.

Credit risk

Credit risk is the risk of loss due to adverse changes in a borrower's, issuer's, or counterparty's ability to meet its financial obligations under contractual or agreed-upon terms. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction, and the parties involved. Credit risk is an integral component of the profit assessment of lending and other financing activities.

Corporate activities

We maintain cash balances with the Fed and with various financial institutions, primarily global systemically important financial institutions, in our normal course of business. A large portion of such balances are in excess of FDIC insurance limits. As a result, we may be exposed to the risk that these financial institutions may not return our cash to us in the event that the institution experiences financial distress or ceases its operations. In order to mitigate our credit risk to such financial institutions, we monitor our exposure with each institution on a daily basis and subject each institution to limits based on various factors including but not limited to financial strength, capitalization levels, liquidity, credit ratings, and market factors to the extent applicable.

Brokerage activities

We are engaged in various trading and brokerage activities in which our counterparties primarily include broker-dealers, banks, exchanges, clearing organizations, and other financial institutions. We are exposed to risk that these counterparties may not fulfill their obligations. In addition, certain commitments, including underwritings, may create exposure to individual issuers and businesses. The risk of default depends on the creditworthiness of the counterparty and/or the issuer of the instrument. In addition, we may be subject to concentration risk if we hold large positions in or have large commitments to a single counterparty, borrower, or group of similar counterparties or borrowers (e.g., in the same industry). We seek to mitigate these risks by imposing and monitoring individual and aggregate position limits within each business segment for each counterparty, conducting regular credit reviews of financial counterparties, reviewing security, derivative, and loan concentrations, holding collateral as security for certain transactions and conducting business through clearing organizations, which may guarantee performance. See Notes 2, 5, and 6 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information about our credit risk mitigation related to derivatives and collateralized agreements.

Our client activities involve the execution, settlement, and financing of various transactions on behalf of our clients. Client activities are transacted on either a cash or margin basis. Credit exposure results from client margin loans, which are monitored daily and are collateralized by the securities in the clients' accounts. We monitor exposure to industry sectors and individual securities on a daily basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions. In addition, when clients execute a purchase, we are at some risk that the client will default on their financial obligation associated with the trade. If this occurs, we may have to liquidate the position at a loss. See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information about our determination of the allowance for credit losses associated with certain of our brokerage lending activities.

We offer loans to financial advisors for recruiting and retention purposes. We have credit risk and may incur a loss primarily in the event that such borrower is no longer affiliated with us. See Notes 2 and 8 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information about our loans to financial advisors.

Banking operations

Our Bank segment has a substantial loan portfolio. Our strategy for credit risk management related to bank loans includes well-defined credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all credit exposures. The strategy also includes diversification across loan types, geographic locations, industries and clients, regular credit examinations and management reviews of all corporate and tax-exempt loans as well as individual delinquent residential loans. The credit risk management process also includes periodic independent reviews of the credit risk monitoring process that performs assessments of compliance with credit policies, risk ratings, and other critical credit information. We seek to identify potential problem loans early, record any necessary risk rating changes and charge-offs promptly, and maintain appropriate reserve levels for expected losses. We use a credit risk rating system to measure the credit quality of individual corporate and tax-exempt loans and related unfunded lending commitments. For our SBL and residential mortgage loans, we utilize the credit risk rating system used by bank regulators in measuring the credit quality of each homogeneous class of loans. In evaluating credit risk, we consider trends in loan performance, historical experience through various economic cycles, industry or client concentrations, the loan portfolio composition and macroeconomic factors (both current and forecasted). These factors have a potentially negative impact on loan performance and net charge-offs.

While our bank loan portfolio is diversified, a significant downturn in the overall economy, deterioration in real estate values or a significant issue within any sector or sectors where we have a concentration will generally result in large provisions for credit losses and/or charge-offs. We determine the allowance required for specific loan pools based on relative risk characteristics of the loan portfolio. On an ongoing basis, we evaluate our methods for determining the allowance for each loan portfolio segment and make enhancements we consider appropriate. Our allowance for credit losses methodology is described in Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K. We segregate our bank loan portfolio into six loan portfolio segments, which also serve as classes of financing receivables for purposes of credit analysis. The risk characteristics relevant to each portfolio segment are as follows.

SBL: Loans in this segment are primarily collateralized by the borrower's marketable securities at advance rates consistent with industry standards and, to a lesser extent, the cash surrender value of life insurance policies issued by investment-grade insurance companies. An insignificant portion of our SBL portfolio is collateralized by private securities or other financial instruments with a limited trading market. Substantially all SBL are monitored daily for adherence to loan-to-value ("LTV") guidelines and when a loan exceeds the required LTV, a collateral call is issued. Past due loans are minimal as any past due amounts result in a notice to the client for payment or the potential sale of the collateral which will bring the loan to a current status. The vast majority of our SBL qualify for the practical expedient allowed under the CECL guidance whereby we estimate zero credit losses to the extent the fair value of the collateral securing the loan equals or exceeds the related carrying value of the loan. SBL also generally qualify for lower capital requirements under regulatory capital rules.

C&I: Loans in this segment are made to businesses and are generally secured by assets of the business and repayment is expected from the cash flows of the respective business. In addition, we also have certain owner-occupied commercial real estate loans of approximately $175 million as of September 30, 2025 that were classified as C&I loans as the primary source of repayment for these loans is based on the financial strength of the owner and the cash flows of the respective business rather than the ability of the collateral to generate cash flows. Unfavorable economic and political conditions, including the resultant decrease in consumer or business spending, may have an adverse effect on the credit quality of loans in this segment.

CRE: Loans in this segment are primarily secured by income-producing properties. The underlying cash flows generated by properties securing these loans may be adversely affected by increased vacancy and decreases in rental rates, which are monitored on an ongoing basis. This portfolio segment includes CRE construction loans which involve risks such as project budget overruns, performance variables related to the contractor and subcontractors, or the inability to sell the project or secure permanent financing once the project is completed. As of September 30, 2025, our CRE construction loans represented less than 1% of total loans held for sale and investment. With respect to commercial construction of residential developments, there is also the risk that the builder has a geographical concentration of developments. Adverse information arising from any of these factors may have a negative effect on the credit quality of loans in this segment.

REIT: Loans in this segment are made to businesses that own or finance income-producing real estate across various property sectors. This portfolio segment may include extensions of credit to companies that engage in real estate development. Repayment of these loans is dependent on income generated from real estate properties or the sale of real estate. A portion of this segment may consist of loans secured by residential product types (single-family residential, including condominiums and land held for residential development) within a range of markets. Deterioration in the financial condition of the operating business, reductions in the value of real estate, as well as increased vacancy and decreases in rental rates may all adversely affect the loans in this segment.

Residential mortgage (includes home equity loans/lines): All loans in this segment are collateralized by residential real estate and repayment is primarily dependent on the credit quality of the individual borrower. We do not originate or purchase adjustable rate mortgage ("ARM") loans with negative amortization, reverse mortgages, or loans to subprime borrowers. Loans with deeply discounted teaser rates are also not originated or purchased. A decline in the strength of the economy, particularly unemployment rates and housing prices, among other factors, could have a significant effect on the credit quality of loans in this segment.

Tax-exempt: Loans in this segment are made to governmental and non-profit entities and are generally secured by a pledge of revenue and, in some cases, by a security interest in or a mortgage on the asset being financed. For loans to governmental entities, repayment is expected from a pledge of certain revenues or taxes. For non-profit entities, repayment is expected from revenues which may include fundraising proceeds. These loans are subject to demographic risk, therefore much of the credit assessment of tax-exempt loans is driven by the entity's revenue base and the general economic environment. Adverse developments in either of these areas may have a negative effect on the credit quality of loans in this segment.

The level of charge-off activity is a factor that is considered in evaluating the potential severity of future credit losses. The following table presents net loan (charge-offs)/recoveries and the percentage of net loan (charge-offs)/recoveries to the average outstanding loan balances by loan portfolio segment.

	Year ended September 30,					
	2025		2024		2023	
$ in millions	**Net loan (charge-off)/ recovery amount**	**% of avg. outstanding loans**	Net loan (charge-off)/ recovery amount	% of avg. outstanding loans	Net loan (charge-off)/ recovery amount	% of avg. outstanding loans
C&I loans	$ **(29)**	**0.28 %**	$ (42)	0.41 %	$ (44)	0.40 %
CRE loans	**(11)**	**0.14 %**	(21)	0.28 %	(10)	0.14 %
Residential mortgage loans	**(1)**	**0.01 %**	1	0.01 %	—	— %
Total loans held for investment	$ **(41)**	**0.08 %**	$ (62)	0.14 %	$ (54)	0.12 %

The level of nonperforming assets is another indicator of potential future credit losses. Nonperforming assets are comprised of both nonperforming loans and other real estate owned. Nonperforming loans include those loans which have been placed on nonaccrual status and any accruing loans which are 90 days or more past due and in the process of collection. The following table presents the balance of nonperforming loans, nonperforming assets, and related key credit ratios.

	September 30,	
$ in millions	**2025**	2024
Nonperforming loans [1]	$ **186**	$ 175
Nonperforming assets	$ **187**	$ 175
Nonperforming loans as a % of total loans held for sale and investment	**0.36 %**	0.38 %
Allowance for credit losses as a % of nonperforming loans	**243 %**	261 %
Nonperforming assets as a % of Bank segment total assets	**0.29 %**	0.28 %

[1] Nonperforming loans at September 30, 2025 and 2024 included $109 million and $89 million, respectively, of loans, which were current pursuant to their contractual terms.

See table summarizing nonaccrual loans by portfolio segment in Note 7 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Although our nonperforming assets as a percentage of our Bank segment's assets remained low as of September 30, 2025, any prolonged period of market deterioration could result in an increase in our nonperforming assets, an increase in our allowance for credit losses and/or an increase in net charge-offs in future periods, although the extent would depend on future developments that are highly uncertain.

See further explanation of our bank loan portfolio segments, allowance for credit losses, and the credit loss provision in Notes 2 and 7 of the Notes to Consolidated Financial Statements of this Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Bank" of this Form 10-K.

<u>Loan underwriting policies</u>

A component of our Bank segment's credit risk management strategy is conservative, well-defined policies and procedures. Our underwriting policies for the major types of bank loans are described in the following sections.

SBL portfolio

Our SBL portfolio represented 38% of our total loans held for sale and investment as of September 30, 2025. This portfolio is primarily comprised of loans fully collateralized by a borrower's marketable securities and, to a lesser extent, the cash surrender value of life insurance policies issued by investment-grade insurance companies. An insignificant portion of our SBL portfolio is collateralized by private securities or other financial instruments with a limited trading market. The underwriting policy for the SBL portfolio primarily includes a review of collateral, including LTV, and a review of repayment history.

Corporate and tax-exempt loan portfolios

As of September 30, 2025, our corporate and tax-exempt loans held for investment represented 33% of the Bank segment's total assets and were comprised of approximately 1,600 borrowers. A large portion of these loan portfolios was comprised of loans to larger companies, including public companies, with earnings before interest, taxes, depreciation, and amortization greater than $100 million. We also had issued corporate and tax-exempt loans to middle-market businesses. Our corporate loan portfolio is diversified by geography, by loan type, and among a number of industries in the U.S and Canada, and a large portion of these loans are to borrowers in industries in which we have expertise through coverage provided by our Capital Markets research analysts. Our corporate loans included project finance real estate loans, commercial lines of credit, and term loans. As of September 30, 2025, 66% of our corporate loans were participations in Shared National Credit ("SNC") or other large, syndicated loans. We are typically either involved in the syndication of the loans at inception or purchase loans in secondary trading markets. The remainder of our corporate loan portfolio is comprised of smaller participations and direct loans. Our tax-exempt loans are long-term loans to governmental and non-profit entities. These loans generally have lower overall credit risk but are subject to other risks that are not usually present with corporate clients, including the risk associated with the constituency served by a local government and the risk in ensuring an obligation has appropriate tax treatment.

All corporate and tax-exempt loans are independently underwritten in accordance with our credit policies, are subject to approval by a loan committee, and credit quality is monitored on an ongoing basis by our lending staff. In addition, corporate and tax-exempt loans are subject to regulatory review. Our credit policies include criteria related to LTV limits based upon property type, single borrower loan limits, loan term and structure parameters (including guidance on leverage, debt service coverage ratios, and debt repayment ability), industry concentration limits, secondary sources of repayment, municipality demographics, and other criteria. Our corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. The majority of our tax-exempt loan portfolio is comprised of loans to investment-grade borrowers, and such loans are generally secured by a pledge of revenue. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis.

Residential mortgage loan portfolio

Our residential mortgage loan portfolio largely consists of first mortgage loans originated by us via referrals from our PCG financial advisors and the general public, as well as first mortgage loans purchased by us. Substantially all of our residential mortgage loans adhere to strict underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, LTV, and combined LTV (including second mortgage/home equity loans). As of September 30, 2025, 95% of the residential mortgage loan portfolio consisted of owner-occupant borrowers (73% for their primary residences and 22% for second home residences). Approximately 30% of the first lien residential mortgage loans were ARM loans, which receive interest-only payments based on a fixed rate for an initial period of the loan, ranging from the first five to fifteen years depending on the loan, and then become fully amortizing, subject to annual and lifetime interest rate caps. A significant portion of our originated 15 or 30-year fixed-rate residential mortgage loans are sold in the secondary market.

Risk monitoring process

Another component of credit risk strategy for our bank loan portfolio is the ongoing risk monitoring and review processes, including our independent loan review process, as well as our processes to manage and limit credit losses arising from loan delinquencies. There are various other factors included in these processes, depending on the loan portfolio.

SBL and residential mortgage loan portfolios

Substantially all collateral securing our SBL portfolio is monitored on a daily basis. Collateral adjustments, as triggered by our monitoring procedures, are made by the borrower as necessary to ensure our loans are adequately secured, resulting in minimizing our credit risk.

We track and review many factors to monitor credit risk in our residential mortgage loan portfolio. The factors include, but are not limited to: loan performance trends, loan product parameters and qualification requirements, borrower credit scores, level of documentation, loan purpose, geographic concentrations, average loan size, risk rating, and LTV ratios. See Note 7 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information.

The following table presents a summary of delinquent residential mortgage loans, the vast majority of which are first mortgage loans, which are comprised of loans which are two or more payments past due as well as loans in the process of foreclosure.

	Amount of delinquent residential mortgage loans			Delinquent residential mortgage loans as a percentage of outstanding residential mortgage loan balances		
$ in millions	30-89 days	90 days or more	Total	30-89 days	90 days or more	Total
September 30, 2025	$ 7	$ 6	$ 13	0.07 %	0.06 %	0.13 %
September 30, 2024	$ 6	$ 8	$ 14	0.07 %	0.08 %	0.15 %

Our September 30, 2025 percentage of over 30 day delinquent residential mortgage loans compares favorably to the national average of 1.87%, as most recently reported by the Fed.

To manage and limit credit losses, we maintain processes to manage our loan delinquencies. Substantially all of our residential first mortgages are serviced by a third party whereby the primary collection effort resides with the servicer. Our personnel direct and actively monitor the servicers' efforts through extensive communications regarding individual loan status changes and through requirements of timely and appropriate collection of property management actions and reporting, including management of third parties used in the collection process (e.g., appraisers, attorneys, etc.). Residential mortgage loans over 60 days past due are generally reviewed by our personnel monthly and documented in a written report detailing delinquency information, balances, collection status, appraised value, and other data points. Our senior management meets quarterly to discuss the status, collection strategy and charge-off recommendations on substantially all residential mortgage loans over 60 days past due. Updated collateral valuations are generally obtained for loans over 90 days past due and charge-offs are typically taken on individual loans based on these valuations generally before the loan is 120 days past due.

Credit risk is also managed by diversifying the residential mortgage portfolio. Most of the loans in our residential loan portfolio are to PCG clients across the U.S. The following table details the geographic concentrations (top five states) of our one-to-four family residential mortgage loans.

	September 30, 2025	
State	Loans outstanding as a % of total residential mortgage loans held for sale and investment	Loans outstanding as a % of total loans held for sale and investment
California	21%	4%
Florida	18%	4%
Texas	8%	2%
New York	8%	1%
Colorado	4%	1%

The occurrence of a natural disaster or severe weather event in any of these states, for example wildfires in California and hurricanes in Florida, could result in additional credit loss provisions and/or charge-offs on our loans in such states and therefore negatively impact our net income and regulatory capital in any given period.

Loans where borrowers may be subject to payment increases include ARM loans with terms that initially require payment of interest only. Payments may increase significantly when the interest-only period ends and the loan principal begins to amortize. At September 30, 2025 and 2024, these loans totaled $3.04 billion and $2.96 billion, respectively, or 29% and 31% of the residential mortgage portfolio, respectively. The weighted-average number of years before the remainder of the loans, which were still in their interest-only period at September 30, 2025, begins amortizing is five years.

Corporate and tax-exempt loans

One way in which we manage credit risk is through diversification of the corporate bank loan portfolio. We monitor industry concentrations and have established limits relative to capital as part of our overall liquidity and capital planning. Further, key credit policies are reviewed at least annually by senior bank executives to ensure policies align with our banks' risk appetites. Credit policies for our corporate loans include criteria related to single borrower loan limits, loan term and structure parameters (including guidance on leverage, debt service coverage ratios, and debt repayment ability), industry concentration limits, secondary sources of repayment, municipality demographics, and other criteria.

To further mitigate risks related to our CRE portfolio, the expected cash flows from all significant new or renewed income-producing property commitments are stress tested to reflect risks related to varying interest rates, vacancy rates, and rental rates. Credit policies for our CRE loans also include LTV limits based upon property type and, in times of uncertainty, we may originate loans at even tighter thresholds. CRE loans are also monitored for geographic concentration and total relationship exposure. Construction CRE loans are monitored on an ongoing basis to ensure projects are on time and within budget as part of our credit risk evaluation. Higher-risk CRE construction loans receive quarterly reviews by senior bank executives.

We actively monitor economic and other factors that may impact our borrowers and corporate loan portfolio which could impact our provision for credit losses in future periods. Credit risk in our corporate and tax-exempt loan portfolios is monitored on an individual loan basis for trends in borrower operating performance, payment history, credit ratings, collateral performance, loan covenant compliance, municipality demographics and other factors including industry performance and concentrations, geographic concentrations, and total relationship exposure. In addition, credit quality trends are monitored by industry to determine if a change in the risk exposure to a certain industry may warrant incremental monitoring or tightening of our underwriting standards during times of market uncertainty. We also utilize loan sales and other risk mitigation techniques to manage the size and risk profile of our corporate bank loans.

We use a credit risk rating system to measure the credit quality of individual corporate and tax-exempt loans and the related unfunded lending commitments. The majority of loans in our corporate loan portfolio are assigned risk ratings based on an assessment of conditions that affect the borrower's ability to meet contractual obligations under the loan agreement. This process includes reviewing borrowers' financial information and other credit-related documentation, public information, and other information specific to each borrower and loan. As part of the credit review process, the loan rating is reviewed at least annually, or more frequently based on policy requirements regarding various risk characteristics, to confirm the appropriate risk rating for each credit. The individual loan ratings resulting from semi-annual SNC exams are incorporated in our internal loan ratings when the ratings are received. If the SNC rating is lower on an individual loan than our internal rating, the loan is downgraded. While we consider historical SNC exam results in our loan ratings methodology, differences between the SNC exam and internal ratings on individual loans typically arise due to subjectivity of the loan classification process. Downgrades resulting from these differences may result in additional provisions for credit losses in periods when SNC exam results are received. See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on our allowance for credit losses policies.

Our corporate bank loan portfolio does not contain a significant concentration in any single industry. The following table details the top industry concentrations of our C&I and CRE loans, which comprise the vast majority of our corporate loan portfolio.

	As of September 30, 2025	
Industry	Loans outstanding as a % of total corporate bank loans held for sale and investment	Loans outstanding as a % of total loans held for sale and investment
C&I:		
Loan funds	10%	4%
Subscription lines	5%	2%
Transportation and logistics	4%	2%
CRE:		
Multi-family	12%	5%
Industrial warehouse	9%	4%
Office real estate	5%	2%

Our C&I loan portfolio includes facilities to support debt funds and private equity firms, primarily in the form of loans to the funds and subscription lines. Loan funds are generally secured by diversified pools of senior-secured loans or other credit instruments held in bankruptcy-remote vehicles, with collateral monitored by an independent custodian. Credit exposure is primarily driven by the credit quality and performance of the underlying collateral for loan funds. Subscription facilities are typically secured by uncalled capital commitments from a diversified base of investment-grade institutional investors and high-net-worth investors, with repayment sourced from capital calls. Credit exposure is primarily driven by the credit quality and funding reliability of the limited partners for subscription facilities, rather than the performance of underlying fund investments. These facilities generally have short-term maturities, are structured to mitigate risk through covenant and collateral arrangements, are subject to concentration limits across key risk factors, and exhibit low historical default rates. While historical defaults have been low, we maintain an allowance for credit losses that we believe is sufficient based on the risk characteristics of this portfolio.

The collateral securing our CRE loan portfolio is geographically diverse and primarily located throughout the United States. No single state individually accounted for more than 3% of the total loans held for sale and investment, while our CRE loans with collateral located in Canada represented less than 2%.

Liquidity risk

See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources" of this Form 10-K for information regarding our liquidity and how we manage liquidity risk.

Operational risk

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, business disruptions, improper or unauthorized execution and processing of transactions, deficiencies in our technology or financial operating systems and inadequacies or breaches in our control processes, including cybersecurity incidents (see "Item 1A - Risk Factors" and "Item 1C - Cybersecurity" of this Form 10-K for a discussion of certain cybersecurity risks). These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes and complexity. We operate different businesses in diverse markets and are reliant on the ability of our employees and systems to process a large number of transactions. In the event of a breakdown or improper operation of systems or improper action by employees, we could suffer financial loss, regulatory sanctions, and damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Finance, Operations, Information Technology, Legal, Compliance, Risk Management, and Internal Audit. These departments attempt to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits. In addition, we have created business continuity plans for critical systems, and redundancies are built into the systems as deemed appropriate.

We have an Operational Risk Management Committee comprised of members of senior management, which reviews and addresses operational risks across our businesses. The committee establishes risk appetite levels for major operational risks, monitors operating unit performance for adherence to defined risk tolerances, and establishes policies for risk management at the enterprise level.

Periods of severe market volatility can result in a significantly higher level of transactions on specific days, which may present operational challenges from time to time that may result in losses. These losses can result from, but are not limited to, trade errors, failed transaction settlements, late collateral calls to borrowers and counterparties, or interruptions to our system processing. We did not incur any significant losses related to such operational challenges during the years ended September 30, 2025, 2024, or 2023.

As more fully described in the discussion of our business technology risks included in various risk factors presented in "Item 1A - Risk Factors" and "Item 1C - Cybersecurity" of this Form 10-K, despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to human error, natural disasters, power loss, cyber-attacks and other information security breaches, and other events that could have an impact on the security and stability of our operations.

Model risk

Model risk refers to the possibility of unintended business outcomes arising from the design, implementation or use of models. Models are used throughout the firm for a variety of purposes such as the valuation of financial instruments, the calculation of our allowance for credit losses, assessing risk, stress testing, and to assist in making certain business decisions. Model risk includes the potential risk that management makes incorrect decisions based upon either incorrect model results or incorrect understanding and use of model results. Model risk may also occur when model outputs differ from the expected result. Model errors or misuse could result in significant financial loss, inaccurate financial or regulatory reporting, or misaligned business strategies.

Model Risk Management is a separate department within our Risk Management department and is independent of model owners, users, and developers. Our model risk management framework consists primarily of model governance, maintaining the firmwide model inventory, validating and approving models used across the firm, and ongoing monitoring. Validation issues identified are reported to the Enterprise Risk Management Committee and Risk Committee of the Board of Directors. Model Risk Management assumes responsibility for the independent and effective challenge of model completeness, integrity and design based on intended use.

Compliance risk

Compliance risk is the risk of legal or regulatory sanctions, financial loss, or reputational damage that the firm may suffer from a failure to comply with applicable laws, external standards, or internal requirements.

We have established a framework to oversee, manage, and mitigate compliance risk throughout the firm, both within and across businesses, functions, legal entities, and jurisdictions. The framework includes roles and responsibilities for the Board of Directors, senior management, and all three lines of risk management. This framework also includes programs and processes through which the firm identifies, assesses, controls, measures, monitors, and reports on compliance risk and provides compliance-related training throughout the firm. The Compliance department plays a key leadership role in the oversight, management, and mitigation of compliance risk throughout the firm. It does this by conducting an annual compliance risk assessment, carrying out compliance monitoring and testing activities, implementing compliance policies, training associates on compliance-related topics, and reporting compliance risk-related issues and metrics to the Board of Directors and senior management, among other activities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management" of this Form 10-K for our quantitative and qualitative disclosures about market risk.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Table of Contents

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Raymond James Financial, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Raymond James Financial, Inc. and subsidiaries (the Company) as of September 30, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 25, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Assessment of the allowance for credit losses related to the commercial and industrial (C&I) and the commercial real estate (CRE) portfolio segments that are collectively evaluated for impairment*
>
> As discussed in Note 2 and Note 7 to the consolidated financial statements, the Company's allowance for credit losses on loans was $452 million as of September 30, 2025, a portion of which related to the Raymond James Bank ("Bank") allowance for credit losses (ACL) on C&I and CRE portfolio segments evaluated on a collective basis (the collective ACL). The Company estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical losses, current conditions, and reasonable and supportable forecasts of economic conditions that affect the collectability of loan balances. The collective ACL is a product of multiplying the Company's

estimates of probability of default (PD), loss given default (LGD) and exposure at default. The Company uses third-party historical information combined with macroeconomic variables over the reasonable and supportable forecast periods based on a single economic forecast scenario to estimate the PDs and LGDs. After the reasonable and supportable forecast periods, for the C&I portfolio segment, the Company reverts to historical loss information over a one-year period using a straight-line reversion approach. For the CRE portfolio segment, the Company incorporates a reasonable and supportable forecast of various macroeconomic variables over the remaining life of the assets. The estimated PDs and LGDs are applied to estimated exposure at default considering the contractual loan term adjusted for expected prepayments to estimate expected losses. Adjustments are made to the collective ACL to reflect certain qualitative factors that are not incorporated into the quantitative models and related estimate.

We identified the assessment of the September 30, 2025 collective ACL on Raymond James Bank loans related to the C&I and CRE portfolio segments as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the September 30, 2025 collective ACL methodology, including the methods and models used to estimate the PDs and LGDs and their significant assumptions. Such significant assumptions included portfolio segmentation, risk ratings, the selection of the single economic forecast scenario and macroeconomic variables, the reasonable and supportable forecast periods and the reversion periods, and third-party historical information. The assessment also included the evaluation of the qualitative factors by portfolio segment. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the September 30, 2025 collective ACL estimate on Raymond James Bank loans related to the C&I and CRE portfolio segments, including controls over the:
- development of the collective ACL methodology on Bank loans related to the C&I and CRE portfolio segments
- development of the PD and LGD models
- identification and determination of the significant assumptions used in the PD and LGD models
- development of the qualitative methodology and factors
- performance monitoring of the PD and LGD models
- analysis of the collective ACL on Bank loans related to the C&I and CRE portfolio segments results, trends, and ratios.

We evaluated the Company's process to develop the September 30, 2025 collective ACL estimate on Bank loans related to the C&I and CRE portfolio segments by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:
- evaluating the Company's collective ACL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the development and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- assessing the conceptual soundness and performance of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for the intended use
- evaluating the selection of the economic forecast scenario and underlying macroeconomic variables by comparing it to the Company's business environment and relevant industry practices
- evaluating the length of the reasonable and supportable forecast periods and the reversion periods by comparing them to specific portfolio segment risk characteristics and trends
- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practices
- evaluating the relevance of third-party historical information used by comparing to specific portfolio segment risk characteristics
- performing credit file reviews on a selection of loans to assess loan characteristics or risk ratings by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral and
- evaluating the methodology used to develop the qualitative factors and the effect of certain factors on the allowance for credit losses on Bank loans compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

We also assessed the sufficiency of the audit evidence obtained related to the September 30, 2025 collective ACL estimate on Bank loans related to the C&I and CRE portfolio segments by evaluating the:
- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices and potential bias in the accounting estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
November 25, 2025

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,	
$ in millions, except per share amounts	**2025**	2024
Assets:		
Cash and cash equivalents	$ **11,389**	$ 10,998
Assets segregated for regulatory purposes and restricted cash	**3,398**	3,350
Collateralized agreements	**698**	749
Financial instruments, at fair value:		
Trading assets (**$1,248** and $1,263 pledged as collateral)	**1,538**	1,480
Available-for-sale securities (**$9** and $11 pledged as collateral)	**6,888**	8,260
Derivative assets	**68**	103
Other investments (**$8** and $7 pledged as collateral)	**390**	302
Brokerage client receivables, net	**2,821**	2,711
Other receivables, net	**1,814**	1,825
Bank loans, net	**51,567**	45,994
Loans to financial advisors, net	**1,626**	1,326
Deferred income taxes, net	**671**	651
Goodwill and identifiable intangible assets, net	**1,847**	1,886
Other assets	**3,515**	3,357
Total assets	$ **88,230**	$ 82,992
Liabilities and shareholders' equity:		
Bank deposits	$ **58,897**	$ 56,010
Collateralized financings	**1,111**	938
Financial instrument liabilities, at fair value:		
Trading liabilities	**891**	976
Derivative liabilities	**190**	224
Brokerage client payables	**5,853**	5,825
Accrued compensation, commissions and benefits	**2,603**	2,325
Other payables	**1,961**	1,938
Other borrowings	**700**	1,049
Senior notes payable	**3,520**	2,040
Total liabilities	**75,726**	71,325
Commitments and contingencies (see Note 18)		
Shareholders' equity		
Preferred stock	**79**	79
Common stock; $.01 par value; 650,000,000 shares authorized; **250,084,168** shares issued and **198,139,594** shares outstanding as of September 30, 2025; 249,972,182 shares issued and 203,291,449 shares outstanding as of September 30, 2024	**3**	2
Additional paid-in capital	**3,235**	3,251
Retained earnings	**13,604**	11,894
Treasury stock, at cost; **51,944,574** and 46,680,733 common shares as of September 30, 2025 and 2024, respectively	**(4,022)**	(3,051)
Accumulated other comprehensive loss	**(396)**	(502)
Total equity attributable to Raymond James Financial, Inc.	**12,503**	11,673
Noncontrolling interests	**1**	(6)
Total shareholders' equity	**12,504**	11,667
Total liabilities and shareholders' equity	$ **88,230**	$ 82,992

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended September 30,				
in millions, except per share amounts		**2025**		2024		2023
Revenues:						
Asset management and related administrative fees	$	**7,078**	$	6,196	$	5,363
Brokerage revenues:						
Securities commissions		**1,775**		1,651		1,459
Principal transactions		**529**		492		462
Total brokerage revenues		**2,304**		2,143		1,921
Account and service fees		**1,262**		1,314		1,125
Investment banking		**1,069**		858		648
Interest income		**3,994**		4,232		3,748
Other		**205**		180		187
Total revenues		**15,912**		14,923		12,992
Interest expense		**(1,847)**		(2,102)		(1,373)
Net revenues		**14,065**		12,821		11,619
Non-interest expenses:						
Compensation, commissions and benefits		**9,072**		8,213		7,299
Non-compensation expenses:						
Communications and information processing		**752**		662		599
Occupancy and equipment		**308**		296		271
Business development		**291**		257		242
Investment sub-advisory fees		**223**		182		151
Professional fees		**163**		150		145
Bank loan provision for credit losses		**37**		45		132
Other		**505**		373		500
Total non-compensation expenses		**2,279**		1,965		2,040
Total non-interest expenses		**11,351**		10,178		9,339
Pre-tax income		**2,714**		2,643		2,280
Provision for income taxes		**579**		575		541
Net income		**2,135**		2,068		1,739
Preferred stock dividends		**5**		5		6
Net income available to common shareholders	$	**2,130**	$	2,063	$	1,733
Earnings per common share – basic	$	**10.53**	$	9.94	$	8.16
Earnings per common share – diluted	$	**10.30**	$	9.70	$	7.97
Weighted-average common shares outstanding – basic		**202.0**		207.1		211.8
Weighted-average common and common equivalent shares outstanding – diluted		**206.6**		212.3		216.9
Net income	$	**2,135**	$	2,068	$	1,739
Other comprehensive income/(loss), net of tax:						
Available-for-sale securities		**94**		457		(40)
Currency translations, net of the impact of net investment hedges		**12**		49		50
Cash flow hedges		**—**		(37)		1
Total other comprehensive income, net of tax		**106**		469		11
Total comprehensive income	$	**2,241**	$	2,537	$	1,750

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Year ended September 30,		
$ in millions, except per share amounts	**2025**	2024	2023
Preferred stock:			
Balance beginning of year	$ 79	$ 79	$ 120
Redemption of preferred stock	—	—	(41)
Balance end of year	79	79	79
Common stock, par value $.01 per share:			
Balance beginning of year	2	2	2
Share issuances	1	—	—
Balance end of year	3	2	2
Additional paid-in capital:			
Balance beginning of year	3,251	3,143	2,987
Share-based compensation amortization	248	248	230
Net activity under employee stock plans	(264)	(140)	(74)
Balance end of year	3,235	3,251	3,143
Retained earnings:			
Balance beginning of year	11,894	10,213	8,843
Net income attributable to Raymond James Financial, Inc.	2,135	2,068	1,739
Common and preferred stock cash dividends declared (see Note 19)	(425)	(387)	(369)
Balance end of year	13,604	11,894	10,213
Treasury stock:			
Balance beginning of year	(3,051)	(2,252)	(1,512)
Purchases	(1,124)	(921)	(810)
Reissuances under employee stock plans	153	122	70
Balance end of year	(4,022)	(3,051)	(2,252)
Accumulated other comprehensive income/(loss):			
Balance beginning of year	(502)	(971)	(982)
Other comprehensive income, net of tax	106	469	11
Balance end of year	(396)	(502)	(971)
Total equity attributable to Raymond James Financial, Inc.	$ 12,503	$ 11,673	$ 10,214
Noncontrolling interests:			
Balance beginning of year	$ (6)	$ (27)	$ (26)
Net changes in noncontrolling interests	7	21	(1)
Balance end of year	1	(6)	(27)
Total shareholders' equity	$ 12,504	$ 11,667	$ 10,187

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
$ in millions	**2025**	2024	2023
Cash flows from operating activities:			
Net income	**$ 2,135**	$ 2,068	$ 1,739
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**195**	179	165
Deferred income taxes, net	**(52)**	(83)	(88)
Premium and discount amortization on available-for-sale securities and bank loans and net unrealized gains/losses on other investments	**(19)**	(36)	(49)
Provisions for credit losses and legal and regulatory matters	**122**	21	292
Share-based compensation expense	**254**	254	237
Unrealized gains on corporate-owned life insurance policies, net of expenses	**(133)**	(233)	(96)
Other	**39**	22	10
Net change in:			
Collateralized agreements, net of collateralized financings	**223**	270	157
Loans (provided to) financial advisors, net of repayments	**(328)**	(223)	(7)
Brokerage client receivables and other receivables, net	**(106)**	(362)	257
Trading instruments, net	**(145)**	(34)	(33)
Derivative instruments, net	**46**	(151)	(130)
Other assets	**119**	9	(52)
Brokerage client payables and other payables	**7**	91	(6,088)
Accrued compensation, commissions and benefits	**279**	404	123
Purchases and originations of loans held for sale, net of proceeds from sales of securitizations and loans held for sale	**(202)**	(41)	49
Net cash provided by/(used in) operating activities	**2,434**	2,155	(3,514)
Cash flows from investing activities:			
Increase in bank loans, net	**(5,711)**	(2,599)	(1,262)
Proceeds from sales of loans held for investment	**245**	415	680
Purchases of available-for-sale securities	**(582)**	(503)	(611)
Available-for-sale securities maturations, repayments and redemptions	**1,976**	2,010	1,262
Proceeds from sales of available-for-sale securities	**78**	—	—
Additions to property and equipment	**(188)**	(205)	(173)
Sales/(purchases) of Federal Reserve Bank (“FRB”) and Federal Home Loan Bank (“FHLB”) stock, net	**11**	—	(26)
Renewable energy tax credit equity investments	**(20)**	(42)	(69)
Sales/(purchases) of other investments, net	**(73)**	20	(6)
Other investing activities, net	**(57)**	(64)	(69)
Net cash used in investing activities	**(4,321)**	(968)	(274)
Cash flows from financing activities:			
Increase in bank deposits	**2,887**	1,811	2,842
Repurchases of common stock and share-based awards withheld for payment of withholding tax requirements	**(1,267)**	(984)	(862)
Dividends on common and preferred stock	**(416)**	(383)	(355)
Exercise of stock options and employee stock purchases	**31**	46	46
Redemption of preferred stock	**—**	—	(40)
Proceeds from senior notes issuance, net of debt issuance costs paid	**1,480**	—	—
Redemption of subordinated notes	**(98)**	—	—
Proceeds from FHLB advances	**750**	1,300	3,200
Repayments of FHLB advances	**(1,000)**	(1,350)	(3,391)
Other financing, net	**(6)**	(2)	(2)
Net cash provided by financing activities	**2,361**	438	1,438

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended September 30,				
$ in millions		**2025**		2024		2023
Currency adjustment:						
Effect of exchange rate changes on cash and cash equivalents, including those segregated for regulatory purposes		**(35)**		175		239
Net increase/(decrease) in cash and cash equivalents, including those segregated for regulatory purposes and restricted cash		**439**		1,800		(2,111)
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at beginning of year		**14,348**		12,548		14,659
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	$	**14,787**	$	14,348	$	12,548
Cash and cash equivalents	$	**11,389**	$	10,998	$	9,313
Cash and cash equivalents segregated for regulatory purposes and restricted cash		**3,398**		3,350		3,235
Total cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	$	**14,787**	$	14,348	$	12,548
Supplemental disclosures of cash flow information:						
Cash paid for interest	$	**1,853**	$	2,119	$	1,310
Cash paid for income taxes, net	$	**651**	$	664	$	565
Cash outflows for lease liabilities	$	**133**	$	121	$	123
Non-cash right-of-use ("ROU") lease assets recorded for new and modified leases	$	**101**	$	63	$	143

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Raymond James Financial, Inc. ("RJF" or the "firm") is a financial holding company which, together with its subsidiaries, is engaged in various financial services activities, including providing investment management services to retail and institutional clients, merger & acquisition and advisory services, the underwriting, distribution, trading, and brokerage of equity and debt securities, and the sale of mutual funds and other investment products. The firm also provides corporate and retail banking services and trust services. For additional information about our business segments, see Note 25. As used herein, the terms "our," "we," or "us" refer to RJF and/or one or more of its subsidiaries.

Basis of presentation

The accompanying consolidated financial statements include the accounts of RJF and its consolidated subsidiaries that are generally controlled through a majority voting interest. We consolidate all of our 100%-owned subsidiaries. In addition, we consolidate any variable interest entity ("VIE") in which we are the primary beneficiary. Additional information on these VIEs is provided in Note 2 and in Note 9. When we do not have a controlling interest in an entity, but we exert significant influence over the entity, we apply the equity method of accounting. All material intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions

The preparation of consolidated financial statements in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates and could have a material impact on the consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting developments

Accounting guidance recently adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued amended guidance related to disclosures for segment reporting (ASU 2023-07). The amendment requires a public entity to disclose on an annual and interim basis, for each reportable segment, the significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. The guidance also requires a public entity to disclose, for each reportable segment, an amount for other segment items (those not captured as a significant expense) and the reported measure of a segment's profit or loss. We adopted this guidance on a retrospective basis as of October 1, 2024. Since this amendment only requires additional disclosures, adoption did not have an impact on our financial position, results of operations, or cash flows. Refer to Note 25 for additional disclosures required by this guidance.

Significant accounting policies

Recognition of non-interest revenues

Revenue from contracts with customers is recognized when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct. Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as our customers receive the benefit of our services as they are provided.

Payment for the majority of our services is considered to be variable consideration, as the amount of revenue we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer.

We involve third parties in providing services to the customer for certain of our contracts with customers. We are generally deemed to control the promised services before they are transferred to the customer. Accordingly, we present the related revenues gross of the related costs.

We have elected the practical expedient allowed by the accounting guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. See Note 20 for additional information on our revenues.

Asset management and related administrative fees

We earn asset management and related administrative fees for performing asset management, portfolio management and related administrative services to retail and institutional clients. Such fees are generally based on the values of our Private Client Group ("PCG") client assets in fee-based accounts and fee-billable assets managed by our Raymond James Investment Management division ("Raymond James Investment Management"), with certain propriety mutual fund fees based on the net asset value of the fund. Asset values are impacted by market fluctuations and net inflows or outflows of assets. Fees are generally collected quarterly and are based on balances either at the beginning of the quarter or at the end of the quarter, or average balances throughout the quarter. Asset management and related administrative fees are recognized on a monthly basis (i.e., over time) as the services are performed.

Revenues related to fee-based accounts under administration in PCG are shared by the PCG and Asset Management segments, the amount of which depends on whether clients are invested in "managed programs" that are overseen by our Asset Management segment (i.e., included in financial assets under management ("AUM") in the Asset Management segment) and the administrative services provided. The Asset Management segment receives a higher portion of the revenues related to accounts invested in managed programs, as compared to the portion received for non-managed programs, as it is performing portfolio management services in addition to administrative services. Asset management revenues earned by Raymond James Investment Management for retail accounts managed on behalf of third-party institutions, institutional accounts and proprietary mutual funds that we manage are recorded entirely in the Asset Management segment.

Brokerage revenues

Securities commissions

Mutual and other fund products and insurance and annuity products

We earn revenues for distribution and related services performed related to mutual and other funds, fixed and variable annuities, and insurance products. Depending on the product sold, we may receive an upfront fee for our services, a trailing commission, or some combination thereof. Upfront commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are generally recognized at the time of sale. Trailing commissions are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing commissions on eligible products are generally received monthly or quarterly over the period that our client holds the investment or holds the contract. As these trailing commissions are based on factors outside of our control, including market movements and client behavior (i.e., how long clients hold their investment, insurance policy, or annuity contract), such revenue is recognized when it is probable that a significant reversal will not occur.

Equities, ETFs, and fixed income products

We earn commissions for executing and clearing transactions for clients, primarily in listed and over-the-counter equity securities, including exchange traded funds ("ETFs"), options, and fixed income products. Such revenues primarily arise from transactions for retail clients in our PCG segment, as well as services related to sales and trading activities transacted on an agency basis in our Capital Markets segment. Commissions are recognized on trade date, generally received from the customer on settlement date, and we record a receivable between the trade date and the date collected from the customer.

Principal transactions

Principal transactions include revenues from clients' purchases and sales of financial instruments in which we transact on a principal basis, including fixed income products, equity securities, and derivatives. We make markets in certain fixed income debt instruments and carry inventories to facilitate such transactions. The gains and losses on such inventories, as well as gains or losses on derivative transactions, both realized and unrealized, are reported as principal transactions revenues.

Account and service fees

Mutual fund and other investment products

We earn servicing fees for providing sales and marketing support to third-party financial entities and for supporting the availability and distribution of their products on our platforms. We also earn servicing fees for accounting and administrative services provided to such parties. These fees, which are received monthly or quarterly, are generally based on the market value of the related assets, a fixed annual fee or, in certain cases, the number of positions in such programs, and are recognized over time as the services are performed.

Raymond James Bank Deposit Program ("RJBDP") fees

We earn servicing fees from various banks for administrative services we provide related to our clients' deposits that are swept to such banks as part of the Raymond James Bank Deposit Program, our multi-bank sweep program. The amounts received from third-party banks are variable in nature and fluctuate based on average client cash balances in the program, as well as the level of short-term interest rates and the interest paid to clients by the third-party banks on balances in the RJBDP. The fees are earned over time as the related administrative services are performed and are received monthly. Our PCG segment also earns servicing fees from our Bank segment, which is calculated as the greater of a base servicing fee or a net yield equivalent to the average yield that the firm would otherwise receive from third-party banks in the RJBDP. These intersegment fees, and the offsetting intersegment expense in the Bank segment, are eliminated in consolidation.

Investment banking

We earn revenues from investment banking transactions, including the underwriting and placement of public and private equity and debt securities, private capital fundraising, merger & acquisition advisory services, and other advisory services. The fees we earn are generally based on the amount of the transaction (e.g., the amount financed), as well as our role in the transaction. Underwriting revenues, which are typically deducted from the proceeds remitted to the issuer, are recognized on trade date if there is no uncertainty or contingency related to the amount to be received. Fees from merger & acquisition and advisory services are generally recognized at the time the services related to the transaction are completed under the terms of the engagement. Fees for merger & acquisition and advisory services are typically received upfront, as non-refundable retainer fees, and/or upon completion of a transaction as a success fee. Expenses related to investment banking transactions are generally deferred until the related revenues are recognized or the services are otherwise concluded. Such expenses, when recognized, are included in "Professional fees" on our Consolidated Statements of Income and Comprehensive Income.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with maturities of three months or less as of our date of purchase, other than those held for trading purposes.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Assets segregated for regulatory purposes and restricted cash

We segregate assets for regulatory and other purposes predominantly related to client activity. Our broker-dealers carrying client accounts are generally subject to requirements to maintain cash or qualified securities on deposit in a segregated reserve account for the exclusive benefit of their clients. Such amounts are included in "Assets segregated for regulatory purposes and restricted cash" on our Consolidated Statements of Financial Condition as of each respective period end. These amounts largely include cash and cash equivalents but may also include highly liquid securities, such as U.S. Treasury securities ("U.S. Treasuries"), which are carried at fair value on our Consolidated Statements of Financial Condition. These assets are classified as Level 1 in the fair value hierarchy.

We may also from time to time be required to restrict cash for other corporate purposes. In addition, Raymond James Ltd. ("RJ Ltd.") holds client Registered Retirement Savings Plan funds in trust in accordance with Canadian retirement plan regulations.

Collateralized agreements and financings

Securities purchased under agreements to resell and securities sold under agreements to repurchase

We purchase securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under short-term agreements to repurchase ("repurchase agreements"). Reverse repurchase agreements and repurchase agreements are accounted for as collateralized agreements and collateralized financings, respectively, and are carried at contractual amounts plus accrued interest. We receive collateral with a fair value that is typically equal to or in excess of the principal amount loaned under reverse repurchase agreements to mitigate credit exposure. To ensure that the market value of the underlying collateral remains sufficient, collateral values are evaluated on a daily basis, and collateral is obtained from or returned to the counterparty when contractually required. Under repurchase agreements, we are required to post collateral in an amount that typically exceeds the carrying value of these agreements. In the event that the market value of the securities we pledge as collateral declines, we may have to post additional collateral or reduce borrowing amounts. Reverse repurchase agreements and repurchase agreements are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Consolidated Statements of Financial Condition. See Note 6 for additional information regarding collateralized agreements and financings.

Securities borrowed and securities loaned

We may act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one counterparty and then either lend them to another counterparty or use them in our broker-dealer operations to cover short positions or finance certain firm activities. Where permitted, we have also loaned, to broker-dealers and other financial institutions, securities owned by the firm or our clients or others we have received as collateral. Securities borrowed and securities loaned transactions are accounted for as collateralized agreements and collateralized financings, respectively, and are recorded at the amount of cash advanced or received. In securities borrowed transactions, we are required to deposit cash with the lender in an amount which is generally in excess of the market value of securities borrowed. With respect to securities loaned, we generally receive cash in an amount in excess of the market value of securities loaned. We evaluate the market value of securities borrowed and loaned on a daily basis, with additional collateral exchanged as necessary. Securities borrowed and securities loaned are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Consolidated Statements of Financial Condition. See Note 6 for additional information regarding collateralized agreements and financings.

Financial instruments, financial instrument liabilities, at fair value

"Financial instruments" and "Financial instrument liabilities" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements.

> Level 1 - Financial instruments included in Level 1 are highly liquid instruments valued using unadjusted quoted prices in active markets for identical assets or liabilities.

> Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments).

> Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgment and estimation. These instruments are generally valued using discounted cash flow techniques.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary by instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation techniques and inputs

The fair values of certain financial instruments are derived using pricing models and other valuation techniques that involve management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments which are actively traded will generally have a higher degree of price transparency than financial instruments that are less frequently traded. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For debt securities, our definition of actively traded is based on security type, considering liquidity and price transparency. For equity securities, our definition of actively traded is based on average daily trading volume. We have determined the market for other types of financial instruments to be uncertain or inactive as of both September 30, 2025 and 2024. As a result, the valuation of these financial instruments included management judgment in determining the relevance and reliability of market information available.

The level within the fair value hierarchy, specific valuation techniques, and other significant accounting policies pertaining to financial instruments at fair value on our Consolidated Statements of Financial Condition are described as follows.

Trading assets and trading liabilities

Trading assets and trading liabilities are comprised primarily of the financial instruments held by our broker-dealer subsidiaries and include debt securities, equity securities, brokered certificates of deposit, and other financial instruments. Trading assets and trading liabilities are recorded at fair value with realized and unrealized gains and losses reflected in "Principal transactions" in current period net income.

When available, we use quoted prices in active markets to determine the fair value of our trading assets and trading liabilities. Such instruments are classified within Level 1 of the fair value hierarchy.

When trading instruments are traded in secondary markets and quoted market prices for identical instruments do not exist, we utilize valuation techniques, including matrix pricing, to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal prepayments and default probabilities. We utilize prices from third-party pricing services to corroborate our estimates of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods. Securities valued using these techniques are classified within Level 2 of the fair value hierarchy.

Within each broker-dealer subsidiary, we offset our long and short positions for identical securities recorded at fair value as part of our trading assets (long positions) and trading liabilities (short positions).

Available-for-sale securities

Available-for-sale securities, which are held in our Bank segment, are classified at the date of purchase. They are comprised primarily of agency mortgage-backed securities ("MBS"), agency collateralized mortgage obligations ("CMOs"), U.S. Treasuries, and other securities which are guaranteed by the U.S. government or its agencies. Available-for-sale securities are used as part of our interest rate risk and liquidity management strategies.

The fair values of our available-for-sale securities are determined by obtaining prices from third-party pricing services, which are primarily based on valuation models. The third-party pricing services provide comparable price evaluations utilizing observable market data for similar securities. Such observable market data is comprised of benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data (including market research publications), and loan performance experience. We utilize other third-party pricing services to corroborate the pricing information obtained from the primary pricing service. The majority of our available-for-sale securities are classified within Level 2 of the fair value hierarchy; however, certain available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Interest on available-for-sale securities is recognized in interest income on an accrual basis, with the related accrued interest not yet received reflected in "Other receivables" on our Consolidated Statements of Financial Condition. Discounts are accreted and premiums are amortized as an adjustment to yield over the estimated average life of the security, after factoring in the impact of prepayments. Unrealized gains or losses due to market factors on available-for-sale securities are recorded through other comprehensive income/(loss) ("OCI"), net of applicable taxes, and are thereafter presented in equity as a component of accumulated other comprehensive income ("AOCI") on our Consolidated Statements of Financial Condition. Realized gains and losses on sales of available-for-sale securities are recognized using the specific identification method and are reflected in "Other" revenue in the period sold.

Derivative assets and derivative liabilities

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Consolidated Statements of Financial Condition. To reduce credit exposure on certain of our derivative transactions, we may enter into a master netting arrangement that allows for net settlement of all derivative transactions with each counterparty within the same subsidiary. In addition, the credit support annex allows parties to the master netting agreement to mitigate their credit risk by requiring the party which is out of the money to post collateral. Generally the collateral we accept is in the form of either cash or marketable securities. Where permitted, we elect to net-by-counterparty certain derivatives entered into under a legally enforceable master netting agreement and, therefore, the fair value of those derivatives are netted by counterparty on our Consolidated Statements of Financial Condition. As we elect to net-by-counterparty the fair value of such derivatives, we also net-by-counterparty cash collateral exchanged as part of those derivative agreements. Collateral received in the form of marketable securities is not offset as part of such derivative agreements.

We may also require certain counterparties to make a cash deposit at the inception of a derivative agreement, referred to as "initial margin." This initial margin is included in "Cash and cash equivalents" and "Other payables" on our Consolidated Statements of Financial Condition. We are also required to maintain deposits with the clearing organizations we utilize to clear certain of our interest rate derivatives, for which we have generally posted securities as collateral. This initial margin is included as a component of "Other investments" and "Available-for-sale securities" on our Consolidated Statements of Financial Condition. On a daily basis, we also pay cash to, or receive cash from, these clearing organizations due to changes in the fair value of the derivatives which they clear. Such payments are referred to as "variation margin" and are considered to be settlement of the related derivatives.

Interest rate derivatives

We enter into interest rate derivatives as part of our trading activities in our fixed income business to facilitate client transactions or to actively manage risk exposures that arise from our client activity, including a portion of our trading inventory. In addition, we enter into interest rate derivatives with clients of our Bank segment, including clients with whom we have entered into loans or other lending arrangements, to facilitate their respective interest rate risk management strategies. The majority of these derivatives are traded in the over-the-counter market and are executed directly with another counterparty with certain of these derivatives cleared and settled through a clearing organization. Gains or losses related to the change in fair value of derivatives, including due to interest rates, are recorded in "Principal transactions" on our Consolidated Statements of Income and Comprehensive Income. The fair values of these interest rate derivatives are obtained from internal or third-party pricing models that consider current market trading levels and the contractual prices for the underlying financial instruments, as well as time value, yield curve and other volatility factors underlying the positions. Since these model inputs can be observed in liquid markets and the models do not require significant judgment, such derivatives are classified within Level 2 of the fair value hierarchy. We corroborate the output of our internal pricing models by preparing an independent calculation using a third-party model. Our fixed income business also holds to-be-announced security contracts that are accounted for as derivatives, which are classified within Level 1 of the fair value hierarchy.

We enter into floating-rate advances from the Federal Home Loan Bank ("FHLB") to, in part, fund lending and investing activities in our Bank segment and then enter into interest rate contracts which swap variable interest payments of such borrowings for fixed interest payments. We also enter into interest rate contracts which swap variable interest payments associated with certain money market and saving account deposits for fixed interest payments. These interest rate swaps are designated as cash flow hedges and effectively fix a portion of our Bank segment's cost of funds and mitigate a portion of the market risk associated with its lending and investing activities. The gains or losses on our Bank segment's cash flow hedges are recorded, net of tax, in shareholders' equity as a component of AOCI and subsequently reclassified to earnings when the hedged transaction affects earnings, specifically upon the incurrence of interest expense on the hedged borrowings and deposits. Hedge effectiveness is assessed at inception and at each reporting period utilizing regression analysis. As the key terms of the hedging instrument and hedged transaction match at inception, management expects the hedges to be effective while they are outstanding. The fair value of these interest rate swaps is determined by obtaining valuations from a third-party pricing service. These third-party valuations are based on observable inputs such as time value and yield curves. We validate these observable inputs by preparing our own independent calculation using a secondary model. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments used to manage interest rates are classified as operating activities. We classify these derivatives within Level 2 of the fair value hierarchy.

Foreign-exchange derivatives

We enter into three-month forward foreign exchange contracts primarily to hedge the risks related to Raymond James Bank's investment in its Canadian subsidiary, as well as its risk resulting from transactions denominated in currencies other than the U.S. dollar. The majority of these derivatives are designated as net investment hedges. The gains or losses related to these designated net investment hedges are recorded, net of tax, in shareholders' equity as part of the cumulative translation adjustment component of AOCI. In the event the net investment is sold or substantially liquidated, the associated cumulative translation adjustment, including amounts related to the net investment hedge, are reclassified to "Other" revenues. Gains and losses on undesignated foreign exchange derivative instruments are recorded in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income. Hedge effectiveness is assessed at each reporting period using a method that is based on changes in forward rates and measured using the hypothetical derivatives method. As the terms of the hedging instrument and hypothetical derivative generally match at inception, the hedge is expected to be highly effective.

The fair values of our forward foreign exchange contracts are determined by obtaining valuations from a third-party pricing service or model. These valuations are based on observable inputs such as spot rates, forward foreign exchange rates and both U.S. and foreign interest rate curves. We validate the observable inputs utilized in the third-party valuation model by preparing an independent calculation using a secondary valuation model. These forward foreign exchange contracts are classified within Level 2 of the fair value hierarchy.

Other investments

Other investments consist primarily of private equity investments, securities pledged as collateral with clearing organizations, and term deposits with Canadian financial institutions. Our securities pledged as collateral with clearing organizations, which primarily include U.S. Treasuries, and term deposits are categorized within Level 1 of the fair value hierarchy.

Private equity investments consist primarily of investments in third-party private equity funds. The private equity funds in which we invest are primarily closed-end funds in which our investments are generally not eligible for redemption. We receive distributions from these funds as the underlying assets are liquidated or distributed. These investments are measured at fair value with any gains or losses recognized in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income. The fair values of substantially all of our private equity investments are determined utilizing the net asset value ("NAV") of the fund as a practical expedient with the remainder utilizing Level 3 valuation techniques.

Client-owned fractional shares

Within our broker-dealer subsidiaries, when dividend reinvestment programs or other corporate action events result in clients receiving a share quantity that is not a whole number, we transact in the fractional shares on a principal basis. We include these fractional shares in "Other assets" on our Consolidated Statements of Financial Condition and record an associated liability to the client in "Other payables" as we must fulfill our clients' future fractional share redemptions. We account for the fractional share assets and related repurchase liabilities at fair value. The fair values of the fractional share assets and liabilities are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy.

Brokerage client receivables, net

Brokerage client receivables include receivables from the clients of our broker-dealer subsidiaries and are principally for amounts due on cash and margin transactions. Such receivables are generally collateralized by securities owned by the clients. Securities beneficially owned by clients, including those that collateralize margin or other similar transactions, are not reflected on our Consolidated Statements of Financial Condition. See Note 6 for additional information regarding this collateral. Brokerage client receivables are reported at their outstanding principal balance, net of any allowance for credit losses. See the "Allowance for credit losses" section below for a discussion of our application of the practical expedient under the CECL guidance for financial assets secured by collateral.

Other receivables, net

Other receivables primarily include receivables from brokers, dealers and clearing organizations, receivables related to the RJBDP, accrued interest receivables, and accrued fees from product sponsors. Receivables from brokers, dealers and clearing organizations primarily consist of cash deposits placed with clearing organizations, which includes cash deposited as initial margin, as well as receivables related to sales of securities which have traded but not yet settled including amounts receivable for securities failed to deliver.

We present "Other receivables, net" on our Consolidated Statements of Financial Condition, net of any allowance for credit losses. However, these receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for other receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced.

We include accrued interest receivables related to our financial assets in "Other receivables, net" on the Consolidated Statements of Financial Condition. We reverse any uncollectible accrued interest against interest income when the related financial asset is moved to nonaccrual status. Given that we write off uncollectible amounts in a timely manner, we do not recognize an allowance for credit losses against accrued interest receivable.

Bank loans, net

Loans held for investment

Bank loans are comprised of loans originated or purchased by our Bank segment and include securities-based loans ("SBL"), commercial and industrial ("C&I") loans, commercial real estate ("CRE") loans, real estate investment trust ("REIT") loans, residential mortgage loans, and tax-exempt loans. The loans which we have the intent and the ability to hold until maturity or payoff are recorded at their unpaid principal balance plus any premium paid in connection with the purchase of the loan or less any discounts received in connection with the purchase of the loan, less the allowance for credit losses and charge-offs, and net of deferred fees and costs on originated loans. Loan origination fees and direct costs, as well as premiums and discounts on loans that are not revolving, are capitalized and recognized in interest income using the effective interest method, taking into consideration scheduled payments and prepayments. Loan discounts include fair value adjustments associated with our acquisition of TriState Capital Bank which are accreted into interest income over the weighted-average life of the underlying loans, estimated to approximate four years as of the acquisition date, which may vary based on prepayments. For revolving loans, the straight-line method is used based on the contractual term. Syndicated loans purchased in the secondary market are recorded on the trade date. Interest income is recorded on an accrual basis.

We segregate our loan portfolio into six loan portfolio segments, which also serve as classes of financing receivables for purposes of credit analysis. These portfolio segments are: SBL, C&I, CRE (primarily loans that are secured by income-producing properties and CRE construction loans), REIT (loans made to businesses that own or finance income-producing real estate), residential mortgage, and tax-exempt. Loans in our SBL portfolio segment are primarily collateralized by the borrower's marketable securities at advance rates consistent with industry standards and, to a lesser extent, the cash surrender value of any applicable life insurance policies. An insignificant portion of our SBL portfolio is collateralized by private securities or other financial instruments with a limited trading market. See Note 7 for additional information on our bank loans held for investment. See the "Allowance for credit losses" section below for information on our allowance policies.

Loans held for sale

Certain residential mortgage loans originated and intended for sale in the secondary market due to their fixed interest rate terms are carried at the lower of cost or estimated fair value. The fair values of the residential mortgage loans held for sale are estimated using observable prices obtained from counterparties for similar loans. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

We purchase the guaranteed portions of Small Business Administration ("SBA") loans and account for these loans at the lower of cost or estimated fair value. We then aggregate SBA loans with similar characteristics into pools for securitization and sell these pools in the secondary market. Individual SBA loans may be sold prior to securitization. The fair values of the SBA loans which have not yet been securitized are determined based upon their committed sales price, third-party price quotes, or are determined using a third-party pricing service. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

Once the SBA loans are securitized into a pool, the respective securities are classified as trading instruments based on our intention to sell the securities and are carried at fair value. Sales of the securitizations are accounted for as of settlement date, which is the date we have surrendered control over the transferred assets. We do not retain any interest in the securitizations once they are sold.

Corporate loans, which include C&I, CRE and REIT loans, as well as tax-exempt loans are designated as held for investment upon inception and recorded in loans receivable. If we subsequently designate a corporate or tax-exempt loan as held for sale, which generally occurs as part of our credit management activities, we then write down the carrying value of the loan with a partial charge-off, if necessary, to carry it at the lower of cost or estimated fair value. The fair value estimate is based on collateral value less selling costs for the collateral-dependent loans and discounted cash flows for loans that are not collateral-dependent. These nonrecurring fair value measurements are classified within Level 2 or Level 3 of the fair value hierarchy.

Gains and losses on sales of residential mortgage loans held for sale, SBA loans that are not part of a securitized pool, and corporate loans transferred from the held for investment portfolio, are included as a component of "Other" revenues on our Consolidated Statements of Income and Comprehensive Income, while interest collected on these assets is included in "Interest income."

Unfunded lending commitments

We have outstanding at any time a significant number of commitments to extend credit and other credit-related off-balance-sheet financial instruments such as revolving lines of credit, standby letters of credit and loan purchases. Our policy is generally to require customers to pledge collateral at the time of closing. The amount of collateral pledged, if it is deemed necessary upon extension of credit, is based on our credit evaluation of the borrower. Collateral securing unfunded lending commitments varies but may include assets such as marketable securities, accounts receivable, inventory, real estate, and income-producing commercial properties.

In the normal course of business, we issue or participate in the issuance of standby letters of credit whereby we provide an irrevocable guarantee of payment in the event the letter of credit is drawn down by the beneficiary. These standby letters of credit generally expire in one year or less. In the event that a letter of credit is drawn down, we would pursue repayment from the party under the existing borrowing relationship or would liquidate collateral, or both. The proceeds from repayment or liquidation of collateral are expected to satisfy the amounts drawn down under the existing letters of credit.

The allowance for potential credit losses associated with these unfunded lending commitments is included in "Other payables" on our Consolidated Statements of Financial Condition. Refer to the "Allowance for credit losses" section that follows for a discussion of the reserve calculation methodology and Note 18 for additional information about these commitments.

We recognize the revenue associated with corporate syndicated standby letters of credit, which is generally received quarterly, on a cash basis, the effect of which does not differ significantly from recognizing the revenue in the period the fee is earned. Unused corporate line of credit fees are accounted for on an accrual basis.

Loan modifications

In the normal course of business, we may modify the original terms of a loan agreement. In certain circumstances, we may agree to modify the original terms of a loan agreement to a borrower experiencing financial difficulty, which may include a borrower in default, financial distress, bankruptcy, or other circumstances. Modifications of loans to borrowers experiencing financial difficulty are designed to reduce our loss exposure while providing borrowers with an opportunity to work through financial difficulties, often to avoid foreclosure or bankruptcy. Loan modifications to borrowers experiencing financial difficulty typically involve principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay (i.e., payment or maturity forbearance greater than six months), or a term extension, or any combination thereof. Modified loans to borrowers experiencing financial difficulty are subject to our nonaccrual policies. See the "Nonperforming assets" section below for information on our nonaccrual policies.

Nonperforming assets

Nonperforming assets are comprised of both nonperforming loans and other real estate owned. Nonperforming loans include those loans which have been placed on nonaccrual status and any accruing loans which are 90 days or more past due and in the process of collection.

Loans of all classes are generally placed on nonaccrual status when we determine that full payment of all contractual principal and interest is in doubt or the loan is past due 90 days or more as to contractual interest or principal unless the loan, in our opinion, is well-secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written-off against interest income and accretion of the net deferred loan origination fees ceases. Interest is recognized using the cash method for SBL and substantially all residential mortgage loans, and the cost recovery method for corporate and tax-exempt loans thereafter until the loan qualifies for return to accrual status. Most loans are returned to an accrual status when the loans have been brought contractually current with the original or amended terms and have been maintained on a current basis for a reasonable period, generally six months. However, corporate loans that have been partially charged off generally remain on nonaccrual status until such loans are fully repaid or sold.

Other real estate acquired in the settlement of loans, including through, or in lieu of, loan foreclosure, is initially recorded at the lower of cost or fair value less estimated selling costs through a charge to the allowance for credit losses, thus establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed and the assets are carried at the lower of the carrying amount or fair value, as determined by a current appraisal or discounted cash flow valuation less estimated costs to sell, and are included in "Other assets" on our Consolidated Statements of Financial Condition. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

Bank loan charge-off policies

Corporate and tax-exempt loans are monitored on an individual basis, and loan grades are reviewed at least quarterly to ensure they reflect the loan's current credit risk. When we determine that it is likely that a corporate or tax-exempt loan will not be collected in full, the loan is evaluated for a potential write down of the carrying value. After consideration of a number of factors, including the borrower's ability to restructure the loan, alternative sources of repayment, and other factors affecting the borrower's ability to repay the debt, the portion of the loan deemed to be a confirmed loss, if any, is charged-off. For collateral-dependent loans secured by real estate, the amount of the loan considered a confirmed loss and charged-off is generally equal to the difference between the recorded investment in the loan and the collateral's appraised value less estimated costs to sell. For C&I and tax-exempt loans, we evaluate all sources of repayment to arrive at the amount considered to be a loss and charged-off. Corporate banking and credit risk managers also meet regularly to review criticized loans (i.e., loans that are rated special mention or worse as defined by bank regulators). Additional charge-offs are taken when the value of the collateral changes or there is an adverse change in the expected cash flows.

A portion of our corporate loan portfolio is comprised of participations in either Shared National Credits ("SNCs") or other large syndicated loans in the U.S. and Canada. The SNCs are U.S. loan syndications totaling over $100 million that are shared between three or more regulated institutions. The agent bank's regulator reviews a portion of SNC loans on a semi-annual basis and provides a synopsis of each loan's regulatory classification, including loans that are designated for nonaccrual status and directed charge-offs. We must be at least as critical as the agent bank's regulator with our nonaccrual designations, directed charge-offs, and classifications, potentially impacting our allowance for credit losses and charge-offs. Corporate loans are subject to our internal review procedures and regulatory review by the Board of Governors of the Federal Reserve System ("the Fed") and either the Florida Office of Financial Regulation or the Pennsylvania Department of Banking and Securities as part of our respective banks' regulatory examinations.

Substantially all residential mortgage loans over 60 days past due are reviewed to determine loan status, collection strategy and charge-off recommendations. Charge-offs are typically considered on residential mortgage loans once the loans are delinquent 90 days or more and then generally taken before the loan is 120 days past due. A charge-off is taken against the allowance for credit losses for the difference between the loan amount and the amount that we estimate will ultimately be collected, based on the value of the underlying collateral less estimated costs to sell. We predominantly use broker price opinions for these valuations. If a loan remains in pre-foreclosure status for more than nine months, an updated valuation is obtained to determine if further charge-offs are necessary.

Loans to financial advisors, net

We offer loans to financial advisors for recruiting and retention purposes. The decision to extend credit to a financial advisor is generally based on their ability to generate future revenues. Loans offered are generally repaid over a five-to-ten year period, with interest recognized as earned, and are contingent upon continued affiliation with us. These loans are not assignable by the financial advisor and may only be assigned by us to a successor in interest. There is no fee income associated with these loans. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us and generally does not continue to accrue interest. Based upon the nature of these financing receivables, affiliation status (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us) is the primary credit risk factor within this portfolio. We present the outstanding balance of loans to financial advisors on our Consolidated Statements of Financial Condition, net of the allowance for credit losses. Refer to the allowance for credit losses section that follows for additional information related to our allowance for credit losses on our loans to financial advisors. See Note 8 for additional information on our loans to financial advisors.

Loans to financial advisors who are actively affiliated with us are considered past due once they are 30 days or more delinquent as to the payment of contractual interest or principal. Such loans are placed on nonaccrual status when we determine that full payment of contractual principal and interest is in doubt, or the loan is past due 180 days or more as to contractual interest or principal. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written-off against interest income. Interest is recognized using the cash method for these loans thereafter until the loan qualifies for return to accrual status. Loans are returned to an accrual status when the loans have been brought contractually current with the original terms and have been maintained on a current basis for a reasonable period, generally six months.

When we determine that it is likely a loan will not be collected in full, the loan is evaluated for a potential write down of the carrying value. After consideration of the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt, the portion of the loan deemed a confirmed loss, if any, is charged-off. A charge-off is taken against the allowance for credit losses for the difference between the amortized cost and the amount we estimate will ultimately be collected. Additional charge-offs are taken if there is an adverse change in the expected cash flows.

Allowance for credit losses

We evaluate our held for investment bank loans, unfunded lending commitments, loans to financial advisors and certain other financial assets to estimate an allowance for credit losses ("ACL") over the remaining life of the financial instrument. The remaining life of our financial assets is determined by considering contractual terms and expected prepayments, among other factors.

We use multiple methodologies in estimating an allowance for credit losses and our approaches may differ by the subsidiary which holds the asset, the type of financial asset and the risk characteristics within each financial asset type. Our estimates are based on ongoing evaluations of the portfolio, the related credit risk characteristics, and the overall economic and environmental conditions affecting the financial assets. For certain of our financial assets with collateral maintenance provisions (e.g., SBL, collateralized agreements, and margin loans), we apply the practical expedient allowed under the CECL guidance in estimating an allowance for credit losses. We reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required. As a result, we estimate zero credit losses to the extent that the fair value of the collateral equals or exceeds the related carrying value of the financial asset. When the fair value of the collateral securing the financial asset is less than the carrying value, qualitative factors such as historical experience (adjusted for current risk characteristics and economic conditions) as well as reasonable and supportable forecasts are considered in estimating the allowance for credit losses on the unsecured portion of the financial asset.

Credit losses are charged-off against the allowance when we believe the uncollectibility of the financial asset is confirmed. Subsequent recoveries, if any, are credited to the allowance once received. A credit loss expense, or benefit, is recorded in earnings in an amount necessary to adjust the allowance for credit losses to our estimate as of the end of each reporting period. Our provision or benefit for credit losses for outstanding bank loans is included in "Bank loan provision/(benefit) for credit losses" on our Consolidated Statements of Income and Comprehensive Income and our provision or benefit for credit losses for all other financing receivables, including loans to financial advisors, and unfunded lending commitments, is included in "Other" expense.

Loans

We generally estimate the allowance for credit losses on our loan portfolios using credit risk models which incorporate relevant available information from internal and external sources relating to past events, current conditions, and reasonable and supportable economic forecasts. After testing the reasonableness of a variety of economic forecast scenarios, each model is run using a single forecast scenario selected for such model. Our forecasts incorporate assumptions related to macroeconomic indicators including, but not limited to, U.S. gross domestic product ("GDP"), equity market indices, unemployment rates, and commercial real estate and residential home price indices. At the conclusion of our reasonable and supportable forecast period, which currently ranges from two to four years depending on the model and macroeconomic variables, we generally use a straight-line reversion approach over a one-year period, where applicable, to revert to historical loss information for C&I, REIT, and tax-exempt loans. For CRE and residential mortgage loans, we incorporate a reasonable and supportable forecast of various macroeconomic variables over the remaining life of the assets including an assumption that each macroeconomic variable will revert to a long-term expectation starting in years two to four of the forecast and largely completing within the first five years of the forecast. We assess the length of the reasonable and supportable forecast period and the reversion period, our reversion approach, our economic forecasts and our methodology for estimating the historical loss information on a quarterly basis.

The allowance for credit losses on loans is generally evaluated and measured on a collective basis, based on the subsidiary which holds the asset, and then typically by loan portfolio segment, due to similar risk characteristics. When a loan does not share similar risk characteristics with other loans, the loan is evaluated for credit losses on an individual basis. Various risk characteristics are considered when determining whether the loan should be collectively evaluated including, but not limited to, financial asset type, internal risk ratings, collateral type, industry of the borrower, and historical or expected credit loss patterns.

The allowance for credit losses on collectively evaluated loans for each respective subsidiary is comprised of two components: (a) a quantitative allowance; and (b) a qualitative allowance, which is based on an analysis of model limitations and other factors not considered by the quantitative models. There are several factors considered in estimating the quantitative allowance for credit losses on collectively evaluated loans which generally include, but are not limited to, the internal risk rating, historical loss experience (including adjustments due to current risk characteristics and economic conditions), prepayments, borrower-controlled extensions, and expected recoveries. We use third-party data for historical information on collectively evaluated corporate loans and residential mortgage loans.

The qualitative portion of our allowance for credit losses includes certain factors that are not incorporated into the quantitative estimate and would generally require adjustments to the allowance for credit losses. These qualitative factors are intended to address developing trends related to each portfolio segment and would generally include, but are not limited to: changes in lending policies and procedures, including changes in underwriting standards and collection; our loan review process; volume and severity of delinquent loans; changes in the seasoning of the loan portfolio and the nature, volume and terms of loans; loan diversification and credit concentrations; changes in the value of underlying collateral; changes in legal and regulatory environments; local, regional, national and international economic conditions, or recent catastrophic events not already reflected in the quantitative estimate; and the routine time delay between when economic data is gathered, analyzed and distributed by our service providers and current macroeconomic developments.

Held for investment bank loans

Raymond James Bank: The allowance for credit losses for the C&I, CRE, REIT, residential mortgage, and tax-exempt portfolio segments is estimated using credit risk models that project a probability of default ("PD"), which is then multiplied by the loss given default ("LGD") and the estimated exposure at default ("EAD") at the loan-level for every period remaining in the loan's expected life, including the maturity period. Historical information, combined with macroeconomic variables, are used in estimating the PD, LGD and EAD. Our credit risk models consider several factors when estimating the expected credit losses which may include, but are not limited to, financial performance and position, estimated prepayments, geographic location, industry or sector type, debt type, loan size, capital structure, initial risk levels and the economic outlook. Additional factors considered by the residential mortgage model include FICO scores and loan-to-value ("LTV") ratios.

TriState Capital Bank: The allowance for credit losses utilizes a lifetime or cumulative loss rate methodology, which identifies macroeconomic factors and asset-specific characteristics correlated with credit loss experience including loan age, loan type, and leverage. The lifetime loss rate is applied to the amortized cost of the loan and builds on default and recovery probabilities by utilizing pool-specific historical loss rates. These pool-specific historical loss rates may be adjusted for forecasted macroeconomic variables and other factors such as differences in underwriting standards, portfolio mix, or when historical asset terms do not reflect the contractual terms of the financial assets. Each quarter, the relevancy of historical loss information is assessed and management considers any necessary adjustments. Loss rates are based on historical averages for each loan pool, adjusted to reflect the impact of a single, forward-looking forecast of certain macroeconomic variables, including GDP, unemployment rates, corporate bond credit spreads, and commercial property values, which management considers to be both reasonable and supportable.

See Note 7 for additional information about our bank loans, including credit quality indicators considered in developing the allowance for credit losses.

Unfunded lending commitments

We estimate credit losses on unfunded lending commitments using a methodology consistent with that used in the corresponding bank loan portfolio segment and also based on the expected funding probabilities for fully binding commitments. As a result, the allowance for credit losses for unfunded lending commitments will vary depending upon the mix of lending commitments and future funding expectations. All classes of individually evaluated unfunded lending commitments are analyzed in conjunction with the specific allowance process previously described.

Loans to financial advisors

The allowance for credit losses on loans to financial advisors is estimated using credit risk models that incorporate average annual loan-level loss rates and estimated prepayments based on historical data. The qualitative component of our estimate considers internal and external factors that are not incorporated into the quantitative estimate such as the reasonable and supportable forecast period. In estimating an allowance for credit losses on our individually-evaluated loans to financial advisors, we generally take into account the affiliation status of the financial advisor (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us), the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt.

Available-for-sale securities

Credit losses on available-for-sale securities are limited to the difference between the security's amortized cost basis and its fair value on the reporting date. Credit losses, if any, are recognized through an allowance for credit losses rather than as a direct reduction in amortized cost basis or the acquisition date fair value, as applicable. We expect zero credit losses on the portion of our available-for-sale securities portfolio that is comprised of U.S. government and government agency-backed securities and the related accrued interest receivable for which payments of both principal and interest are guaranteed, and for which we have not historically experienced any credit losses. Unrealized losses related to these available-for-sale securities are generally due to changes in market interest rates, and we have the ability and intent to hold these securities until recovery of the amortized cost basis. On a quarterly basis, we reassess our expectation of zero credit losses on such securities, giving consideration to any relevant changes in the securities or the issuer.

On a quarterly basis, we also evaluate non-agency-backed available-for-sale securities in an unrealized loss position for expected credit losses. We first determine whether it is more likely than not that we will sell the impaired securities, giving consideration to current and forecasted liquidity requirements, regulatory and capital requirements, and our securities portfolio management. If it is more likely than not that we will sell an available-for-sale security with a fair value below amortized cost before recovery, the security's book basis is written down to fair value through earnings. For available-for-sale debt securities that it is more likely than not that we will not sell before recovery, a provision for credit losses is recorded through earnings for the amount of the valuation decline below book basis that is attributable to credit losses. We consider the extent to which fair value is less than amortized cost, credit ratings and other factors related to the security in assessing whether a credit loss exists, and we measure the credit loss by comparing the present value of cash flows expected to be collected to the book basis of the security limited by the amount that the fair value is less than the book basis. The remaining difference between the security's fair value and its book basis (that is, the decline in fair value not attributable to credit losses) is recognized in OCI on an after-tax basis. Changes in the allowance for credit losses are recorded as provisions for credit losses. Losses are charged against the allowance when we believe the security is uncollectible or we intend to sell the security. At September 30, 2025, based on our assessment of those securities not guaranteed by the U.S government or its agencies, we did not recognize an allowance for credit losses.

Identifiable intangible assets, net

Certain identifiable intangible assets we acquire such as those related to customer relationships, core deposits, developed technology, trade names and non-compete agreements, are amortized over their estimated useful lives on a straight-line basis and are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. Amortization expense and impairment losses, if any, related to our identifiable intangible assets are included in "Other" expenses on our Consolidated Statements of Income and Comprehensive Income.

We also hold indefinite-lived identifiable intangible assets, which are not amortized. Rather, these assets are subject to an evaluation of potential impairment on an annual basis to determine whether the estimated fair value is in excess of its carrying value, or between annual impairment evaluation dates, if events or circumstances indicate there may be impairment. In the course of our evaluation of the potential impairment of such indefinite-lived assets, we may elect either a qualitative or a quantitative assessment. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value is greater than its carrying amount, we are not required to perform a quantitative impairment analysis. However, if we conclude otherwise, we then perform a quantitative impairment analysis. We have elected January 1 as our annual impairment evaluation date, evaluating balances as of December 31. See Note 10 for additional information regarding the outcome of our impairment assessment.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Indefinite lived intangible assets such as goodwill are not amortized, but rather evaluated for impairment at least annually, or between annual impairment evaluation dates whenever events or circumstances indicate potential impairment exists. Impairment exists when the carrying value of a reporting unit, which is generally at the level of or one level below our business segments, exceeds its respective fair value.

In the course of our evaluation of a potential impairment to goodwill, we may elect either a qualitative or a quantitative assessment. Our qualitative assessments consider macroeconomic indicators, such as trends in equity and fixed income markets, GDP, labor markets, interest rates, and housing markets. We also consider regulatory changes, as well as company-specific factors such as market capitalization, reporting unit specific results, and changes in key personnel and strategy. Changes in these indicators, and our ability to respond to such changes, may trigger the need for impairment testing at a point other than our annual assessment date. We assess these, and other, qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative impairment analysis is not required. However, if we conclude otherwise, we then perform a quantitative impairment analysis. Alternatively, if we elect not to perform a qualitative assessment, we perform a quantitative evaluation.

In the event of a quantitative assessment, we estimate the fair value of the reporting unit with which the goodwill is associated and compare it to the carrying value. We estimate the fair value of our reporting units using an income approach based on a discounted cash flow model that includes significant assumptions about future operating results and cash flows and, if appropriate, a market approach. If the carrying value of a reporting unit is greater than the estimated fair value, an impairment charge is recognized for the excess.

We have elected January 1 as our annual goodwill impairment evaluation date, evaluating balances as of December 31. See Note 10 for additional information regarding the outcome of our goodwill impairment assessments.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Other assets

Other assets is primarily comprised of investments in corporate-owned life insurance, property and equipment, net, ROU lease assets, prepaid expenses, investments in FHLB and FRB stock, investments in real estate partnerships held by consolidated VIEs, and certain other investments which are not carried at fair value on a recurring basis. See Note 11 for additional information. Other assets also includes client-owned fractional shares for which we act in a principal capacity. See our client-owned fractional shares policy above for additional information.

We maintain investments in corporate-owned life insurance policies primarily utilized to indirectly fund certain non-qualified deferred compensation plans and other employee benefit plans. These life insurance policies are recorded at cash surrender value as determined by the insurer. See Note 22 for information on the non-qualified deferred compensation plans.

Ownership of FHLB and FRB stock is a requirement for all banks seeking membership into and access to the services provided by these banking systems. These investments are carried at cost.

Raymond James Affordable Housing Investments, Inc. ("RJAHI"), a wholly-owned subsidiary of RJF, or one of its affiliates, acts as the managing member or general partner in Low-Income Housing Tax Credit ("LIHTC") funds and other funds of a similar nature, some of which require consolidation. These funds invest in housing project limited partnerships or limited liability companies ("LLCs") which purchase and develop affordable housing properties generally qualifying for federal and state low-income housing tax credits and/or provide a mechanism for banks and other institutions to meet certain regulatory obligations. The investments in project partnerships of all of the LIHTC and other fund VIEs which require consolidation are included in "Other assets" on our Consolidated Statements of Financial Condition.

Our Bank segment holds investments which deliver tax benefits, including in LIHTC funds, some of which are managed by RJAHI. We also hold other investments in tax credit structures. These investments are included in "Other assets" on our Consolidated Statements of Financial Condition. See the "Income taxes" section of this Note 2 for a discussion of our accounting for investments which qualify for tax credits. See additional discussion in this Note 2 regarding our evaluation and conclusions around consolidation of such VIEs.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and software amortization. Property and equipment primarily consists of software, buildings, certain leasehold improvements, and furniture. Software includes both purchased software and internally developed software that has been placed in service, as well as certain software projects where development is in progress. Buildings primarily consists of owned facilities. Leasehold improvements are generally costs associated with lessee-owned interior office space improvements. Equipment primarily consists of communications and technology hardware. Depreciation of assets (other than land, which is not depreciated) is primarily calculated using the straight-line method over the estimated useful lives of the assets, generally within ranges outlined in the following table.

Asset type	Estimated useful life
Buildings, building components and land improvements	15 to 40 years
Furniture, fixtures and equipment	3 to 10 years
Software	2 to 10 years
Leasehold improvements (lessee-owned)	Lesser of useful life or lease term

Costs for significant internally developed software projects are capitalized when the costs relate to development of new applications or modification of existing internal-use software that results in additional functionality. Internally developed software project costs related to preliminary-project and post-project activities are expensed as incurred.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance, as well as all maintenance costs associated with software applications, are expensed in the period incurred. Depreciation expense associated with property and equipment is included in "Occupancy and equipment" expense on our Consolidated Statements of Income and Comprehensive Income. Amortization expense associated with computer software is included in "Communications and information processing" expense on our Consolidated Statements of Income and Comprehensive Income. Gains and losses on disposals of property and equipment are included in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income in the period of disposal. See Note 12 for additional information regarding our property and equipment.

Leases

We have operating leases for the premises we occupy in many of our U.S. and foreign locations, including our employee-based branch office operations. At inception, we determine if an arrangement to utilize a building or piece of equipment is a lease and, if so, the appropriate lease classification. Substantially all of our leases are operating leases. If the arrangement is determined to be a lease, we recognize a ROU lease asset in "Other assets" and a corresponding lease liability in "Other payables" on our Consolidated Statements of Financial Condition. ROU lease assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. We elected the practical expedient, where leases with an initial or acquired term of 12 months or less are not recorded as a ROU lease asset or lease liability. Our lease terms include any noncancelable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that we will exercise those options.

We record our ROU lease assets at the amount of the lease liability plus any prepaid rent, amounts paid for lessor-owned leasehold improvements, and initial direct costs, less any lease incentives and accrued rent. We record lease liabilities at commencement date (or acquisition date, for leases assumed through acquisitions) based on the present value of lease payments over the lease term, which is discounted using our commencement date or acquisition date incremental borrowing rate, or at the imputed rate within the lease, as appropriate. Our incremental borrowing rate considers the weighted-average yields on our senior notes payable, adjusted for collateralization and tenor. Payments that vary because of changes in facts or circumstances occurring after the commencement date, such as operating expense payments under a real estate lease, are considered variable and are expensed in the period incurred. For our real estate leases, we elected the practical expedient to account for the lease and non-lease components as a single lease. Lease expense for our lease payments is recognized on a straight-line basis over the lease term if the ROU lease asset has not been impaired or abandoned. See Note 13 for additional information on our leases.

Bank deposits

Bank deposits include money market accounts, savings accounts, interest-bearing and non-interest-bearing demand deposits, and certificates of deposit held at our Bank segment. Bank deposits include deposits that are swept from the investment accounts of PCG clients through the RJBDP which are primarily included in money market and savings accounts, as well as deposits associated with our Enhanced Savings Program ("ESP"), which are primarily included within interest-bearing demand deposits, and certificates of deposit. Deposits are stated at the principal amount outstanding. Interest on deposits is accrued and charged to interest expense daily and is paid or credited in accordance with the terms of the respective accounts. The interest rates on the vast majority of our deposits are determined based on market rates and, in certain cases, may be linked to an index, such as the effective federal funds rate. See Note 14 for additional detail regarding deposits.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a loss is probable and a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the minimum amount in the range of loss is accrued. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible, or for which a loss is not determined to be probable.

We record liabilities related to legal and regulatory matters in "Other payables" on our Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss experienced by the client; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal and regulatory matter is reviewed in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded through "Other" expense on our Consolidated Statements of Income and Comprehensive Income. The actual costs of resolving legal or regulatory matters may be substantially higher or lower than the recorded liability amounts for such matters. Our costs of defense related to such matters are expensed in the period they are incurred. Such defense costs are primarily related to external legal fees which are included within "Professional fees" on our Consolidated Statements of Income and Comprehensive Income. See Note 18 for additional information.

Share-based compensation

We account for the compensation cost related to share-based payment awards made to employees, directors, and independent contractors based on the estimated fair values of the awards on the date of grant. The compensation cost of our share-based awards, net of estimated forfeitures, is amortized over the requisite service period of the awards. For share-based payment awards with performance conditions, we estimate the expected level of achievement of the award and recognize the compensation cost based on the level of achievement deemed probable. Changes in the estimated outcome of our share-based awards with a performance condition are reflected as a cumulative adjustment to expense in the period of the change in estimate. Share-based compensation amortization is included in "Compensation, commissions and benefits" expense on our Consolidated Statements of Income and Comprehensive Income. See Note 22 for additional information on our share-based compensation.

Deferred compensation plans

We maintain various deferred compensation plans for the benefit of certain employees and independent contractors that provide a return to the participant based upon the performance of various referenced investments. For the Voluntary Deferred Compensation Plan ("VDCP"), Long-Term Incentive Plan ("LTIP"), and certain other plans, we purchase and hold corporate-owned life insurance policies on the lives of certain current and former participants to provide a source of funds available to satisfy our obligations under the plan. See Note 11 for information regarding the carrying value of such policies. Compensation expense is recognized for all awards made under such plans with future service requirements over the requisite service period using the straight-line method. Changes in the value of the corporate-owned life insurance policies, as well as the expenses associated with the related deferred compensation plans, are recorded in "Compensation, commissions and benefits" expense on our Consolidated Statements of Income and Comprehensive Income. See Note 22 for additional information.

Foreign currency translation

The statements of financial condition of the foreign subsidiaries we consolidate are translated at exchange rates as of the period-end. The statements of income are translated either at an average exchange rate for the period or, in certain cases, at the exchange rate in effect on the date which transactions occur. The gains or losses resulting from translating foreign currency financial statements into U.S. dollar ("USD") are included in OCI and are thereafter presented in equity as a component of AOCI. Gains and losses relating to transactions in currencies other than the respective subsidiaries' functional currency are reported in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income.

Income taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide for income taxes on all transactions recorded in our consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Our net deferred tax assets and net deferred tax liabilities presented on the financial statements are based upon the jurisdictional footprint of the firm. We consider our major jurisdictions for disclosure purposes to be federal, state, Canada, and the UK. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns, including the repatriation of undistributed earnings of foreign subsidiaries. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or liquidity. See Note 17 for additional information on our income taxes.

We hold equity investments in certain structures which deliver tax benefits, including LIHTC funds, historic tax credit ("HTC") funds, and renewable energy tax credit investments. For those LIHTC, HTC, and renewable energy tax credit equity investments that qualify for the application of the proportional amortization method, we apply such method. Under the proportional amortization method, such investment is amortized in proportion to the allocation of tax benefits received in each year, and the investment amortization and the tax benefits are presented on a net basis within "Provision for income taxes" on our Consolidated Statements of Income and Comprehensive Income. The income tax credits and other income tax benefits received related to such investments are included in "Cash flows from operating activities" on our Consolidated Statements of Cash Flows.

When our tax credit equity investments do not qualify for the proportional amortization method, we record the investment amortization, through the application of the equity method of accounting, in "Other" expenses on our Consolidated Statements of Income and Comprehensive Income and the federal tax credits that result from such investments are recorded using the flow-through method where the benefits reduce our provision for income taxes in the year the tax credits are earned. As a result, inclusion of these tax credits may not align to the year in which we amortize the related investments. Other income or losses generated from such investments are generally included in "Other" income or "Other" expenses, respectively, on our Consolidated Statements of Income and Comprehensive Income and in "Cash flows from operations" on our Consolidated Statements of Cash Flows.

Earnings per share ("EPS")

Basic EPS is calculated by dividing earnings attributable to common shareholders by the weighted-average common shares outstanding. Earnings attributable to common shareholders represents net income reduced by preferred stock dividends as well as the allocation of earnings and dividends to participating securities. Diluted EPS is calculated similarly to basic EPS adjusted for the dilutive effect of share-based awards, primarily certain restricted stock units ("RSUs"), by application of the treasury stock method.

Evaluation of VIEs to determine whether consolidation is required

A VIE requires consolidation by the entity's primary beneficiary. Examples of entities that may be VIEs include certain legal entities structured as corporations, partnerships or LLCs.

We evaluate all of the entities in which we are involved to determine if the entity is a VIE and if so, whether we hold a variable interest and are the primary beneficiary. We hold variable interests primarily in the following VIEs: certain private equity investments, a trust fund established for employee retention purposes ("Restricted Stock Trust Fund"), certain LIHTC funds or funds of a similar nature, and certain other investment structures for which we receive tax credits. See Note 9 for additional information on our VIEs.

Determination of the primary beneficiary of a VIE

We consolidate VIEs when we are deemed to be the primary beneficiary of the VIE. The process for determining whether we are the primary beneficiary of the VIE is to conclude whether we are a party to the VIE holding a variable interest that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

Our determination of the primary beneficiary of each entity in which an RJF subsidiary has a variable interest requires judgment and is based on an analysis of all relevant facts and circumstances, including: (1) an assessment of the characteristics of the variable interest and other involvement the subsidiary has with the entity, including involvement of related parties and any de facto agents, as well as the involvement of other variable interest holders, namely, limited partners or investor members, and (2) the entity's purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

LIHTC funds

RJAHI is the managing member or general partner in a number of LIHTC funds having one or more investor members or limited partners. These LIHTC funds are organized as LLCs or limited partnerships for the purpose of investing in a number of project partnerships, which are limited partnerships or LLCs that purchase and develop, or hold, low-income housing properties qualifying for tax credits and/or provide a mechanism for banks and other institutions to meet their Community Reinvestment Act obligations throughout the U.S.

In the design of most tax credit fund VIEs, the investor members invest solely for tax attributes associated with the portfolio of low-income housing properties held by the fund. However, certain fund VIEs which invest and hold project partnerships that have already delivered most of the tax credits to their investors hold the projects to monetize anticipated future tax benefits for which the project may ultimately qualify. In both instances, RJAHI, as the managing member or general partner of the fund, is responsible for overseeing the fund's operations.

RJAHI sponsors two general types of tax credit funds designed to deliver tax benefits to the investors. Generally, neither type meets the VIE consolidation criteria. These types of funds include single investor funds and multi-investor funds. RJAHI does not typically provide guarantees related to the delivery or funding of tax credits or other tax attributes to the investor members or limited partners of tax credit funds. The investor member(s) or limited partner(s) of the VIEs bear the risk of loss on their investment. Additionally, under the tax credit fund's designed structure, the investor member(s) or limited partner(s) receive nearly all of the tax credits and tax-deductible loss benefits designed to be delivered by the fund entity, as well as a majority of any proceeds upon a sale of a project partnership held by a tax credit fund (fund level residuals). RJAHI earns fees from the fund for its services in organizing the fund, identifying and acquiring the project partnership investments and ongoing asset management, and receives a share of any residuals arising from sale of project partnerships upon the termination of the fund. Such fees are recorded in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income.

In single investor funds that deliver tax benefits, RJAHI has concluded that the one single investor member or limited partner in such funds, in nearly all instances, has significant participating rights over the activities that most significantly impact the economics of the fund. Therefore RJAHI, as managing member or general partner of such funds, is not the one party with power over such activities and resultantly is not deemed to be the primary beneficiary of such single investor funds and, in nearly all cases, these funds are not consolidated.

In multi-investor funds that deliver tax benefits, RJAHI has concluded that since the participating rights over the activities that most significantly impact the economics of the fund are not held by one single investor member or limited partner, RJAHI is deemed to have the power over such activities. RJAHI then assesses whether its projected benefits to be received from the multi-investor funds, primarily its share of any residuals upon the termination of the fund, are potentially significant to the fund. As such residuals received upon termination are not expected to be significant to the funds, in nearly all cases, these funds are not consolidated.

RJAHI may also sponsor other funds designed to hold projects to monetize future tax benefits for which the projects may qualify in either single investor or multi-investor form. In single investor form, the limited partner has significant participating rights over the activities that most significantly impact the economics of the fund, and therefore RJAHI is not the primary beneficiary of such funds and such funds are not consolidated. In multi-investor form, we have concluded that we meet the power criteria since participating rights are not held by any one single investor and thus RJAHI is deemed to have the power over such activities; however, we have concluded that we do not meet the benefits criteria given we do not expect the benefits to be potentially significant and therefore we are not the primary beneficiary and we do not consolidate the funds.

Direct investments in LIHTC project partnerships

Raymond James Bank and TriState Capital Bank are the investor members of LIHTC funds that deliver tax benefits which we have determined to be VIEs, and in which RJAHI, or its subsidiary, is the managing member. For Raymond James Bank, we have determined that it is the primary beneficiary of one such VIE and therefore, we consolidate the fund. TriState Capital Bank also holds investments in other LIHTC funds for which we have determined that we are not the primary beneficiary. LIHTC funds which we consolidate are investor members in certain LIHTC project partnerships. Since unrelated third parties are the managing members of the investee project partnerships, we have determined that consolidation of these project partnerships is not required and the funds account for their project partnership investments under the equity method. These investments are included in "Other assets" on our Consolidated Statements of Financial Condition. See Note 18 for information regarding our commitments to these investments.

Private Equity Interests

As part of our private equity investments, we hold investments in certain third-party partnerships (our "Private Equity Interests"). We evaluated the characteristics of these Private Equity Interests and concluded that they are VIEs. In our analysis of the criteria to determine whether we were the primary beneficiary of the Private Equity Interests VIEs, we analyzed the power and benefits criteria. We have determined we are a passive limited partner investor, and thus, we do not have the power to make decisions that most significantly affect the economic performance of such VIEs. Accordingly, in such circumstances, we have determined we are not the primary beneficiary and therefore we do not consolidate these VIEs.

Restricted Stock Trust Fund

We utilize a trust in connection with certain of our RSU awards. This trust fund was established and funded for the purpose of acquiring our common stock in the open market to be used to settle RSUs granted as a retention vehicle for certain employees of our Canadian subsidiaries. We are deemed to be the primary beneficiary and, accordingly, consolidate this trust fund.

Acquisitions

Our financial statements include the operations of acquired businesses starting from the completion of the acquisition. Acquisitions are generally recorded as business combinations, whereby the assets acquired and liabilities assumed are recorded on the date of acquisition at their respective estimated fair values, including any identifiable intangible assets. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Significant judgment is required in estimating the fair value of certain acquired assets and liabilities. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain as they pertain to forward-looking views of our businesses, client behavior, and market conditions. We consider the income, market and cost approaches and place reliance on the approach or approaches deemed most appropriate to estimate the fair value of acquired intangible assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants and include the amount and timing of future cash flows (including expected growth rates and profitability) and the discount rate applied to the cash flows.

Determining the useful life of an intangible asset also requires judgment. With the exception of certain customer relationships, the majority of our acquired intangible assets (e.g., customer relationships, trade names and non-compete agreements) are expected to have determinable useful lives. We estimate the useful lives of these intangible assets based on a number of factors including competitive environment, market share, trademark, brand history, underlying demand, and operating plans. Finite-lived intangible assets are amortized over their estimated useful life. Refer to Note 10 and our goodwill and intangible assets policies above for additional information.

<u>NOTE 3 – FAIR VALUE</u>

Our "Financial instruments" and "Financial instrument liabilities" on our Consolidated Statements of Financial Condition are recorded at fair value. See Note 2 for additional information about such instruments and our significant accounting policies related to fair value. The following tables present assets and liabilities measured at fair value on a recurring basis.

$ in millions	Level 1	Level 2	Level 3	Netting adjustments [1]	Balance as of September 30, 2025
Assets at fair value on a recurring basis:					
Trading assets:					
Municipal and provincial obligations	$ 6	$ 403	$ —	$ —	$ 409
Corporate obligations	11	659	—	—	670
Government and agency obligations	41	108	—	—	149
Agency mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMOs") and asset-backed securities ("ABS")	—	231	—	—	231
Non-agency CMOs and ABS	—	36	—	—	36
Total debt securities	58	1,437	—	—	1,495
Equity securities	17	3	—	—	20
Brokered certificates of deposit	—	19	—	—	19
Other	—	—	4	—	4
Total trading assets	75	1,459	4	—	1,538
Available-for-sale securities [2]	430	6,458	—	—	6,888
Derivative assets:					
Interest rate	2	304	—	(239)	67
Foreign exchange	—	1	—	—	1
Total derivative assets	2	305	—	(239)	68
All other investments:					
Government and agency obligations [3]	92	—	—	—	92
Other	185	1	7	—	193
Total all other investments	277	1	7	—	285
Other assets - client-owned fractional shares	171	—	—	—	171
Subtotal	955	8,223	11	(239)	8,950
Other investments - private equity - measured at NAV					105
Total assets at fair value on a recurring basis	$ 955	$ 8,223	$ 11	$ (239)	$ 9,055
Liabilities at fair value on a recurring basis:					
Trading liabilities:					
Municipal and provincial obligations	$ 3	$ —	$ —	$ —	$ 3
Corporate obligations	—	651	—	—	651
Government and agency obligations	164	—	—	—	164
Agency MBS and CMOs	—	42	—	—	42
Total debt securities	167	693	—	—	860
Equity securities	31	—	—	—	31
Total trading liabilities	198	693	—	—	891
Derivative liabilities:					
Interest rate	3	306	—	(123)	186
Foreign exchange	—	2	—	—	2
Other	—	—	2	—	2
Total derivative liabilities	3	308	2	(123)	190
Other payables - repurchase liabilities related to client-owned fractional shares	171	—	—	—	171
Total liabilities at fair value on a recurring basis	$ 372	$ 1,001	$ 2	$ (123)	$ 1,252

$ in millions	Level 1	Level 2	Level 3	Netting adjustments [1]	Balance as of September 30, 2024
Assets at fair value on a recurring basis:					
Trading assets:					
Municipal and provincial obligations	$ 2	$ 304	$ —	$ —	$ 306
Corporate obligations	12	630	—	—	642
Government and agency obligations	49	144	—	—	193
Agency MBS, CMOs, and ABS	—	205	—	—	205
Non-agency CMOs and ABS	—	95	—	—	95
Total debt securities	63	1,378	—	—	1,441
Equity securities	14	2	—	—	16
Brokered certificates of deposit	—	20	—	—	20
Other	—	—	3	—	3
Total trading assets	77	1,400	3	—	1,480
Available-for-sale securities [2]	704	7,556	—	—	8,260
Derivative assets:					
Interest rate	3	335	—	(246)	92
Foreign exchange	—	7	—	—	7
Other	—	—	4	—	4
Total derivative assets	3	342	4	(246)	103
All other investments:					
Government and agency obligations [3]	91	—	—	—	91
Other	101	1	7	—	109
Total all other investments	192	1	7	—	200
Other assets - client-owned fractional shares	133	—	—	—	133
Subtotal	1,109	9,299	14	(246)	10,176
Other investments - private equity - measured at NAV					102
Total assets at fair value on a recurring basis	$ 1,109	$ 9,299	$ 14	$ (246)	$ 10,278
Liabilities at fair value on a recurring basis:					
Trading liabilities:					
Municipal and provincial obligations	$ 5	$ —	$ —	$ —	$ 5
Corporate obligations	—	598	—	—	598
Government and agency obligations	243	6	—	—	249
Agency MBS and CMOs	—	26	—	—	26
Total debt securities	248	630	—	—	878
Equity securities	97	1	—	—	98
Total trading liabilities	345	631	—	—	976
Derivative liabilities:					
Interest rate	3	343	—	(123)	223
Foreign exchange	—	1	—	—	1
Total derivative liabilities	3	344	—	(123)	224
Other payables - repurchase liabilities related to client-owned fractional shares	133	—	—	—	133
Total liabilities at fair value on a recurring basis	$ 481	$ 975	$ —	$ (123)	$ 1,333

(1)   Netting adjustments represent the impact of counterparty and collateral netting on our derivative balances included on our Consolidated Statements of Financial Condition. See Note 5 for additional information.

(2)   Our available-for-sale securities primarily consist of agency MBS, agency CMOs, and U.S. Treasuries. See Note 4 for additional information.

(3)   These assets are primarily comprised of U.S. Treasuries purchased to meet certain deposit requirements with clearing organizations.

Level 3 recurring fair value measurements

The following tables present the changes in fair value for Level 3 assets and liabilities measured at fair value on a recurring basis. The realized and unrealized gains and losses in the tables may include changes in fair value that were attributable to both observable and unobservable inputs. In the following tables, gains/(losses) on trading and derivative instruments are reported in "Principal transactions" and gains/(losses) on other investments are reported in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income.

Year ended September 30, 2025
Level 3 instruments at fair value

| | Financial assets | | | Financial liabilities |
| | Trading assets | Derivative assets | Other investments | Derivative liabilities |
$ in millions	Other	Other	All other	Other
Fair value beginning of year	$ 3	$ 4	$ 7	$ —
Total gains/(losses) included in earnings	3	(2)	—	(2)
Purchases and contributions	98	—	—	—
Sales and distributions	(100)	(2)	—	—
Transfers:				
Into Level 3	—	—	—	—
Out of Level 3	—	—	—	—
Fair value end of year	$ 4	$ —	$ 7	$ (2)
Unrealized gains/(losses) for the year included in earnings for instruments held at the end of the year	$ —	$ —	$ —	$ (2)

Year ended September 30, 2024
Level 3 instruments at fair value

| | Financial assets | | |
| | Trading assets | Derivative assets | Other investments |
$ in millions	Other	Other	Other
Fair value beginning of year	$ 4	$ —	$ 30
Total gains/(losses) included in earnings	—	4	(3)
Purchases and contributions	100	—	—
Sales and distributions	(101)	—	(20)
Transfers:			
Into Level 3	—	—	—
Out of Level 3	—	—	—
Fair value end of year	$ 3	$ 4	$ 7
Unrealized gains/(losses) for the year included in earnings for instruments held at the end of the year	$ (3)	$ 4	$ —

As of September 30, 2025, 10% of our assets and 2% of our liabilities were measured at fair value on a recurring basis. In comparison, as of September 30, 2024, 12% of our assets and 2% of our liabilities were measured at fair value on a recurring basis. As of both September 30, 2025 and 2024, Level 3 assets represented less than 1% of our assets measured at fair value on a recurring basis.

Investments in private equity measured at net asset value per share

As a practical expedient, we utilize NAV or its equivalent to determine the recorded value of a portion of our private equity investments portfolio. We utilize NAV when the fund investment does not have a readily determinable fair value and the NAV of the fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the investments at fair value.

Our private equity portfolio as of September 30, 2025 primarily included investments in third-party funds, including growth equity, venture capital, and mezzanine lending fund investments. Our investments cannot be redeemed directly with the funds.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Our investments are monetized through the liquidation of underlying assets of fund investments, the timing of which is uncertain.

The following table presents the recorded value and unfunded commitments related to our private equity investments portfolio.

$ in millions	Recorded value	Unfunded commitment
September 30, 2025		
Private equity investments measured at NAV	$ 105	$ 38
Private equity investments not measured at NAV	7	
Total private equity investments	$ 112	
September 30, 2024		
Private equity investments measured at NAV	$ 102	$ 26
Private equity investments not measured at NAV	7	
Total private equity investments	$ 109	

Financial instruments measured at fair value on a nonrecurring basis

The following table presents assets measured at fair value on a nonrecurring basis along with the valuation techniques and significant unobservable inputs used in the valuation of the assets classified as level 3. These inputs represent those that a market participant would take into account when pricing these instruments. Weighted averages are calculated by weighting each input by the relative fair value of the related financial instrument.

$ in millions	Level 2	Level 3	Total fair value	Valuation technique(s)	Unobservable input	Range (weighted-average)
September 30, 2025						
Bank loans:						
Residential mortgage loans	$ 5	$ 7	$ 12	Collateral or discounted cash flow [1]	Prepayment rate	7 yrs. - 12 yrs. (10.5 yrs.)
Corporate loans	$ —	$ 179	$ 179	Collateral or discounted cash flow [1]	Recovery rate	24% - 96% (76%)
Loans held for sale	$ 31	$ —	$ 31	N/A	N/A	N/A
September 30, 2024						
Bank loans:						
Residential mortgage loans	$ 2	$ 7	$ 9	Collateral or discounted cash flow [1]	Prepayment rate	7 yrs. - 12 yrs. (10.5 yrs.)
Corporate loans	$ —	$ 106	$ 106	Collateral or discounted cash flow [1]	Recovery rate	0% - 37% (37%)

(1) The valuation techniques used to estimate the fair values are based on collateral value less selling costs for the collateral-dependent loans and discounted cash flows for loans that are not collateral-dependent. Unobservable inputs used in the collateral valuation technique are not meaningful and unobservable inputs used in the discounted cash flow valuation technique are presented in the table.

(2) See the "Bank loans, net - Loans held for sale" section of Note 2 of this Form 10-K for information on the valuation techniques used in the valuation of our loans held for sale measured at fair value on a nonrecurring basis.

Financial instruments not recorded at fair value

Many, but not all, of the financial instruments we hold were recorded at fair value on the Consolidated Statements of Financial Condition. The following table presents the estimated fair value and fair value hierarchy of financial assets and liabilities that are not recorded at fair value on the Consolidated Statements of Financial Condition at September 30, 2025 and 2024. This table excludes financial instruments that are carried at amounts which approximate fair value.

$ in millions	Level 2	Level 3	Total estimated fair value	Carrying amount
September 30, 2025				
Financial assets:				
Bank loans, net	$ 386	$ 50,362	$ 50,748	$ 51,345
Financial liabilities:				
Bank deposits - certificates of deposit	$ 1,943	$ —	$ 1,943	$ 1,937
Senior notes payable	$ 3,299	$ —	$ 3,299	$ 3,520
September 30, 2024				
Financial assets:				
Bank loans, net	$ 183	$ 45,002	$ 45,185	$ 45,879
Financial liabilities:				
Bank deposits - certificates of deposit	$ 2,623	$ —	$ 2,623	$ 2,612
Other borrowings - subordinated notes payable	$ 97	$ —	$ 97	$ 99
Senior notes payable	$ 1,874	$ —	$ 1,874	$ 2,040

Short-term financial instruments: The carrying value of short-term financial instruments, such as cash and cash equivalents, including amounts segregated for regulatory purposes and restricted cash, and the majority of collateralized agreements and collateralized financings are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents, including amounts segregated for regulatory purposes and restricted cash, are classified as Level 1 and collateralized agreements and financings are classified as Level 2.

Bank loans, net: These financial instruments are primarily comprised of loans originated or purchased by our Bank segment and include SBL, C&I loans, commercial and residential real estate loans, REIT loans, and tax-exempt loans intended to be held until maturity or payoff. These financial instruments are primarily recorded at amounts that result from the application of the accounting methodologies for loans held for investment summarized in Note 2. Certain bank loans are held for sale, which are carried at the lower of cost or market value. A portion of these loans held for sale, as well as certain held for investment loans which have been written-down, are recorded at fair value as nonrecurring fair value measurements and therefore are excluded from the preceding table.

The fair values for both variable and fixed-rate loans held for investment are estimated using a discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality, which includes our estimate of future credit losses expected to be incurred. The majority of these loans are classified as Level 3 under the fair value hierarchy. Refer to Note 2 for information regarding the fair value policies specific to loans held for sale.

Receivables and other assets: Brokerage client receivables, other receivables, and certain other assets are recorded at amounts that approximate fair value and are classified as Levels 2 and 3 under the fair value hierarchy. As specified under GAAP, the FHLB and FRB stock are recorded at cost, which we have determined to approximate their estimated fair value, and are classified as Level 2 under the fair value hierarchy.

Loans to financial advisors, net: These financial instruments are primarily comprised of loans to financial advisors, primarily offered for recruiting and retention purposes. Loans to financial advisors, net are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy. Refer to Note 2 for information regarding loans to financial advisors, net.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Bank deposits: The fair values for demand deposits are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of money market and savings accounts approximate their fair values as substantially all of these deposits are variable-rate accounts and short-term in nature. Demand deposits and money market and savings accounts are classified as Level 2 under the fair value hierarchy. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates based on the remaining term of the deposit. Fixed-rate certificates of deposit were classified as Level 2 under the fair value hierarchy.

Payables: Brokerage client payables, accrued compensation, commissions and benefits, and other payables are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

Other borrowings: Other borrowings primarily included our Bank segment's borrowings from the FHLB and, as of September 30, 2024, our 5.75% fixed-to-floating subordinated notes due 2030, which were redeemed on August 15, 2025. FHLB advances generally reflect terms that approximate current market rates for similar loans and therefore, their carrying value approximates fair value. Our FHLB advances were classified as Level 2 under the fair value hierarchy. The fair value of the subordinated notes as of September 30, 2024 was estimated by discounting scheduled cash flows through the estimated maturity using market rates for borrowings of similar maturities and was classified as Level 2 under the fair value hierarchy.

Senior notes payable: The fair value of our senior notes payable is calculated based upon recent trades of those debt securities in the market. Our senior notes payable are classified as Level 2 under the fair value hierarchy.

NOTE 4 – AVAILABLE-FOR-SALE SECURITIES

The following table details the amortized costs and fair values of our available-for-sale securities. See Note 2 for a discussion of our accounting policies applicable to our available-for-sale securities. See Note 3 for additional information regarding the fair value of available-for-sale securities.

$ in millions	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value
September 30, 2025				
Agency residential MBS	$ 3,531	$ 3	$ (265)	$ 3,269
Agency commercial MBS	1,223	—	(85)	1,138
Agency CMOs	1,421	3	(147)	1,277
U.S. Treasuries	429	1	—	430
Other agency obligations	229	—	(2)	227
Non-agency residential MBS	484	1	(32)	453
Corporate bonds	79	1	(1)	79
Other	14	1	—	15
Total available-for-sale securities	$ 7,410	$ 10	$ (532)	$ 6,888
September 30, 2024				
Agency residential MBS	$ 4,147	$ 3	$ (327)	$ 3,823
Agency commercial MBS	1,415	—	(119)	1,296
Agency CMOs	1,394	1	(170)	1,225
U.S. Treasuries	706	—	(2)	704
Other agency obligations	565	—	(6)	559
Non-agency residential MBS	553	1	(27)	527
Corporate bonds	107	1	(2)	106
Other	19	1	—	20
Total available-for-sale securities	$ 8,906	$ 7	$ (653)	$ 8,260

The amortized costs and fair values in the preceding table exclude $18 million and $23 million of accrued interest on available-for-sale securities as of September 30, 2025 and 2024, respectively, which was included in "Other receivables, net" on our Consolidated Statements of Financial Condition.

See Note 6 for additional information regarding available-for-sale securities pledged with the FHLB and FRB.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table details the contractual maturities, amortized costs, fair values and current yields for our available-for-sale securities. Weighted-average yields are calculated on a taxable-equivalent basis based on estimated annual income divided by the average amortized cost of these securities. Since our MBS and CMO available-for-sale securities are backed by mortgages, actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties. As a result, the weighted-average life of our available-for-sale securities portfolio, after factoring in estimated prepayments, was approximately 3.8 years as of September 30, 2025.

			September 30, 2025		
$ in millions	Within one year	After one but within five years	After five but within ten years	After ten years	Total
Agency residential MBS					
Amortized cost	$ 1	$ 208	$ 1,581	$ 1,741	$ 3,531
Fair value	$ 1	$ 198	$ 1,470	$ 1,600	$ 3,269
Weighted-average yield	2.00 %	1.44 %	1.32 %	2.45 %	1.88 %
Agency commercial MBS					
Amortized cost	$ 223	$ 816	$ 138	$ 46	$ 1,223
Fair value	$ 219	$ 760	$ 121	$ 38	$ 1,138
Weighted-average yield	1.59 %	1.35 %	1.27 %	1.85 %	1.40 %
Agency CMOs					
Amortized cost	$ —	$ —	$ 33	$ 1,388	$ 1,421
Fair value	$ —	$ —	$ 30	$ 1,247	$ 1,277
Weighted-average yield	— %	— %	1.35 %	2.34 %	2.31 %
U.S. Treasuries					
Amortized cost	$ 233	$ 196	$ —	$ —	$ 429
Fair value	$ 233	$ 197	$ —	$ —	$ 430
Weighted-average yield	4.11 %	4.11 %	— %	— %	4.11 %
Other agency obligations					
Amortized cost	$ 88	$ 104	$ 28	$ 9	$ 229
Fair value	$ 88	$ 103	$ 28	$ 8	$ 227
Weighted-average yield	2.80 %	3.63 %	2.42 %	3.07 %	3.14 %
Non-agency residential MBS					
Amortized cost	$ —	$ —	$ —	$ 484	$ 484
Fair value	$ —	$ —	$ —	$ 453	$ 453
Weighted-average yield	— %	— %	— %	4.14 %	4.14 %
Corporate bonds					
Amortized cost	$ 9	$ 47	$ 23	$ —	$ 79
Fair value	$ 10	$ 47	$ 22	$ —	$ 79
Weighted-average yield	5.63 %	5.09 %	5.02 %	— %	5.14 %
Other					
Amortized cost	$ —	$ —	$ 5	$ 9	$ 14
Fair value	$ —	$ —	$ 5	$ 10	$ 15
Weighted-average yield	— %	— %	6.97 %	6.81 %	6.86 %
Total available-for-sale securities					
Amortized cost	$ 554	$ 1,371	$ 1,808	$ 3,677	$ 7,410
Fair value	$ 551	$ 1,305	$ 1,676	$ 3,356	$ 6,888
Weighted-average yield	2.91 %	2.06 %	1.39 %	2.64 %	2.25 %

The following table details the gross unrealized losses and fair values of securities that were in a loss position at the reporting period end, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position.

$ in millions	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
September 30, 2025						
Agency residential MBS	$ 23	$ —	$ 2,994	$ (265)	$ 3,017	$ (265)
Agency commercial MBS	—	—	1,129	(85)	1,129	(85)
Agency CMOs	2	—	978	(147)	980	(147)
U.S. Treasuries	215	—	9	—	224	—
Other agency obligations	—	—	227	(2)	227	(2)
Non-agency residential MBS	—	—	380	(32)	380	(32)
Corporate bonds	—	—	15	(1)	15	(1)
Other	1	—	5	—	6	—
Total	$ 241	$ —	$ 5,737	$ (532)	$ 5,978	$ (532)
September 30, 2024						
Agency residential MBS	$ —	$ —	$ 3,679	$ (327)	$ 3,679	$ (327)
Agency commercial MBS	—	—	1,287	(119)	1,287	(119)
Agency CMOs	30	—	1,114	(170)	1,144	(170)
U.S. Treasuries	475	—	229	(2)	704	(2)
Other agency obligations	10	—	539	(6)	549	(6)
Non-agency residential MBS	—	—	417	(27)	417	(27)
Corporate bonds	—	—	42	(2)	42	(2)
Other	—	—	4	—	4	—
Total	$ 515	$ —	$ 7,311	$ (653)	$ 7,826	$ (653)

At September 30, 2025, of the 779 available-for-sale securities in an unrealized loss position, 15 were in a continuous unrealized loss position for less than 12 months and 764 securities were in a continuous unrealized loss position for greater than 12 months.

At September 30, 2025, debt securities we held in excess of ten percent of our equity included those issued by the Federal National Home Mortgage Association and Federal Home Loan Mortgage Corporation with amortized costs of $3.51 billion and $2.15 billion, respectively, and fair values of $3.24 billion and $1.95 billion, respectively.

During the year ended September 30, 2025, we received proceeds of $78 million from sales of available-for-sale securities resulting in $2 million of losses. Such losses were reclassified from AOCI to "Other" revenue on the Consolidated Statements of Income and Comprehensive Income during the year ended September 30, 2025. There were no sales of available-for-sale securities during the years ended September 30, 2024 and 2023.

NOTE 5 – DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Consolidated Statements of Financial Condition. Cash flows related to our derivatives are included within operating activities on the Consolidated Statements of Cash Flows. The significant accounting policies governing our derivatives, including our methodologies for determining fair value, are described in Note 2.

Derivative balances included on our financial statements

The following table presents the gross fair values and notional amounts of derivatives by product type, the amounts of counterparty and cash collateral netting on our Consolidated Statements of Financial Condition, as well as collateral posted and received under credit support agreements that do not meet the criteria for netting under GAAP.

	September 30, 2025			September 30, 2024		
$ in millions	Derivative assets	Derivative liabilities	Notional amount	Derivative assets	Derivative liabilities	Notional amount
Derivatives not designated as hedging instruments						
Interest rate [1]	$ 306	$ 309	$ 20,446	$ 336	$ 346	$ 20,629
Foreign exchange	—	2	539	2	1	949
Other	—	2	1,096	4	—	1,105
Subtotal	306	313	22,081	342	347	22,683
Derivatives designated as hedging instruments						
Interest rate	—	—	850	2	—	1,250
Foreign exchange	1	—	1,242	5	—	1,226
Subtotal	1	—	2,092	7	—	2,476
Total gross fair value/notional amount	307	313	$ 24,173	349	347	$ 25,159
Offset on the Consolidated Statements of Financial Condition						
Counterparty netting	(92)	(92)		(86)	(86)	
Cash collateral netting	(147)	(31)		(160)	(37)	
Total amounts offset	(239)	(123)		(246)	(123)	
Net amounts presented on the Consolidated Statements of Financial Condition	68	190		103	224	
Gross amounts not offset on the Consolidated Statements of Financial Condition						
Financial instruments	(1)	—		(5)	—	
Total	$ 67	$ 190		$ 98	$ 224	

(1) Included to-be-announced security contracts that are accounted for as derivatives.

The following table details the gains/(losses) included in AOCI, net of income taxes, on derivatives designated as hedging instruments. These amounts do not include any offsetting gains/(losses) on the related hedged item. These gains/(losses) included any amounts reclassified from AOCI to net income during the year. See Note 19 for additional information.

	Year ended September 30,		
$ in millions	2025	2024	2023
Interest rate (cash flow hedges)	$ —	$ (37)	$ 1
Foreign exchange (net investment hedges)	39	2	(10)
Total gains/(losses) included in AOCI, net of taxes	$ 39	$ (35)	$ (9)

There were no components of derivative gains or losses excluded from the assessment of hedge effectiveness for each of the years ended September 30, 2025, 2024, or 2023. We expect to reclassify $8 million of interest expense out of AOCI and into earnings within the next 12 months. The maximum length of time over which forecasted transactions are or will be hedged is two years.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table details the gains/(losses) on derivatives not designated as hedging instruments recognized on the Consolidated Statements of Income and Comprehensive Income. These amounts do not include any offsetting gains/(losses) on the related hedged item.

		Year ended September 30,		
$ in millions	Location of gains/(losses)	2025	2024	2023
Interest rate	Principal transactions/other revenue	$ 15	$ 11	$ 20
Foreign exchange [1]	Other revenue	$ 13	$ (21)	$ (23)
Other	Principal transactions	$ (4)	$ 4	$ 2

(1)   The impacts included in our Consolidated Statements of Income and Comprehensive income of these gains/(losses) net of the gains/(losses) on the related hedged item were gains of $10 million, $7 million, and $6 million for the year ended September 30, 2025, 2024, and 2023 respectively.

Risks associated with our derivatives and related risk mitigation

Credit risk

We are exposed to credit losses primarily in the event of nonperformance by the counterparties to derivatives that are not cleared through a clearing organization. Where we are subject to credit exposure, we perform a credit evaluation of counterparties prior to entering into derivative transactions and we continue to monitor their credit standings on an ongoing basis. We may require initial margin or collateral from counterparties, generally in the form of cash or marketable securities to support certain of these obligations as established by the credit threshold specified by the agreement and/or as a result of monitoring the credit standing of the counterparties. We also enter into derivatives with clients, typically interest rate derivatives, to which either of our bank subsidiaries have provided loans. Such derivatives are generally collateralized by marketable securities or other assets of the client.

Interest rate and foreign exchange risk

We are exposed to interest rate risk related to certain of our interest rate derivatives. We are also exposed to foreign exchange risk related to our forward foreign exchange derivatives. On a daily basis, we monitor our risk exposure on our derivatives based on established sensitivity-based and foreign exchange spot limits.

Derivatives with credit-risk-related contingent features

Certain of our derivative contracts contain provisions that require our debt to maintain an investment-grade rating from one or more of the major credit rating agencies or contain provisions related to default on certain of our outstanding debt. If our debt were to fall below investment-grade or we were to default on certain of our outstanding debt, the counterparties to the derivative instruments could terminate the derivative and request immediate payment, or demand immediate and ongoing overnight collateralization on our derivative instruments in liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features that were in a liability position was not significant at either September 30, 2025 or 2024.

NOTE 6 – COLLATERALIZED AGREEMENTS AND FINANCINGS

Collateralized agreements are comprised of reverse repurchase agreements and securities borrowed. Collateralized financings are comprised of repurchase agreements and securities loaned. We enter into these transactions in order to facilitate client activities, acquire securities to cover short positions and finance certain firm activities. The significant accounting policies governing our collateralized agreements and financings are described in Note 2.

Our reverse repurchase agreements, repurchase agreements, securities borrowing, and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the parties to the transaction. For financial statement purposes, we do not offset our reverse repurchase agreements, repurchase agreements, securities borrowed, and securities loaned because the conditions for netting as specified by GAAP are not met. Although not offset on the Consolidated Statements of Financial Condition, these transactions are included in the following table.

	Collateralized agreements			Collateralized financings		
$ in millions	Reverse repurchase agreements	Securities borrowed	Total	Repurchase agreements	Securities loaned	Total
September 30, 2025						
Gross amounts of recognized assets/liabilities	$ 302	$ 396	$ 698	$ 325	$ 786	$ 1,111
Gross amounts offset on the Consolidated Statements of Financial Condition	—	—	—	—	—	—
Net amounts included in the Consolidated Statements of Financial Condition	302	396	698	325	786	1,111
Gross amounts not offset on the Consolidated Statements of Financial Condition	(302)	(372)	(674)	(325)	(768)	(1,093)
Net amounts	$ —	$ 24	$ 24	$ —	$ 18	$ 18
September 30, 2024						
Gross amounts of recognized assets/liabilities	$ 413	$ 336	$ 749	$ 402	$ 536	$ 938
Gross amounts offset on the Consolidated Statements of Financial Condition	—	—	—	—	—	—
Net amounts included in the Consolidated Statements of Financial Condition	413	336	749	402	536	938
Gross amounts not offset on the Consolidated Statements of Financial Condition	(413)	(326)	(739)	(402)	(522)	(924)
Net amounts	$ —	$ 10	$ 10	$ —	$ 14	$ 14

The total amount of collateral received under reverse repurchase agreements and the total amount of collateral posted under repurchase agreements exceeds the carrying value of these agreements on our Consolidated Statements of Financial Condition.

Repurchase agreements and securities loaned accounted for as secured borrowings

The following table presents our repurchase agreements and securities lending transactions accounted for as secured borrowings by type of collateral. Such secured borrowings have no stated maturity and are generally overnight and continuous.

	September 30,	
$ in millions	2025	2024
Repurchase agreements:		
Government and agency obligations	$ 125	$ 206
Agency MBS and agency CMOs	200	196
Total repurchase agreements	325	402
Securities loaned:		
Equity securities	786	536
Total collateralized financings	$ 1,111	$ 938

Collateral received and pledged

We receive cash and securities as collateral, primarily in connection with reverse repurchase agreements, securities borrowing agreements, derivative transactions, and client margin loans. The collateral we receive reduces our credit exposure to individual counterparties.

In many cases, we are permitted to deliver or repledge financial instruments we have received as collateral to satisfy our collateral requirements under our repurchase agreements, securities lending agreements or other secured borrowings, to satisfy deposit requirements with clearing organizations, or to otherwise meet either our or our clients' settlement requirements.

The following table presents financial instruments at fair value that we received as collateral, were not included on our Consolidated Statements of Financial Condition, and that were available to be delivered or repledged, along with the balances of such instruments that were delivered or repledged, to satisfy one of our purposes previously described.

	September 30,			
$ in millions	**2025**		2024	
Collateral we received that was available to be delivered or repledged	$	**4,003**	$	3,800
Collateral that we delivered or repledged	$	**2,080**	$	1,653

Encumbered assets

We pledge certain of our assets, primarily trading assets, to collateralize repurchase agreements or other secured borrowings, maintain lines of credit, or to satisfy our collateral or settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such instruments. The following table presents information about our assets that have been pledged for such purposes and whether third parties had the right to deliver or repledge such assets.

	September 30,			
$ in millions	**2025**		2024	
Had the right to deliver or repledge	$	**1,265**	$	1,281
Did not have the right to deliver or repledge	$	**66**	$	66

We pledge certain of our bank loans and available-for-sale securities with the FHLB as security for both the repayment of certain borrowings and to secure capacity for additional borrowings as needed. We also pledge certain loans and available-for-sale securities with the FRB to be eligible to participate in the Federal Reserve's discount window program and to participate in certain deposit programs. The FHLB and the FRB do not have the ability to sell or repledge such loans and securities. For additional information regarding our outstanding FHLB advances see Note 15. The following table presents information about our assets that have been pledged with the FHLB or FRB.

	September 30,			
$ in millions	**2025**		2024	
Assets pledged with the FHLB or FRB:				
Available-for-sale securities	$	**2,435**	$	3,979
Bank loans		**31,014**		11,794
Total assets pledged with the FHLB or FRB	$	**33,449**	$	15,773

NOTE 7 – BANK LOANS, NET

Bank client receivables are comprised of loans originated or purchased by our Bank segment and include SBL, C&I loans, CRE loans, REIT loans, residential mortgage loans, and tax-exempt loans. These receivables are collateralized by first and, to a lesser extent, second mortgages on residential or other real property, other assets of the borrower, a pledge of revenue, securities, or are unsecured. We segregate our loan portfolio into six loan portfolio segments: SBL, C&I, CRE, REIT, residential mortgage, and tax-exempt. See Note 2 for a discussion of our accounting policies related to bank loans and the allowance for credit losses.

Loan balances in the following tables are presented at amortized cost (outstanding principal balance net of unamortized purchase discounts or premiums, unearned income, deferred origination fees and costs, and charge-offs), except for certain held for sale loans recorded at fair value. Bank loans are presented on our Consolidated Statements of Financial Condition at amortized cost less the allowance for credit losses or fair value where applicable.

The following table presents the balances for held for investment loans by portfolio segment and held for sale loans.

$ in millions	September 30, 2025	September 30, 2024
SBL	$ 19,775	$ 16,233
C&I loans	10,777	9,953
CRE loans	7,840	7,615
REIT loans	1,690	1,716
Residential mortgage loans	10,295	9,412
Tax-exempt loans	1,226	1,338
Total loans held for investment	51,603	46,267
Held for sale loans	416	184
Total loans held for sale and investment	52,019	46,451
Allowance for credit losses	(452)	(457)
Bank loans, net	$ 51,567	$ 45,994
ACL as a % of total loans held for investment	0.88 %	0.99 %
Accrued interest receivable on bank loans (included in "Other receivables, net")	$ 216	$ 214

See Note 6 for additional information regarding bank loans pledged with the FHLB and FRB and Note 15 for additional information regarding borrowings from the FHLB.

Held for sale loans

We originated or purchased $3.57 billion, $2.80 billion, and $2.74 billion of loans held for sale during the years ended September 30, 2025, 2024, and 2023, respectively. The majority of these loans were purchases of the guaranteed portions of SBA loans that were initially classified as loans held for sale upon purchase and subsequently transferred to trading instruments once they had been securitized into pools. Proceeds from the sales of these loans held for sale and not securitized amounted to $1.08 billion, $618 million, and $835 million for the years ended September 30, 2025, 2024 and 2023, respectively. Net gains resulting from such sales were insignificant for each of the years ended September 30, 2025, 2024, and 2023.

Purchases and sales of loans held for investment

The following table presents purchases and sales of loans held for investment by portfolio segment.

$ in millions	C&I loans	CRE loans	REIT loans	Residential mortgage loans	Total
Year ended September 30, 2025					
Purchases	$ 1,003	$ —	$ 14	$ 287	$ 1,304
Sales	$ 219	$ 13	$ —	$ —	$ 232
Year ended September 30, 2024					
Purchases	$ 1,038	$ —	$ 5	$ 296	$ 1,339
Sales	$ 376	$ —	$ 9	$ —	$ 385
Year ended September 30, 2023					
Purchases	$ 465	$ 39	$ 24	$ 456	$ 984
Sales	$ 643	$ —	$ —	$ —	$ 643

Sales in the preceding table represent the recorded investment (i.e., net of charge-offs and discounts or premiums) of loans held for investment that were transferred to loans held for sale and subsequently sold to a third party during the respective period. As more fully described in Note 2, corporate loan sales generally occur as part of our credit management activities.

Past due, nonaccrual, and modified loans

The following table presents information on delinquency status of our loans held for investment.

$ in millions	30-89 days and accruing	90 days or more and accruing	Total past due and accruing	Nonaccrual with allowance	Nonaccrual with no allowance	Current and accruing	Total loans held for investment
September 30, 2025							
SBL	$ 1	$ —	$ 1	$ —	$ —	$ 19,774	$ 19,775
C&I loans	1	—	1	39	5	10,732	10,777
CRE loans	—	—	—	101	9	7,730	7,840
REIT loans	—	—	—	19	—	1,671	1,690
Residential mortgage loans	5	—	5	—	13	10,277	10,295
Tax-exempt loans	—	—	—	—	—	1,226	1,226
Total loans held for investment	$ 7	$ —	$ 7	$ 159	$ 27	$ 51,410	$ 51,603
September 30, 2024							
SBL	$ 3	$ —	$ 3	$ —	$ —	$ 16,230	$ 16,233
C&I loans	—	—	—	58	—	9,895	9,953
CRE loans	—	—	—	67	18	7,530	7,615
REIT loans	—	—	—	19	—	1,697	1,716
Residential mortgage loans	3	—	3	—	13	9,396	9,412
Tax-exempt loans	—	—	—	—	—	1,338	1,338
Total loans held for investment	$ 6	$ —	$ 6	$ 144	$ 31	$ 46,086	$ 46,267

The preceding table included $109 million and $89 million at September 30, 2025 and 2024, respectively, of nonaccrual loans which were current pursuant to their contractual terms.

As more fully described in Note 2, in the normal course of business, we may modify the original terms of a loan agreement to a borrower experiencing financial difficulty, which may include a borrower in default, financial distress, bankruptcy, or other circumstances. Loans to borrowers experiencing financial difficulty modified during the years ended September 30, 2025 and 2024 were not significant.

Collateral-dependent loans

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale of the underlying collateral. Collateral-dependent loans are recorded based upon the fair value of the collateral less the estimated selling costs. The following table presents the amortized cost of our collateral-dependent loans and the nature of the collateral.

$ in millions	Nature of collateral	September 30, 2025	September 30, 2024
C&I loans	Commercial real estate and other business assets	$ 13	$ 9
CRE loans	Office, hospitality, multi-family residential, industrial, healthcare, and medical office real estate	$ 165	$ 115
REIT loans	Office real estate	$ 113	$ —
Residential mortgage loans	Single family homes	$ 9	$ 8

Credit quality indicators

The credit quality of our bank loan portfolio is summarized monthly by management using internal risk ratings, which align with the standard asset classification system utilized by bank regulators. These classifications are divided into three groups: Not Classified (Pass), Special Mention, and Classified or Adverse Rating (Substandard, Doubtful, and Loss). These terms are defined as follows:

Pass – Loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell, of any underlying collateral and generally are performing in accordance with the contractual terms.

Special Mention – Loans which have potential weaknesses that deserve management's close attention. These loans are not adversely classified and do not expose us to sufficient risk to warrant an adverse classification.

Substandard – Loans which are inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Loans with this classification are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans which have all the weaknesses inherent in loans classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently-known facts, conditions and values.

Loss – Loans which are considered by management to be uncollectible and of such little value that their continuance on our books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. We do not have any loan balances within this classification because, in accordance with our accounting policy, loans, or a portion thereof considered to be uncollectible are charged-off prior to the assignment of this classification.

The following tables present our held for investment bank loan portfolio by credit quality indicator. Loans classified as special mention, substandard or doubtful are all considered to be "criticized" loans.

$ in millions	2025	2024	2023	2022	2021	Prior	Revolving loans	Total
As of and for the year ended September 30, 2025								
Loans by origination fiscal year								
SBL								
Risk rating:								
Pass	$ 21	$ 62	$ 30	$ 20	$ 29	$ 43	$ 19,485	$ 19,690
Special mention [1]	—	—	—	—	—	—	85	85
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total SBL	$ 21	$ 62	$ 30	$ 20	$ 29	$ 43	$ 19,570	$ 19,775
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
C&I loans								
Risk rating:								
Pass	$ 746	$ 743	$ 366	$ 1,016	$ 849	$ 3,495	$ 3,455	$ 10,670
Special mention	—	—	16	1	—	—	3	20
Substandard	—	1	—	—	2	64	20	87
Doubtful	—	—	—	—	—	—	—	—
Total C&I loans	$ 746	$ 744	$ 382	$ 1,017	$ 851	$ 3,559	$ 3,478	$ 10,777
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 32	$ 1	$ 33
CRE loans								
Risk rating:								
Pass	$ 1,333	$ 789	$ 1,023	$ 1,698	$ 599	$ 1,473	$ 612	$ 7,527
Special mention	—	—	25	90	—	7	—	122
Substandard	—	—	27	86	—	55	—	168
Doubtful	—	—	—	—	—	23	—	23
Total CRE loans	$ 1,333	$ 789	$ 1,075	$ 1,874	$ 599	$ 1,558	$ 612	$ 7,840
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 11	$ 1	$ 12
REIT loans								
Risk rating:								
Pass	$ 289	$ 128	$ 158	$ 59	$ 113	$ 241	$ 570	$ 1,558
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	19	—	113	—	—	132
Doubtful	—	—	—	—	—	—	—	—
Total REIT loans	$ 289	$ 128	$ 177	$ 59	$ 226	$ 241	$ 570	$ 1,690
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential mortgage loans								
Risk rating:								
Pass	$ 1,810	$ 1,206	$ 1,465	$ 2,511	$ 1,389	$ 1,849	$ 42	$ 10,272
Special mention	—	—	—	1	1	3	—	5
Substandard	—	—	—	6	—	12	—	18
Doubtful	—	—	—	—	—	—	—	—
Total residential mortgage loans	$ 1,810	$ 1,206	$ 1,465	$ 2,518	$ 1,390	$ 1,864	$ 42	$ 10,295
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1
Tax-exempt loans								
Risk rating:								
Pass	$ 49	$ 62	$ 57	$ 215	$ 144	$ 699	$ —	$ 1,226
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total tax-exempt loans	$ 49	$ 62	$ 57	$ 215	$ 144	$ 699	$ —	$ 1,226
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(1) As of September 30, 2025, this balance related to a loan which was collateralized by private securities.

$ in millions	2024	2023	2022	2021	2020	Prior	Revolving loans	Total
September 30, 2024								
Loans by origination fiscal year								
SBL								
Risk rating:								
Pass	$ 131	$ 30	$ 15	$ 76	$ 27	$ 52	$ 15,900	$ 16,231
Special mention	—	—	—	—	—	—	—	—
Substandard [1]	2	—	—	—	—	—	—	2
Doubtful	—	—	—	—	—	—	—	—
Total SBL	$ 133	$ 30	$ 15	$ 76	$ 27	$ 52	$ 15,900	$ 16,233
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
C&I loans								
Risk rating:								
Pass	$ 616	$ 454	$ 1,178	$ 716	$ 586	$ 3,287	$ 2,966	$ 9,803
Special mention	—	4	1	—	54	1	—	60
Substandard	—	—	—	—	46	25	12	83
Doubtful	—	—	—	—	—	5	2	7
Total C&I loans	$ 616	$ 458	$ 1,179	$ 716	$ 686	$ 3,318	$ 2,980	$ 9,953
Gross charge-offs	$ —	$ —	$ —	$ 3	$ 4	$ 38	$ —	$ 45
CRE loans								
Risk rating:								
Pass	$ 873	$ 1,156	$ 2,082	$ 930	$ 706	$ 1,111	$ 435	$ 7,293
Special mention	—	30	76	—	14	16	—	136
Substandard	—	58	9	5	9	89	16	186
Doubtful	—	—	—	—	—	—	—	—
Total CRE loans	$ 873	$ 1,244	$ 2,167	$ 935	$ 729	$ 1,216	$ 451	$ 7,615
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 21	$ —	$ 21
REIT loans								
Risk rating:								
Pass	$ 172	$ 250	$ 167	$ 135	$ 55	$ 195	$ 564	$ 1,538
Special mention	—	—	—	—	—	—	—	—
Substandard	—	19	—	—	40	—	119	178
Doubtful	—	—	—	—	—	—	—	—
Total REIT loans	$ 172	$ 269	$ 167	$ 135	$ 95	$ 195	$ 683	$ 1,716
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential mortgage loans								
Risk rating:								
Pass	$ 1,373	$ 1,637	$ 2,725	$ 1,493	$ 858	$ 1,260	$ 39	$ 9,385
Special mention	—	—	1	1	—	5	—	7
Substandard	—	—	8	—	—	12	—	20
Doubtful	—	—	—	—	—	—	—	—
Total residential mortgage loans	$ 1,373	$ 1,637	$ 2,734	$ 1,494	$ 858	$ 1,277	$ 39	$ 9,412
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Tax-exempt loans								
Risk rating:								
Pass	$ 62	$ 57	$ 248	$ 153	$ 52	$ 766	$ —	$ 1,338
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total tax-exempt loans	$ 62	$ 57	$ 248	$ 153	$ 52	$ 766	$ —	$ 1,338
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(1) As of September 30, 2024, this balance related to a loan which was collateralized by certain securities with a limited trading market.

We also monitor the credit quality of the residential mortgage loan portfolio utilizing FICO scores and LTV ratios. A FICO score measures a borrower's creditworthiness by considering factors such as payment and credit history. LTV measures the carrying value of the loan as a percentage of the value of the property securing the loan. The following table presents the held for investment residential mortgage loan portfolio by LTV ratio at origination and by FICO score.

| | September 30, 2025 | | | | | | | |
| | Loans by origination fiscal year | | | | | | | |
$ in millions	2025	2024	2023	2022	2021	Prior	Revolving loans	Total
FICO score:								
Below 600	$ 5	$ 5	$ 11	$ 17	$ 7	$ 18	$ —	$ 63
600 - 699	74	60	66	96	43	90	5	434
700 - 799	1,424	747	815	1,419	744	1,026	29	6,204
800 +	306	392	572	986	594	727	8	3,585
FICO score not available	1	2	1	—	2	3	—	9
Total	$ 1,810	$ 1,206	$ 1,465	$ 2,518	$ 1,390	$ 1,864	$ 42	$ 10,295
LTV ratio:								
Below 80%	$ 1,271	$ 874	$ 1,037	$ 1,926	$ 1,100	$ 1,432	$ 41	$ 7,681
80%+	539	332	428	592	290	432	1	2,614
Total	$ 1,810	$ 1,206	$ 1,465	$ 2,518	$ 1,390	$ 1,864	$ 42	$ 10,295

| | September 30, 2024 | | | | | | | |
| | Loans by origination fiscal year | | | | | | | |
$ in millions	2024	2023	2022	2021	2020	Prior	Revolving loans	Total
FICO score:								
Below 600	$ 1	$ 7	$ 13	$ 5	$ 3	$ 14	$ —	$ 43
600 - 699	79	52	107	52	44	124	5	463
700 - 799	1,093	992	1,564	793	469	636	23	5,570
800 +	197	584	1,050	642	341	499	10	3,323
FICO score not available	3	2	—	2	1	4	1	13
Total	$ 1,373	$ 1,637	$ 2,734	$ 1,494	$ 858	$ 1,277	$ 39	$ 9,412
LTV ratio:								
Below 80%	$ 988	$ 1,155	$ 2,104	$ 1,182	$ 665	$ 973	$ 38	$ 7,105
80%+	385	482	630	312	193	304	1	2,307
Total	$ 1,373	$ 1,637	$ 2,734	$ 1,494	$ 858	$ 1,277	$ 39	$ 9,412

Allowance for credit losses

The following table presents changes in the allowance for credit losses on held for investment bank loans by portfolio segment.

$ in millions	SBL	C&I loans	CRE loans	REIT loans	Residential mortgage loans	Tax-exempt loans	Total
Year ended September 30, 2025							
Balance at beginning of year	$ 6	$ 173	$ 188	$ 23	$ 65	$ 2	$ 457
Provision/(benefit) for credit losses	2	4	6	29	(3)	(1)	37
Net (charge-offs)/recoveries:							
Charge-offs	—	(33)	(12)	—	(1)	—	(46)
Recoveries	—	4	1	—	—	—	5
Net (charge-offs)/recoveries	—	(29)	(11)	—	(1)	—	(41)
Foreign exchange translation adjustment	—	—	(1)	—	—	—	(1)
Balance at end of year	$ 8	$ 148	$ 182	$ 52	$ 61	$ 1	$ 452
ACL by loan portfolio segment as a % of total ACL	1.8 %	32.7 %	40.3 %	11.5 %	13.5 %	0.2 %	100.0 %
Year ended September 30, 2024							
Balance at beginning of year	$ 7	$ 214	$ 161	$ 16	$ 74	$ 2	$ 474
Provision/(benefit) for credit losses	(1)	1	48	7	(10)	—	45
Net (charge-offs)/recoveries:							
Charge-offs	—	(45)	(21)	—	—	—	(66)
Recoveries	—	3	—	—	1	—	4
Net (charge-offs)/recoveries	—	(42)	(21)	—	1	—	(62)
Foreign exchange translation adjustment	—	—	—	—	—	—	—
Balance at end of year	$ 6	$ 173	$ 188	$ 23	$ 65	$ 2	$ 457
ACL by loan portfolio segment as a % of total ACL	1.3 %	38.0 %	41.1 %	5.0 %	14.2 %	0.4 %	100.0 %
Year ended September 30, 2023							
Balance at beginning of year	$ 3	$ 226	$ 87	$ 21	$ 57	$ 2	$ 396
Provision/(benefit) for credit losses	4	32	84	(5)	17	—	132
Net (charge-offs)/recoveries:							
Charge-offs	—	(45)	(13)	—	—	—	(58)
Recoveries	—	1	3	—	—	—	4
Net (charge-offs)/recoveries	—	(44)	(10)	—	—	—	(54)
Foreign exchange translation adjustment	—	—	—	—	—	—	—
Balance at end of year	$ 7	$ 214	$ 161	$ 16	$ 74	$ 2	$ 474
ACL by loan portfolio segment as a % of total ACL	1.5 %	45.1 %	34.0 %	3.4 %	15.6 %	0.4 %	100.0 %

The allowance for credit losses on bank loans held for investment decreased $5 million during the year ended September 30, 2025, primarily resulting from net-charges off during the year, partially offset by the bank loan provision for credit losses of $37 million during the year. The bank loan provision for credit losses for the year ended September 30, 2025 primarily reflected the impacts of loan downgrades, charge-offs, and specific reserves on certain loans, partially offset by the favorable impacts of an improved economic forecast and reserve releases related to certain loan sales and paydowns.

The allowance for credit losses on unfunded lending commitments, which is included in "Other payables" on our Consolidated Statements of Financial Condition, was $24 million at September 30, 2025 and $22 million at both September 30, 2024 and 2023.

NOTE 8 – LOANS TO FINANCIAL ADVISORS, NET

Loans to financial advisors are primarily comprised of loans originated as a part of our recruiting activities. See Note 2 for a discussion of our accounting policies related to loans to financial advisors and the related allowance for credit losses. The following table presents the balances for our loans to financial advisors and the related accrued interest receivable.

	September 30,			
$ in millions	**2025**		2024	
Affiliated with the firm as of year end [1]	$	**1,658**	$	1,350
No longer affiliated with the firm as of year end [2]		**7**		16
Total loans to financial advisors		**1,665**		1,366
Allowance for credit losses		**(39)**		(40)
Loans to financial advisors, net	$	**1,626**	$	1,326
Accrued interest receivable on loans to financial advisors (included in "Other receivables, net")	$	**12**	$	9
Allowance for credit losses as a percent of total loans to financial advisors		**2.34 %**		2.93 %

(1)   These loans were predominantly current.
(2)   These loans were on nonaccrual status and predominantly past due for a period of 180 days or more.

NOTE 9 – VARIABLE INTEREST ENTITIES

A VIE requires consolidation by the entity's primary beneficiary. We evaluate all of the entities in which we are involved to determine if the entity is a VIE and if so, whether we hold a variable interest and are the primary beneficiary. Refer to Note 2 for a discussion of our principal involvement with VIEs and the accounting policies regarding determination of whether we are deemed to be the primary beneficiary of VIEs.

VIEs where we are the primary beneficiary

Of the VIEs in which we hold an interest, we have determined that certain LIHTC funds and other funds that qualify for tax credits and the Restricted Stock Trust Fund require consolidation in our financial statements, as we are deemed the primary beneficiary of such VIEs. The aggregate assets and liabilities of the VIEs we consolidate are provided in the following table. Aggregate assets and aggregate liabilities may differ from the consolidated carrying value of assets and liabilities due to the elimination of intercompany assets and liabilities held by the consolidated VIE.

$ in millions	Aggregate assets		Aggregate liabilities	
September 30, 2025				
LIHTC funds	$	74	$	20
Restricted Stock Trust Fund		19		19
Total	$	93	$	39
September 30, 2024				
LIHTC funds	$	136	$	60
Restricted Stock Trust Fund		19		19
Total	$	155	$	79

The following table presents information about the carrying value of the assets and liabilities of the VIEs which we consolidate and which are included on our Consolidated Statements of Financial Condition. Intercompany balances are eliminated in consolidation and are not reflected in the following table.

		September 30,		
$ in millions		**2025**		2024
Assets:				
Cash and cash equivalents and assets segregated for regulatory purposes and restricted cash	$	**19**	$	17
Other assets		**55**		119
Total assets	$	**74**	$	136
Liabilities:				
Other payables	$	**13**	$	37
Total liabilities	$	**13**	$	37
Noncontrolling interests	$	**1**	$	(6)

VIEs where we hold a variable interest but are not the primary beneficiary

As discussed in Note 2, we have concluded that for certain VIEs we are not the primary beneficiary and therefore do not consolidate these VIEs. Such VIEs primarily include certain LIHTC funds, certain other investments for which we receive tax credits, our interests in certain limited partnerships which are part of our Private Equity Interests, and other limited partnerships. Our risk of loss for these VIEs is limited to our investments in, advances to, and/or receivables due from these VIEs.

Aggregate assets, liabilities, and risk of loss

The aggregate assets, liabilities, and our exposure to loss from those VIEs in which we hold a variable interest, but as to which we have concluded we are not the primary beneficiary, are provided in the following table.

			September 30,								
		2025						2024			
$ in millions		**Aggregate assets**		**Aggregate liabilities**		**Our risk of loss**		Aggregate assets		Aggregate liabilities	Our risk of loss
LIHTC funds	$	**9,680**	$	**3,031**	$	**133**	$	9,049	$	3,079 $	116
Private Equity Interests		**3,043**		**948**		**105**		2,824		873	102
Other		**596**		**217**		**115**		204		146	64
Total	$	**13,319**	$	**4,196**	$	**353**	$	12,077	$	4,098 $	282

NOTE 10 - GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, NET

Our goodwill and identifiable intangible assets result from various acquisitions. See Note 2 for a discussion of our goodwill and intangible assets accounting policies. The following table presents our goodwill and net identifiable intangible asset balances as of the dates indicated.

$ in millions	September 30, 2025	September 30, 2024
Goodwill	$ 1,451	$ 1,451
Identifiable intangible assets, net	396	435
Total goodwill and identifiable intangible assets, net	**$ 1,847**	**$ 1,886**

Goodwill

The following table summarizes our goodwill by segment and the balances and activity for the years indicated.

$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Total
Year ended September 30, 2025					
Goodwill as of beginning of year	$ 578	$ 275	$ 69	$ 529	$ 1,451
Foreign currency translations	(1)	1	—	—	—
Goodwill as of end of year	$ 577	$ 276	$ 69	$ 529	$ 1,451
Year ended September 30, 2024					
Goodwill as of beginning of year	$ 564	$ 275	$ 69	$ 529	$ 1,437
Foreign currency translations	14	—	—	—	14
Goodwill as of end of year	$ 578	$ 275	$ 69	$ 529	$ 1,451

Qualitative assessments

As described in Note 2, we perform goodwill impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We performed our latest annual goodwill impairment testing as of our January 1, 2025 evaluation date, evaluating balances as of December 31, 2024. In that testing, we performed a qualitative impairment assessment for each of our reporting units that had goodwill. Based upon the outcome of our qualitative assessments, no impairment was identified. No events have occurred since our annual assessment date that would cause us to update this impairment testing.

Identifiable intangible assets, net

The following table sets forth our identifiable intangible asset balances by segment, net of accumulated amortization, and activity for the years indicated.

$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Total
Year ended September 30, 2025					
Net identifiable intangible assets as of beginning of year	$ 162	$ 40	$ 125	$ 108	$ 435
Amortization expense	(14)	(8)	(7)	(12)	(41)
Foreign currency translations	2	—	—	—	2
Net identifiable intangible assets as of end of year	$ 150	$ 32	$ 118	$ 96	$ 396
Year ended September 30, 2024					
Net identifiable intangible assets as of beginning of year	$ 168	$ 50	$ 132	$ 120	$ 470
Amortization expense	(15)	(10)	(7)	(12)	(44)
Foreign currency translations	9	—	—	—	9
Net identifiable intangible assets as of end of year	$ 162	$ 40	$ 125	$ 108	$ 435

The following table summarizes our identifiable intangible assets by type.

	September 30,			
	2025		2024	
$ in millions	**Gross carrying value**	**Accumulated amortization**	Gross carrying value	Accumulated amortization
Customer relationships	$ **347**	$ **(143)**	$ 349	$ (127)
Core deposit intangible	**89**	**(30)**	89	(21)
Trade names	**59**	**(17)**	59	(13)
Developed technology	**58**	**(24)**	58	(17)
Non-amortizing customer relationships	**57**	**—**	57	—
All other	**2**	**(2)**	3	(2)
Total	$ **612**	$ **(216)**	$ 615	$ (180)

The following table sets forth the projected amortization expense by fiscal year associated with our identifiable intangible assets with finite lives.

Fiscal year ended September 30,	*$ in millions*
2026	$ 39
2027	38
2028	37
2029	37
2030	35
Thereafter	153
Total	$ 339

Qualitative assessments

As described in Note 2, we perform impairment testing for our non-amortizing customer relationship intangible assets on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of the assets below their carrying value. We performed our latest annual impairment testing as of our January 1, 2025 evaluation date, evaluating the balance as of December 31, 2024. In that testing, we performed qualitative assessments for our non-amortizing customer relationship intangible assets. Based upon the outcome of our qualitative assessments, no impairment was identified. No events have occurred since such assessments that would cause us to update this impairment testing.

NOTE 11 - OTHER ASSETS

The following table details the components of other assets as of the dates indicated. See Note 2 for a discussion of our accounting policies related to certain of these components.

	September 30,	
$ in millions	**2025**	2024
Investments in corporate-owned life insurance policies	$ **1,575**	$ 1,396
Property and equipment, net	**670**	635
ROU lease assets	**583**	568
Prepaid expenses	**218**	220
Investments in FHLB and FRB stock	**103**	114
Client-owned fractional shares	**171**	133
All other	**195**	291
Total other assets	$ **3,515**	$ 3,357

See Note 12 for additional information regarding our property and equipment and Note 13 for additional information regarding our leases.

NOTE 12 - PROPERTY AND EQUIPMENT, NET

The following table presents the components of our property and equipment, net as of the dates indicated.

| | September 30, | | | | | |
| | 2025 | | | 2024 | | |
$ in millions	Gross carrying value	Accumulated depreciation/ software amortization	Property and equipment, net	Gross carrying value	Accumulated depreciation/ software amortization	Property and equipment, net
Land	$ 30	$ —	$ 30	$ 30	$ —	$ 30
Software, including development in progress	959	(648)	311	870	(568)	302
Buildings, building components, leasehold and land improvements	488	(279)	209	465	(263)	202
Furniture, fixtures and equipment	516	(396)	120	456	(355)	101
Total	$ 1,993	$ (1,323)	$ 670	$ 1,821	$ (1,186)	$ 635

Depreciation expense associated with property and equipment was $68 million, $58 million, and $51 million for the years ended September 30, 2025, 2024, and 2023, respectively, and is included in "Occupancy and equipment" expense on our Consolidated Statements of Income and Comprehensive Income. Amortization expense associated with computer software was $86 million, $77 million, and $69 million for the years ended September 30, 2025, 2024, and 2023, respectively, and is included in "Communications and information processing" expense on our Consolidated Statements of Income and Comprehensive Income. We also incur software licensing fees, which are included in "Communications and information processing" expense on our Consolidated Statements of Income and Comprehensive Income.

NOTE 13 - LEASES

The following table presents the balances related to our leases on our Consolidated Statements of Financial Condition. See Note 2 for a discussion of our accounting policies related to leases.

| | September 30, | |
$ in millions	2025	2024
ROU lease assets (included in "Other assets")	$ 583	$ 568
Lease liabilities (included in "Other payables")	$ 538	$ 533

The weighted-average remaining lease term and discount rate for our leases is presented in the following table.

| | September 30, | |
	2025	2024
Weighted-average remaining lease term	5.8 years	6.3 years
Weighted-average discount rate	4.85 %	4.87 %

Lease expense

The following table details the components of lease expense, which is included in "Occupancy and equipment" expense on our Consolidated Statements of Income and Comprehensive Income.

| | Year ended September 30, | | |
$ in millions	2025	2024	2023
Lease costs	$ 148	$ 142	$ 133
Variable lease costs	$ 28	$ 37	$ 31

Variable lease costs in the preceding table included payments required under lease arrangements for common area maintenance charges and other variable costs that are not reflected in the measurement of ROU lease assets and lease liabilities.

Lease liabilities

The maturities by fiscal year of our lease liabilities as of September 30, 2025 are presented in the following table.

Fiscal year ended September 30,	$ in millions	
2026	$	133
2027		118
2028		103
2029		86
2030		73
Thereafter		111
Gross lease payments		624
Less: interest		(86)
Present value of lease liabilities	$	**538**

Lease liabilities as of September 30, 2025 excluded $55 million of minimum lease payments related to lease arrangements that were legally binding but had not yet commenced. These leases are estimated to commence in fiscal 2026 with lease terms ranging from 3 to 11 years.

NOTE 14 – BANK DEPOSITS

Bank deposits include money market and savings accounts, interest-bearing demand deposits, which include Negotiable Order of Withdrawal accounts, certificates of deposit, and non-interest-bearing demand deposits held by our bank subsidiaries. The following table presents a summary of bank deposits, excluding affiliate deposits, as well as the weighted-average interest rates on such deposits. The calculation of the weighted-average rates was based on the actual deposit balances and rates at each respective period end.

	September 30,				
	2025			2024	
$ in millions	**Balance**	**Weighted-average rate**		Balance	Weighted-average rate
Money market and savings accounts	$ **33,881**	**1.60 %**	$	32,304	2.18 %
Interest-bearing demand deposits	**22,532**	**3.86 %**		20,570	4.56 %
Certificates of deposit	**1,937**	**4.21 %**		2,612	4.70 %
Non-interest-bearing demand deposits	**547**	**—**		524	—
Total bank deposits	$ **58,897**	**2.56 %**	$	56,010	3.18 %

Total bank deposits included $26.56 billion and $23.98 billion as of September 30, 2025 and 2024, respectively, of cash balances which were swept to our Bank segment from the client investment accounts maintained at Raymond James & Associates, Inc. ("RJ&A"). Such deposits are held in Federal Deposit Insurance Corporation ("FDIC")-insured bank accounts through the RJBDP, and substantially all of these deposits were included in money market and savings accounts in the preceding table. Total bank deposits in the preceding table included $13.47 billion and $14.02 billion of deposits as of September 30, 2025 and 2024, respectively, associated with our ESP, in which PCG clients deposit cash in a high-yield Raymond James Bank account. The vast majority of the ESP balances were reflected in interest-bearing demand deposits in the preceding table.

The following table details the amount of total bank deposits (which excluded affiliate deposits) that are FDIC-insured, as well as the amount that exceeded the FDIC insurance limit at each respective period end.

$ in millions	September 30, 2025	September 30, 2024
FDIC-insured bank deposits	$ **49,117**	$ 48,964
Bank deposits exceeding FDIC insurance limit [1] [2]	**9,780**	7,046
Total bank deposits	$ **58,897**	$ 56,010
FDIC-insured bank deposits as a % of total bank deposits	**83 %**	87 %

(1) Bank deposits that exceeded the FDIC insurance limit were calculated in accordance with applicable regulatory reporting requirements.
(2) Excluded affiliate deposits exceeding the FDIC insurance limit of $1.24 billion and $1.05 billion as of September 30, 2025 and 2024, respectively.

The following table sets forth the amount of certificates of deposit that exceeded the FDIC insurance limit, categorized by the time remaining until maturity, as of September 30, 2025.

$ in millions	September 30, 2025
Three months or less	$ 83
Over three through six months	40
Over six through twelve months	29
Over twelve months	19
Total certificates of deposit that exceeded the FDIC insurance limit [1]	**$ 171**

(1)   Total certificates of deposit that exceeded the FDIC insurance limit were calculated in accordance with applicable regulatory reporting requirements.

The maturities by fiscal year of our certificates of deposit as of September 30, 2025 are presented in the following table.

Fiscal year ended September 30,	$ in millions
2026	$ 1,610
2027	192
2028	70
2029	35
2030	30
Total certificates of deposit	**$ 1,937**

Interest expense on deposits, excluding interest expense related to affiliate deposits, is summarized in the following table.

	Year ended September 30,		
$ in millions	2025	2024	2023
Money market and savings accounts	$ 586	$ 664	$ 527
Interest-bearing demand deposits	871	993	469
Certificates of deposit	91	123	84
Total interest expense on deposits	**$ 1,548**	**$ 1,780**	**$ 1,080**

We use an interest rate swap to manage the risk of increases in interest rates associated with certain money market and savings accounts by converting the balances subject to variable interest rates to a fixed interest rate. See Notes 2 and 5 for information regarding this interest rate swap, which has been designated and accounted for as a cash flow hedge.

NOTE 15 – OTHER BORROWINGS

The following table details the components of our other borrowings.

$ in millions	September 30, 2025			September 30, 2024		
	Weighted average interest rate	Maturity date	Balance	Weighted average interest rate	Maturity date	Balance
FHLB advances:						
Floating rate - term	4.44 %	December 2025 - December 2026	$ 500	5.14 %	March 2025 - December 2025	$ 650
Fixed rate	4.10 %	December 2028	200	4.47 %	December 2024 - December 2028	300
Total FHLB advances			**700**			950
Subordinated notes - fixed-to-floating (including an unaccreted premium of $— and $1, respectively)	N/A	N/A	—	5.75 %	May 2030	99
Total other borrowings			**$ 700**			$ 1,049

FHLB advances

We have entered into advances from the FHLB at our Bank segment, which are secured by certain of our bank loans and available-for-sale securities. The interest rates on our floating-rate advances are based on a Secured Overnight Financing Rate ("SOFR") and reset daily. We use interest rate swaps to manage the risk of increases in interest rates associated with our floating-rate FHLB advances by converting the balances subject to variable interest rates to a fixed interest rate. See Notes 2 and 5 for information regarding these interest rate swaps, which have been designated and accounted for as cash flow hedges. See Note 6 for additional information regarding bank loans and available-for-sale securities pledged with the FHLB as security for our FHLB borrowings.

Subordinated notes

Our subordinated notes due May 2030, incurred interest at a fixed rate of 5.75% until May 15, 2025 and thereafter at a variable interest rate equal to 3-month CME Term Secured Overnight Financing Rate ("SOFR") plus a spread adjustment of 5.62% per annum. On August 15, 2025, we redeemed our subordinated notes, pursuant to the applicable indenture provisions. The subordinated notes were redeemed at their principal amount of $98 million, plus accrued and unpaid interest to, but excluding the redemption date utilizing cash on hand.

Credit Facility

RJF and RJ&A are parties to a revolving credit facility agreement (the "Credit Facility"), a committed unsecured line of credit under which both RJ&A and RJF have the ability to borrow. In September 2025, we amended the Credit Facility, extending the term to September 2030, increasing the borrowing capacity to $1 billion from $750 million, and incorporating a lower cost of borrowing under the Credit Facility. The interest rates on borrowings under the Credit Facility are variable and based on SOFR, as adjusted for RJF's credit rating. There were no borrowings outstanding on the Credit Facility as of September 30, 2025 or September 30, 2024. There is a facility fee associated with the Credit Facility, which also varies with RJF's credit rating (the "Variable Rate Facility Fee"). Based upon RJF's credit rating as of September 30, 2025, the Variable Rate Facility Fee, which is applied to the committed amount, was 0.125% per annum.

Other

In addition to the Credit Facility, we maintain various secured and unsecured lines of credit, which are generally utilized to finance certain fixed income trading instruments or for cash management purposes. Borrowings during the year were generally day-to-day and there were no borrowings outstanding on these arrangements as of September 30, 2025 or September 30, 2024. The interest rates for these arrangements are variable and are based on a daily bank quoted rate, which may reference SOFR, the federal funds rate, a lender's prime rate, the Canadian prime rate, or another commercially available rate, as applicable.

A portion of our fixed income transactions are cleared through a third-party clearing organization, which provides financing for the purchase of trading instruments to support such transactions. The amount of financing is based on the amount of trading inventory financed, as well as any deposits held at the clearing organization. Amounts outstanding under this financing arrangement are collateralized by a portion of our trading inventory and accrue interest based on market rates. While we had borrowings outstanding as of September 30, 2025, the clearing organization is under no contractual obligation to lend to us under this arrangement. We also have other collateralized financings included in "Collateralized financings" on our Consolidated Statements of Financial Condition. See Note 6 for information regarding our other collateralized financing arrangements.

NOTE 16 – SENIOR NOTES PAYABLE

The following table summarizes our senior notes payable.

	September 30,			
$ in millions	2025		2024	
4.65% senior notes, due 2030	$	500	$	500
4.90% senior notes, due 2035		650		—
4.95% senior notes, due 2046		800		800
3.75% senior notes, due 2051		750		750
5.65% senior notes, due 2055		850		—
Total principal amount		**3,550**		2,050
Net unaccreted premiums/(discounts)		—		5
Unamortized debt issuance costs		**(30)**		(15)
Total senior notes payable	$	**3,520**	$	2,040

In March 2020, we sold $500 million in aggregate principal amount of 4.65% senior notes due April 2030 in a registered underwritten public offering. Interest on these senior notes is payable semi-annually. We may redeem some or all of these senior notes at any time prior to January 1, 2030, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date at a discount rate equal to a designated U.S. Treasury rate, plus 50 basis points; and on or after January 1, 2030, at 100% of the principal amount of the notes redeemed; plus, in each case, accrued and unpaid interest thereon to the redemption date.

In July 2016, we sold $300 million in aggregate principal amount of 4.95% senior notes due July 2046 in a registered underwritten public offering. In May 2017, we reopened the offering and sold, in a registered underwritten public offering, an additional $500 million in aggregate principal amount of 4.95% senior notes due July 2046. These additional senior notes were consolidated, formed into a single series, and are fully fungible with the $300 million in aggregate principal amount of 4.95% senior notes issued in July 2016. Interest on these senior notes is payable semi-annually. We may redeem some or all of these senior notes at any time prior to their maturity, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date at a discount rate equal to a designated U.S. Treasury rate, plus 45 basis points, plus accrued and unpaid interest thereon to the redemption date.

In April 2021, we sold $750 million in aggregate principal amount of 3.75% senior notes due April 2051 in a registered underwritten public offering. Interest on these senior notes is payable semi-annually. We may redeem some or all of these senior notes at any time prior to October 1, 2050, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date at a discount rate equal to a designated U.S. Treasury rate, plus 20 basis points; and on or after October 1, 2050, at 100% of the principal amount of the notes redeemed; plus, in each case, accrued and unpaid interest thereon to the redemption date.

In September 2025, we sold $650 million in aggregate principal amount of 4.90% senior notes due September 2035 and $850 million in aggregate principal amount of 5.65% senior notes due September 2055 in a registered underwritten public offering. Interest on these senior notes is payable semi-annually. We may redeem some or all of these senior notes at any time prior to June 11, 2035 and March 11, 2055, respectively, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date at a discount rate equal to a designated U.S. Treasury rate, plus 15 basis points; and on or after June 11, 2035 and March 11, 2055, respectively, at 100% of the principal amount of the notes redeemed; plus, in each case, accrued and unpaid interest thereon to the redemption date.

NOTE 17 – INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

The following table presents our U.S. and foreign components of pre-tax income for each respective period.

		Year ended September 30,				
$ in millions		**2025**		2024		2023
U.S.	$	**2,608**	$	2,534	$	2,193
Foreign		**106**		109		87
Pre-tax income	$	**2,714**	$	2,643	$	2,280

The following table details the total income tax provision/(benefit) allocation for each respective period.

		Year ended September 30,				
$ in millions		**2025**		2024		2023
Included in:						
Net income	$	**579**	$	575	$	541
Equity, arising from available-for-sale securities recorded through OCI		**30**		149		3
Equity, arising from cash flow hedges recorded through OCI		**(2)**		(12)		—
Equity, arising from currency translations, net of the impact of net investment hedges recorded through OCI		**13**		—		(4)
Total provision for income taxes	$	**620**	$	712	$	540

The following table details our provision/(benefit) for income taxes included in net income for each respective period.

		Year ended September 30,				
$ in millions		**2025**		2024		2023
Current:						
Federal	$	**463**	$	486	$	468
State and local		**126**		131		122
Foreign		**42**		41		39
Total current	$	**631**	$	658	$	629
Deferred:						
Federal		**(26)**		(68)		(59)
State and local		**(21)**		(12)		(16)
Foreign		**(5)**		(3)		(13)
Total deferred	$	**(52)**	$	(83)	$	(88)
Total provision for income taxes included in net income	$	**579**	$	575	$	541

The following table details a reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to our actual provision for income taxes and the effective income tax rate for each respective period.

	Year ended September 30,					
	2025		2024		2023	
$ in millions	**Amount**	**Rate**	Amount	Rate	Amount	Rate
Provision calculated at statutory rate	$ **570**	**21.0 %**	$ 555	21.0 %	$ 479	21.0 %
State income tax, net of federal benefit	**79**	**2.9 %**	87	3.3 %	83	3.6 %
Nondeductible executive compensation	**18**	**0.7 %**	13	0.5 %	13	0.6 %
Foreign tax rate differential	**14**	**0.5 %**	10	0.4 %	8	0.4 %
Excess tax benefits related to share-based compensation [1]	**(44)**	**(1.6)%**	(20)	(0.8)%	(21)	(0.9)%
Gains on corporate-owned life insurance policies which are not subject to tax	**(28)**	**(1.0)%**	(51)	(1.9)%	(22)	(1.0)%
Federal tax credits	**(26)**	**(1.0)%**	(23)	(1.0)%	(14)	(0.7)%
Nondeductible fines and penalties [2]	**—**	**— %**	(6)	(0.2)%	18	0.8 %
Other, net	**(4)**	**(0.2)%**	10	0.5 %	(3)	(0.1)%
Total	$ **579**	**21.3 %**	$ 575	21.8 %	$ 541	23.7 %

(1) Excess tax benefits related to share-based compensation were primarily attributable to the increase in fair value of our RSUs between grant date and delivery date which was $200 million, $91 million, and $95 million for the years ended September 30, 2025, 2024, and 2023, respectively.

(2) The year ended September 30, 2024, reflected the favorable impact of a legal and regulatory matters reserve release while the year ended September 30, 2023, reflected the impact of provisions for legal and regulatory matters.

For the years ended September 30, 2025, 2024, and 2023, respectively, we had investment tax credits of $10 million, $20 million, and $11 million primarily related to our equity investments in LIHTC funds and historic tax credit funds, as well as certain renewable energy tax structures. Such tax credits were included in "Federal tax credits" in the preceding table. We also hold equity investments in certain structures which deliver tax credits and other tax benefits that qualify for the application of the proportional amortization method. Such investments are amortized in proportion to the tax benefits received in each year, and the investment amortization and the tax benefits are presented on a net basis within "Provision for income taxes" on our Consolidated Statements of Income and Comprehensive Income. See Note 2 for additional information. For the years ended September 30, 2025, 2024, and 2023, the amortization of renewable energy tax credit investments accounted for under the proportional amortization method was $43 million, $28 million and $86 million, respectively, and we recognized offsetting tax credits of $44 million, $28 million, and $81 million, respectively. For the year ended September 30, 2023, we also recognized other tax benefits related to such investments of $9 million. Such amounts were insignificant for the years ended September 30, 2025 and 2024. For each of the years ended September 30, 2025, 2024, and 2023, the amortization of LIHTC investments accounted for under the proportional amortization method was $3 million, and we recognized offsetting tax credits of $3 million in each year. The amortization of all tax credit investments accounted for under the proportional amortization method, as well as the offsetting tax credits and other related tax benefits were reflected in "Other, net" in the preceding table. As of September 30, 2025, we had $47 million of remaining commitments related to a renewable energy tax credit investment accounted for under the proportional amortization method, which was accrued within "Other payables" on our Consolidated Statements of Financial Condition and is expected to be funded in our fiscal 2026 upon the project satisfying certain conditions. The unamortized equity investment related to this investment was $23 million and was included in "Other assets" on our Consolidated Statements of Financial Condition as of September 30, 2025.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years. The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table.

	September 30,	
$ in millions	**2025**	2024
Deferred tax assets:		
Deferred compensation	**$ 455**	$ 433
Allowances for credit losses	**143**	140
Lease liabilities	**135**	123
Unrealized loss associated with available-for-sale securities	**131**	161
Accrued expenses	**43**	46
Net operating losses and credit carryforwards	**30**	26
Unrealized loss associated with loan portfolios	**23**	32
Property and equipment	**3**	—
Other	**19**	19
Total deferred tax assets	**982**	980
Less: valuation allowance	**(9)**	(9)
Total deferred tax assets, net of valuation allowance	**973**	971
Deferred tax liabilities:		
ROU lease assets	**(148)**	(134)
Goodwill and identifiable intangible assets	**(144)**	(138)
Property and equipment	**—**	(44)
Other	**(10)**	(8)
Total deferred tax liabilities	**(302)**	(324)
Net deferred tax assets	**$ 671**	$ 647
Classified as follows in the Consolidated Statements of Financial Condition:		
Deferred income taxes, net	**$ 671**	$ 651
Other payables	**—**	(4)
Net deferred tax assets	**$ 671**	$ 647

We have various tax loss carryforwards that may provide future tax benefits. Related valuation allowances are established in accordance with accounting guidance for income taxes if it is management's opinion that it is more likely than not that these benefits will not be realized. The following table presents deferred tax assets and valuation allowances relating to carryforwards for the periods indicated.

	Year ended September 30,		
$ in millions	**2025**	2024	Expires beginning of fiscal year
Deferred tax asset:			
U.S. Federal net operating losses [1]	**$ 5**	$ 8	Indefinitely
U.S. State net operating losses [1]	**5**	5	2028
Foreign net operating losses	**20**	13	2042
Total deferred tax asset related to carryforwards	**$ 30**	$ 26	
Valuation allowance:			
U.S. Federal net operating losses	**$ 1**	$ 2	
U.S. State net operating losses	**5**	5	
Foreign net operating losses	**3**	2	
Net valuation allowance	**$ 9**	$ 9	

(1) Both the federal and state net operating loss carryforwards relate to separate company entity filings. As a result, these losses are not able to be utilized in our consolidated filings.

As of September 30, 2025, total deferred tax assets, net of the valuation allowance, aggregated to $973 million. We continue to believe that the realization of our deferred tax assets is more likely than not based on expectations of future taxable income.

As of September 30, 2024, there were $4 million of net deferred tax liabilities included in "Other payables" on our Consolidated Statements of Financial Condition, which primarily arose from entities in the UK, and accordingly were not netted against balances arising from our U.S. entities.

As of September 30, 2025, we considered substantially all undistributed earnings of non-U.S. subsidiaries to be permanently reinvested and have not provided for any U.S. deferred income taxes related to such subsidiaries as we expect our incremental tax cost of repatriating such offshore earnings to not be significant. As of September 30, 2025, we had approximately $669 million of cumulative undistributed earnings attributable to foreign subsidiaries. Because the time and manner of repatriation is uncertain, we cannot determine the impact of local taxes, withholding taxes, and foreign tax credits associated with the future repatriation of such earnings, and therefore cannot quantify the tax liability that would be payable in the event all such foreign earnings are repatriated.

As of September 30, 2025, the current tax receivable, which was included in "Other receivables, net" on our Consolidated Statements of Financial Condition, was $79 million, and the current tax payable, which was included in "Other payables," was $5 million. As of September 30, 2024, the current tax receivable was $28 million, and there was no current tax payable.

Uncertain tax positions

We recognize the accrual of interest and penalties related to income tax matters in "Interest expense" and "Other" expense, respectively. As of September 30, 2025 and 2024, accrued interest and penalties were $9 million and $14 million, respectively.

The following table presents the aggregate changes in the balances for uncertain tax positions.

		Year ended September 30,				
$ in millions		**2025**		2024		2023
Uncertain tax positions beginning of year	$	**48**	$	41	$	43
Increases for tax positions related to the current year		**15**		6		5
Increases for tax positions related to prior years		**6**		9		4
Decreases for tax positions related to prior years		**—**		(2)		(2)
Decreases due to statute of limitations expirations		**(16)**		(6)		(8)
Decreases related to settlements		**(6)**		—		(1)
Uncertain tax positions end of year	$	**47**	$	48	$	41

The total amount of uncertain tax positions that, if recognized, would impact the effective tax rate (the items included in the preceding table after considering the federal tax benefit associated with any state tax provisions) was $41 million at both September 30, 2025 and 2024, and $35 million at September 30, 2023. We anticipate that the uncertain tax position liability balance will decrease by approximately $11 million over the next 12 months due to expiration of statutes of limitations of federal and state tax returns.

RJF and its domestic subsidiaries are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and various consolidated states. Our subsidiaries also file separate income tax returns in various state, local, and foreign jurisdictions. We are no longer subject to U.S. federal income tax examinations by tax authorities for fiscal years prior to fiscal 2022. With limited exceptions, we are no longer subject to income tax examinations by tax authorities for foreign jurisdictions for fiscal years prior to fiscal 2022 and state and local jurisdictions for fiscal years prior to fiscal 2021. Certain state and local and foreign tax returns are currently under various stages of audit and appeals processes.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

<u>NOTE 18 – COMMITMENTS, CONTINGENCIES AND GUARANTEES</u>

Commitments and contingencies

Underwriting commitments

In the normal course of business, we enter into commitments for debt and equity underwritings. As of September 30, 2025, we had four such open underwriting commitments, which were subsequently settled in open market transactions and did not result in any losses.

Lending commitments and other credit-related financial instruments

We have outstanding, at any time, a significant number of commitments to extend credit and other credit-related off-balance-sheet financial instruments, such as standby letters of credit and loan purchases, which extend over varying periods of time. These arrangements are subject to strict underwriting assessments and each client's credit worthiness is evaluated on a case-by-case basis. Fixed-rate commitments are subject to market risk resulting from fluctuations in interest rates and our exposure is limited to the replacement value of those commitments.

The following table presents our commitments to extend credit and other credit-related off-balance sheet financial instruments outstanding at our Bank segment.

	September 30,	
$ in millions	2025	2024
SBL and other consumer lines of credit	$ 56,048	$ 44,057
Commercial lines of credit	$ 5,441	$ 4,630
Unfunded lending commitments	$ 716	$ 640
Standby letters of credit	$ 217	$ 111

SBL and other consumer lines of credit primarily represent the unfunded amounts of bank loans to consumers that are primarily secured by marketable securities or other liquid collateral at advance rates consistent with industry standards. These amounts reflect the maximum credit availability, contingent upon borrowers meeting applicable collateral posting requirements. The proceeds from repayment or, if necessary, the liquidation of collateral, which is monitored daily, are expected to satisfy the amounts drawn against these existing lines of credit. These lines of credit are unconditionally cancelable and we reserve the right to not make any advances or may terminate these lines at any time.

Because many of our lending commitments expire without being funded in whole or in part, the contractual amounts are not estimates of our actual future credit exposure or future liquidity requirements. The allowance for credit losses calculated under the CECL model provides for potential losses related to the unfunded lending commitments. See Notes 2 and 7 for additional information regarding this allowance for credit losses related to unfunded lending commitments.

RJ&A enters into margin lending arrangements which allow clients to borrow against the value of qualifying securities. Such loans are extended on a demand basis and are generally not committed facilities. Margin loans are collateralized by the securities held in the client's account at RJ&A. Collateral levels and established credit terms are monitored daily and we require clients to deposit additional collateral or reduce balances as necessary.

We offer loans to prospective financial advisors for recruiting and retention purposes (see Notes 2 and 8 for additional information regarding our loans to financial advisors). These offers are contingent upon certain events occurring, including the individuals joining us or continuing their affiliation with us and meeting certain other conditions outlined in their offer. We have unfunded commitments of $38 million for loans to financial advisors who have met such conditions as of September 30, 2025.

Investment commitments

We had unfunded commitments to various investments, primarily held by Raymond James Bank and TriState Capital Bank, of $102 million as of September 30, 2025.

Other commitments

RJAHI sells investments in project partnerships to various LIHTC funds, which have third-party investors, and for which RJAHI serves as the managing member or general partner. RJAHI typically sells investments in project partnerships to LIHTC funds within 90 days of their acquisition. Until such investments are sold to LIHTC funds, RJAHI is responsible for funding investment commitments to such partnerships. As of September 30, 2025, RJAHI had committed approximately $65 million to project partnerships that had not yet been sold to LIHTC funds. Because we expect to sell these project partnerships to LIHTC funds and the equity funding events arise over future periods, the contractual commitments are not expected to materially impact our future liquidity requirements. RJAHI may also make short-term loans or advances to project partnerships and LIHTC funds.

On October 14, 2025, we announced we had reached an agreement to acquire a majority stake in GreensLedge Holdings LLC ("GreensLedge"), a boutique investment bank specializing in structured credit and securitization. The transaction, which is subject to the satisfaction of customary closing conditions, including regulatory approvals, is currently expected to close in our fiscal 2026. The acquisition of GreensLedge will add securitization and advisory capabilities to our existing fixed income operations. We currently have the ability to utilize our cash on hand to fund the acquisition. GreensLedge will operate within our Capital Markets segment upon completion of the acquisition.

For information regarding our lease commitments, including the maturities of our lease liabilities, see Note 13.

Guarantees

Our U.S. broker-dealer subsidiaries are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC fund provides protection up to $500 thousand per client for securities and cash held in client accounts, including a limitation of $250 thousand on claims for cash balances. We have purchased excess SIPC coverage through various syndicates of Lloyd's of London. For RJ&A, our clearing broker-dealer, the additional protection currently provided has an aggregate firm limit of $750 million for cash and securities, including a sub-limit of $1.9 million per client for cash above basic SIPC. Account protection applies when a SIPC member fails financially and is unable to meet its obligations to clients. This coverage does not protect against market fluctuations. RJF has provided an indemnity to Lloyd's of London against any and all losses they may incur associated with the excess SIPC policies.

Legal and regulatory matters contingencies

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a diversified financial services institution.

RJF and certain of its subsidiaries are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations ("SROs"). Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and SROs institute investigations from time to time into industry practices, among other things, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our consolidated financial condition. However, the outcome of such litigation and regulatory proceedings could be material to our operating results and cash flows for a particular future period, depending on, among other things, our revenues or income for such period.

There are certain matters for which we are unable to estimate the upper end of the range of reasonably possible loss. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss as of September 30, 2025, the estimated upper end of the range of reasonably possible aggregate loss was approximately $10 million in excess of the aggregate accruals for such matters. See Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

NOTE 19 – SHAREHOLDERS' EQUITY

Preferred stock

As a component of our total purchase consideration for TriState Capital on June 1, 2022, we issued two series of preferred stock to replace previously issued and outstanding preferred stock of TriState Capital. The preferred stock issuance included 1.61 million depositary shares, each representing a 1/40th interest in a share of 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock ("Series A Preferred Stock"), par value of $0.10 per share, with a liquidation preference of $1,000 per share (equivalent of $25 per depositary share) and 3.22 million depositary shares, each representing a 1/40th interest in a share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock ("Series B Preferred Stock"), par value of $0.10 per share, with a liquidation preference of $1,000 per share (equivalent of $25 per depositary share). We redeemed all outstanding shares of our Series A Preferred Stock on April 3, 2023.

Dividends on Series B Preferred Stock are non-cumulative and, if declared, payable quarterly at a rate of 6.375% per annum from original issue date up to, but excluding, July 1, 2026, and thereafter at a floating rate equal to 3-month CME Term SOFR plus a spread adjustment of 4.35% per annum. Under certain circumstances, the aforementioned fixed rate may apply in lieu of the floating rate. Subject to requisite regulatory approvals, we may redeem the Series B Preferred Stock, in whole or in part, at the liquidation preference plus declared and unpaid dividends.

The following table details the shares outstanding, carrying value, and aggregate liquidation preference of our preferred stock.

$ in millions	September 30, 2025	September 30, 2024
Series B Preferred Stock:		
Shares outstanding	**80,500**	80,500
Carrying value	$ **79**	$ 79
Aggregate liquidation preference	$ **81**	$ 81

The following table details dividends declared and dividends paid on our Series A and Series B preferred stock for the years ended September 30, 2025, 2024, and 2023.

	Dividends declared		Dividends paid	
$ in millions, except per share amounts	Total dividends	Per preferred share amount	Total dividends	Per preferred share amount
Year ended September 30, 2025				
Series B Preferred Stock	**$ 5**	**$ 63.76**	**$ 5**	**$ 63.76**
Year ended September 30, 2024				
Series B Preferred Stock	5	$ 63.76	5	$ 63.76
Year ended September 30, 2023				
Series A Preferred Stock[1]	$ 2	$ 33.76	$ 2	$ 50.64
Series B Preferred Stock	5	$ 63.76	5	$ 63.76
Total	$ 7		$ 7	

(1) On April 3, 2023, we redeemed all 40,250 outstanding shares of our Series A Preferred Stock with a carrying value of $41 million, which triggered the redemption of the related depositary shares, each representing a 1/40th interest of a share of Series A Preferred Stock, for an aggregate redemption value of $40 million. Preferred stock dividends on our Consolidated Statements of Income and Comprehensive Income for the year ended September 30, 2023 included dividends declared during the year, as well as the $1 million excess of the carrying value of our Series A Preferred Stock over the redemption value, which was reported as an offset to preferred dividends and increased net income available to common shareholders.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Common equity

The following table presents the changes in our common shares outstanding for the years ended September 30, 2025, 2024, and 2023.

Shares in millions	Year ended September 30,		
	2025	2024	2023
Balance beginning of year	203.3	208.8	215.1
Repurchases of common stock under the Board of Directors' common stock repurchase authorization	(7.4)	(7.7)	(8.4)
Issuances due to vesting of RSUs, employee stock purchases, and exercise of stock options, net of forfeitures	2.2	2.2	2.1
Balance end of year	198.1	203.3	208.8

We issue shares from time to time during the year to satisfy obligations under certain of our share-based compensation programs, some of which may be reissued out of treasury shares. See Note 22 for additional information on these programs.

Share repurchases

We repurchase shares of our common stock from time to time for a number of reasons, including to offset dilution, which could arise from share issuances resulting from share-based compensation programs or acquisitions. In December 2024, our Board of Directors authorized common stock repurchases of up to $1.5 billion, which replaced the previous authorization. Our share repurchases are effected primarily through regular open-market purchases, typically under a SEC Rule 10b-18 plan, the amounts and timing of which are determined primarily by our current and projected capital position, applicable legal and regulatory constraints, general market conditions and the price and trading volumes of our common stock. During the year ended September 30, 2025, we repurchased 7.4 million shares of our common stock for $1.1 billion at an average price of $148 per share. As of September 30, 2025, $399 million remained available under the Board of Directors' common stock repurchase authorization.

Common stock dividends

Dividends per common share declared and paid are detailed in the following table for each respective period.

	Year ended September 30,		
	2025	2024	2023
Dividends per common share - declared	$ 2.00	$ 1.80	$ 1.68
Dividends per common share - paid	$ 1.95	$ 1.77	$ 1.60

Our dividend payout ratio is detailed in the following table for each respective period and is computed by dividing dividends declared per common share by earnings per diluted common share.

	Year ended September 30,		
	2025	2024	2023
Dividend payout ratio	19.4 %	18.6 %	21.1 %

We expect to continue paying cash dividends; however, the payment and rate of dividends on our common stock are subject to several factors including our operating results, financial and regulatory requirements or restrictions, and the availability of funds from our subsidiaries, including our broker-dealer and bank subsidiaries, which may also be subject to restrictions under regulatory capital rules. The availability of funds from subsidiaries may also be subject to restrictions contained in loan covenants of certain broker-dealer loan agreements and restrictions by our regulators on dividends to the parent from our subsidiaries. See Note 23 for additional information on our regulatory capital requirements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Accumulated other comprehensive income/(loss)

All of the components of OCI, net of tax, were attributable to RJF. The following table presents the net change in AOCI as well as the changes, and the related tax effects, of each component of AOCI.

$ in millions	Net investment hedges	Currency translations	Subtotal: net investment hedges and currency translations	Available-for-sale securities	Cash flow hedges	Total
Year ended September 30, 2025						
AOCI as of beginning of year	$ 145	$ (169)	$ (24)	$ (485)	$ 7	$ (502)
OCI:						
OCI before reclassifications and taxes	52	(27)	25	122	12	159
Amounts reclassified from AOCI, before tax	—	—	—	2	(14)	(12)
Pre-tax net OCI	52	(27)	25	124	(2)	147
Income tax effect	(13)	—	(13)	(30)	2	(41)
OCI for the year, net of tax	39	(27)	12	94	—	106
AOCI as of end of year	$ 184	$ (196)	$ (12)	$ (391)	$ 7	$ (396)
Year ended September 30, 2024						
AOCI as of beginning of year	$ 143	$ (216)	$ (73)	$ (942)	$ 44	$ (971)
OCI:						
OCI before reclassifications and taxes	2	47	49	606	(14)	641
Amounts reclassified from AOCI, before tax	—	—	—	—	(35)	(35)
Pre-tax net OCI	2	47	49	606	(49)	606
Income tax effect	—	—	—	(149)	12	(137)
OCI for the year, net of tax	2	47	49	457	(37)	469
AOCI as of end of year	$ 145	$ (169)	$ (24)	$ (485)	$ 7	$ (502)
Year ended September 30, 2023						
AOCI as of beginning of year	$ 153	$ (276)	$ (123)	$ (902)	$ 43	$ (982)
OCI:						
OCI before reclassifications and taxes	(14)	60	46	(37)	33	42
Amounts reclassified from AOCI, before tax	—	—	—	—	(32)	(32)
Pre-tax net OCI	(14)	60	46	(37)	1	10
Income tax effect	4	—	4	(3)	—	1
OCI for the year, net of tax	(10)	60	50	(40)	1	11
AOCI as of end of year	$ 143	$ (216)	$ (73)	$ (942)	$ 44	$ (971)

Reclassifications from AOCI to net income, excluding taxes, for the year ended September 30, 2025 were recorded in "Other" revenue and "Interest expense" on the Consolidated Statements of Income and Comprehensive Income. Reclassifications from AOCI to net income, excluding taxes, for the years ended September 30, 2024, and 2023 were recorded in "Interest expense" on the Consolidated Statements of Income and Comprehensive Income.

Our net investment hedges and cash flow hedges relate to derivatives associated with our Bank segment. See Notes 2 and 5 for additional information on these derivatives.

NOTE 20 - REVENUES

The following tables present our sources of revenues by segment. See Note 2 for additional information about our significant accounting policies related to revenue recognition. See Note 25 for additional information on our segments.

	Year ended September 30, 2025					
$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Other and intersegment eliminations	Total
Revenues:						
Asset management and related administrative fees	$ 5,980	$ 1	$ 1,143	$ —	$ (46)	$ 7,078
Brokerage revenues:						
Securities commissions:						
Mutual and other fund products	605	7	4	—	(2)	614
Insurance and annuity products	511	—	—	—	—	511
Equities, ETFs and fixed income products	501	159	3	—	(13)	650
Subtotal securities commissions	1,617	166	7	—	(15)	1,775
Principal transactions (1)	120	399	—	10	—	529
Total brokerage revenues	1,737	565	7	10	(15)	2,304
Account and service fees:						
Mutual fund and other investment products	518	—	13	—	(1)	530
RJBDP fees	1,240	6	—	—	(760)	486
Client account and other fees	275	8	10	—	(47)	246
Total account and service fees	2,033	14	23	—	(808)	1,262
Investment banking:						
Merger & acquisition and advisory	—	623	—	—	—	623
Equity underwriting	35	150	—	—	—	185
Debt underwriting	—	263	—	—	(2)	261
Total investment banking	35	1,036	—	—	(2)	1,069
Other:						
Affordable housing investments business revenues	—	140	—	—	—	140
All other (1)	29	2	2	51	(19)	65
Total other	29	142	2	51	(19)	205
Total non-interest revenues	9,814	1,758	1,175	61	(890)	11,918
Interest income (1)	468	111	13	3,315	87	3,994
Total revenues	10,282	1,869	1,188	3,376	(803)	15,912
Interest expense	(100)	(99)	—	(1,600)	(48)	(1,847)
Net revenues	$ 10,182	$ 1,770	$ 1,188	$ 1,776	$ (851)	$ 14,065

(1) These revenues are generally not in scope of the accounting guidance for revenue from contracts with customers.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Year ended September 30, 2024					
$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Other and intersegment eliminations	Total
Revenues:						
Asset management and related administrative fees	$ 5,246	$ 1	$ 983	$ —	$ (34)	$ 6,196
Brokerage revenues:						
Securities commissions:						
Mutual and other fund products	567	6	5	—	(3)	575
Insurance and annuity products	519	—	—	—	—	519
Equities, ETFs and fixed income products	433	133	—	—	(9)	557
Subtotal securities commissions	1,519	139	5	—	(12)	1,651
Principal transactions [1]	112	371	—	9	—	492
Total brokerage revenues	1,631	510	5	9	(12)	2,143
Account and service fees:						
Mutual fund and other investment products	461	—	10	—	(1)	470
RJBDP fees	1,431	5	—	—	(829)	607
Client account and other fees	264	8	12	—	(47)	237
Total account and service fees	2,156	13	22	—	(877)	1,314
Investment banking:						
Merger & acquisition and advisory	—	521	—	—	—	521
Equity underwriting	38	131	—	—	—	169
Debt underwriting	—	168	—	—	—	168
Total investment banking	38	820	—	—	—	858
Other:						
Affordable housing investments business revenues	—	118	—	—	—	118
All other [1]	27	4	3	51	(23)	62
Total other	27	122	3	51	(23)	180
Total non-interest revenues	9,098	1,466	1,013	60	(946)	10,691
Interest income [1]	480	109	14	3,494	135	4,232
Total revenues	9,578	1,575	1,027	3,554	(811)	14,923
Interest expense	(119)	(103)	—	(1,838)	(42)	(2,102)
Net revenues	$ 9,459	$ 1,472	$ 1,027	$ 1,716	$ (853)	$ 12,821

(1) These revenues are generally not in scope of the accounting guidance for revenue from contracts with customers.

| | Year ended September 30, 2023 | | | | | |
$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Other and intersegment eliminations	Total
Revenues:						
Asset management and related administrative fees	$ 4,545	$ 2	$ 846	$ —	$ (30)	$ 5,363
Brokerage revenues:						
Securities commissions:						
Mutual and other fund products	540	5	6	—	(4)	547
Insurance and annuity products	439	—	—	—	—	439
Equities, ETFs and fixed income products	347	129	—	—	(3)	473
Subtotal securities commissions	1,326	134	6	—	(7)	1,459
Principal transactions [1]	108	341	—	15	(2)	462
Total brokerage revenues	1,434	475	6	15	(9)	1,921
Account and service fees:						
Mutual fund and other investment products	415	—	1	—	(2)	414
RJBDP fees	1,591	4	—	—	(1,097)	498
Client account and other fees	231	6	20	—	(44)	213
Total account and service fees	2,237	10	21	—	(1,143)	1,125
Investment banking:						
Merger & acquisition and advisory	—	418	—	—	—	418
Equity underwriting	35	85	—	—	—	120
Debt underwriting	—	110	—	—	—	110
Total investment banking	35	613	—	—	—	648
Other:						
Affordable housing investments business revenues	—	109	—	—	—	109
All other [1]	48	2	2	41	(15)	78
Total other	48	111	2	41	(15)	187
Total non-interest revenues	8,299	1,211	875	56	(1,197)	9,244
Interest income [1]	455	88	10	3,098	97	3,748
Total revenues	8,754	1,299	885	3,154	(1,100)	12,992
Interest expense	(100)	(85)	—	(1,141)	(47)	(1,373)
Net revenues	$ 8,654	$ 1,214	$ 885	$ 2,013	$ (1,147)	$ 11,619

(1) These revenues are generally not in scope of the accounting guidance for revenue from contracts with customers.

At September 30, 2025 and September 30, 2024, net receivables related to contracts with customers were $532 million and $600 million, respectively.

NOTE 21 – INTEREST INCOME AND INTEREST EXPENSE

We recognize interest in the period earned generally based upon average daily balances and contractual interest rates. See Note 2 for additional information about our interest-earning assets and interest-bearing liabilities. The following table details the components of interest income and interest expense.

$ in millions		Year ended September 30,				
		2025		2024		2023
Interest income:						
Cash and cash equivalents	$	**439**	$	509	$	358
Assets segregated for regulatory purposes and restricted cash		**149**		183		197
Trading assets — debt securities		**75**		73		57
Available-for-sale securities		**185**		220		219
Brokerage client receivables		**171**		187		170
Bank loans, net		**2,860**		2,952		2,671
All other		**115**		108		76
Total interest income		**3,994**		4,232		3,748
Interest expense:						
Bank deposits		**1,548**		1,780		1,080
Trading liabilities — debt securities		**44**		44		36
Brokerage client payables		**66**		83		78
Other borrowings		**28**		30		37
Senior notes payable		**96**		92		92
All other		**65**		73		50
Total interest expense		**1,847**		2,102		1,373
Net interest income		**2,147**		2,130		2,375
Less: Bank loan provision for credit losses		**37**		45		132
Net interest income after bank loan provision for credit losses	$	**2,110**	$	2,085	$	2,243

Interest expense related to bank deposits in the preceding table excluded interest expense associated with affiliate deposits, which has been eliminated in consolidation.

NOTE 22 - SHARE-BASED AND OTHER COMPENSATION

Share-based compensation plan

We have one share-based compensation plan, the Raymond James Financial, Inc. Amended and Restated 2012 Stock Incentive Plan ("the Plan"), for our employees, Board of Directors, and independent contractor financial advisors. The Plan authorizes us to grant 96.4 million shares (including the shares available for grant under six predecessor plans). As of September 30, 2025, 11.1 million shares remained available for grant under the Plan. We may utilize treasury shares for grants under the Plan, though we are also permitted to issue new shares. Our share-based compensation accounting policies are described in Note 2.

Restricted stock units

We may grant RSU awards under the Plan in connection with initial employment or under various retention programs for individuals who are responsible for contributing to our management, growth, and/or profitability. We may also grant RSU awards in lieu of cash for a portion of the annual bonus awarded to officers and certain other employees who receive an annual bonus in excess of $275,000. We also grant performance-based RSU awards to certain executives which vest based on the firm's achievement of certain financial or other targets. Under the Plan, RSU awards are generally restricted for a three- to five-year period. RSUs are generally forfeitable in the event of termination other than for death, disability, or qualifying retirement.

We grant RSUs annually to non-employee members of our Board of Directors. The RSUs granted to these Directors vest over a one-year period from their grant date or upon retirement from our Board.

The following table presents the RSU award activity, which includes grants to employees, independent contractor financial advisors, and members of our Board of Directors, for the year ended September 30, 2025.

	Shares/Units (in millions)	Weighted-average grant date fair value (per share)
Non-vested as of beginning of year	8.1	$ 97.97
Granted	2.0	$ 162.24
Vested	(3.0)	$ 86.94
Forfeited	(0.1)	$ 120.22
Non-vested as of end of year	**7.0**	**$ 120.21**

The following table presents expense and income tax benefits related to our RSUs granted to our employees, independent contractor financial advisors, and members of our Board of Directors for the periods indicated.

	Year ended September 30,		
$ in millions	2025	2024	2023
RSU share-based compensation amortization	$ 245	$ 242	$ 220
Income tax benefits related to share-based compensation expense	$ 57	$ 41	$ 51

As of September 30, 2025, there were $338 million of total pre-tax compensation costs not yet recognized (net of estimated forfeitures) related to RSUs granted to employees, independent contractor financial advisors, and members of our Board of Directors. These costs are expected to be recognized over a weighted-average period of three years. The following RSU activity occurred for the periods indicated.

	Year ended September 30,		
$ in millions, except per unit award amounts	2025	2024	2020
Weighted-average grant date fair value per unit award	$ 162.24	$ 108.28	$ 115.79
Total grant date fair value of RSUs vested	$ 261	$ 169	$ 111

Restricted stock awards

RSAs were issued as a component of our total purchase consideration for TriState Capital on June 1, 2022, in accordance with the terms of the acquisition. For the years ended September 30, 2025, 2024, and 2023, total share-based compensation amortization related to these RSAs was $3 million, $6 million, and $9 million, respectively. As of September 30, 2025, there were $2 million of total pre-tax compensation costs not yet recognized for these RSAs. These costs are expected to be recognized over a weighted-average period of one year.

Employee stock purchase plan

Under the 2003 Employee Stock Purchase Plan, we are authorized to issue up to 13.1 million shares of common stock to eligible employees. Under the terms of the plan, share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date. Under the plan, we sold approximately 176 thousand, 361 thousand and 428 thousand shares to employees during the years ended September 30, 2025, 2024, and 2023, respectively. The related compensation expense is calculated as the value of the 15% discount from market value and was $6 million, $6 million, and $7 million for the years ended September 30, 2025, 2024 and 2023, respectively.

Other compensation

Our profit-sharing plan and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability, or retirement benefits for our U.S.-based employees who meet certain service requirements. The plans are noncontributory and our contributions, if any, are determined annually by our Board of Directors, or a committee thereof, on a discretionary basis and are recognized as compensation expense throughout the year. Benefits become fully vested after five years of qualified service, age 65, or if a participant separates from service due to death or disability.

All shares owned by the ESOP are included in earnings per share calculations. Cash dividends paid to the ESOP are reflected as a reduction of retained earnings. The number of shares of our common stock held by the ESOP was 6.3 million and 6.5 million at September 30, 2025 and 2024, respectively. The market value of our common stock held by the ESOP at September 30, 2025 was $1.09 billion, of which $11 million was unearned (not yet vested) by ESOP plan participants.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

We also offer a plan pursuant to section 401(k) of the Internal Revenue Code, which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

Our LTIP is a non-qualified deferred compensation plan that provides benefits to certain employees who meet certain compensation or production requirements. Corporate-owned life insurance is the primary source of funding for this plan. See Note 11 for information regarding the carrying value of these corporate-owned life insurance policies.

Contributions to the qualified plans and the LTIP are approved annually by the Board of Directors or a committee thereof.

The VDCP is a non-qualified deferred compensation plan for certain employees and independent contractor financial advisors, in which eligible participants may elect to defer a percentage or specific dollar amount of their compensation. Corporate-owned life insurance is the primary source of funding for this plan.

Compensation expense associated with all other employee compensation plans, including those previously described, totaled $230 million, $254 million and $223 million for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 23 – REGULATORY CAPITAL REQUIREMENTS

RJF, as a bank holding company and financial holding company, as well as Raymond James Bank, TriState Capital Bank, our broker-dealer subsidiaries, and our trust subsidiaries are subject to capital requirements by various regulatory authorities. Capital levels of each entity are monitored to ensure compliance with our various regulatory capital requirements. Failure to meet applicable capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on our financial results.

As a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), that has made an election to be a financial holding company, RJF is subject to supervision, examination and regulation by the Fed. We are subject to the Fed's capital rules which establish an integrated regulatory capital framework and implement, in the U.S., the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. We apply the standardized approach for calculating risk-weighted assets and are also subject to the market risk provisions of the Fed's capital rules ("market risk rule").

Under these rules, requirements are established for both the quantity and quality of capital held by banking organizations. RJF, Raymond James Bank, and TriState Capital Bank are required to maintain minimum leverage ratios (defined as tier 1 capital divided by adjusted average assets), as well as minimum ratios of tier 1 capital, common equity tier 1 ("CET1") capital, and total capital to risk-weighted assets. These capital ratios incorporate quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under the regulatory capital rules and are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. We calculate these ratios in order to assess compliance with both regulatory requirements and internal capital policies. In order to maintain our ability to take certain capital actions, including dividends and common equity repurchases, and to make certain discretionary bonus payments, we must hold a capital conservation buffer above our minimum risk-based capital requirements. As of September 30, 2025, capital levels at RJF, Raymond James Bank, and TriState Capital Bank exceeded the capital conservation buffer requirements and each entity was categorized as "well-capitalized."

The following table presents regulatory capital ratio requirements for RJF as of September 30, 2025 and 2024.

$ in millions	Required ratio [1]	Well-capitalized	September 30, 2025		September 30, 2024	
			Ratio	Amount	Ratio	Amount
RJF:						
Tier 1 leverage	4.0 %	N/A [2]	13.1 %	$ 11,156	12.8 %	$ 10,383
Tier 1 capital	8.5 %	6.0 %	23.0 %	$ 11,156	22.8 %	$ 10,383
CET1 capital	7.0 %	N/A [2]	22.9 %	$ 11,081	22.6 %	$ 10,307
Total capital	10.5 %	10.0 %	24.1 %	$ 11,687	24.1 %	$ 11,001

(1) The required ratio for tier 1 capital, CET1 capital, and total capital reflect our minimum risk-based capital requirements plus a capital conservation buffer of 2.5%.

(2) The Fed's regulations do not establish well-capitalized thresholds for these measures for BHCs.

As of September 30, 2025, RJF's regulatory capital increased compared with September 30, 2024 driven by an increase in equity due to positive earnings, partially offset by share repurchases and dividends. RJF's tier 1 capital ratio increased compared with September 30, 2024 resulting from the increase in regulatory capital, partially offset by an increase in risk-weighted assets largely due to an increase in bank loans. RJF's tier 1 leverage ratio at September 30, 2025 increased compared to September 30, 2024 due to the increase in regulatory capital, which was partially offset by higher average assets. The increase in average assets was primarily driven by increases in average bank loans, partially offset by a decline in our available-for-sale securities portfolio.

For RJF to maintain its status as a financial holding company, Raymond James Bank ("RJB") and TriState Capital Bank ("TSC") must, among other things, qualify as "well-capitalized." The following table presents regulatory capital ratio requirements for RJB and TSC as of September 2025 and September 2024. Our banks' failure to remain well-capitalized could result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements.

$ in millions	Required ratio [1]	Well-capitalized	September 30, 2025		September 30, 2024	
			Ratio	Amount	Ratio	Amount
Raymond James Bank:						
Tier 1 leverage	4.0 %	5.0 %	8.0 %	$ 3,434	8.1 %	$ 3,401
Tier 1 capital	8.5 %	8.0 %	13.9 %	$ 3,434	14.4 %	$ 3,401
CET1 capital	7.0 %	6.5 %	13.9 %	$ 3,434	14.4 %	$ 3,401
Total capital	10.5 %	10.0 %	15.2 %	$ 3,743	15.7 %	$ 3,698
TriState Capital Bank:						
Tier 1 leverage	4.0 %	5.0 %	7.6 %	$ 1,661	7.5 %	$ 1,505
Tier 1 capital	8.5 %	8.0 %	16.8 %	$ 1,661	16.9 %	$ 1,505
CET1 capital	7.0 %	6.5 %	16.8 %	$ 1,661	16.9 %	$ 1,505
Total capital	10.5 %	10.0 %	17.5 %	$ 1,732	17.5 %	$ 1,558

(1) The required ratio for tier 1 capital, CET1 capital, and total capital reflect our minimum risk-based capital requirements plus a capital conservation buffer of 2.5%.

Our bank subsidiaries may pay dividends to RJF out of retained earnings without prior approval of their regulators as long as the dividends do not exceed the sum of their current calendar year and the previous two calendar years' retained net income and they satisfy applicable regulatory capital requirements. Dividends paid to RJF from our bank subsidiaries may be limited to the extent that capital is needed to support balance sheet growth or as part of our liquidity and capital management activities.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Certain of our broker-dealer subsidiaries are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the Financial Industry Regulatory Authority ("FINRA"), RJ&A is subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which RJ&A has elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1.5 million or 2% of aggregate debit items arising from client balances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. As of September 30, 2025, RJ&A had excess net capital available to remit dividends to RJF, subject to applicable regulatory requirements, including, in certain cases, regulatory approval. The following table presents the net capital position of RJ&A.

	September 30,	
$ in millions	**2025**	2024
Raymond James & Associates, Inc.:		
(Alternative Method elected)		
Net capital as a percent of aggregate debit items	**30.3 %**	33.6 %
Net capital	**$ 1,030**	$ 1,019
Less: required net capital	**(68)**	(61)
Excess net capital	**$ 962**	$ 958

As of September 30, 2025, all of our other active regulated domestic and international subsidiaries were in compliance with and exceeded all applicable capital requirements.

NOTE 24 – EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per common share.

	Year ended September 30,		
$ in millions, except per share amounts	**2025**	2024	2023
Income for basic earnings per common share:			
Net income available to common shareholders	**$ 2,130**	$ 2,063	$ 1,733
Less allocation of earnings and dividends to participating securities	**(3)**	(4)	(5)
Net income available to common shareholders after participating securities	**$ 2,127**	$ 2,059	$ 1,728
Income for diluted earnings per common share:			
Net income available to common shareholders	**$ 2,130**	$ 2,063	$ 1,733
Less allocation of earnings and dividends to participating securities	**(3)**	(4)	(5)
Net income available to common shareholders after participating securities	**$ 2,127**	$ 2,059	$ 1,728
Common shares:			
Average common shares in basic computation	**202.0**	207.1	211.8
Dilutive effect of outstanding stock options and certain RSUs	**4.6**	5.2	5.1
Average common and common equivalent shares used in diluted computation	**206.6**	212.3	216.9
Earnings per common share:			
Basic	**$ 10.53**	$ 9.94	$ 8.16
Diluted	**$ 10.30**	$ 9.70	$ 7.97
Stock options and certain RSUs excluded from weighted-average diluted common shares because their effect would be antidilutive	**0.1**	0.1	0.5

The allocation of earnings and dividends to participating securities in the preceding table represents dividends paid during the year to participating securities, consisting of RSAs and certain RSUs, plus an allocation of undistributed earnings to such participating securities. Participating securities and related dividends paid on these participating securities were insignificant for the years ended September 30, 2025, 2024 and 2023. Undistributed earnings are allocated to participating securities based upon their right to share in earnings as if all earnings for the period had been distributed.

NOTE 25 – SEGMENT INFORMATION

We currently operate through the following five segments: PCG; Capital Markets; Asset Management; Bank; and Other. The segments are determined based on the manner in which financial information is evaluated by management as well as the services provided and the distribution channels served. Our Chief Executive Officer is the firm's chief operating decision maker ("CODM"). The CODM regularly reviews segment pre-tax income and its significant components in comparison to expected results as part of evaluating segment performance and determining how to allocate our resources. The financial results of our segments are presented using the same policies as those described in Note 2. Segment results include allocations of most corporate expenses to each segment. Refer to the following discussion of the Other segment for a description of the corporate expenses that are not allocated to segments. Intersegment revenues, expenses, receivables, and payables are eliminated upon consolidation.

The PCG segment provides financial planning, investment advisory, and securities transaction services in the U.S., Canada, and the U.K. for which we generally charge either asset-based fees or sales commissions. The PCG segment also earns revenues for distribution and related services performed related to mutual and other funds, fixed and variable annuities, and insurance products. The segment includes servicing fee revenues from third-party mutual fund and annuity companies whose products we distribute and from banks to which we sweep a portion of our clients' cash deposits as part of the RJBDP, our multi-bank sweep program. The segment also includes net interest earnings primarily on assets segregated for regulatory purposes, margin loans provided to clients, cash balances, and securities borrowing transactions, net of interest paid on client cash balances in the Client Interest Program and securities lending transactions. In the following table, "All other" non-interest expenses for our PCG segment primarily included communications and information processing expenses, occupancy and equipment expenses, business development expenses, and professional fees.

Our Capital Markets segment conducts investment banking, institutional sales, securities trading, equity research, and the syndication and management of investments in low-income housing funds and funds of a similar nature that generally qualify for tax credits. We primarily conduct these activities in the U.S., Canada, and Europe. In the following table, "All other" non-interest expenses for our Capital Markets segment primarily included communications and information processing expenses, business development expenses, provisions for certain legal and regulatory matters, professional fees, and occupancy and equipment expenses.

Our Asset Management segment earns asset management and related administrative fees for providing asset management, portfolio management, and related administrative services to retail and institutional clients. This segment oversees a portion of our fee-based assets under administration for our PCG clients through our Asset Management Services division. This segment also provides asset management services through Raymond James Investment Management for certain retail accounts managed on behalf of third-party institutions, institutional accounts, and proprietary mutual funds that we manage. This segment also earns asset management and related administrative fees through services provided by Raymond James Trust, N.A. and Raymond James Trust Company of New Hampshire. In the following table, "All other" non-interest expenses for our Asset Management segment primarily included investment sub-advisory fees and communications and information processing expenses.

Our Bank segment provides various types of loans, including SBL, corporate loans, residential mortgage loans, and tax-exempt loans. This segment is active in corporate loan syndications and participations and lending directly to clients. This segment also provides FDIC-insured deposit accounts, including to clients of our broker-dealer subsidiaries, and other retail and corporate deposit and liquidity management products and services. This segment generates net interest income principally through the interest income earned on loans and an investment portfolio of available-for-sale securities, which is offset by the interest expense it pays on client deposits and on its borrowings. In the following table, "All other" non-interest expenses for our Bank segment primarily included RJBDP fees paid to PCG and communications and information processing expenses.

The Other segment includes interest income on certain corporate cash balances, the results of our private equity investments, which predominantly consist of investments in third-party funds, certain other corporate investing activity, and certain corporate overhead costs of RJF that are not allocated to operating segments including the interest costs on our public debt, certain provisions for legal and regulatory matters, and certain acquisition-related expenses.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents information concerning operations in these segments, inclusive of our acquisitions.

$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Other and intersegment eliminations	Total
Year ended September 30, 2025						
Revenues:						
Non-interest revenues [1]	$ 9,814	$ 1,758	$ 1,175	$ 61	$ (890)	$ 11,918
Net interest income [2]	368	12	13	1,715	39	2,147
Net revenues	10,182	1,770	1,188	1,776	(851)	14,065
Non-interest expenses:						
Compensation, commissions and benefits	7,384	1,128	229	184	147	9,072
Bank loan provision for credit losses	—	—	—	37	—	37
All other [1]	1,078	496	456	1,064	(852)	2,242
Total non-interest expense	8,462	1,624	685	1,285	(705)	11,351
Total pre-tax income/(loss)	$ 1,720	$ 146	$ 503	$ 491	$ (146)	$ 2,714
Year ended September 30, 2024						
Revenues:						
Non-interest revenues [1]	$ 9,098	$ 1,466	$ 1,013	$ 60	$ (946)	$ 10,691
Net interest income	361	6	14	1,656	93	2,130
Net revenues	9,459	1,472	1,027	1,716	(853)	12,821
Non-interest expenses:						
Compensation, commissions and benefits	6,700	1,002	223	180	108	8,213
Bank loan provision for credit losses	—	—	—	45	—	45
All other [1]	974	403	383	1,111	(951)	1,920
Total non-interest expense	7,674	1,405	606	1,336	(843)	10,178
Total pre-tax income/(loss)	$ 1,785	$ 67	$ 421	$ 380	$ (10)	$ 2,643
Year ended September 30, 2023						
Revenues:						
Non-interest revenues [1]	$ 8,299	$ 1,211	$ 875	$ 56	$ (1,197)	$ 9,244
Net interest income	355	3	10	1,957	$ 50	2,375
Net revenues	8,654	1,214	885	2,013	$ (1,147)	11,619
Non-interest expenses:						
Compensation, commissions and benefits	5,927	902	198	177	95	7,299
Bank loan provision for credit losses	—	$ —	—	132	—	132
All other [1]	964	403	336	1,333	$ (1,128)	1,908
Total non-interest expense	6,891	1,305	534	1,642	$ (1,033)	9,339
Total pre-tax income/(loss)	$ 1,763	$ (91)	$ 351	$ 371	$ (114)	$ 2,280

[1] "Non-interest revenues" and "All other" non-interest expenses for the PCG and Bank segments, respectively, included $754 million, $824 million, and $1.09 billion of RJBDP fees paid to PCG for the years ended September 30, 2025, 2024, and 2023, respectively. Such fees were eliminated in consolidation.

[2] Effective October 1, 2024, we updated our methodology for allocating interest income on certain cash balances, resulting in a reallocation of interest income from the Other segment to the PCG segment. Prior-period segment results have not been conformed to the current-period presentation.

No individual client accounted for more than 10% of revenues in any of the years presented.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents our total assets on a segment basis.

$ in millions	September 30, 2025	September 30, 2024
Total assets:		
Private Client Group	$ 14,007	$ 13,413
Capital Markets	3,426	3,518
Asset Management	632	616
Bank	65,263	62,367
Other	4,902	3,078
Total	$ 88,230	$ 82,992

We have operations in the U.S., Canada, and Europe. The vast majority of our long-lived assets are located in the U.S. The following table presents our net revenues and pre-tax income/(loss) classified by major geographic area in which they were earned.

$ in millions	Year ended September 30, 2025	2024	2023
Net revenues:			
U.S.	$ 12,871	$ 11,728	$ 10,609
Canada	645	599	563
Europe	549	494	447
Total net revenues	$ 14,065	$ 12,821	$ 11,619
Pre-tax income/(loss):			
U.S.	$ 2,608	$ 2,534	$ 2,193
Canada	122	125	108
Europe	(16)	(16)	(21)
Total pre-tax income	$ 2,714	$ 2,643	$ 2,280

The following table presents our total assets by major geographic area in which they were held.

$ in millions	September 30, 2025	September 30, 2024
Total assets:		
U.S.	$ 82,289	$ 77,033
Canada	3,182	3,347
Europe	2,759	2,612
Total	$ 88,230	$ 82,992

NOTE 26 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

As more fully described in Note 1, RJF (or the "Parent") is a financial holding company whose subsidiaries are engaged in various financial services activities. The Parent's primary activities include investments in subsidiaries and corporate investments, including cash management and corporate-owned life insurance policies. The primary source of operating cash available to the Parent is provided by dividends from its subsidiaries.

The broker-dealer subsidiaries of the Parent, including RJ&A our principal domestic broker-dealer, and certain other subsidiaries are required to maintain a minimum amount of net capital due to regulatory requirements. RJ&A is further required by certain covenants in its borrowing agreements to maintain minimum net capital equal to 10% of aggregate debit balances. At September 30, 2025, each of these subsidiaries exceeded their minimum net capital requirements (see Note 23 for additional information).

Of the Parent's net assets as of September 30, 2025, approximately $119 million of its investment in RJ&A, Raymond James Financial Services, Inc., and SumRidge Partners, LLC (our largest U.S. broker-dealer subsidiaries) was available for distribution to the Parent without further regulatory approvals. As of September 30, 2025, approximately $4.01 billion of the net assets of our U.S. broker-dealer subsidiaries and bank subsidiaries were restricted from distribution to the Parent due to regulatory or other restrictions without prior approval of the respective entity's regulator. In addition, a large portion of our non-U.S. subsidiaries' net assets was held to meet regulatory requirements and was not available for use by the Parent.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

RJF corporate cash of $3.67 billion and $2.16 billion as of September 30, 2025 and 2024, respectively, included cash and cash equivalents held directly by the Parent and cash loaned by the Parent to RJ&A which is included in "Intercompany receivables from subsidiaries" in the following table. As of September 30, 2025 and 2024, the amount loaned by the Parent to RJ&A, which RJ&A had invested on behalf of RJF or otherwise deployed in its normal business activities, was $1.40 billion and $1.43 billion, respectively. Cash and cash equivalents in the following table included investments in short-term U.S. Treasuries, cash held directly by RJF in depository accounts at third-party financial institutions, and unrestricted cash held in depository accounts at Raymond James Bank. RJF maintained depository accounts at Raymond James Bank and TriState Capital Bank totaling $302 million and $298 million as of September 30, 2025 and 2024, respectively. The portion of this total that was available on demand without restrictions, which amounted to $270 million and $253 million as of September 30, 2025 and 2024, was included in "Cash and cash equivalents" in the following table.

See Notes 15, 16, 18 and 23 for additional information regarding borrowings, commitments, contingencies and guarantees, and regulatory capital requirements of the Parent and its subsidiaries.

In the following tables, "bank subsidiaries" refers to Raymond James Bank and TriState Capital Bank, including its holding company which is a subsidiary of RJF. The following table presents the Parent's statements of financial condition.

	September 30,	
$ in millions	2025	2024
Assets:		
Cash and cash equivalents	$ 2,296	$ 761
Assets segregated for regulatory purposes and restricted cash (**$1** and $1 at fair value)	33	46
Intercompany receivables from subsidiaries (primarily non-bank subsidiaries)	1,738	1,682
Investments in consolidated subsidiaries:		
Bank subsidiaries	5,806	4,829
Non-bank subsidiaries	6,064	6,322
Goodwill and identifiable intangible assets, net	85	68
All other	1,638	1,418
Total assets	$ 17,660	$ 15,126
Liabilities and equity:		
Accrued compensation, commissions and benefits	$ 1,347	$ 1,168
Intercompany payables to subsidiaries (non-bank subsidiaries)	28	8
Senior notes payable	3,520	2,040
All other	262	237
Total liabilities	5,157	3,453
Equity	12,503	11,673
Total liabilities and equity	$ 17,660	$ 15,126

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents the Parent's statements of income.

$ in millions	Year ended September 30,		
	2025	2024	2023
Revenues:			
Dividends from non-bank subsidiaries	$ **1,191**	$ 911	$ 874
Dividends from bank subsidiaries	**575**	500	375
Interest from subsidiaries	**92**	98	84
Interest income	**25**	25	20
All other	**27**	21	18
Total revenues	**1,910**	1,555	1,371
Interest expense	**(96)**	(94)	(93)
Net revenues	**1,814**	1,461	1,278
Non-interest expenses:			
Compensation, commissions and benefits	**151**	96	86
Non-compensation expenses:			
Communications and information processing	**8**	8	9
Occupancy and equipment	**1**	1	1
Business development	**28**	23	21
Intercompany allocations and charges	**16**	7	2
Professional fees	**18**	7	7
Other	**41**	38	3
Total non-compensation expenses	**112**	84	43
Total non-interest expenses	**263**	180	129
Pre-tax income before equity in undistributed net income of subsidiaries	**1,551**	1,281	1,149
Income tax benefit	**(83)**	(98)	(35)
Income before equity in undistributed net income of subsidiaries	**1,634**	1,379	1,184
Equity in undistributed net income of subsidiaries	**501**	689	555
Net income	**2,135**	2,068	1,739
Preferred stock dividends	**5**	5	6
Net income available to common shareholders	$ **2,130**	$ 2,063	$ 1,733

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents the Parent's statements of cash flows.

	Year ended September 30,		
$ in millions	**2025**	2024	2023
Cash flows from operating activities:			
Net income	**$ 2,135**	$ 2,068	$ 1,739
Adjustments to reconcile net income to net cash provided by operating activities:			
Unrealized gains on corporate-owned life insurance policies, net of expenses	**(127)**	(224)	(95)
Equity in undistributed net income of subsidiaries	**(501)**	(689)	(555)
Other	**229**	147	160
Net change in:			
Intercompany receivables	**(104)**	(54)	1
Other assets	**(17)**	—	93
Intercompany payables	**16**	(47)	24
Other payables	**2**	45	34
Accrued compensation, commissions and benefits	**178**	289	164
Net cash provided by operating activities	**1,811**	1,535	1,565
Cash flows from investing activities:			
Investments in subsidiaries, net	**(121)**	(50)	(149)
Repayments from/(advances to) subsidiaries, net	**49**	(66)	(40)
Purchase of investments in corporate-owned life insurance policies, net	**(43)**	(51)	(65)
Other investing activities	**(2)**	—	—
Net cash (used in) investing activities	**(117)**	(167)	(254)
Cash flows from financing activities:			
Repurchases of common stock and share-based awards withheld for payment of withholding tax requirements	**(1,267)**	(984)	(862)
Dividends on common and preferred stock	**(416)**	(383)	(355)
Redemption of preferred stock	**—**	—	(40)
Exercise of stock options and employee stock purchases	**31**	46	46
Proceeds from senior note issuances, net of debt issuance costs paid	**1,480**	—	—
Net cash used in financing activities	**(172)**	(1,321)	(1,211)
Net increase/(decrease) in cash and cash equivalents, including those segregated for regulatory purposes and restricted cash	**1,522**	47	100
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at beginning of year	**806**	759	659
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	**$ 2,328**	$ 806	$ 759
Cash and cash equivalents	**$ 2,296**	$ 761	$ 717
Cash and cash equivalents segregated for regulatory purposes and restricted cash	**32**	45	42
Total cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	**$ 2,328**	$ 806	$ 759
Supplemental disclosures of cash flow information:			
Cash paid for interest	**$ 94**	$ 94	$ 65
Cash paid for income taxes, net of refunds received [(1)]	**$ (12)**	$ 40	$ 9

(1) Represented payments, net of refunds, made by the Parent to various taxing authorities and included taxes paid on behalf of certain of its subsidiaries.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls are procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this report, are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.   In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Securities Exchange Act of 1934 Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There were no changes during the three months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by COSO. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of September 30, 2025. KPMG LLP, who audited and reported on our consolidated financial statements included in this report, has issued an attestation report on our internal control over financial reporting as of September 30, 2025 (included as follows).

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Raymond James Financial, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Raymond James Financial, Inc. and subsidiaries' (the Company) internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of September 30, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated November 25, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
November 25, 2025

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ITEM 9B. OTHER INFORMATION

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended September 30, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of our executive officers appears in Part I, Item 1 of this report. The balance of the information required by Item 10 is incorporated herein by reference to the registrant's definitive proxy statement for the 2026 Annual Meeting of Shareholders which will be filed with the SEC no later than 120 days after the close of the fiscal year ended September 30, 2025.

ITEMS 11, 12, 13 and 14.

The information required by Items 11 (excluding the information required by Item 402(v) of Regulation S-K), 12, 13 and 14 is incorporated herein by reference to the registrant's definitive proxy statement for the 2026 Annual Meeting of Shareholders which will be filed with the SEC no later than 120 days after the close of the fiscal year ended September 30, 2025.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit listing

See below and continued on the following pages.

Exhibit Number	Description
3.1.1	Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. as filed with the Secretary of State of Florida on February 28, 2022, incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022.
3.1.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. relating to the Raymond James Financial, Inc. 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share, incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
3.1.3	Articles of Amendment to Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. relating to the Raymond James Financial, Inc. 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share, incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
3.2	Amended and Restated By-Laws of Raymond James Financial, Inc. reflecting amendments adopted by the Board of Directors on August 21, 2024, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2024.
4.1	Description of Capital Stock, incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2024.
4.2.1	Indenture, dated as of August 10, 2009 for Senior Debt Securities, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.
4.2.2	Sixth Supplemental Indenture, dated as of July 12, 2016, for the 4.950% Senior Notes Due 2046, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2016.
4.2.3	Sixth (Reopening) Supplemental Indenture, dated as of May 10, 2017, for the 4.950% Senior Notes due 2046, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2017.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Exhibit Number		Description
4.2.4		Seventh Supplemental Indenture, dated as of March 31, 2020, for the 4.650% Senior Notes due 2030, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2020.
4.2.5		Eighth Supplemental Indenture, dated as of April 1, 2021, for the 3.750% Senior Notes due 2051, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 2, 2021.
4.2.6		Tenth Supplemental Indenture, dated as of September 11, 2025 for Senior Debt Securities, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 11, 2025.
4.2.7		Eleventh Supplemental Indenture, dated as of September 11, 2025, for the 4.900% Senior Notes due 2035 and its 5.650% Senior Notes due 2055, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 11, 2025.
4.3		Deposit Agreement among TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
4.4		Form of First Amendment to Deposit Agreement among Raymond James Financial, Inc., TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
4.5		Form of Depositary Receipt—Series B (included as part of Exhibit 4.4).
10.1.1	*	Raymond James Financial, Inc. Amended and Restated 2012 Stock Incentive Plan (as amended through December 3, 2024), incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2025.
10.1.2	*	Form of Restricted Stock Unit Agreement for Non-Employee Director under 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2012.
10.1.3	*	Form of Stock Option Agreement under 2012 Stock Incentive Plan, as revised and approved on August 21, 2013, incorporated by reference to Exhibit 10.16.3 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2013.
10.1.4	*	Form of Restricted Stock Unit Agreement for Non-Bonus Award (Employee/Independent Contractor) under 2012 Stock Incentive Plan, as revised and approved on August 21, 2013, incorporated by reference to Exhibit 10.16.4 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2013.
10.1.5	*	Form of Stock Option Agreement under 2012 Stock Incentive Plan, as revised and approved on November 20, 2013, incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2014.
10.1.6	*	Form of Restricted Stock Unit Agreement for Non-Bonus Award under 2012 Stock Incentive Plan, as revised and approved on November 20, 2013, incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2014.
10.1.7		Raymond James Financial, Inc. 2012 Stock Incentive Plan Sub-Plan for French Employees with Form of Restricted Stock Unit Agreement, adopted and approved on February 20, 2014, incorporated by reference to Exhibit 10.16.9 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2014.
10.1.8	*	Form of Restricted Stock Unit Award Notice and Agreement for Non-Bonus Award for Canadian Employees, first used for awards granted on November 29, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2018.
10.1.9	*	Form of Restricted Stock Unit Award Notice and Agreement for Non-Bonus Award, first used for awards granted on November 29, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2018.
10.1.10	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (time-based vesting) for Canadian Employees, first used for awards granted on December 14, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2018.
10.1.11	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (time-based vesting), first used for awards granted on December 14, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2018.
10.1.12	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (performance-based vesting) for Canadian Employees, first used for awards granted on December 14, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2018.
10.1.13	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (performance-based vesting with rTSR) under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 8, 2022.
10.1.14	*	Form of Restricted Stock Unit Award Notice and Agreement for Special Retention Award (performance-based vesting with rTSR) for Mr. Paul C. Reilly under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2022.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Exhibit Number		Description
10.1.15	*	Form of Restricted Stock Unit Award Notice and Agreement for Special Retention Award (time-based vesting) for Mr. Paul C. Reilly under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2022.
10.1.16	*	Form of Restricted Stock Unit Award Notice and Agreement for Management Award for U.S. Employees under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2025.
10.1.17	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (time-based vesting) for U.S. Employees under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2025.
10.1.18	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (performance-based vesting with rTSR) for U.S. Employees under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2025.
10.1.19	*	Form of Deferred Share Unit Agreement for Directors (Deferred Payment Event) under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2025.
10.1.20	*	Form of Deferred Share Unit Agreement for Directors (Separation from Service Election) under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2025.
10.2	*	Amended and Restated Raymond James Financial Long-Term Incentive Plan, effective August 20, 2025.
10.3	*	Raymond James Financial, Inc. Amended and Restated Voluntary Deferred Compensation Plan, effective May 17, 2017, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed with the Securities Exchange Commission on November 21, 2018.
10.4	*	Amended and Restated Raymond James Financial, Inc. 2003 Employee Stock Purchase Plan (as amended through February 20, 2025), incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2025.
10.5	*	Amended and Restated Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 6, 2019.
10.6		Second Amended and Restated Credit Agreement, dated as of September 23, 2025, among Raymond James Financial, Inc., Raymond James & Associates, Inc., the Lenders party thereto and Bank of America, N.A, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2025.
19		Raymond James Financial, Inc. Insider Trading Policy with Respect to Company Securities, incorporated by reference to Exhibit 19 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2024.
21		List of Subsidiaries.
23		Consent of Independent Registered Public Accounting Firm.
31.1		Certification of Paul M. Shoukry pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification of Jonathan W. Oorlog, Jr. pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32		Certification of Paul M. Shoukry and Jonathan W. Oorlog, Jr. pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1		Raymond James Financial, Inc. Dodd-Frank Clawback Policy, incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2024.
97.2		Raymond James Financial, Inc. Compensation Recoupment Policy, incorporated by reference to Exhibit 97.2 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2024.
101.INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH		Inline XBRL Taxonomy Extension Schema Document.
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104		Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*   Indicates a management contract or compensatory plan or arrangement in which a director or executive officer participates.

ITEM 16.   <u>FORM 10-K SUMMARY</u>

None.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on the 25th day of November 2025.

RAYMOND JAMES FINANCIAL, INC.

By: /s/ PAUL M. SHOUKRY

Paul M. Shoukry, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL M. SHOUKRY Paul M. Shoukry	Chief Executive Officer (Principal Executive Officer) and Director	November 25, 2025
/s/ JONATHAN W. OORLOG, JR. Jonathan W. Oorlog, Jr.	Chief Financial Officer (Principal Financial Officer)	November 25, 2025
/s/ KATHERINE H. LARSON Katherine H. Larson	Chief Accounting Officer (Principal Accounting Officer)	November 25, 2025
/s/ PAUL C. REILLY Paul C. Reilly	Executive Chair and Director	November 25, 2025
/s/ MARK W. BEGOR Mark W. Begor	Director	November 25, 2025
/s/ MARLENE DEBEL Marlene Debel	Director	November 25, 2025
/s/ JEFFREY N. EDWARDS Jeffrey N. Edwards	Director	November 25, 2025
/s/ BENJAMIN C. ESTY Benjamin C. Esty	Director	November 25, 2025
/s/ ART A. GARCIA Art A. Garcia	Director	November 25, 2025
/s/ ANNE GATES Anne Gates	Director	November 25, 2025
/s/ GORDON L. JOHNSON Gordon L. Johnson	Director	November 25, 2025
/s/ RAYMOND W. MCDANIEL, JR. Raymond W. McDaniel, Jr.	Director	November 25, 2025
/s/ RODERICK C. MCGEARY Roderick C. McGeary	Director	November 25, 2025
/s/ CECILY M. MISTARZ Cecily M. Mistarz	Director	November 25, 2025
/s/ RAJ SESHADRI Raj Seshadri	Director	November 25, 2025

EXHIBIT 10.2

AMENDED AND RESTATED
RAYMOND JAMES FINANCIAL, INC.
LONG-TERM INCENTIVE PLAN

PREAMBLE

Raymond James Financial, Inc. (the "Company") has previously established the Raymond James Financial Long-Term Incentive Plan (the "Plan"), effective October 1, 2000, as amended and restated December 31, 2007 to comply with final regulations under Section 409A of the Code, and as further amended and restated from time to time.

The Plan is hereby further amended and restated effective August 20, 2025 in order to impose certain conditions on eligibility for continued vesting following a Participant's Separation from Service.

ARTICLE I
Definitions

(a) **"Account"** shall mean a Participant's employer contribution account or accounts established under the Plan, as further described in Article IV.

(b) **"Account Balance"** shall mean the amounts in an Account after applying all credits or debits to a Contribution as set forth in Article IV (c).

(c) **"Cause"** shall mean: (i) continued failure to perform the duties and responsibilities of his or her position after there has been delivered to the Participant a written demand for performance from the Company which describes the basis for the Company's belief that the Participant has not substantially performed his or her duties and the Participant has not corrected such failure within thirty (30) days of such written demand; (ii) dishonesty, intentional misconduct, breach of a confidentiality agreement with the Company or a Related Employer or material breach of any other agreement with the Company or a Related Employer; (iii) breach of any fiduciary duty owed to the Company by the Participant that has a material detrimental effect on the Company's reputation or business; (iv) conviction of, or plea of guilty or nolo contendere to, a crime involving dishonesty, breach of trust, theft, fraud, or physical or emotional harm to any person, or which materially compromises Participant's ability to perform services for the Company as reasonably determined by the Company in good faith; or (v) Participant otherwise engages in any activity that brings the Company into public disrepute or which causes or is reasonably expected to cause material harm to the Company.

(d) **"Code"** shall mean the Internal Revenue Code of 1986, as it may be amended from time to time. Reference to a specific Code Section shall include any successor provision.

(e) **"Committee"** shall mean the Compensation and Talent Committee of the Board of Directors of the Company.

(f) **"Company"** shall mean Raymond James Financial, Inc., a Florida corporation, and its successor or successors.

(g) **"Competition Condition"** shall mean that the Participant, since the date of his or her Separation from Service, shall not have engaged in any conduct or committed any act set forth in (i) Schedule A hereto, or (ii) any other written agreement between Participant and the Company or a Related Employer that affords the Company or Related Employer protections great than those set forth in Schedule A.

(h) **"Continued Vesting Conditions"** shall mean (i) the Retirement Condition, (ii) the License Condition, (iii) the Competition Condition, and (iv) the Qualified Transfer Condition.

(i) **"Contribution"** shall have the meaning set forth in Article IV.

(j) **"Disability"** shall mean, unless such term (or word of like import) is expressly defined in a then-effective written agreement between a Participant and the Company and a Related Employer, a permanent and total disability as determined under the long-term disability plan of the Company or a Related Employer to which the Participant provides services unless the Participant is not a participant in such long-term disability plan or in the absence of such long-term disability plan, in which case, "Disability" means a mental or physical condition which totally and presumably permanently prevents the Participant from engaging in any substantial gainful employment with the Company or a Related Employer to which the Participant provides services prior to the inception of the disability; provided that, for purposes of contributions hereunder that are subject to Section 409A, "Disability" means a disability within the meaning of Code Section 409A(a)(2)(C) and Treasury Regulation Section 1.409A-3(i)(4), as each may be amended from time to time. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Plan Administrator in its discretion.

(k) **"FA Participant"** shall mean a Participant who has received a Contribution in the capacity of a financial advisor or branch manager.

(l) **"License Condition"** shall mean that the Participant shall have terminated (and not renewed) all of his or her financial industry licenses.

(m) **"Non-FA Participant"** shall mean a Participant who has not received any Contribution in the capacity of a financial advisor or branch manager.

(n) **"Normal Retirement Date"** shall mean the date upon which Participant attains (i) age 65 or (ii) age 55 after ten (10) years of service with the Company or a Related Employer.

(o) **"Participant"** shall mean any employee of the Company or a Related Employer to whose Account a Contribution is credited under the Plan.

(p) **"Period of Credited Service"** shall mean a period from October 1 through and including September 30 of the following year during which a Participant remains employed by the Company or a Related Employer.

(q) **"Plan Administrator"** shall mean the Committee or its designee(s).

(r) **"Plan Year"** shall mean a twelve-month period ending on September 30.

(s) **"Qualified Transfer"** shall mean the effective assignment for consideration from a Participant to (i) a financial advisor or branch manager designated by the Company, or (ii) the Company, of all of the goodwill and rights to service client assets constituting such Participant's book of business, as determined by the Plan Administrator in its sole discretion.

(t) **"Qualified Transfer Condition"** shall mean that the Participant shall have completed a Qualified Transfer.

(u) **"Related Employer"** shall mean a corporation, limited liability company or other business entity that is an affiliate of the Company, that has elected to adopt the Plan, and that the Company in its sole discretion permits to participate in the Plan as a participating employer.

(v) **"Retirement Condition"** shall mean that the Participant, since the date of his or her Separation from Service, has not been employed (or worked in a self-employed capacity) in the financial services industry.

(w) **"Separation from Service"** shall mean the termination of employment of a Participant (whether for death, disability, retirement or otherwise) with his or her Service Recipient within the meaning of Section 409A of the Code.

(x) **"Service Recipient"** shall mean the Company or a Related Employer and all other corporations and other persons with whom such entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.

(y) **"Specified Employee"** shall mean a Participant who, at the date of his or her Separation from Service (other than by reason of death), is a key employee of a Service Recipient as determined in accordance with the requirements of Treas. Reg. Section 1.409A-1(i), as amended from time to time. For these purposes, a Participant is a key employee if he or she meets the requirements set forth in Code Section 416(i) (without regard to Code Section 416(i)(5))) at any time during the 12-month period ending on December 31 where the stock of the Service Recipient is publicly traded (whether on an established securities market or otherwise). The specified employee effective date shall be April 1 following the December 31 identification date.

ARTICLE II
Administration

(a) **Plan Administrator**.

    (1) The Plan Administrator shall have complete authority to manage the operation and administration of the Plan. Not in limitation, but in amplification of the foregoing, the Plan Administrator shall have the following powers:

        (A) to determine all questions relating to the eligibility of employees to participate or continue to participate;

        (B) to maintain all records and books of account necessary for the administration of the Plan;

        (C) to interpret the provisions of the Plan and to make and to publish such interpretive or procedural rules as are consistent with the Plan and applicable law;

        (D) to compute, certify and arrange for the payment of benefits to which any Participant or other beneficiary is entitled;

        (E) to process claims for benefits under the Plan by Participants or other beneficiaries;

        (F) to engage consultants and professionals to assist the Plan Administrator in carrying out its duties under the Plan;

        (G) to develop and maintain such instruments as may be deemed necessary from time to time by the Plan Administrator to facilitate payment of benefits under the Plan; and

        (H) to establish such accounting procedures as shall be necessary or desirable to implement the provisions of the Plan.

    (2) The Plan Administrator may designate a committee, one or more employees or other individuals to assist the Plan Administrator in the administration of the Plan and the performance of the duties required of the Plan Administrator hereunder.

(b) **Plan Administrator's Authority.** In administering the Plan, the Plan Administrator may consult with Company officers and legal and financial advisers, but all decisions of the Plan Administrator shall be final, conclusive and binding on all Participants and other beneficiaries.

ARTICLE III
Eligibility and Participation

(a) **Eligibility.** The Company or Related Employer shall determine those of its employees who are eligible to participate in the Plan, subject to standards of eligibility as established by the Committee from time to time and subject to the requirement that the Plan be maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees (within the meaning of the Employee Retirement Income Security Act of 1974, as amended). Accordingly, an employee of the Company or a Related Employer who, in the opinion of the Company or a Related Employer based upon the then applicable Committee established guidelines, has contributed or is expected to contribute significantly to the growth and successful operations of the Company or a Related Employer, who is a member of a select group of management or highly compensated employees, and who meets any additional criteria for eligibility established by the Plan Administrator, will be eligible to become a Participant.

(b) **Participation.** An eligible employee shall become a Participant at such time as a Contribution is credited to his or her Account .

ARTICLE IV
Company Contributions, Participant Accounts
and Investment of Accounts

(a) **Discretionary Contributions.** The Company or a Related Employer may in its absolute discretion, in accordance with Article III, credit an eligible employee with a contribution with respect to a Plan Year (each, a "Contribution"). The amount of any Contribution shall be determined by the Company or the Related Employer in its sole discretion.

(b) **Participant Accounts**.

 (1) Amounts of Contributions, if any, credited to a Participant pursuant to this Plan shall be recorded by the Plan Administrator in an Account maintained in the name of the Participant. A separate Account shall be maintained for each Plan Year with respect to which a person receives a Contribution.

 (2) All amounts that are credited to a Participant's Account shall be credited solely for purposes of accounting and computation, and no fund shall be set aside with respect thereto, except as may be provided in paragraph (e) Establishment of Trust below. Except as expressly set forth in the Plan, a Participant shall not have any interest in or right to any Contribution(s) in any such Account at any time.

 (3) It is the intention of the Company that this Plan, and all Contributions to Participant Accounts made hereunder, be unfunded for purposes of ERISA and the Code and exempt from Title I of ERISA. All Contributions recorded in Accounts, a Participant's interest in the Plan and any amounts provided under the Plan shall constitute an unsecured promise by the Company or a Related Employer to pay benefits in the future, and a Participant shall have the status of a general unsecured creditor of the Company or Related Employer. All amounts credited to a Participant's Account will remain as general assets of the Company or the Related Employer and shall remain subject to the claims of the Company's or the Related Employer's creditors until such time as the amounts are distributed to the Participant.

(c) **Crediting and Debiting of Accounts.**

 (1) As provided in paragraph (b)(l) above, a Participant's Account shall be credited with the Contributions made on behalf of the Participant with respect to a Plan Year. The Account thereafter shall be credited (or debited) from time to time based upon the Participant's allocable share of the return (including any negative return) on the investment or deemed investment of the amounts credited to the Participant's Account (which investments or deemed investments shall be determined by the Plan Administrator). Upon distribution or forfeiture of amounts in the Account, the Account shall be debited with the amount of the distribution or forfeiture, as the case may be.

 (2) The Plan Administrator shall establish such rules and procedures as are necessary for purposes of crediting and debiting the Participants' Accounts from time to time. Without limitation of the foregoing, lump sum distributions shall be based on the value of the Account(s) of a Participant as of the end of the month immediately preceding the date of payment.

(d) **Account Valuation**.

 (1) The value of a Participant's Account(s) shall be determined by the Plan Administrator, and the Plan Administrator may establish such accounting procedures as are necessary to account for the Participant's interest in the Plan. Each Participant's Account(s) shall be valued as of the last day of each Plan Year and/or such other date or dates as may be determined from time to time by the Plan Administrator.

 (2) At least annually, the Plan Administrator shall furnish each Participant with a statement of the value of his or her Account(s).

(e) **Establishment of Trust**.

 (1) The Company and/or one or more Related Employers may, but are not required to, establish a trust substantially in conformity with the terms of the model trust described in Revenue Procedure 92-64 to assist in meeting their obligations to Participants under this Plan. Except as provided in subparagraph (4) below, any such trust shall be established in such manner so as to permit the assets transferred to the trust and the

earnings thereon to be used by the trustee solely to satisfy the liability of the Company or a Related Employer in accordance with the Plan and to preclude the use of such assets for any other purpose, except that the assets will remain as general assets of the Company or a Related Employer and shall remain subject to the claims of the Company's or the Related Employer's creditors until such time as the amounts are distributed to the Participant.

(2) The Company or a Related Employer, in its sole discretion, and from time to time, may make contributions to the trust.

(3) The powers, duties and responsibilities of the trustee shall be as set forth in the trust agreement, and nothing contained in the Plan, whether express or implied, shall be deemed to impose any additional powers, duties or responsibilities upon the trustee.

(4) Unless otherwise paid by the Company or a Related Employer, all benefits under the Plan and expenses chargeable to the Plan and the trust, if one has been established, shall be paid from the trust.

ARTICLE V
Vesting of Benefits under the Plan

(a) **<u>Vesting of Contributions.</u>** A Participant shall become 100% vested in the Account Balance with respect to a particular Contribution on the first to occur of the following:

(1) the date that the Participant has completed five (5) consecutive Periods of Credited Service with respect to such Contribution;

(2) the date of the Participant's Separation from Service by reason of death or Disability;

(3) with respect to a Non-FA Participant who has experienced a Separation from Service on or after his or her Normal Retirement Date, the date that the Non-FA Participant would have completed five (5) consecutive Periods of Credited Service with respect to the applicable Contribution absent such Separation from Service; *provided, however,* that such Non-FA Participant shall have satisfied (as determined in the sole discretion of the Plan Administrator): (A) the Retirement Condition, and (B) the Competition Condition.

(4) With respect to an FA Participant who has experienced a Separation from Service, irrespective of whether such FA Participant has attained his or her Normal Retirement Date, the date that the FA Participant would have completed five (5) consecutive Periods of Credited Service with respect to the applicable Contribution absent such Separation from Service; *provided, however*, that such FA Participant shall have satisfied (as determined in the sole discretion of the Plan Administrator): (A) the Retirement Condition, (B) the License Condition, (C) the Competition Condition, and (D) the Qualified Transfer Condition.

For the avoidance of doubt, a violation by the Participant of any of the Continued Vesting Conditions then applicable to one or more of such Participant's Contributions shall result in the immediate forfeiture of the Account Balance(s) with respect to all unvested Contributions in such Participant's Account.

(b) A Participant's change in status from employee to independent contractor shall be deemed a Separation from Service for purposes of this Article V, *provided* that this provision shall not be applied so as to affect the payment date determined under Article VI.

(c) Except as expressly provided above, the Separation from Service of a Participant from the Company or a Related Employer before the vesting date of a Contribution will result in a forfeiture of all of the Account Balances with respect to unvested Contributions in a Participant's Account(s).

(d) For the avoidance of doubt, in the event a Participant is Separated from Service for Cause, he or she will immediately forfeit the Account Balance with respect to any unvested Contributions under the Plan.

ARTICLE VI
Payment of Benefits under the Plan

(a) **Payment Date.** Except as provided in paragraphs (c) and (d) below, payments of an Account Balance due to a Participant hereunder with respect to any Contribution shall be made as soon as practicable following the vesting thereof.

(b) **One Time Right To Defer.** Notwithstanding the provisions of subsection (a) above:

    (1) A Participant may defer the payment of any Account Balance until a later date, *provided, however*, that any such deferral election:

        (A) shall be irrevocable;

        (B) shall be made only once with respect to the Account Balance with respect to any Contribution;

        (C) may not take effect prior to twelve (12) months after the date of such election;

        (D) must be made at least twelve (12) months before the date the Account Balance with respect to the affected Contribution would vest in the ordinary course; and

        (E) must designate a payment date that is at least five (5) years after the vesting date of the Account Balance with respect to such Contribution.

    (2) A deferral election shall not affect the form of payment of an Account Balance as provided in paragraph (d) below. In the event the deferral election applies to installment payments, the first installment shall be paid on the date selected and each subsequent installment shall be made on the same date of each succeeding calendar year.

    (3) Notwithstanding the foregoing, unless the Participant has made a separate election to defer payments of Account Balance(s) under paragraph (4) immediately below, in the event that the Participant has begun receiving installment payments and thereafter incurs a Separation from Service by reason of death or Disability, the installment payments shall be terminated and the remaining Account Balance shall be paid in a lump sum as soon as practicable.

    (4) A Participant shall have the right to make a one-time irrevocable election that payments of Account Balance(s) made to a designated beneficiary upon the Participant's death shall be made in equal annual installments over a five-year period commencing with the Participant's death, *provided, however*, that any such election shall not take effect until twelve (12) months after the election is made.

(c) **Required Payment Deferral.** Notwithstanding anything in this Plan to the contrary, in the event that a payment is scheduled to be made to a Specified Employee as a result of such Participant's Separation from Service (other than by reason of death), then no payment may be made to such Participant during the six (6) month period immediately following the date of the Participant's Separation from Service. In the event any payment is delayed under the provisions of this paragraph, then all amounts that the Participant would otherwise have been entitled to during the six-month period shall be accumulated and paid on the first day of the seventh month following the date of the Participant's Separation from Service.

(d) **Form of Payment.** Payments to Participants shall be made in cash in a lump sum, *provided, however,* that Participants with an Account Balance equal to or greater than $25,000 may elect payment in annual installments for no fewer than three or more than fifteen years. Elections made under this paragraph shall be subject to such requirements as the Plan Administrator may establish from time to time in order to ensure compliance with Treas. Reg. Section 1.409A-2(a) and (b).

(e) **As Soon As Is Practicable.** For purposes of this Article VI, whenever payment is to be made "as soon as practicable" following a specified event, such payment shall be made in all events during the period between (i) the date of the specified event and (ii) the later of (A) the final day of the taxable year of the Participant in which the specified event occurred and (B) ninety (90) days after the specified event, *provided*, that the Participant does not have a right to designate the taxable year of the payment, and *provided further*, that if such vesting arises from completion of five consecutive Periods of Credited Service, the payment may not be made earlier than the November 1 immediately following the fifth (5th) Period of Credited Service.

ARTICLE VII
Amendment and Termination

(a) **In General**.

   (1) The Plan may be amended at any time, and from time to time, by the Committee or by any officer of the Company to whom the Committee shall have expressly delegated such authority.

   (2) The Plan may be terminated at any time by the Committee.

(b) **Effect of Amendment or Termination.** No amendment or termination of the Plan, without the consent of the affected Participant, shall materially and adversely affect the rights of any Participant with respect to any Contribution credited to the Account(s) of a Participant prior to such amendment or termination. Notwithstanding the foregoing, the Committee reserves the right to amend this Plan, without the consent of any Participant, in order to conform the Plan to the provisions of Section 409A of the Code.

ARTICLE VIII
Miscellaneous

(a) **Beneficiaries**.

   (1) Beneficiary Designation. The Participant shall have the right, at any time, to designate any person or persons as beneficiary (both primary and contingent) to whom payment under the Plan shall be made in the event of the Participant's death. If the Participant names someone other than his or her spouse as a beneficiary, the Committee may, in its sole discretion, determine that spousal consent is required to be provided in a form designated by the Committee, executed by such Participant's spouse and returned to the Committee. The beneficiary designation shall be effective when it is submitted to and acknowledged by the Committee during the Participant's lifetime.

   (2) Absence of Valid Designation. If a Participant fails to designate a beneficiary as provided above, or if every person designated as beneficiary predeceases the Participant or dies prior to complete distribution of the Participant's Account Balances, then the Committee shall deem the Participant's estate to be the beneficiary and shall direct the distribution of such benefits accordingly.

(b) **Payments to Minors**. In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead such payment shall be made (a) to that person's living parent(s) to act as custodian; (b) if that person's parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, to act as custodian; or (c) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and the Committee decides not to select another custodian, then payment shall be made to the duly appointed and currently acting guardian of the person of the minor or, if no guardian of the person of the minor has been duly appointed and is currently acting within sixty (60) days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor.

(c) **Payments to Incompetents.** If the Plan Administrator receives satisfactory evidence that a person who is entitled to receive any benefit under the Plan, at the time such benefit becomes payable, is physically unable, mentally incompetent, or not otherwise legally competent to receive such benefit and to give a valid release therefor, and that another person or an institution is then maintaining or has custody of such person, and that no guardian or other representatives of the person of such person shall have been duly appointed, the Plan Administrator may authorize payment of such benefit to such other person or institution, and a release executed and delivered by such other person or institution shall be a valid and complete discharge for the payment of such benefit.

(d) **Plan Not a Contract of Employment.** The Plan shall not be deemed to constitute a contract between the Company or a Related Employer and any Participant, nor to be consideration for the employment of any Participant. Nothing in the Plan shall give a Participant the right to be retained in the employ of the Company or a Related Employer; all Participants shall remain subject to discharge or discipline as at-will employees to the same extent as if the Plan had not been adopted.

(e) **No Interest in Assets.** Nothing contained in the Plan shall be deemed to give any Participant any equity or other interest in the assets, business or affairs of the Company or a Related Employer. No Participant in the Plan shall have any security or other legal interest in assets of the Company or a Related Employer used to make Contributions or pay benefits.

(f) **Non-Alienation of Benefits.** No benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to do so shall be void. No benefit under the Plan shall in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person. If any person entitled to benefits under the Plan shall become bankrupt or shall attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any benefit under the Plan, or if any attempt shall be made to subject any such benefit to the debts, contracts, liabilities, engagements or torts of the person entitled to any such benefit, except as specifically provided in the Plan, then all rights of the Participant to such benefits shall cease and terminate at the discretion of the Plan Administrator. The Plan Administrator may then hold or apply the same or any part thereof to or for the benefit of such Participant or any dependent or beneficiary of such Participant in such manner and proportions as it shall deem proper.

(g) **Governing Law.** In the event any provision of, or legal issue relating to, this Plan is not fully preempted by United States federal law, such issue or provision shall be governed by the laws of the State of Florida.

(h) **Corporate Successors.** The Plan shall automatically terminate upon (i) the sale or other transfer of substantially all of the assets of the Company, (ii) the merger of the Company into any other corporation or other entity, or (iii) the consolidation of the Company with any other corporation or entity, unless the transferee, purchaser or successor entity expressly agrees to continue the Plan. No such termination shall automatically result in the immediate or other accelerated payment of amounts previously deferred under this Plan.

(i) Liability Limited.

   (1) Notwithstanding any other provision of the Plan, neither the Company nor a Related Employer, nor any individual acting as an employee or agent of the Company or Related Employer, shall be liable to any Participant, former Participant, or other person for any claim, loss, liability or expense incurred in connection with the Plan, except as expressly set forth herein.

   (2) The Plan Administrator and its members shall be entitled to rely conclusively on all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, trustee, insurance company, consultant or other expert who shall have been employed or engaged by the Plan Administrator in good faith.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Long Term Incentive Plan to be executed by its duly authorized officer effective as of the 20th day of August, 2025.

RAYMOND JAMES FINANCIAL, INC.

By: /s/ JONATHAN W. OORLOG JR.

Name: Jonathan W. Oorlog, Jr.
Title: Chief Financial Officer

APPENDIX A

For purposes of the Competition Condition defined in Article I of the Plan, a Participant shall not:

1.   Utilize Confidential Information or other Company trade secrets to directly or indirectly, individually or in concert with any other person or entity, compete with the Company in the United States and in each state of the United States, whether as an employee, consultant or contractor, or as an owner, member or joint venture in, or agent of, any business that competes with the Company.

2.   Directly or indirectly, individually or in concert with any other person or entity, solicit any employee of the Company with whom the Participant worked or otherwise had Material Contact (as defined below) during the Participant's employment, to leave the employ of the Company. For purposes of this provision, a Participant had "Material Contact" with an employee if (i) the Participant had a supervisory relationship with the employee, or (ii) the Participant worked or communicated with the employee as part of his or her job duties.

3.   Directly or indirectly, individually or in concert with any other person or entity, solicit any then-current or proposed client or customer of the Company with whom the Participant had Material Contact during his or her employment. For purposes of this provision, a Participant had "Material Contact" with a current or proposed client or customer if (i) the Participant had business dealings with the current or proposed client or customer on behalf of the Company, or (ii) the Participant supervised or coordinated the dealings between the Company and the current or proposed client or customer.

4.   Directly or indirectly, use for himself or herself, or for any other business, or disclose to any person, any Confidential Information (as defined below), without the prior written consent of the Company, during the period that such information remains confidential and nonpublic or a trade secret under applicable law (the "Confidentiality Covenant"). "Confidential Information" means all non-public information (whether or not a trade secret and whether or not proprietary) relating to the Company's business and its customers, that the Company either treats as confidential or that is of value to the Company or important to the Company's business and operations, including but not limited to the following specific items: trade secrets (as defined by applicable law); actual or prospective customers and customer lists; marketing strategies; sales; actual and prospective pricing and fees; products; know-how; research and development; intellectual property; information systems and software, business plans and projections; negotiations and contracts; financial or cost data; employment, compensation and personnel information; procedures and processes; and any other non-public business information regarding the Company. In addition, trade secrets will be entitled to all of the protections and benefits available under applicable law. For the avoidance of doubt, by participating in the Plan, each Participant acknowledges and agrees that this Confidentiality Covenant shall in no event be interpreted to limit his or her general obligations of confidentiality to an employer or former employer under the Company's Code of Business Conduct and Ethics, the common law, or pursuant to any agreement that the Participant may otherwise enter into with the Company, all of which obligations shall remain in full force and effect.

For purposes of this Appendix A, all references to the "Company" shall be deemed to include the Related Employers.

To the extent that any restriction contained in this Appendix is determined by any court or other tribunal of competent jurisdiction to be overbroad or unenforceable with respect to forfeiture of Participant's unvested Account Balance(s), then such restriction shall be deemed amended so as to be deemed reasonable and enforceable, and as so amended shall be enforced.

Anything to the contrary herein notwithstanding, nothing in the Plan, this Appendix A, or any other Plan-related agreement, policy or document, shall prohibit or restrict any Participant from: (a) making any disclosure of information required by law; (b) providing information to, or testifying or otherwise assisting in any investigation or proceeding brought by, any federal or state regulatory or law enforcement agency or legislative body, any regulatory or self-regulatory organization ("Regulatory Organization"), or the Raymond James Legal Department or Compliance Department; (c) testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of the Sarbanes-Oxley Act, any federal, state or municipal law relating to fraud or any rule or regulation of the SEC, the CFTC, FINRA, the New York Stock Exchange, or any other Regulatory Organization. Further, nothing in the Plan, this Appendix A, or any other Plan-related agreement or document shall be interpreted so as to (i) prohibit a Participant from voluntarily communicating, without notice to or approval by the Company or the Plan Administrator, with any governmental agency or self-regulatory organization ("SRO") about a potential violation of law, regulation or SRO regulation, or (ii) limit the right of a Participant to receive an award for information provided to any government agency or SRO.

EXHIBIT 21

RAYMOND JAMES FINANCIAL, INC.
LIST OF SUBSIDIARIES

The following listing includes all of the registrant's subsidiaries as of September 30, 2025, which are included in the consolidated financial statements:

Entity Name	State/Country of Incorporation	Subsidiary or Joint Venture of
740780 Carillon, LLC	Florida	Raymond James Financial, Inc.
800 Carillon, LLC	Florida	Raymond James Financial, Inc.
Carillon Fund Distributors, Inc.	Florida	Eagle Asset Management, Inc.
Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management	Florida	Raymond James Financial, Inc.
CDM Retirement Consultants, Inc.	Maryland	Northwest Investment Consulting, Inc.
Cebile Advisors Limited	United Kingdom	Raymond James Financial Holdings UK Limited
Chartwell Investment Partners, LLC	Pennsylvania	Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management
Chartwell TSC Securities Corp.	Pennsylvania	TriState Capital Holding Company, LLC
ClariVest Asset Management LLC	Delaware	Eagle Asset Management, Inc.
Copper Acquisition Co.	Florida	Raymond James Financial, Inc.
Cougar Global ETF Portfolio Management Inc.	Delaware	Cougar Global Investments Limited
Cougar Global Investments Limited	Ontario	Raymond James International Canada, Inc.
Eagle Asset Management, Inc.	Florida	Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management
Everest Acquisition Co.	Florida	Raymond James Financial, Inc.
Exempt Nominees LTD	United Kingdom	Raymond James Wealth Management Limited
Kaufmann and Goble Associates, Inc.	California	Northwest Investment Consulting, Inc.
Meadowood Asset Management, LLC	Pennsylvania	TriState Capital Bank
MK Holding, Inc.	Alabama	Raymond James Financial, Inc.
Morgan Keegan & Associates, LLC	Delaware	MK Holding, Inc.
Morgan Keegan & Company, LLC	Tennessee	Raymond James Financial, Inc.
Morgan Properties, LLC	Tennessee	Raymond James Investments, LLC
Native American Housing Fund VI L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Northwest Holdings, Inc.	Delaware	NWPS Holdings, Inc.
Northwest Investment Consulting, Inc.	Washington	Northwest Holdings, Inc.
NWPS Actuary Services, Inc.	California	Northwest Investment Consulting, Inc.
NWPS Holdings, Inc.	Delaware	Copper Acquisition Co.
Raymond James & Associates, Inc.	Florida	Raymond James Financial, Inc.
Raymond James (USA) Ltd.	Canada	Raymond James Ltd.
Raymond James Affordable Housing Fund 2 L.P.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 3 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 4 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 5 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 6 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 7 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 8 L.L.C..	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 9 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 10 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Investments, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Bank	Florida	Raymond James Financial, Inc.
Raymond James California Housing Opportunity Fund I L.L.C.	California	Raymond James Affordable Housing Investments, Inc.
Raymond James Canada, LLC	Florida	Raymond James Financial, Inc.
Raymond James Canadian Acquisition, Inc.	Florida	Raymond James Bank
Raymond James Canadian Holdings, LLC	Florida	Raymond James Canadian Acquisition, Inc.
Raymond James Capital Funding, Inc.	Florida	Raymond James Bank
Raymond James Community Reinvestment Fund 1 L.L.C.	Florida	Raymond James Bank
Raymond James Corporate Finance GmbH	Germany	Raymond James Global Holdings Limited

Entity Name	State/Country of Incorporation	Subsidiary or Joint Venture of
Raymond James Corporate Finance SAS	France	Raymond James Corporate Finance GmbH
Raymond James Development Tax Credit Fund L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James European Holdings, Inc.	Florida	Raymond James International Holdings, Inc.
Raymond James Finance Company of Canada Ltd.	Canada	Raymond James Canadian Holdings, LLC
Raymond James Financial Holdings UK Limited	United Kingdom	Raymond James International Holdings, Inc.
Raymond James Financial International Limited	United Kingdom	Raymond James International Holdings, Inc.
Raymond James Financial Management Ltd.	Canada	Raymond James Ltd.
Raymond James Financial Planning Ltd.	British Columbia	Raymond James Ltd.
Raymond James Financial Services Advisors, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Financial Services, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Global Holdings Limited	United Kingdom	Raymond James International Holdings, Inc
Raymond James Insurance Group, Inc.	Florida	Raymond James Financial, Inc.
Raymond James International Canada, Inc.	Florida	Raymond James International Holdings, Inc.
Raymond James International Holdings, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Investment Counsel Ltd.	Canada	Raymond James Ltd.
Raymond James Investments, LLC	Florida	Raymond James Financial, Inc.
Raymond James Investment Services Limited	United Kingdom	Raymond James Wealth Management Limited
Raymond James Ltd.	Canada	Raymond James Canada, LLC
Raymond James Mortgage Company, Inc.	Tennessee	MK Holding, Inc.
Raymond James Multifamily Finance, Inc.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Native American Housing Opportunities Fund I L.L.C. (SERIES A)	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Preservation Opportunities Fund XX L.L.C.	Florida	Raymond James Multifamily Finance, Inc.
Raymond James Renewable Energy Investments, Inc.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Structured Products, Inc.	Delaware	MK Holding, Inc.
Raymond James Tax Credit Fund 33 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 34 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 35 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 36 L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 37 L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 38 L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund XX L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund XXV-A L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Trust Company of New Hampshire	New Hampshire	Raymond James Financial, Inc.
Raymond James Trust, National Association	U.S.A.	Raymond James Financial, Inc.
Raymond James UK Wealth Management Holdings Limited	Bailiwick of Jersey	Raymond James Financial, Inc.
Raymond James Wealth Management Group Limited	United Kingdom	Raymond James UK Wealth Management Holdings Limited
Raymond James Wealth Management Limited	United Kingdom	Raymond James Wealth Management Group Limited
Raymond James Yatirim Menkul Kiymetler A.S.	Turkey	Raymond James European Holdings, Inc.
RJ Capital Services, Inc.	Delaware	Raymond James Financial, Inc.
RJOZF 2 L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
RJTCF Disposition Corporation	Florida	RJTCF Disposition Fund L.L.C.
RJTCF Disposition Fund L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Rock (Nominees) Limited	United Kingdom	Raymond James Wealth Management Limited
Scout Investments, Inc.	Missouri	Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management
Solus Trust Company	Ontario	Raymond James Ltd.
SumRidge Partners, LLC	Delaware	Everest Acquisition Co.
The Producers Choice LLC	Michigan	Raymond James Insurance Group, Inc.
Trautmann, Maher & Associates, Inc.	Washington	Northwest Investment Consulting, Inc.
TriState Capital Bank	Pennsylvania	TriState Capital Holding Company, LLC
TriState Capital Holding Company, LLC	Florida	Raymond James Financial, Inc.
TSC Equipment Finance LLC	Pennsylvania	TriState Capital Bank

Entity Name	State/Country of Incorporation	Subsidiary or Joint Venture of
Value Partners, Inc.	Florida	Raymond James Affordable Housing Investments, Inc.
Wiregrass Raymond James, LLC	Florida	Raymond James Financial, Inc.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-261647) on Form S-4 (including post-effective amendment No. 1 thereto on Form S-8), (Nos. 333-103280, 333-157516, 333-179683, 333-209628, 333-230065, 333-236605, 333-270391) on Form S-8 and (No. 333-279215) on Form S-3ASR of our reports dated November 25, 2025, with respect to the consolidated financial statements of Raymond James Financial, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

New York, New York
November 25, 2025

EXHIBIT 31.1

CERTIFICATIONS

I, Paul M. Shoukry, certify that:

1. I have reviewed this annual report on Form 10-K of Raymond James Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 25, 2025

/s/ PAUL M. SHOUKRY
Paul M. Shoukry
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Jonathan W. Oorlog, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of Raymond James Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 25, 2025

/s/ JONATHAN W. OORLOG, JR.
Jonathan W. Oorlog, Jr.
Chief Financial Officer

EXHIBIT 32

**CERTIFICATION BY CHIEF EXECUTIVE OFFICER AND CHIEF
FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

     In connection with the Annual Report of Raymond James Financial, Inc. (the "Company") on Form 10-K for the year ended September 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PAUL M. SHOUKRY

Paul M. Shoukry

Chief Executive Officer

November 25, 2025

/s/ JONATHAN W. OORLOG, JR.

Jonathan W. Oorlog, Jr.

Chief Financial Officer

November 25, 2025


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